Filed Pursuant to Rule 424(b)(3)

File Number 333-102546

NORTH STATE NATIONAL BANK

525 SALEM STREET, CHICO, CA 95928

(530) 895-7519

To Our Stockholders:

You are cordially invited to attend a meeting of shareholders of North State National Bank, Chico, California, to be held on the 19th day of March, 2003, at 6:00 p.m., local time, at the offices of North State at 525 Salem Street, Chico, California 95928.

At the meeting, you will consider and vote on a merger combining North State with Tri Counties Bank. Tri Counties Bank is a California bank operating as a subsidiary of TriCo Bancshares. We can not complete the merger unless holders of at least two-thirds of the outstanding North State common stock approve it.

If the merger is approved, you will receive TriCo common stock and/or cash with a value ranging from $23.52 to $28.17 for each share of North State stock that you own, depending on the average closing price of TriCo stock. If the merger had been completed on February 7, 2003, the average closing price of TriCo stock would have been $25.1861 and you would have received $25.36 for each one of your shares of North State common stock. The actual number of shares of TriCo stock and/or cash you will receive is based on a complex formula. Please see page 29 for a complete discussion of what you will receive. No fractional shares will be issued and any fractional shares will be paid in cash.

If the merger is approved, you will receive payment for your shares either in cash, or TriCo stock or in a combination of TriCo stock and cash. Enclosed with this proxy statement is a Cash/Stock Election Form. Please specify the form of payment you wish to receive by marking the appropriate box and sign the form. Mail the marked and signed Cash/Stock Election Form to North State in the enclosed postage-paid blue envelope as soon as possible.

The board of directors of North State has unanimously approved the merger and recommends voting “for” the merger. Your vote is very important. Whether or not you plan to attend the meeting, please vote by completing, signing and mailing the enclosed proxy in the enclosed postage-paid white envelope as soon as possible.

You should consider the matters discussed under “Risk Factors” beginning on page 15 of this proxy statement.

This proxy statement describes the meeting, the merger and other related matters. This proxy statement is also the prospectus for up to 784,000 shares of TriCo common stock to be issued in the merger. Please read this entire document carefully.

Very truly yours,

John A. Lucchesi

President and CEO

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the TriCo common stock to be issued under this proxy statement or determined if this proxy statement is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement is February 10, 2003, and it is first being mailed to North State shareholders on or about February 14, 2003.

Notice Of

Special Meeting Of Shareholders

to be held March 19, 2003

Notice is being given that a special meeting of shareholders of North State National Bank, Chico, California, will be held on March 19, 2003, at 6:00 p.m., local time, at the offices of North State at 525 Salem Street, Chico, California 95928. The purpose of the meeting is to consider a vote upon a proposal to merge North State with Tri Counties Bank.

We do not know of any other business to come before this meeting.

Only North State shareholders of record at the close of business on February 7, 2003, are entitled to vote at the meeting. Approval of the merger requires that two-thirds of the outstanding shares of North State common stock be voted at the meeting in favor of the merger. There were 1,228,145 shares of North State common stock outstanding on February 7, 2003.

Please sign, date and return the enclosed proxy card without delay in the enclosed postage-paid white envelope whether or not you currently plan to attend the meeting. You may revoke your proxy at any time before it is voted at the meeting.

By Order of the Board of Directors

Date: February 10, 2003	Robert M. Foster, Secretary

Please Date and Sign the Enclosed Proxy

and Return It Promptly in the Enclosed Postage-Paid White Envelope

Comparison Between TriCo Stock and North State Stock	116
Cumulative Voting	116
Assessability	116
Shareholder Approval of Reorganizations	116
Shareholders Rights Plan	116
Dividend Rights	117
Preemptive Rights	117
Redemption Rights	117
Regulation and Supervision	117
General	117
Gramm-Leach-Bliley Act	118
Safety and Soundness Standards	119
Restrictions on Dividends and Other Distributions	119
Consumer Protection Laws and Regulations	120
USA Patriot Act of 2001	121
Capital Requirements	122
Prompt Corrective Action	122
Impact of Monetary Policies	123
Other Matters	123
Validity of TriCo Common Stock	123
Experts	123
Additional Information	124
Financial Information	F-1
Exhibits:
Exhibit A Acquisition Agreement and Plan of Merger dated October 3, 2002, among TriCo Bancshares, Tri Counties Bank and North State National Bank and related merger agreement
Exhibit B Fairness Opinion of RBC Dain Rauscher, Inc. dated October 3, 2002
Exhibit C Form of Tax Opinion of Rothgerber Johnson & Lyons LLP
Exhibit D Section 214a(b) of the National Bank Act concerning dissenter’s rights of North State shareholders

Questions and Answers About the Merger

Q:    What is the proposed transaction?

A:    The proposed transaction is a merger of North State into Tri Counties Bank, a wholly owned subsidiary of TriCo. As a result, North State will cease to exist and North State shareholders will exchange their shares of North State stock for cash, shares of TriCo common stock, or a combination of cash and TriCo stock. See “Proposed Merger—Terms of the Merger” at page 29.

Q:    Why are we proposing that North State merge into Tri Counties Bank?

A:    We feel that the merger of North State into Tri Counties Bank will give shareholders of the combined company substantial benefits and will help both North State and Tri Counties Bank to better serve their customers. The products and markets of North State and Tri Counties Bank generally are complementary. As a result, the combined company should be in a better position to take advantage of opportunities within their market. See “Proposed Merger—Reasons for the Merger” at page 20.

Q:    How do I exercise my right to vote?

A:    Carefully read this document, then indicate on the enclosed proxy card how you want to vote and sign, date and return the proxy card as soon as possible. You may attend your shareholders’ meeting and vote your shares in person rather than completing and returning the proxy card. If you do complete and return your proxy card, you may revoke it at any time prior to the vote at your shareholders’ meeting by following the directions described under “Meeting of North State Shareholders—Record Date and Voting Rights” at page 17.

Q:    How do I elect to receive cash and stock or a combination of cash and stock in exchange for my North State stock?

A:    You must complete the enclosed Cash/Stock Election Form and return it to North State in the enclosed prepaid, preaddressed blue envelope no later than the date of the meeting. See “Proposed Merger—Terms of the Merger” at page 30.

Q:    Will I receive the form of merger consideration that I request?

A:    Yes, unless we receive more requests for cash or TriCo stock than is available under the terms of the merger. See “Proposed Merger—Terms of the Merger” at page 30.

Q:    If I don’t agree with the merger, do I have any alternatives?

A:    Yes. You may exercise your right to dissent and receive an appraised value as of the time the merger is completed in cash for your shares of North State stock. See the question below and “Proposed Merger—Rights of Dissenting Shareholders” at page 35.

Q:    What do I do if I want to exercise my right to dissent?

A:    If you want to exercise your right to dissent, you must vote against approval of the merger at the meeting or give written notice to North State at or prior to the meeting that you dissent from the proposed merger. Your notice must be addressed to John Lucchesi, President, North State National Bank, 525 Salem Street, Chico, California 95928. Additionally, no later than 30 days after completion of the merger you must make a written request for payment of the cash value of North State stock and send us your North State stock certificates. The value of your shares will be determined, as of the effective date of the merger, by an appraisal. See “Proposed Merger—Rights of Dissenting Shareholders” at page 35.

Q:    My shares are held in my broker’s name. How do I go about voting?

A:    Copies of this proxy statement have been sent to your broker, who must forward one to you. The broker will request instructions from you as to how you want your North State stock to be voted and the broker will vote your shares according to your instructions. Your broker cannot vote your shares without your instructions.

Q:    What will happen if I don’t send in my proxy card?

A:    If you don’t send in your proxy card, your shares will not be voted unless you attend the meeting and vote in person. If a significant number of shareholders do not return their proxy cards, there may not be enough shares represented at the meeting to approve the merger even if all those present are in favor of approval. In that case, the merger could not take place at that time. The failure to return your proxy card or vote in person at the meeting will have the same effect as a vote against the merger. See “Meeting of North State Shareholders—Record Date and Voting Rights” at page 17.

Q:    Should I send in my North State stock certificates now?

A:    No. After the merger is completed, we will send all North State shareholders written instructions for exchanging their share certificates. See “Proposed Merger—Exchange Procedures” at page 37. However, if you wish to make an election between cash and TriCo stock, you must return the enclosed Cash/Stock Election Form no later than the date of the meeting.

Q:    How do I exchange my shares?

A:    After completion of the merger, we will send to each record holder of former shares of North State stock a notice of completion of the merger and a transmittal form. The transmittal form will describe how to send in your certificates in exchange for a check and/or shares of TriCo stock in the appropriate amounts.

Q:    If I lost my North State stock certificate, can I still receive cash and/or TriCo stock?

A:    Yes. However, you will have to provide a paid surety bond that will protect TriCo against a loss in the event someone finds or has your lost certificate and is able to transfer it. To avoid having to pay for a surety bond, you should do everything you can to find your North State certificate before the time comes to send it in. See “Proposed Merger—Exchange Procedures” at page 37.

Q:    What if I sell my North State stock before completion of the merger?

A:    You will not be able to receive any cash or TriCo stock in the merger and will only receive the sales price for your shares.

Q:    When do you expect to complete the merger?

A:    We are working toward completing the merger as quickly as possible. In addition to approval by North State shareholders, bank regulatory agencies must also approve the merger. We expect to complete the merger late in the first quarter of 2003.

Q:    Who should I call with questions about the meeting or the merger?

A:    If you have any questions about the meeting or the merger, you should contact John Lucchesi of North State at (530) 895-7519.

Q:    Who should I call if I have questions about TriCo?

A:    If you have any questions about TriCo, you should contact Tom Reddish of TriCo at (530) 898-0300.

Questions and Answers About This Document

Q:    What is the purpose of this document?

A:    This document serves as both a proxy statement of North State and a prospectus or offering memorandum of TriCo. As a proxy statement, it is being provided to you by North State because its board of directors is soliciting proxies for use at the shareholders meeting called to vote on the proposed merger. As a prospectus, it is being provided to you by TriCo because TriCo is offering to you shares of its common stock in exchange for shares of North State common stock. This document provides detailed information about the proposed merger.

Q:    Should I read the entire document?

A:    Yes. Parts of this document summarize information that is presented in greater detail elsewhere in this document or in the exhibits to this document. Each summary discussion is qualified by reference to the full text. For example, the summary of the terms of the merger is qualified by the actual terms of the acquisition agreement, a copy of which is included as Exhibit A.

Summary

This summary highlights select information from this proxy statement. It does not contain all of the information this is important to you. We urge you to read carefully the entire proxy statement. Neither TriCo nor North State has authorized anyone to give any information nor make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement. If anyone does give you information of this sort, you should not rely on it.

Companies (see pages 38 and 90)

TriCo Bancshares is a bank holding company headquartered in Chico, California, and the parent of Tri Counties Bank. Tri Counties Bank is a commercial bank with 32 traditional branches and ten in-store branches in the California counties of Butte, Contra Costa, Del Norte, Fresno, Glenn, Kern, Lake, Lassen, Madera, Mendocino, Merced, Nevada, Sacramento, Shasta, Siskiyou, Stanislaus, Sutter, Tehama, Tulare and Yuba. At September 30, 2002, it had consolidated assets of $1.1 billion, deposits of $938 million and shareholders’ equity of $96 million.

North State National Bank is a national banking association that conducts a commercial banking business from its two offices in Chico, California. At September 30, 2002, it had consolidated assets of $141 million, deposits of $127 million and shareholders’ equity of $13.6 million.

Shareholders Meeting; Vote Required (see page 17)

North State will hold a special meeting of shareholders at 525 Salem Street, Chico, California, on March 19, 2003, at 6:00 p.m., local time. At the meeting, North State shareholders will vote on the merger. Approval of the merger requires that two-thirds of the outstanding shares of North State common stock be voted at the meeting in favor of the merger.

Proposed Merger (see page 18)

We propose that North State will merge into Tri Counties Bank. Tri Counties Bank will acquire the business of North State and will continue the operations of North State under Tri Counties Bank’s current name.

Terms of the Merger (see page 29). North State shareholders will select whether they want to receive cash, TriCo stock or a combination of cash and TriCo stock. If you vote agasint the merger, you will receive only cash in the merger. In general, North State shareholders will receive the following merger consideration:

•	Cash of $13,000,000 plus up to an additional $585,000 which North State optionholders may pay to exercise options before the merger is completed.

•	784,000 shares of TriCo common stock, unless the average closing price is greater than $29.90 or less than $22.10. If the average closing price is greater than $29.90, the number of shares will be reduced. If the average closing price is less than $22.10, the number of shares will be increased. The average closing price is the average of the closing prices of TriCo stock for the 20 trading days ending on the third business day before the day the merger is completed.

One share of North State stock will receive cash and/or TriCo stock with a value ranging from approximately $23.52 to $28.17. The exact amount of cash and TriCo stock you will receive will vary depending on the selections made by other shareholders and the average closing price of TriCo stock. Because stock prices fluctuate, you will not know when you vote exactly what you will receive in the merger.

On February 7, 2003, the closing price of TriCo stock was $24.85 and the twenty-day average closing price was $25.1861. If the merger had been completed on February 7, 2003, one share of North State stock would have received cash and/or TriCo stock with a value of $25.36 based on 1,228,145 shares of North State stock outstanding and the exercise of options for 3,685 shares of North State stock.

At the closing, each unexercised option to acquire shares of North State common stock will be converted into the right to acquire shares of TriCo common stock.

Reasons for Merger; Fairness Opinion (see page 20). The North State board of directors believes that this merger is fair to you and in your best interests, based on:

•	its review and analysis of the merger;

•	a fairness opinion from its financial advisor that the consideration to be received by North State shareholders is fair from a financial point of view; and

•	its review of other options available to North State.

Management After the Merger (see page 77). When the merger is completed, the separate corporate existence of North State will end and North State’s operations will be assumed by Tri Counties Bank. Management of Tri Counties Bank immediately before the merger will continue after the merger with the addition of Steve Nettleton (chairman of the board of directors of North State) to the board of directors of TriCo. Officers of North State will be offered employment by Tri Counties Bank.

Tax Consequences (see page 33). The merger will be tax-free to North State shareholders who receive TriCo stock. The merger will not be completed unless North State receives legal opinions that the merger will be treated as a reorganization for federal income tax purposes and that no gain or loss will be recognized by North State shareholders, except for cash received as part of the merger or for fractional shares. Shareholders who receive cash in exchange for any of their North State stock generally will recognize gain, but not loss. However, because tax results may vary for different stockholders, you should consult your personal tax advisors as to the consequences of the merger under tax laws.

Vote Required; Ownership by Management (see page 17). As of the record date for the meeting, the directors of North State and their affiliates as a group held a total of 341,354 shares, or approximately 27.8%, of the outstanding shares of North State stock. Approval of the merger requires that two-thirds of the outstanding shares be voted in favor of the merger. Each North State director intends to vote all of the shares of North State stock over which he has sole or shared voting power for approval of the merger. Accordingly, approval of the merger at the meeting is expected to require the affirmative vote of an additional 447,409 shares or 38.9% of North State stock. The directors and executive officers of TriCo own 250 shares of North State stock.

Conditions; Regulatory Approvals (see page 31). To complete the merger, we must satisfy various conditions, including:

•	approval of the merger by North State shareholders;

•	approval of the merger by bank regulatory agencies, including the Federal Deposit Insurance Corporation and the California Department of Financial Institutions;

•	registration under federal securities laws of the TriCo stock to be issued in the merger; and

•	the absence of any legal restraints that prevent completion of the merger.

Amendment and Termination (see page 32). The parties may agree to change the terms of the merger at any time before completion of the merger without the approval of North State shareholders unless the change effects the amount of consideration to be received by the North State shareholders or the tax effect of the merger. The boards of directors of TriCo and North State may terminate the merger at any time prior to its completion in certain circumstances. North State may terminate the merger if the average closing price of TriCo stock is less than $20.80. The parties may also terminate the merger if it is not completed on or before June 30, 2003.

Unaudited Comparison of Per Common Share Data

The following table presents information about our per share net income, cash dividends and book value after giving effect to the merger, which is generally referred to as “pro forma” information. This information gives effect to the merger under the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. In presenting this information for certain time periods, we assumed that the merger had taken place at the beginning of each period for which the information is shown. The pro forma information is based on an exchange of 716,000 shares of TriCo stock (valued at $23.92 on October 3, 2002), options to purchase 92,450 shares of TriCo stock at an average price of $6.33 per share and cash of $13,000,000 for 1,224,460 shares of North State stock and options to purchase 89,852 shares of North State stock. This information is based upon the historical financial information of TriCo and North State which are included beginning on page F-1 of this prospectus/proxy statement. You should carefully review this historical financial information.

North State equivalent pro forma share amounts are calculated by multiplying the pro forma combined per share amounts by the exchange ratio (as though a share of North State common stock were exchanged solely for stock consideration in the merger and based on the assumptions stated above of 1.0286 shares of TriCo stock for each share of North State stock). This pro forma information does not attempt to predict or suggest future results, or show how the combined company would actually have performed had the companies been combined throughout those periods. The equivalent pro forma data does not reflect potential cost savings or revenue enhancements that may be achieved as a result of the merger. The equivalent pro forma data is not meaningful for a North State shareholder who exchanges his North State stock solely for cash or for a combination of cash and TriCo stock.

	As of and for the Year Ended December 31, 2001
	TriCo		North State
	Historical	Pro Forma Combined	Historical	Equivalent Pro Forma
Book value	$12.42	$13.53	$10.06	$13.92
Cash dividends	0.80	0.80	0.35	0.82
Net income (basic)	1.76	1.77	1.47	1.82
Net income (diluted)	1.72	1.72	1.41	1.77

	As of and for the Nine Months Ended September 30, 2002
	TriCo		North State
	Historical	Pro Forma Combined	Historical	Equivalent Pro Forma
Book value	$13.70	$14.85	$11.07	$15.27
Cash dividends	0.60	0.60	0.40	0.62
Net income (basic)	1.47	1.49	1.26	1.53
Net income (diluted)	1.44	1.45	1.20	1.49

The following table shows the closing sale prices of TriCo common stock and North State common stock on October 4, 2002 (the last trading day before public announcement of the merger), and on February 7, 2003, and the equivalent pro forma price for one share of North State common stock (assuming such share was exchanged solely for stock consideration in the merger and that the average closing prices were equal to the actual closing prices shown).

	Historical
Date	TriCo	North State	Equivalent Pro Forma
October 4, 2002	$23.92	$22.55	$24.61
February 7, 2003	$24.85	$24.95	$25.16

Interests of North State Officers and Directors in the Merger (see page 33)

Some officers and directors of North State will receive benefits in the merger that are different from the benefits that all other shareholders of North State will receive. These benefits include:

•	the appointment of Mr. Nettleton to the boards of directors of TriCo and Tri Counties Bank;

•	the potential for severance payment of approximately $120,000 to Joseph Drakulic and $133,000 to Gary Griswold under certain agreements with North State; and

•	the payment of severance benefits of approximately $390,000 and an ongoing employment relationship for John Lucchesi, the president and chief executive officer of North State.

Differences Between TriCo Stock and North State Stock (see page 115)

Holders of TriCo common stock and North State common stock have different rights in certain respects.

Possible Restrictions on Resale (see page 37)

Public resale of TriCo stock by affiliates or control persons of North State, such as directors and executive officers of North State, will be restricted under Rule 145 under the Securities Act, and the certificates for TriCo stock received by these affiliates will have a legend stating this restriction.

Selected Financial Data

The following tables present selected historical financial information for TriCo and North State which are based on their financial statements. You should read these tables together with the audited financial statements, unaudited interim financial statements and the notes to each, which are included beginning at page F-1 of this proxy statement. TriCo and North State believe that these financial statements include all adjustments of a normal, recurring nature and all disclosures that are necessary for a fair statement of the results for the unaudited interim periods. Results for the interim periods do not necessarily indicate results which may be expected for any other interim or annual period.

TriCo Selected Historical Financial Information

	Nine Months Ended September 30,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)		(audited)
	(dollars in thousands, except per share data)
Statement of Operations Data:[1]
Interest income	$48,468	$55,138	$71,998	$76,327	$67,808	$64,404	$59,877
Interest expense	9,669	19,130	23,486	28,543	24,370	25,296	23,935

Net interest income	38,799	36,008	48,512	47,784	43,438	39,108	35,942
Provision for loan losses	2,000	3,250	4,400	5,000	3,550	4,200	3,000

Net interest income after provision for loan losses	36,799	32,758	44,112	42,784	39,888	34,908	32,942
Noninterest income	13,182	12,318	16,238	14,922	12,775	13,494	9,566
Noninterest expense	33,498	30,437	40,607	37,846	34,726	34,583	32,932

Income before income taxes	16,483	14,639	19,743	19,860	17,937	13,819	9,576
Provision for income taxes	6,163	5,578	7,324	7,237	6,534	5,049	3,707

Net income	$10,320	$9,061	$12,419	$12,623	$11,403	$8,770	$5,869

Per Share Data:[2]
Diluted earnings per share	$1.44	$1.25	$1.72	$1.72	$1.56	$1.21	$0.81
Cash dividend paid per share	$0.60	$0.60	$0.80	$0.79	$0.70	$0.49	$0.43
Common shareholders’ equity	$13.70	$12.60	$12.42	$11.87	$10.22	$10.22	$9.31
Balance Sheet Data (end of period):
Total loans, gross	$683,554	$668,157	$658,732	$640,391	$587,979	$532,433	$448,967
Total assets	1,073,523	996,150	1,005,447	972,071	924,796	904,599	826,165
Total deposits	937,895	859,480	880,393	837,832	794,110	769,173	724,094
Total long-term debt	22,932	32,963	22,956	33,983	45,505	37,924	11,440
Total shareholders’ equity	$96,421	$88,380	$86,933	$85,233	$73,123	$72,029	$65,124
Selected Financial Ratios:
Return on average assets	1.36%	1.25%	1.27%	1.35%	1.26%	1.03%	0.75%
Return on average common shareholders’ equity	14.92%	13.90%	14.19%	16.03%	15.59%	12.80%	9.34%
Total risk-based capital ratio	11.89%	11.69%	11.68%	12.20%	11.77%	11.83%	11.90%
Net interest margin [3]	5.72%	5.58%	5.58%	5.70%	5.40%	5.19%	5.16%
Allowance for loan losses to total loans outstanding at end of period	2.10%	1.86%	1.98%	1.82%	1.88%	1.54%	1.44%

(1)	Tax-exempt securities are presented on an actual yield basis.
(2)	Retroactively adjusted to reflect 3-for-2 stock split effected in 1998.
(3)	Calculated on a tax equivalent basis.

North State Selected Historical Financial Information

	Nine Months Ended September 30,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)		(audited)
	(dollars in thousands, except per share data)
Statement of Operations Data:
Interest income	$5,919	$6,509	$8,551	$8,665	$7,796	$6,870	$6,139
Interest expense	1,550	2,627	3,284	3,803	3,194	2,820	2,473

Net interest income	4,369	3,882	5,303	4,862	4,603	4,050	3,666
Provision for loan losses	—	90	169	—	145	—	37

Net interest income after provision for loan losses	4,369	3,792	5,134	4,862	4,458	4,050	3,629
Noninterest income	421	423	625	435	473	415	382
Noninterest expense	2,144	2,062	2,744	2,663	2,597	2,477	2,521

Income before income taxes	2,646	2,153	3,015	2,633	2,333	1,989	1,490
Provision for income taxes	1,106	897	1,226	1,054	900	805	588

Net income	$1,540	$1,256	$1,789	$1,579	$1,434	$1,184	$902

Per Share Data:[1]
Diluted earnings per share	$1.20	$0.99	$1.41	$1.26	$1.15	$0.95	$0.73
Cash dividend paid per share	$0.40	$0.35	$0.35	$0.25		$0.15
Common shareholders’ equity	$11.07	$9.83	$10.06	$8.72	$7.25	$7.29	$7.04
Balance Sheet Data (end of period):
Total assets	$140,686	$126,308	$128,904	$116,515	$113,923	$104,157	$89,667
Net loans, gross	76,343	72,038	72,562	69,914	63,769	55,821	48,276
Total deposits	26,845	113,799	116,169	105,396	104,779	95,884	82,425
Total shareholders’ equity	$13,553	$12,023	$12,318	$10,498	$8,659	$7,903	$6,862
Selected Financial Ratios:
Return on average assets	1.5%	1.4%	1.5%	1.4%	1.3%	1.3%	1.1%
Return on average common shareholders’ equity	15.9%	14.9%	15.7%	16.5%	17.4%	16.1%	14.4%
Total risk-based capital ratio	15.5%	15.5%	16.2%	15.3%	13.4%	11.7%	12.7%
Tier 1 capital ratio	14.5%	14.4%	15.0%	14.3%	12.2%	10.5%	11.4%
Leverage ratio	9.2%	9.3%	9.5%	9.2%	8.4%	8.0%	7.8%
Net interest margin	4.45%	4.50%	4.55%	4.54%	4.61%	4.73%	4.96%
Allowance for loan losses to total loans outstanding at end of period	1.21%	1.25%	1.34%	1.16%	1.50%	1.50%	1.70%

(1)	Retroactively adjusted to reflect 10% stock dividends paid in 1999, 1998 and 1997.

Pro Forma Unaudited Financial Information

The merger will be accounted for under the purchase method of accounting. The method requires that the purchase price be allocated to the acquired assets and liabilities of North State on the basis of their estimated fair values as of the date of the merger. As a result, on completion of the merger, TriCo will establish a new accounting and reporting basis for the acquired assets which will be reflected in the future consolidated financial statements of TriCo. The following pro forma tables present the combined historical financial statements of TriCo and North State, adjusted to give effect to the merger on a pro forma purchase accounting basis. The pro forma condensed consolidated balance sheet gives effect to the merger as if it occurred on September 30, 2002. The pro forma condensed consolidated statements of income give effect to the merger as if it occurred as of the beginning of the first period presented for the year ended December 31, 2001 and for the nine months ended September 30, 2002, and include adjustments directly attributable to the merger and expected to have a continuing impact on the combined entity.

We expect to incur reorganization expenses as a result of merging the companies. The unaudited pro forma statements of income reflect anticipated reorganization expenses resulting from the merger. We also anticipate that the merger will provide the combined company with some financial benefits that include reduced operating expense and opportunities to earn more revenue. However, we do not reflect any of these anticipated cost savings or benefits in the pro forma information. This pro forma financial information is provided for informational purposes only and does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how the combined company would actually have performed had TriCo and North State been combined throughout those periods. All adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of the unaudited historical interim periods have been included.

The information in the following tables are based on the historical financial information of TriCo and North State which are included beginning at page F-1 of this proxy statement. You should carefully review this historical information.

TriCo Bancshares and North State National Bank

Pro Forma Condensed Consolidated Balance Sheet

	At September 30, 2002
	TriCo	North State	Pro Forma Adjustments		Total
	(dollars in thousands; unaudited)
Assets
Cash and due from banks	$56,749	$6,309	$(5,000	) [1]	$58,058
Federal funds sold	23,400	3,424	(8,000	) [1]	18,824

Cash and cash equivalents	80,149	9,733	(13,000	) [1]	76,882
Investment securities	268,921	51,577	484		320,546
Loans	683,554	77,275	—		760,829
Allowance for loan losses	(14,382)	(932)	—		(15,314)
Premises and equipment, net	16,583	1,431	—		18,014
Cash value of life insurance	15,045	—	—		15,045
Accrued interest receivable	5,552	848	—		6,400
Core deposit intangible	4,387	—	5,074 [5]		9,461
Goodwill	—	—	15,798 [7]		15,798
Other assets	13,714	754	(2,030	) [6]	12,438

Total assets	$1,073,523	$140,686	$5,890		$1,220,099

Liabilities
Deposits:
Noninterest-bearing demand	202,895	21,858	—		224,753
Interest-bearing demand	175,883	17,613	—		193,496
Savings	268,182	52,489	—		320,671
Time certificates	290,935	34,885	—		325,820

Total deposits	937,895	126,845	—		1,064,740
Accrued interest payable and
other liabilities	16,275	288	690 [2]		17,253
Long-term debt and other borrowings	22,932	—	—		22,932

Total liabilities	$977,102	$127,133	$690		$1,104,925

Shareholders’ equity
Common stock	50,188	3,061	15,692		68,941
Additional paid-in capital	—	4,233	(4,233)		0
Retained earnings	43,900	5,882	(5,882)		43,900
Accumulated other comprehensive income	2,333	377	(377)		2,333

Total shareholders’ equity	96,421	13,553	5,200 [3]		115,174

Total liabilities and shareholders’ equity	$1,073,523	$140,686	$5,890		$1,220,099

Tier 1 capital	$88,697	$13,176	$(13,642	) [8]	$88,231
Tier 2 capital	10,476	932	—		11,408
Total capital	99,173	14,108	(13,642	) [8]	99,639
Risk weighted assets	838,043	90,869	—		928,912
Average assets	$1,040,126	$140,686	$(13,000)		$1,167,812
Tier 1 risk-based capital ratio	10.6%	14.5%			9.5%
Total risk-based capital ratio	11.8%	15.5%			10.7%
Leverage ratio	8.5%	9.2%			7.6%

See Notes to Pro Forma Unaudited Financial Information on page 14.

TriCo Bancshares and North State National Bank

Pro Forma Condensed Consolidated Statements of Income

	Nine Months Ended September 30, 2002
	TriCo	North State	Adjust		Total
	(dollars in thousands, except share and per share amounts; unaudited)
Interest income:
Interest and fees on loans	$39,387	$4,174			$43,561
Interest on federal funds sold	476	115	$(75	) [9]	519
Interest on investment securities	8,605	1,630			10,235

Total interest income	48,468	5,919	(75)		54,312
Interest expense:
Interest on deposits	8,701	1,550			10,251
Interest on short-term borrowing	1	—			1
Interest on long-term debt	967	—			967

Total interest expense	9,669	1,550			11,219

Net interest income	38,799	4,369	(75)		43,093

Provision for loan losses	2,000	—			2,000

Net interest income after provision for loan losses	36,799	4,369	(75)		41,093

Noninterest income:
Service charges and fees	7,635	234			7,869
Gain on sale of investments	—	55			55
Gain on sale of loans	2,254	—			2,254
Commissions on sale of NDIP	1,989	—			1,989
Other	1,304	132			1,436

Total noninterest income	13,182	421			13,603
Noninterest expense:
Salaries and related benefits	17,856	1,160			19,016
Intangible amortization	683	—	571 [10]		1,254
Other	14,959	984			15,943

Total noninterest expense	33,498	2,144	571		36,213

Income before income taxes	16,483	2,646	(646)		18,483
Provision for income taxes	6,163	1,106	(258)		7,011

Net income	$10,320	$1,540	$(388)		$11,472

Shares outstanding end of period	7,035,590	1,224,460	(508,460	) [11]	7,751,590
Average shares outstanding	7,010,000	1,224,000	(508,000	) [11]	7,726,000
Diluted shares outstanding	7,188,000	1,283,000	(499,000	) [11]	7,972,000
Per share data
Basic earnings	$1.47	$1.26			$1.48
Diluted earnings	$1.44	$1.20			$1.44

See Notes to Pro Forma Unaudited Financial Information on page 14.

TriCo Bancshares and North State National Bank

Pro Forma Condensed Consolidated Statements of Income

	Year Ended December 31, 2001
	TriCo	North State	Adjust		Total
	(dollars in thousands, except share and per share amounts; unaudited)
Interest income:
Interest and fees on loans	$58,730	$6,114			$64,844
Interest on federal funds sold	1,506	227	$(100	) [9]	1,633
Interest on investment securities	11,762	2,210			13,972

Total interest income	71,998	8,551			80,449
Interest expense:
Interest on deposits	21,507	3,248			24,755
Interest on short-term borrowing	7	—			7
Interest on long-term debt	1,972	—			1,972

Total interest expense	23,486	3,248			26,734

Net interest income	48,512	5,303	(100)		53,715

Provision for loan losses	4,400	169			4,569

Net interest income after provision for loan losses	44,112	5,134	(100)		49,146

Noninterest income:
Service charges and fees	8,095	335			8,430
Gain on sale of investments	1,756	141			1,897
Gain on sale of loans	2,095	—			2,095
Commissions on sale of NDIP	2,576	—			2,576
Other	1,716	149			1,865

Total noninterest income	16,238	625			16,863
Noninterest expense:
Salaries and related benefits	21,199	1,492			22,691
Intangible amortization	911	—	761 [10]		1,672
Other	18,497	1,252			19,749

Total noninterest expense	40,607	2,744	761		44,112

Income before income taxes	19,743	3,015	(861)		21,897
Provision for income taxes	7,324	1,226	(344)		8,206

Net income	$12,419	$1,789	$(517)		$13,691

Shares outstanding end of period	7,000,980	1,224,190	(508,190	) [11]	7,716,980
Average shares outstanding	7,072,588	1,216,493	(500,493	) [11]	7,788,588
Diluted shares outstanding	7,219,229	1,267,399	(483,399	) [11]	8,003,229
Per share data
Basic earnings	$1.76	$1.47			$1.77
Diluted earnings	$1.72	$1.41			$1.72

See Notes to Pro Forma Unaudited Financial Information on page 14.

Notes to Pro Forma Unaudited Financial Information

The pro forma unaudited financial information beginning on page 10 was prepared based on North State shareholders receiving consideration of $13,000,000 in cash, 716,000 shares of TriCo stock (valued at $23.92 on October 3, 2002), and options to purchase 92,424 shares of TriCo stock at an average price of $6.33 per share. As of October 3, 2002, the total value of the stock and option portion of the consideration was $18,753,280. The following adjustments were made:

(1)	Represents the $13,000,000 cash to be paid in the merger.

(2)	Represents the estimated nonrecurring costs to be recognized prior to the transaction which had not been paid or accrued as of September 30,2002, net of the appropriate tax benefits at an assumed marginal tax rate of 40%. The estimated total pretax amounts of these expenses are as follows:

Additional employee benefits	$400,000
Discontinued operations	150,000
Direct costs of transaction	600,000

Total	$1,150,000

(3)	Represents the net effect of the issuance of TriCo stock and options for TriCo stock as part of the merger consideration and the elimination of North State’s shareholders’ equity as of September 30, 2002 in accordance with the purchase method of accounting for the transaction.

Total value of TriCo stock and option consideration given	$18,753,280
Total value of North State shareholders’ equity on September 30, 2002	(13,553,000)

Net adjustment to pro forma shareholders’ equity	$5,200,280

(4)	Represents the market valuation of North State’s investments as of September 30, 2002.

(5)	Represents the identified core-deposit intangible asset estimated to be in the range of 3%-5% of North State’s total deposits. These figures assume an estimate of 4% of North State’s total deposits.

(6)	Represents the deferred tax credit related to the core-deposit intangible. Assuming a marginal tax rate of 40%, this adjustment is 40% of the identified core-deposit intangible adjustment.

(7)	Represents the unidentified intangible asset (goodwill) created in accordance with the purchase method of accounting for the transaction. The amount is calculated as follows:

Cash consideration	$13,000,000
Stock and option consideration	18,753,280

Total consideration	$31,753,280
Less: North State’s shareholders’ equity	(13,553,000)
Less: Core-deposit intangible	(5,073,800)
Add: Deferred tax credit related to core-deposit intangible	2,029,520
Add: Nonrecurring costs net of tax	690,000
Less: Investment market valuation adjustment	(48,000)

Total goodwill	$15,798,000

(8)	Represents the addition to pro forma shareholders’ equity as described in note 3 above less the sum of the intangible items described in notes 5, 6 and 7 above.

(9)	Represents reduction in interest income from $8 million of federal funds sold which is expected to be used as part of the $13,000,000 cash to be paid to North State shareholders.

(10)	Represents core-deposit amortization based on $5,074,000 of core-deposit intangible being created in the merger amortized on an accelerated basis over 10 years.

(11)	Represents replacement of North State’s outstanding common stock and options to purchase common stock with TriCo common stock and options to purchase common stock resulting in an increase of approximately 716,000 shares of TriCo stock outstanding and fully diluted shares of approximately 784,000.

Risk Factors

In deciding whether to approve the merger, North State shareholders should carefully consider the following factors, in addition to the other matters set forth in this proxy statement.

The actual value of the merger consideration is uncertain. The market value of the TriCo stock to be received by North State shareholders may vary between approximately $17.3 million and $23.4 million, depending on the market value of TriCo common stock at the time the merger is completed.

North State shareholders must make their choice among cash, TriCo stock or a combination of cash and TriCo stock no later than the date of the meeting, well in advance of the closing and the period during which the average closing price of TriCo common stock will be determined. Accordingly, when they make this choice, they will not know the value of TriCo common stock.

The drought could negatively affect TriCo’s loan portfolio. At September 30, 2002, agricultural loans accounted for approximately 19% of Tri Counties Bank’s loan portfolio. The drought in Northern California has severely affected the agricultural industry and the economy in TriCo’s primary market area. If the drought continues or worsens, TriCo’s business could be negatively affected.

If you are in a jurisdiction where offers to exchange or sell, or solicitations on offers to exchange or purchase, the TriCo stock offered by this proxy statement on the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of actvities then the offer presented in this proxy statement does not apply to you.

A Warning About Forward-Looking Statements

This proxy statement contains some forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of TriCo or North State operations or performance after the merger is completed. When we use any of the words “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of either company before the merger or TriCo after the merger and could cause those results or performance to differ materially from those expressed in our forward-looking statements. We caution North State shareholders not to place undue reliance on such statements. These possible events or factors include the following:

•	actual cost savings resulting from the merger are less than we expected, we are unable to realize those cost savings as soon as we expected or we incur additional or unexpected costs;

•	revenues after the merger are less than we expected;

•	competition among financial services companies increases;

•	we have more trouble integrating our businesses than we expected;

•	changes in the interest rate environment reduces our interest margins;

•	general economic conditions change or are worse than we expected;

•	legislative or regulatory changes adversely affect our business;

•	changes occur in business conditions and inflation;

•	personal or commercial customers’ bankruptcies increase;

•	changes occur in the securities markets; and

•	technology-related changes are more difficult to make or more expensive than we expected.

Our independent public accountants have not examined or compiled the forward-looking earnings estimates included in the proxy statement, nor have they applied any procedures to our estimates. Accordingly, our accountants do not express an opinion or any other form of assurance on them.

Meeting of North State Shareholders

Purpose of the Meeting of Shareholders

The North State board of directors is providing this proxy statement to North State shareholders in connection with the solicitation of proxies for use at the meeting and at any adjournment or postponement of the meeting. At the meeting, North State shareholders will vote on the approval of the merger described in the acquisition agreement among TriCo, Tri Countries Bank and North State. A copy of the acquisition agreement and related merger agreement are attached as Exhibit A to this proxy statement.

Record Date and Voting Rights

The North State board of directors has fixed the close of business on February 7, 2003, as the record date for determining which shareholders are entitled to notice of and to vote at the meeting. As of the record date for the meeting, North State had outstanding and entitled to vote 1,228,145 shares of North State stock. Each outstanding share of North State stock is entitled to one vote. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of North State common stock is necessary in order to hold the meeting. The merger must be approved by the holders of two-thirds of the outstanding shares of North State stock. Each share of North State stock for which an abstention from voting or a broker non-vote is recorded will be counted as a share entitled to vote that was not voted in favor of the merger and will have the same effect as a vote against approval.

As of the record date for the meeting, the directors of North State and their affiliates as a group held 341,354 shares. These shares represent approximately 27.8% of the 1,228,145 shares of North State stock outstanding. Each North State director intends to vote all of the shares of North State stock over which he has sole or shared voting power for approval of the acquisition agreement and the merger. Accordingly, approval of the acquisition agreement and the merger at the meeting is expected to require the affirmative vote of an additional 447,409 shares or 38.9% of North State stock.

Proxies

A proxy for use at the meeting accompanies this proxy statement. You may use a proxy whether or not you intend to attend the meeting in person. If no instructions are given, the proxies will be voted for approval of the merger. The board of North State is not aware of any other matters which may be presented for action at the meeting, but if other matters do properly come before the meeting, the shares represented by the accompanying proxy will be voted by the persons named in the proxy in their best judgment. The shares represented by the accompanying proxy may not be voted to adjourn the meeting for the purpose of soliciting additional votes to approve the merger.

A shareholder who has given a proxy may revoke it at any time prior to its exercise at the meeting by:

•	giving written notice of revocation to the secretary of North State;

•	properly submitting a properly executed proxy bearing a later date; or

•	voting in person at the North State meeting.

All written notices of revocation and other communications with respect to the revocation of proxies should be addressed to North State National Bank, 525 Salem Street, Chico, California 95928, Attention: Robert M. Foster, Corporate Secretary. A shareholder whose shares are held in street name should follow the instructions of his or her broker regarding revocation of proxies. A proxy appointment will not be revoked by the death or incapacity of the shareholder executing the proxy unless, before the shares are voted, notice of such death or incapacity is filed with the secretary of North State or other person responsible for tabulating votes on behalf of North State.

North State shareholders should not send North State stock certificates with their proxy cards. If the merger is completed, North State shareholders will be mailed a transmittal form with instructions on how to exchange their current stock certificates for the merger consideration.

Cash/Stock Election Form

A Cash/Stock Election Form accompanies this proxy statement. You must return this completed form to North State no later than the date of the meeting in the blue envelope in order to select the type of consideration you would like to receive in the merger. If you do not return the completed form by the meeting date, you will be deemed to have made a combination election for both cash and TriCo stock. See “Proposed Merger—Terms of the Merger” at page 29.

Recommendation of North State Board of Directors.

The North State board of directors has unanimously approved the acquisition agreement and believes the merger is fair and in the best interests of North State and its shareholders. The North State board recommends that North State shareholders vote FOR adoption of the acquisition agreement and the related merger. See “Proposed Merger—Reasons for the Merger” at page 20.

Proposed Merger

The following description of the material features of the acquisition agreement does not purport to be complete and is qualified in its entirety by reference to the acquisition agreement which is attached as Exhibit A, and incorporated by this reference. Please read Exhibit A carefully.

Background of the Merger

North State has conducted general banking operations to serve individuals and small to medium-sized businesses since 1982. In serving individuals and small business, North State historically has focused on a community-based approach to banking.

Starting in the spring of 1998, the bank invited several outside professionals to give presentations not only on the external marketplace but future strategic options for the bank. Periodically after that date, North State’s board of directors received unsolicited indications of interest from other institutions about possible combinations, and on those occasions the board considered the bank’s strategic options, including a possible merger or sale to another institution. Because of the strength of North State’s condition and operations and the preliminary and informal nature of the inquiries, the board elected not to pursue them.

In late 2001, as a result of internal and external challenges and opportunities, the board determined that it should consult with an independent financial adviser about strategic alternatives. After analysis and consideration of different options, which included the benefits to the bank of remaining independent, forming a holding company or merging with another institution, the board approved the engagement of RBC under an engagement letter dated November 1, 2001. The board asked RBC to contact or assist in contacting six other institutions about their possible interest in a transaction with North State. The six institutions included those that the board believed might have an interest in expanding in the Chico area, were large enough to provide flexibility in structuring a transaction and would provide a compatible business culture. Among the six institutions was TriCo, whose vice chairman Robert Steveson was well-known to several members of North State’s board. Mr. Lucchesi made the first contact with TriCo and RBC made contact with other potential candidates.

Over the next several weeks, RBC or North State received indications of possible interest from two of the institutions, one of which was TriCo, and verbal indications from others that they did not wish to pursue a possible combination at that time.

Later TriCo followed up its indication of interest with a written proposal dated April 1, 2002. The board determined that the terms proposed by TriCo were clearly superior to the terms tentatively proposed by the other institution that had expressed interest.

On April 11, 2002, North State’s board and two RBC representatives met to discuss the proposal. At this meeting, the board decided to go forward with the preparation of a definitive agreement with TriCo, subject to resolution of several issues including actual price. The parties exchanged views on pricing and in May 2002 determined that they had made sufficient progress on principal terms to began drafting of the agreement.

During the drafting process, negotiations continued between representatives of North State and TriCo. On the evening of July 25 and the morning of July 26, 2002, North State’s board deliberated at length concerning the proposed transaction. The board reviewed the merger agreement and related documents, its strategic alternatives, the competitive banking environment in California, particularly the competition for qualified senior management, and the prospects for North State if it remained independent and relied on self-generated growth. At the July 25 meeting RBC’s representatives discussed with North State’s board its analysis of the merger and addressed questions raised by board members about the proposed financial terms of the merger.

At its July 26 meeting and shortly after the meeting, the North State board members expressed to each other some concern about the structure of the proposed merger consideration, which at the time was fixed at approximately $30 million. In response RBC suggested to the board that it propose an alternative pricing method that might increase the potential merger consideration to North State’s shareholders.

At the board’s direction, RBC conducted further discussions with TriCo. During August 2002 RBC was successful in negotiating a pricing formula that included a fixed amount of cash ($13,000,000) and a fixed number of shares of TriCo common stock (784,000 shares), subject to adjustment if TriCo’s average stock price during a predetermined 20-day period before closing were lower or higher than certain “collar” amounts. With a TriCo stock price of $26.00 as a midpoint, the parties agreed on a collar range equal to a 15% increase or decrease in the stock price from the midpoint to $29.90 and $22.10. Above or below these collar amounts, the number of shares would be adjusted to preserve the approximate dollar value of the merger consideration at the collar amount. North State also asked that it be given the option to terminate the agreement if TriCo’s average price as determined above were to be less than $20.80, or 20% below the midpoint price of $26.00.

TriCo agreed to the collar arrangement but insisted that the value of North State options assumed by TriCo as a result of the merger would reduce the merger consideration payable to North State shareholders. North State agreed but requested that the merger consideration be increased by the amount of any cash consideration paid by North State optionholders to exercise options before the closing, to avoid dilution of existing shareholders. TriCo agreed that this request was consistent with its pricing analysis and agreed to this change in the pricing formula. As a result the total merger consideration would fall in a range from approximately $30.9 to $37.0 million up from the initial discussion of a fixed price of $30 million. These amounts include $585,000 that North State would receive, and that would be added to the cash consideration payable to North State shareholders at closing, if all its outstanding options were exercised for cash before closing.

On September 6, 2002, the board informally formed a special merger committee of Messrs. Nettleton, Isom, Wilson, Lucena and Lucchesi for purposes of assisting the full board in a final evaluation the proposed transaction. On September 17, 2002, the North State National Bank board unanimously approved and authorized the execution of the merger agreement. However, at the same time the board formally ratified the formation of the special committee and made the board’s approval of the agreement subject to the committee’s satisfaction with certain due diligence matters related to TriCo’s operations. The Board authorized Mr. Lucchesi to execute the acquisition agreement upon receipt of confirmation of the committee’s satisfaction with these matters. The committee had met on September 6 and 24, 2002. On September 24, 2002, certain of its members had a conference call with one of RBC’s representatives and later had additional discussions with TriCo representatives. A representative of the committee requested certain assurances from TriCo with respect to TriCo’s intent to make employment offers to North State employees and received the requested assurance. The committee also gave further consideration to the overall desirability of the transaction and the merger consideration.

By Friday, October 3, 2002, each of the committee members had indicated to Mr. Lucchesi his satisfaction with the merger with TriCo as negotiated, and the parties agreed on the final form of the acquisition agreement. They signed the agreement and made a public announcement of the signing on Monday, October 6, 2002.

Reasons for the Merger

In reaching its conclusion to approve the merger, the North State board of directors considered information provided at its meetings in June through October 2002, including, among other things:

•	the board’s determination that the market for TriCo stock, although not sufficiently active to assure full liquidity, provides relatively greater liquidity to holders of TriCo stock than is currently available to them as holders of North State stock;

•	the economic conditions and prospects for the market in which North State operates, and competitive pressures in the financial services industry in general and the banking industry in particular, including competition for experienced lending and other banking officers;

•	the enhancement of TriCo’s competitiveness and its ability to serve its customers, depositors, creditors, other constituents and the communities in which it operates as a result of North State’s combination with an institution with greater resources;

•	information concerning the business, results of operations, asset quality and financial condition of North State and TriCo on a stand-alone and combined basis, and the future growth prospects of TriCo following the merger;

•	an assessment that, in the current economic environment, expansion through acquisition by another financial institution would be most economically advantageous to North State’s shareholders when compared to other alternatives such as internally generated growth, de novo branch openings or branch acquisitions;

•	the terms and conditions of the acquisition agreement and related agreements, including the election of cash, stock or a combination of cash and stock in the merger consideration;

•	the beneficial effects on North State’s customers;

•	an analysis by RBC Capital Markets of the financial condition, results of operations, business, prospects and stock price of North State and comparison of North State to other banks and bank holding companies operating in its industry, and the terms of other acquisitions in the banking industry;

•	the opinion of RBC Capital Markets to the effect that, as of the date of the opinion, the consideration received in the merger is fair, from a financial point of view, to the holders of North State stock; and

•	the expectation that the acquisition will constitute a tax-free reorganization for federal income tax purposes, so that North State shareholders will not recognize any gain or loss to the extent they receive shares of TriCo stock in the merger.

In addition to the advantages, discussed in the previous paragraph, of a merger with a larger financial institution, the board of directors and management of North State also discussed the various risks of combining with TriCo, including:

•	the current volatility of the stock market and its potential effect on the stock component of the merger consideration;

•	the disadvantages of being part of a larger entity, including the potential for decreased customer service; and

•	the risk that integration of North State and TriCo will divert Tri Counties Bank’s management from other activities.

However, after weighing the advantages and disadvantages of the merger, the North State board of directors determined that the advantages clearly outweighed the disadvantages.

The above discussion of the information and factors considered by the North State board of directors is not intended to be exhaustive, but constitutes the material factors considered by the North State board of directors. In reaching its determination to approve and recommend the merger, the North State board of directors did not assign relative or specific weights to the factors listed above and individual directors may have weighed such factors differently.

For the reasons set forth above, the North State board of directors has unanimously approved the acquisition agreement as in the best interest of North State and its shareholders and unanimously recommends that the North State shareholders approve the merger.

Opinion of North State’s Financial Advisor

Under an engagement letter dated November 1, 2001, North State retained RBC Dain Rauscher Inc., a member company of RBC Capital Markets, to act as its financial advisor in connection with the merger. On July 25, 2002, the board of directors of North State held a meeting to evaluate the proposed merger. At this meeting, RBC Capital Markets rendered its oral opinion that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration was fair, from a financial point of view, to the North State shareholders. RBC Capital Markets then confirmed its oral opinion by delivery to North State’s board of directors a written fairness opinion dated October 3, 2002.

North State did not provide specific instructions to, or place any limitation on, RBC Capital Markets with respect to the procedures to be followed or factors to be considered by RBC Capital Markets in performing its analyses or providing its opinion.

The full text of the RBC Capital Markets opinion, which describes, among other things, the assumptions made, matters considered, and qualifications and limitations on the review undertaken by RBC Capital Markets is attached as Exhibit B to this document and is incorporated in this document by reference. North State shareholders are urged to read RBC Capital Markets’ opinion carefully and in its entirety.

RBC Capital Markets’ opinion is directed to the board of directors of North State and addresses only the fairness, from a financial point of view, of the merger consideration to be paid to North State shareholders. The opinion does not address any other aspect of the merger or any related transaction, constitute a recommendation to any shareholder as to how to vote at the special meeting or comment on the form of consideration received. The summary of the fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, RBC Capital Markets, among other things:

•	reviewed a draft acquisition agreement dated September 25, 2002;

•	reviewed certain historical financial and other information concerning North State for the three fiscal years ended December 31, 2001 and for the six months ended June 30, 2002;

•	reviewed certain historical financial and other information concerning TriCo for the three fiscal years ended December 31, 2001 and for the quarter ended June 30, 2002;

•	held discussions with the senior management of North State and of TriCo with respect to their past and current financial performance, financial condition and future prospects;

•	reviewed certain internal financial data, projections and other information of North State, including financial projections approved by North State’s management;

•	analyzed certain publicly available information of other financial institutions that RBC Capital Markets deemed comparable or otherwise relevant to its inquiry, and compared North State from a financial point of view with certain of these institutions;

•	compared the consideration to be paid to North State pursuant to the acquisition agreement with the consideration paid in other acquisitions of financial institutions that RBC Capital Markets deemed comparable or otherwise relevant to its inquiry;

•	reviewed available earnings estimates, historical trading activity and ownership data of North State’s and TriCo’s common stock and considered the prospects for dividends and price movement; and

•	considered such other financial studies, analyses and investigations and reviewed such other information as RBC Capital Markets deemed appropriate to enable RBC Capital Markets to render its opinion.

In RBC Capital Markets’ review, it also took into account an assessment of general economic, market and financial conditions and certain industry trends and related matters.

In rendering its opinion, RBC Capital Markets assumed and relied upon without independent verification the accuracy and completeness of the information provided to it or publicly available. For the purposes of its opinion, North State provided RBC Capital Markets with forecasted financial information through December 31, 2002 and TriCo provided RBC Capital Markets with forecasted financial information through December 31, 2005. With respect to these financial projections and projected cost savings and synergies resulting from the merger, RBC Capital Markets assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of North State. RBC Capital Markets is not an expert in the evaluation of allowances for loan losses, and neither made an independent evaluation of the adequacy of the allowances for loan losses of North State or TriCo, nor reviewed any individual credit files of North State or TriCo or was requested to conduct such a review. As a result, RBC Capital Markets has assumed that the respective allowances for loan losses for North State and TriCo are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. For purposes of rendering its opinion, RBC Capital Markets assumed that, in all respects material to its analyses:

•	the executed version of the acquisition agreement did not differ in any material respect from the last draft it reviewed, and the terms of the consideration to be paid to the shareholders of North State under the acquisition agreement will be identical to those set forth in the last draft that it reviewed;

•	the merger will be consummated in accordance with the terms set forth in the acquisition agreement; and

•	the merger will be treated as a tax-free reorganization for federal income tax purposes with respect to the TriCo common stock delivered as consideration in the merger.

RBC Capital Markets did not make any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of North State, nor did North State furnish it with any such appraisals. RBC Capital Markets did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of North State or TriCo. Its opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Analyses of RBC Capital Markets.    In performing its analyses, RBC Capital Markets made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of RBC Capital Markets, North State and TriCo. Any estimates contained in the analyses performed by RBC Capital Markets do not necessarily indicate actual values or future results which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The RBC Capital Markets opinion was among several factors taken into consideration by North State’s board of directors in making its determination to approve the acquisition agreement and the merger. In addition, North State’s board did not rely on a single analysis in making its determination. Consequently, the analyses described below should not be viewed as determining the decision of North State’s board of directors or management with respect to the fairness of the merger consideration.

The following is a summary of the material financial analyses presented by RBC Capital Markets to the board of directors of North State on October 1, 2002, in connection with rendering its opinion on that date. The summary is not a complete description of the analyses underlying the RBC Capital Markets opinion or the presentation made by RBC Capital Markets to North State’s board of directors, but summarizes the material analyses performed and presented in connection with its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not easily analyzed in part or summarized.

In arriving at its opinion, RBC Capital Markets did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, RBC Capital Markets believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Calculation of Transaction Value. North State shareholders may elect to receive the cash consideration, or the stock consideration, or a combination of cash and TriCo stock, as more fully described in the acquisition agreement, provided that $13 million (plus the cash received by North State upon exercise of stock options before the closing of the transaction) of the aggregate merger consideration to be received by North State shareholders will consist of the cash consideration and that the aggregate stock consideration shall consist of 784,000 shares of TriCo common stock, subject to downward adjustment if the average closing price of TriCo common stock is greater than $29.90 or upward adjustment if the average closing price of TriCo common stock is less than $22.10. RBC Capital Markets noted that the aggregate transaction value at closing may vary from approximately $36.4 million or $28.17 per North State share to $30.3 million or $23.52 per North State share in accordance with adjustments as defined in the acquisition agreement. The aggregate amounts are subject to increase by the amount of cash paid to exercise North State stock options before closing to up to $37.0 million and $30.9 million, respectively.

RBC Capital Markets reviewed the terms of the merger and noted that as of September 30, 2002, and, based upon TriCo’s closing price of $25.30 on September 30, 2002, each issued and outstanding share of North State common stock would have been converted into, following the election of the holder and subject to the limitations set forth in the acquisition agreement, the right to receive (1) $25.44 in cash, (2) the number of shares of TriCo common stock which is equal to the quotient determined by dividing (x) $25.44 by (y) $25.30, or (3) a combination of cash and TriCo stock having a combined value of $25.44.

Transaction Pricing Multiple Analysis. Based on the merger consideration to be paid to North State shareholders in accordance with the acquisition agreement of approximately $32.8 million as of September 30, 2002, RBC Capital Markets calculated the merger consideration value as a multiple of North State’s last twelve months earnings of approximately $2.0 million, North State’s estimated earnings for the year 2002 (based on North State management estimate as of September 30, 2002 of approximately $2.0 million), and North State’s stated book value and its stated tangible book value (based on financial data for the period ended June 30, 2002). RBC Capital Markets also calculated the premium to the per share closing price of North State common stock on September 30, 2002 of $22.50 and to its core deposits. The results of RBC Capital Market’s analysis are set forth in the following table. RBC also analyzed the ratios resulting from the adjusted maximum and minimum aggregate transaction values of $37.0 million and $30.9 million as defined in the acquisition agreement. These amounts assume exercise of all stock options before closing.

Merger consideration as a multiple, percentage of, or premium to North State’s:	9/30 2002		Based upon the Agreement
			Max.		Min.
Multiple of Last twelve months earnings	16.9	x	18.1	x	14.7	x
Multiple of Tangible Book Value	2.5	x	2.8	x	2.3	x
Premium to North State’s Closing Stock Price on September 30, 2002	12.7%		25.1%		1.3%
Premium to Core Deposits	21.3%		25.2%		17.7%

Peer Group Stock Trading Analysis—North State. RBC Capital Markets compared selected operating and stock market results of North State to the publicly available corresponding data for thirty-eight companies, which are California-based commercial banks and bank holding companies, that RBC

Capital Markets determined were comparable to North State. The following table compares selected financial data of North State with corresponding median data for the companies selected by RBC Capital Markets which data is based on financial data at or for the latest twelve months ended June 30, 2002, and market as of September 30, 2002.

North State	Peer Group Median
Return on assets	1.53%	1.15%
Return on equity	16.39%	13.69%
Net interest margin	4.59%	5.39%
Efficiency ratio	44.87%	66.17%
Leverage Ratio	9.49%	9.09%
Non-performing assets/Assets	0.00%	0.28%
Stock price/LTM earnings	14.24	x	14.25	x
Market value/Tangible book value	211.1%	174.9%
Dividend yield – most recent quarter	1.78%	0.14%

RBC Capital Markets noted that both North State’s financial performance and trading valuation were above the peer group median indicating that North State’s performance relative to North State’s valuation was appropriate compared to the peer group as a whole.

Peer Group Analysis—TriCo. RBC Capital Markets also compared selected operating and stock market results of TriCo to the publicly available corresponding data for thirty-five companies, which are commercial banks and bank holding companies, that RBC Capital Markets determined were comparable to TriCo.

The following table compares selected financial data of TriCo with corresponding median data for the companies selected by RBC Capital Markets which data is based on financial data at or for the latest twelve months ended June 30, 2002, and market prices as of September 30, 2002.

TriCo	Peer Group Median
Return on assets	1.33%	1.48%
Return on equity	14.84%	16.65%
Net interest margin	5.66%	4.56%
Efficiency ratio	61.54%	52.74%
Leverage Ratio	8.48%	8.75%
Non-performing assets/Assets	0.68%	0.44%
Stock price/LTM earnings	13.6	x	14.5	x
Market value/Tangible book value	201.0%	257.6%
Dividend yield – most recent quarter	3.16%	2.6%

RBC Capital Markets noted that while TriCo’s financial performance ranked below the peer group median, its trading valuation also ranked below the peer group median indicating that TriCo’s trading valuation relative to TriCo’s financial performance was appropriate as compared to the peer group as a whole.

Precedent Acquisitions Analysis. RBC Capital Markets also compared the foregoing analyses to comparable data from selected western merger transactions in the banking industry that have occurred since January 1, 2000. The following transactions were reviewed by RBC Capital Markets in this process.

Acquiror	Acquiree
First Community Bancorp	Marathon Bancorp
UnionBanCal Corp.	First Western Bank
First Community Bancorp	W.H.E.C. Inc.
First Community Bancorp	Pacific Western National Bank
Umpqua Holdings Corp.	Linn-Benton Bank
National Mercantile Bancorp	South Bay Bank, NA
Bank of East Asia, Ltd.	Grand National Bank
Colorado Business Bankshares	First Capital Bank of Arizona
Humboldt Bancorp	Tehama Bancorp
First Banks Inc.	Millennium Bank
First Interstate BancSystem	Equality Bankshares Inc.
Heritage Commerce Corp.	Western Holdings Bancorp
Pacific Capital Bancorp	Los Robles Bancorp
Greater Bay Bancorp	Bank of Petaluma
Frontier Financial Corp.	Liberty Bay Financial Corp.

For the transactions selected by RBC Capital Markets, the comparable data used was taken as of the announcement date of those transactions. The results of RBC Capital Markets’ analysis are set forth in the following table, including the aggregate transaction value as of September 30, 2002, as well as the adjusted maximum and minimum aggregate transaction values based upon the acquisition agreement.

	TriCo / North State As of 9/30/02		Per Agreement				Comparable Companies
			Max.		Min.		Median		High		Low
Price / LTM earnings	16.9	x	18.1	x	15.1	x	16.3	x	24.1	x	11.2	x
Price / Tangible book value	2.5	x	2.8	x	2.3	x	2.2	x	3.2	x	1.6	x
Premium to core deposits	21.3%		25.2%		18.6%		15.3%		26.7%		10.1%
Premium to market value
— One day prior to announcement [1]	13.1%		25.3%		4.6%		13.5%		20.7%		3.9%
— Two weeks prior to announcement	18.1%		30.8%		9.2%		16.1%		40.9%		2.1%
— One month prior to announcement	24.1%		37.5%		14.8%		15.6%		149.2%		0.8%

1 For TriCo / North State as of September 30, 2002

No transaction used in the analysis described above is identical to the North State/TriCo transaction. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger, public trading or other values of the companies to which they are being compared. In addition, mathematical analyses, such as determining median, are not of themselves meaningful methods of using comparable transaction data or comparable company data.

Discounted Free Capital Analysis. RBC Capital Markets performed a discounted free capital analysis to estimate a range of present values per share of North State common stock assuming North State operated as a stand-alone entity for a period of five years and then was sold to an acquiror for fair value. This range was determined by adding (1) the present value of future cash flows derived from applying an optimal leverage ratio to the projected financial performance of North State through December 31, 2007, and (2) the present value of the terminal value, which is a representation of the value of the entity at a specified time in the future, of North State common stock.

In calculating a terminal value of North State common stock, RBC Capital Markets applied two methodologies: (1) applying multiples of 11.2x, 16.3x and 24.1x to year 2007 projected earnings and (2) applying multiples of 162.6%, 217.5% and 318.7% to year 2007 projected tangible book value. Both methodologies assumed North State operated as a stand-alone entity for five years and then was sold to an acquiror in a change of control transaction. The cash flows and terminal values were then discounted back using discount rates of 11.9%, 12.9% and 13.9%. RBC Capital Markets viewed these rates as the appropriate range of discount rates for a company with North State’s risk characteristics.

In performing this analysis, RBC Capital Markets collaborated with North State to project earnings estimates through 2007. RBC Capital Markets determined that the present value range of the North State common stock, assuming independent operation for a period of five years and then a change of control sale using price to earnings multiples as the basis for terminal value, is from $18.76 to $35.12 per share. In addition, RBC Capital Markets determined that the present value range of the North State common stock, assuming independent operation for a period of five years and then a change of control sale using multiples of tangible book value as the basis for terminal value, is from $19.34 to $33.73 per share. This range can be compared to the adjusted maximum and minimum aggregate transaction values as defined in the acquisition agreement of $23.52 and $28.17. This range can also be compared to the $25.39 estimated value of merger consideration per share of North State common stock, as of September 20, 2002, which would be received by North State shareholders in the merger.

The analysis set forth in the discounted free capital analysis discussion do not necessarily indicate actual values or actual future results and do not purport to reflect the prices at which any securities may trade at the present or at any time in the future. The discount rates applied to North State referred to in the paragraphs above were based on several factors, including RBC Capital Markets knowledge of North State and the industry in which they operate, the business risk of the company and the overall interest rate environment. Discounted free capital analysis is a widely used valuation methodology, but the results of this methodology are highly dependent upon the numerous assumptions that must be made including earnings growth rates, dividend payout rates, terminal values and discount rates.

Pro Forma Contribution Analysis. Based on the maximum and minimum transaction values as defined in the Agreement and the estimated per share merger consideration of $25.44, as of September 30, 2002, RBC Capital Markets also analyzed the pro forma financial contribution to the pro forma combined company in the merger for both TriCo and North State. RBC also noted that North State shareholders at all three transaction values, in addition to receiving 10.0% of the pro forma ownership in the combined company, also would receive $13,000,000 in cash consideration, subject to adjustment as defined in the merger agreement. If TriCo’s stock price declined to $20.80, the price below which North

State could terminate the transaction, North State’s pro forma ownership of the combined companies would be 10.65%. The results of the pro forma contribution analysis are summarized in the following table:

Contribution	TCBK	NSTN
Loans	93.5%	6.5%
Deposits	88.1%	11.9%
Assets	88.0%	12.0%
Equity	87.3%	12.7%
Net income—2002	87.2%	12.8%
Net income—2003	87.5%	12.5%
Pro forma ownership (1)	90.0%	10.0%

(1)	If the cash component of the transaction were converted into stock at the estimated transaction value of $25.39 at September 30, 2002, North State’s pro forma ownership would be 15.76%, rather than 10.0% of the combined company. If the cash component were converted into stock at the maximum and minimum transaction values as defined in the Agreement, North State’s pro forma ownership would be 14.83% and 16.40% respectively. If the cash component were converted to stock and TriCo’s stock price declined to $20.80, the price below which North State could terminate the transaction, North State’s pro forma ownership of the combined companies would be 17.24%. The aggregate consideration to be received by North State holders in cash and pro forma ownership compares favorably to North State’s contribution of loans, deposits, assets, equity and incomes to the pro forma combined company as a result of the proposed merger. The actual operating and financial results achieved by the pro forma combined company may vary from projected results and variations may be material as a result of business and operational risks, the timing, amount and costs associated with achieving cost savings and revenue enhancements, as well as other factors.

North State retained RBC Capital Markets to act as it financial advisor. RBC Capital Markets was selected by North State’s board of directors based upon its experience and expertise. RBC Capital Markets is a nationally-recognized investment banking and advisory firm. RBC Capital Markets (the global brand name for the corporate and investment banking division of Royal Bank of Canada and its affiliates, including RBC Dain Rauscher Inc.) as part of its investment banking business is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes.

RBC Capital Markets has in the past provided financial advisory, investment banking and/or other services to North State and TriCo and has received fees for the rendering of such services, and may continue to provide such services in the future. In addition, in the ordinary course of its business, RBC Capital Markets may actively trade shares of North State common stock and other securities of North State and its affiliates and shares of TriCo common stock and other securities of TriCo and its affiliates for its own account and the accounts of its customer, and, accordingly, may at any time hold long or short positions in such securities.

Pursuant to a letter agreement between North State and RBC Capital Markets, dated November 1, 2001, North State agreed to pay RBC Capital Markets for financial advisory services rendered through the closing of the merger. Based on the per share merger consideration at the time of announcement, the aggregate fee payable to RBC Capital Markets would be approximately $525,000, of which $50,000 was due and payable at announcement of the merger and the balance of which is contingent upon closing of the merger and the actual value of the merger consideration at that time. North State also agreed, among other things, to reimburse RBC Capital Markets for certain expenses incurred in connection with services provided by RBC Capital Markets, and to indemnify RBC Capital Markets and its affiliates from and against certain liabilities and expenses, which may include certain liabilities under federal securities laws, in connection with its engagement.

Terms of the Merger

The acquisition agreement provides for the merger of North State into Tri Counties Bank with Tri Counties Bank surviving the merger. The parties expect to complete the merger on or prior to March 31, 2003. However, it is possible that the closing date may extend beyond March 31, 2003.

Consideration for Shares of North State Stock. The holders of North State stock will receive the following merger consideration:

•	Cash of $13,000,000 plus up to an additional $585,000 which North State optionholders may pay to exercise options before the merger is completed.

•	784,000 shares of TriCo common stock, unless the average closing price is greater than $29.90 or less than $22.10. If the average closing price is greater than $29.90, the number of shares will be reduced so that if the product of the average closing price and the number of shares equals $23,441,600 (784,000 times $29.90). If the average closing price is less than $22.10, the number of shares will be increased so that the product of the average closing price and the number of shares equal $17,326,400 (784,000 times $22.10). The average closing price is the average of the closing prices of TriCo stock for the 20 trading days ending on the third business day before the merger is completed.

One share of North State stock will receive the sum of (a) the total cash plus (b) the value of the TriCo stock divided by the sum of (x) the number of outstanding shares of North State common stock plus (y) the number of shares issuable upon exercise of all outstanding North State options. The per share value will be approximately $23.52 to $28.17.

At the closing, each unexercised option to acquire shares of North State common stock will be converted into the right to acquire a number of shares of TriCo common stock equal to one multiplied by the exchange ratio. The exercise price of the new option will be equal to the exercise price for the North State option divided by the exchange ratio. For this purpose, the exchange ratio will be the per share merger consideration divided by the average closing price for TriCo common stock.

North State shareholders will select whether they want to receive cash, TriCo stock or in a combination of approximately 60% in TriCo stock and the balance in cash.

If North State shareholders request more cash than is available to be paid, those who elected all cash will have the amount of cash they receive reduced on a pro rata basis and instead will receive TriCo common stock (valued at the average closing price) with a value equal to the amount of the cash reduction. Similarly, if North State shareholders request more TriCo stock than is available to be issued, those who elected all stock will have the value of the TriCo stock they receive reduced on a pro rata basis by the amount of the excess and instead will receive cash equal to the value of reduction in stock consideration.

At the closing, each unexercised option to acquire shares of North State common stock will be converted into the right to acquire a number of shares of TriCo common stock equal to one multiplied by the exchange ratio. The exercise price of the new option will be equal to the exercise price for the North State option divided by the exchange ratio. For this purpose, the exchange ratio will be the per share merger consideration divided by the average closing price for TriCo common stock.

North State shareholders will select whether they want to receive cash, TriCo stock or a combination of approximately 60% in TriCo stock and the balance in cash. If North State shareholders request more cash than is available to be paid, those who elected all cash will have the amount of cash they receive reduced on a pro rata basis and instead will receive TriCo common stock valued at the average closing price with a value equal to the amount of the cash reduction. Similarly, if North State shareholders request more TriCo stock than is available to be issued in the merger, those who elected all stock will have the value of the TriCo stock they receive reduced on a pro rata basis by the amount of the excess and instead will receive cash equal to the value of reduction in stock consideration.

Exchange Examples.    On February 7, 2003, the closing price of TriCo stock on the Nasdaq National Market was $24.85. If the merger had been completed on February 7, 2003, the average closing price for the twenty trading days ending on February 4, 2003, would have been $25.1861. One share of North State stock would have received cash and/or TriCo stock with a value of $25.36 based on 1,228,145 shares of North State stock outstanding and the exercise of options for 3,685 shares of North State stock. A North State shareholder who had elected to receive:

•	all cash would receive approximately $253.60 in exchange for ten shares of North State stock.

•	all stock would receive 10 shares of TriCo stock plus a cash payment of $1.74 for 0.69 fractional shares in exchange for ten shares of North State stock.

•	a combination of cash and stock would receive 6 shares of TriCo stock and cash of $102.48 in exchange for ten shares of North State stock.

The amounts actually received would vary depending on the cash/stock elections made by all other North State shareholders.

Cash/Stock Elections. Enclosed with this proxy statement is a Cash/Stock Election Form. Holders of North State stock should (1) request payment in either cash or TriCo stock, or a combination of approximately 60% in TriCo stock and the balance in cash, by marking the appropriate box; (2) sign the Cash/Stock Election Form; and (3) mail it in the enclosed postage-paid blue envelope to be received by North State no later than March 19, 2003. Shareholders who do not return their Cash/Stock Election Form by March 19, 2003, or who become shareholders of North State after this date, will be deemed to have made a combination election of TriCo stock and cash. Also, any North State shareholder voting against the merger at the meeting shall be considered to have made a request for payment in cash, even if he returned his Cash/Stock Election Form indicating another form of payment. TriCo may determine the allocation of cash and TriCo stock to North State shareholders consistent with the terms of the acquisition agreement. TriCo’s determinations are not subject to review by North State or North State shareholders.

Covenants in the Acquisition Agreement. The acquisition agreement contains covenants of North State, TriCo and Tri Counties Bank to ensure that the parties work together to complete the merger. These covenants include that:

•	North State will provide TriCo and Tri Counties Bank access to North State’s records and other internal information;

•	the parties will not disclose certain confidential information;

•	North State, TriCo and Tri Counties Bank will not solicit or encourage any discussions or proposals for entering into any agreement providing for a transfer of their respective business;

•	North State will provide information to TriCo for any required regulatory applications and for the registration statement;

•	North State will allow TriCo to send one representative to attend all meetings at the North State Board of Directors;

•	TriCo will file all required regulatory applications and the registration statement; and

•	North State take all reasonable action necessary to convene the meeting.

The acquisition agreement also contains covenants of North State regarding how it will conduct its business between the date of the acquisition agreement and the closing date. These covenants include that North State will not, without TriCo’s consent which shall not be unreasonably withheld:

•	conduct its business other than in the ordinary course;

•	amend its charter and bylaws;

•	change its capitalization;

•	enter into contracts that extend for more than one year or that involve payment by North State of more than $10,000;

•	make loans of more than $250,000 without providing TriCo and Tri Counties Bank the opportunity to review and comment on these loans;

•	enter into new arrangements with employees or increase salaries or benefits, except for customary bonuses in December 2002; or

•	pay any dividend or distribution.

Conditions of the Acquisition Agreement. The merger is subject to satisfaction or waiver of various conditions, including the following:

•	compliance with respective covenants;

•	receipt of customary closing certificates and opinions;

•	the absence of any litigation or regulatory proceeding presenting significant risk of material damages against North State, Tri Counties Bank, TriCo or their shareholders, or a significant risk that the merger will not be consummated;

•	there being no material adverse change in the respective businesses of TriCo and North State between the date of the acquisition agreement and the closing date;

•	the affirmative vote of the holders of two-thirds of the shares of North State stock approving the merger;

•	no more than 9.9% of the outstanding shares of North State voting against approval of, or giving written notice of intent to dissent from, the merger;

•	receipt of the final approval of the merger by the California Department of Financial Institutions and the FDIC;

•	registration pursuant to the Securities Act of the TriCo stock which is to be issued under the acquisition agreement;

•	receipt by North State and TriCo of a tax opinion;

•	receipt by North State of a fairness opinion which shall not have been withdrawn before the closing.

Termination. The acquisition agreement may be terminated and the merger abandoned (either before or after receiving the approval of the North State shareholders and without seeking further shareholder approval) at any time prior to the effective time if any of the following events occur:

•	by mutual written consent of the parties authorized by their respective boards of directors;

•	by written notice from North State to TriCo or from TriCo to North State, if the closing date has not occurred on or before June 30, 2003;

•	by written notice from TriCo to North State or from North State to TriCo, if the other party materially breaches any representation, warranty, covenant or other agreement in the acquisition agreement, and the breach is not corrected within 30 days following notice given to the breaching party;

•	by TriCo if a pre-closing audit or review determines that the condition of North State has materially changed for the worse from the date of the acquisition agreement; or

•	by North State if the average closing price of TriCo stock for the 20 trading days ending on the determination date is less than $20.80.

Break-Up Fee. If either party terminates the acquisition agreement other than in one of the preceding circumstances, that party will be liable to the other party for $500,000 in damages.

Operation of Tri Counties Bank After the Merger

After completion of the merger, the separate corporate existence of North State will cease and North State will be merged into Tri Counties Bank. Tri Counties Bank will operate under its current articles of incorporation and bylaws until they are altered or repealed. The current directors and officers of Tri Counties Bank will continue to be directors and officers of Tri Counties Bank. In addition, Steve G. Nettleton, chairman of the board of directors of North State, will be appointed to the board of directors of both TriCo and Tri Counties Bank. Tri Counties Bank will offer employment to all officers and employees of North State. John Lucchesi will work directly with the office of the president of Tri Counties Bank to assist Tri Counties in the transition following completion of the merger.

TriCo management is examining the potential of relocating the North State Esplanade branch 1/8 mile northwest to the Raley’s grocery store at 211 West East Avenue, Chico, California. The deposit and loan activities at the North State main branch will be maintained at its current location and will operate consistent with past practice.

Interests of Management and Directors in the Merger

When considering whether to approve the merger, you should be aware that some officers and directors of North State will receive benefits in the merger that are different from the benefits that you will receive. These benefits include the following.

Appointment to TriCo’s Board. Steve Nettleton, chairman of the board of directors of North State, will be appointed to the board of directors of both TriCo and Tri Counties Bank. As a director, he will receive director’s fees, stock option grants for 10,000 shares of TriCo stock upon election to the board and 2,000 shares upon each reelection and other benefits generally available to directors of TriCo.

Employment Security Agreements. Joseph Drakulic and Gary Griswold have employment security agreements with North State. These agreements provide them with certain severance benefits in the event of a change of control such as the merger. Generally, if their compensation or responsibilities are reduced from the levels in effect at the closing of the merger or they are relocated and their commute increases, they are entitled to severance benefits equal to approximately $120,000 for Mr. Drakulic and $133,000 for Mr. Griswold, which is approximately 18 months’ compensation. One-third of this amount is payable when the severance rights are triggered and the balance is payable in four equal installments ending approximately 18 months after the first payment.

Mr. Lucchesi’s Agreements. John Lucchesi, president and chief executive officer of North State, has an employment agreement with North State that provides for certain benefits in the event of a change of control, such as the merger. These benefits are equal to approximately two years’ salary and bonus, or approximately $390,000. His agreement is being amended in connection with the closing of the merger to provide for payment of these benefits in one payment of $60,000 around the time of closing, and three equal annual installments of $110,000 each on the first day of February 2004, 2005 and 2006. Unpaid amounts will bear simple interest at the rate of interest being offered by North State, or by Tri Counties Bank as its successor, for a three-year certificate of deposit as of the next business day following the effective time.

Following the merger, Mr. Lucchesi will continue to be employed by TriCo on a part-time basis as part of the office of the president. His new employment agreement has a term of 24 months. TriCo will pay Mr. Lucchesi a salary of $36,000 per year. In addition, TriCo will provide him with certain benefits, including country club dues, dues and lunch expense for one or more civic organizations, reimbursement of certain telephone and vehicle expenses, and expenses of attending an industry conference in 2003, 2004 and 2005. Through this agreement, TriCo will also assume North State’s existing obligation to provide Mr. Lucchesi with up to $65,000 in certain health benefits for himself and members of his immediate family.

Federal Income Tax Consequences of the Merger

The following summary describes the material U.S. federal income tax consequences of the merger North State shareholders who are United States citizens or residents and who hold their shares as capital assets. This summary does not discuss all tax consequences that may be relevant to North State shareholders who are subject to specialized federal income tax rules (such as insurance companies, securities dealers, certain retirement plans, financial institutions, tax exempt organizations or foreign persons). This summary also does not discus the specialized income tax treatment of North State shareholders who acquired their shares of North State stock pursuant to the exercise of employee stock options or otherwise as compensation. The summary does not address the state, local or foreign tax consequences of the merger, if any.

TriCo has asked the firm of Rothgerber Johnson & Lyons LLP, special counsel to TriCo, for its opinion regarding certain federal income tax aspects of the reorganization. Rothgerber Johnson & Lyons LLP has provided TriCo with a draft of such an opinion, found at Exhibit C. The final opinion will be rendered no later than immediately before the closing of the transaction in substantially the form presented in Exhibit C, assuming no changes in the facts or the law upon which the draft opinion is based and subject to the receipt, review and approval of final documents. This summary is qualified in its entirety by the full text of that opinion, including certain facts, representations and assumptions outlined in the opinion. It should not be relied upon without first consulting the full text.

TriCo and North State expect that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code and have the following consequences for federal income tax purposes:

•	the merger will not result in any recognized gain or loss to North State, TriCo or Tri Counties Bank, and Tri Counties Bank will succeed to the basis and the holding period of the assets of North State;

•	a North State shareholder who receives TriCo stock and cash will recognize gain, but not loss, equal to the lesser of (i) the gain realized, or (ii) the cash consideration received. Gain recognized by a North State shareholder generally will constitute a capital gain or loss, but may constitute ordinary income if the North State shares were not held as a capital asset or if the North State shareholder holds TriCo stock, directly or indirectly;

•	holders of North State stock who receive solely TriCo stock in exchange for their shares of North State stock in the merger will not recognize any gain or loss;

•	the holding period of TriCo stock issued in exchange for North State stock will include the holding period of the North State stock for which it is exchanged, assuming that the shares of North State stock are capital assets in the hands of the holder at the effective date;

•	the basis of the TriCo stock received in the exchange will be the same as the basis of the North State stock for which it was exchanged, decreased by any cash received in the merger and increased by the amount of gain recognized as a result of the merger; and

•	a North State shareholder who receives only cash in the merger or who perfects dissenter’s rights and receives payment for his shares will be treated as if the shares were redeemed. In general, if the shares are held as a capital asset at the time of the merger, the shareholder will recognize a capital gain or loss measured by the difference between the amount of cash received and the basis of the shares in the hands of the shareholder. However, if the shareholder owns, directly or indirectly through the application of Section 318 of the Internal Revenue Code, any shares of North State stock or TriCo stock the shareholder may be treated as having received a dividend in the amount of cash paid to the shareholder in exchange for the shares. Under Section 318 of the Internal Revenue Code, an individual is deemed to own stock that is actually owned (or deemed to be owned) by certain members of his or her family (spouse, children, grandchildren and parents, with certain exceptions) and other related parties, including, for example, certain entities in which the individual has a direct or indirect interest (including partnerships, estates, trusts and corporations), as well as stock that such individual (or a related person) has the right to acquire upon exercise of an option or conversion right held by such individual (or a related person). Each shareholder who intends to dissent from the merger or who intends to elect to receive only cash in the merger should consult his or her own tax advisor with respect to the application of the constructive ownership rules to the shareholder’s particular circumstances. See “Proposed Merger—Rights of Dissenting Shareholders” on page 38.

The highest marginal tax rate for individuals on ordinary income is 38.6%, compared to 20% for capital gain, and the highest marginal tax rate for corporations is 35% on ordinary income and capital gain. Capital losses are treated differently than ordinary losses. Essentially, a capital loss for any taxable year may be deducted by a corporation in that year only to the extent of capital gain, and by an individual in that year only to the extent of capital gain plus up to $3,000 of ordinary income. Capital losses not deductible in the year they occur may be carried forward indefinitely by individuals and may be carried back up to three years and forward up to five years by corporations.

Neither North State nor TriCo has requested a ruling from the IRS in connection with the merger. The tax opinion neither binds the IRS nor precludes the IRS from adopting a contrary position. The tax opinion is subject to certain assumptions and qualifications and is based in part on the truth and accuracy of certain representations of North State, TriCo and Tri Counties Bank.

If the merger failed to qualify as a reorganization under section 368(a) of the Internal Revenue Code, then North State shareholders would recognize taxable gain or loss with respect to each share of North State stock surrendered equal to the difference between the shareholder’s basis in the share and the sum of the cash and the fair market value, as of the effective time of the merger, of the TriCo stock received in exchange for the share. In that event, a shareholder’s aggregate basis in the TriCo stock so received would equal its fair market value and the shareholder’s holding period for that stock would begin on the day after the effective time of the merger. In addition, North State would be treated as if it had made a taxable sale or exchange of its assets.

The income tax discussion as set forth above is based on the code (and authorities thereunder) as in effect on the date of this proxy statement, without consideration of the particular facts or circumstances of any shareholder. The above discussion may not be applicable with respect to shares acquired pursuant to the exercise of stock options. Shareholders are urged to consult with their own tax advisors with respect to the federal income tax consequences of the merger in their particular situations, as well as consequences under any applicable state, local or foreign tax laws.

Rights of Dissenting Shareholders

Federal law provides that record holders of North State stock will have dissenters’ rights in connection with the merger. Shareholders may dissent from the terms of the merger and receive in cash the value of their shares if they comply with all the applicable provisions of the OCC regulations. Shareholders who exercise such rights are referred to as “dissenting shareholders.” Pursuant to the acquisition agreement, any shareholder voting against the merger or demanding dissenter’s rights will be deemed to have elected to have made a request for a cash payment will not be able to receive any TriCo stock in the merger.

North State shareholders who wish to exercise dissenters’ rights should review the procedures set forth in Section 214a(b) of the National Bank Act and should consult their personal legal and tax counsel as to the legal and tax related consequences of exercising dissenters’ rights. The following is a summary of the steps that must be taken for the effective exercise of dissenters’ rights and is qualified in its entirety by reference to Section 214a(b) of the National Bank Act, a copy of which is attached to this proxy statement as Exhibit D.

1.    Vote Against the Merger or Provide Notice of Dissent. To exercise dissenters’ rights, a North State shareholder must either vote against the merger at the meeting, or before the meeting, deliver in writing to the chairman or president of North State a statement that he dissents from the merger which identifies the North State shareholder. If a North State shareholder votes in favor of the merger either in person or by proxy, his right to dissent is waived.

2.    Written Request to Receive Value for Shares. To exercise dissenters’ rights, North State shareholders must, no later than 30 days after the effective time, make a written request to TriCo to receive the value of their shares of North State stock and must enclose all stock certificates evidencing his

North State stock. The written request should be sent to Richard P. Smith, President, TriCo Bancshares, 63 Constitution Avenue, Chico, California 95973.

3.    Ascertaining the Value of Shares held by Dissenting Shareholders. If a North State shareholder exercises the right to dissent and requests payment, the value of his shares will be determined, as of the effective time, by an appraisal made by a committee of three persons, composed of (a) one selected by the vote of the holders of a majority of the shares that have properly exercised their right to dissent; (b) one selected by the directors of TriCo; and (c) one selected by the other two so selected. The valuation agreed upon by any two of the three appraisers will apply.

4.    Appeal of Valuation. If a North State shareholder exercises his right to dissent and requests payment and the value fixed in the manner described in paragraph 3 above is not satisfactory to him, he may, within five days after being notified of the appraised value of his shares, appeal to the OCC. The OCC will cause a reappraisal to be made that will be final and binding as to the value of the shares held by dissenting shareholders.

5.    Failure to Appraise Shares. If, within 90 days from the date of completion of the merger, for any reason one or more of the appraisers is not selected, or the appraisers fail to determine the value of the shares held by dissenting shareholders, the OCC is required upon written request of any interested party to cause an appraisal to be made which is final and binding on all parties. The expenses of the OCC to make the reappraisal or the appraisal will be paid by TriCo.

6.    Payment. The value of the shares as determined by the OCC will be promptly paid to the dissenting shareholders by TriCo. These payments shall be part of the cash portion of the aggregate merger consideration.

If more than 9.9% of the shares of North State stock are eligible to become shares held by dissenting shareholders, the board of directors of TriCo has the right to terminate the merger. If the merger is terminated, the North State shareholders will not have their North State stock exchanged for TriCo stock or receive any other consideration and those who have exercised dissenters’ rights will retain their shares of North State stock and will not receive the appraised value of their shares.

The above summary of rights of shareholders to dissent and demand payment for their shares is not a complete statement of the law and is qualified by reference to the provisions of 12 U.S.C. § 214a(b) which have been set forth in full as Exhibit D. Each North State shareholder should consult with his or her own legal counsel concerning the specific procedures and available remedies. Any failure to follow strictly the detailed procedures of 12 U.S.C. § 214a(b) regarding dissenters’ rights may result in a shareholder losing any right he or she may have to claim value for his or her shares. If a shareholder fails to perfect his or her dissenters’ rights, his or her North State stock will be converted in the merger into a right to receive merger consideration in the form of cash.

Accounting Treatment

TriCo anticipates accounting for the merger under the purchase method of accounting for financial reporting and for all other purposes. This method treats the business combination as TriCo’s acquisition of the assets and assumption of the liabilities of North State. TriCo will record the total assets and liabilities of North State on the basis of each item’s fair value and TriCo’s income will include income from North State’s operations earned after the merger. All identifiable assets acquired and all liabilities assumed, including for deposits, are assigned a portion of the purchase price equal to their fair value at the date of the merger. The excess of the purchase price over the sum of the amounts assigned to the identified assets acquired less liabilities assumed is recorded as good will. Core deposit premiums are amortized on an accelerated basis over a period of ten years. Good will is amortized on a straight-line basis over a period of 15 years. Good will and core deposit premiums are not included in capital for regulatory capital purposes. The pro forma results of this accounting treatment are shown in the unaudited pro forma financial information beginning at page 8 of this proxy statement. Prior period financial statements will not be restated.

Restrictions on Resale of TriCo Common Stock

Generally, North State shareholders who receive shares of TriCo common stock in the merger may resell those shares without restriction. However, persons who are affiliates of North State at the time of the shareholder vote may resell shares only if they are registered or if an exemption from registration is available. Affiliates include directors, executive officers and controlling (generally 10%) shareholders. Under the exemption provided by the SEC’s Rule 145, these persons (provided they are not affiliates of TriCo) may resell shares subject to the volume and manner of sale limitations of Rule 144, provided TriCo is current in its filings with the SEC. After the first anniversary of the merger, these persons may resell their shares of TriCo stock without restriction, again provided TriCo is current in its filings with the SEC. Persons who become affiliates of TriCo after the merger may resell shares subject to all of the restrictions of Rule 144 or pursuant to another exemption from the registration requirements of the Securities Act of 1933.

North State will obtain from each affiliate and deliver to TriCo prior to the effective time a written agreement to the effect that no sale will be made of any shares of TriCo stock received in the merger by an affiliate except in accordance with the Securities Act. The certificates of TriCo stock issued to affiliates of North State in the merger may contain an appropriate restrictive legend and appropriate stop transfer orders may be given to the transfer agent for such certificates.

Exchange Procedures

As of the effective time each share of North State stock will be converted into, and each stock certificate shall represent a right to receive, a pro rata share of the aggregate merger consideration. As soon as practicable after the effective time, TriCo will send to each record holder of former shares of North State stock a notice of completion of the merger and a transmittal form detailing the procedure for surrendering their certificates in exchange for a pro rata portion of the aggregate merger consideration. The North State shareholders will then return their certificates to TriCo and in return will receive a check and/or shares of TriCo stock in the appropriate amounts. Payment for the shares of North State stock exchanged will be made as soon as practicable. If any North State shareholder is unable to surrender his or her certificates because the certificates have been lost or destroyed, the holder may deliver an indemnity bond instead, provided that the bond and surety are satisfactory to TriCo.

No transfer taxes are payable by any North State shareholder at the effective time relating to the exchange of certificates for merger consideration. If a portion of the merger consideration is to be delivered to any person other than the registered holder of North State stock surrendered for exchange, the amount of any stock-transfer or similar taxes payable on account of the transfer shall be paid to TriCo by that person. TriCo may refuse to make this type of exchange unless satisfactory evidence of the payment of such taxes or an appropriate exemption therefrom, is submitted.

Indemnification

The bylaws of TriCo provide that TriCo will indemnify the directors and officers of vice president level or above of both TriCo and Tri Counties Bank against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising because that person is or was an agent of TriCo. If the officer or director initiates a proceeding, indemnification is available only if the proceeding was authorized by TriCo’s board of directors. The bylaws also provide that any agent of TriCo may be indemnified under a duly adopted resolution of the board of directors, an agreement or otherwise, to the fullest extent permitted with respect to the indemnification of directors and officers of vice president level or above of TriCo.

So far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling TriCo pursuant to the bylaws, TriCo has been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Information About TriCo’s Business

TriCo was incorporated in California on October 13, 1981. It was organized at the direction of the board of directors of Tri Counties Bank for the purpose of forming a bank holding company. On September 7, 1982, the shareholders of Tri Counties Bank became the shareholders of TriCo and Tri Counties Bank became a wholly owned subsidiary of TriCo. At that time, TriCo became a bank holding company subject to the supervision of the Federal Reserve under the Bank Holding Company Act of 1956, as amended. Tri Counties Bank remains subject to the supervision of the California Department of Financial Institutions and the FDIC. Tri Counties Bank currently is the only subsidiary of TriCo and TriCo is not conducting any business operations independent of Tri Counties Bank.

Business of Tri Counties Bank

Location of Banking Services. Tri Counties Bank was incorporated as a California banking corporation on June 26, 1974, and received its certificate of authority to begin banking operations on March 11, 1975. Tri Counties Bank engages in the general commercial banking business in the California counties of Butte, Contra Costa, Del Norte, Fresno Glenn, Kern, Lake, Lassen, Madera, Mendocino, Merced, Nevada, Sacramento, Shasta, Siskiyou, Stanislaus, Sutter, Tehama, Tulare and Yuba. Tri Counties Bank currently has 32 traditional branches and 10 in-store branches.

General Banking Services. Tri Counties Bank conducts a commercial banking business including accepting demand, savings and time deposits and making commercial, real estate and consumer loans. It also offers installment note collection, issues cashier’s checks and money orders, sells travelers checks and provides safe deposit boxes and other customary banking services. Brokerage services are provided at Tri Counties Bank’s offices by Tri Counties Bank’s association with Raymond James Financial Services, Inc. Tri Counties Bank does not offer trust services or international banking services. TriCo is engaged in traditional community banking activities throughout northern and central California, including commercial and retail lending, deposit gathering and investment and liquidity management activities. In addition to its community banking services, Tri Counties Bank offers investment brokerage and leasing services.

Tri Counties Bank has emphasized retail banking since it opened. Most of Tri Counties Bank’s customers are retail customers and small to medium-sized businesses. Tri Counties Bank emphasizes serving the needs of local businesses, farmers and ranchers, retired individuals and wage earners. The majority of Tri Counties Bank’s loans are direct loans made to individuals and businesses in the regions of California where its branches are located. At September 30, 2002, its total consumer installment loans outstanding was $191,601,000 (28%),total commercial and agricultural loans outstanding was $142,290,000 (21%), and total real estate loans including construction loans of $36,472,000, was $349,663,000 (51%). Tri Counties Bank takes real estate, listed and unlisted securities, savings and time deposits, automobiles, machinery, equipment, inventory, accounts receivable and notes receivable secured by property as collateral for loans. Most of Tri Counties Bank’s deposits are attracted from individuals and business-related sources. No single person or group of persons provides a material portion of Tri Counties Bank’s deposits, the loss of any one or more of which would have a materially adverse effect on the business of Tri Counties Bank, nor is a material portion of Tri Counties Bank’s loans concentrated within a single industry or group of related industries.

In order to attract loan and deposit business from individuals and small to medium-sized businesses, branches of Tri Counties Bank set lobby hours to accommodate local demands. In general, lobby hours are from 9:00 a.m. to 5:00 p.m. Monday through Thursday, and from 9:00 a.m. to 6:00 p.m. on Friday. Certain branches with less activity open later and close earlier. Some Tri Counties Bank offices also utilize drive-up facilities operating from 9:00 a.m. to 7:00 p.m. The supermarket branches are open from 9:00 a.m. to 7:00 p.m. Monday through Saturday and 11:00 a.m. to 5:00 p.m. on Sunday. Tri Counties Bank offers 24-hour ATMs at almost all branch locations. The ATMs are linked to several national and regional networks such as CIRRUS and STAR. In addition, banking by telephone on a 24-hour toll-free number is available to all customers. This service allows a customer to obtain account balances and most recent transactions, transfer moneys between accounts, make loan payments and obtain interest rate information. In February 1998, Tri Counties Bank became the first bank in the Northern Sacramento Valley to offer banking services on the Internet. This banking service provides customers one more tool for access to their accounts. Tri Counties Bank may in the future engage in other businesses either directly or indirectly through subsidiaries acquired or formed by Tri Counties Bank subject to regulatory constraints.

Employees. At September 30, 2002, TriCo and Tri Counties Bank employed 525 persons, including seven executive officers. Full time equivalent employees were 441. No employees of TriCo or Tri Counties Bank are presently represented by a union or covered under a collective bargaining agreement. Management of TriCo believes that its employee relations are excellent.

Competition

The banking business in California generally, and in Tri Counties Bank’s primary service area specifically, is highly competitive with respect to both loans and deposits. It is dominated by a relatively small number of major banks with many offices operating over a wide geographic area. Among the advantages these major banks have over Tri Counties Bank are their ability to finance wide ranging advertising campaigns and to allocate their investment assets to regions of high yield and demand. By virtue of their greater total capitalization these institutions have substantially higher lending limits than does Tri Counties Bank.

In addition to competing with savings institutions, commercial banks compete with other financial markets for funds. Yields on corporate and government debt securities and other commercial paper may be higher than on deposits, and therefore affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for available funds with money market instruments and mutual funds. During past periods of high interest rates, money market funds have provided substantial competition to banks for deposits and they may continue to do so in the future. Mutual funds are also a major source of competition for savings dollars.

As a consequence of the extensive regulation of commercial banking activities in the United States, the business of TriCo and Tri Counties Bank are particularly susceptible to being affected by enactment of federal and state legislation which may have the effect of increasing or decreasing the cost of doing business, modifying permissible activities or enhancing the competitive position of other financial institutions.

Tri Counties Bank relies substantially on local promotional activity, personal contacts by its officers, directors, employees and shareholders, extended hours, personalized service and its reputation in the communities it services to compete effectively.

Properties

Tri Counties Bank owns and leases properties that house administrative and data processing functions and 42 branches. Branches and major owned and leased facilities are listed below.

Branch Name	Address	Square Ft.	Lease Expires
Bakersfield	5201 California Ave., Suite 102 Bakersfield, CA 93309	3,200	Jan 31, 2005
Beale AFB ISB	17601 25th St. Bldg. 25608 (Commissary) Beale AFB, CA 95903	572	Feb 23, 2004
Bieber	Bridge & Market Streets Bieber, CA 96009	5,250	Owned
Brentwood ISB	2400 Sand Creek Rd. (Raley’s) Brentwood, CA 94513	480	April 27, 2007
Burney	37093 Main St. Burney, CA 96013	3,500	Owned
California Street	1845 California St. Redding, CA 96001	3,265	Owned
Chico Mall	1950 E. 20th St., Suite G725 Chico, CA 95928	1,334	Aug 31, 2005
Chowchilla	305 Trinity St. Chowchilla, CA 93610	6,000	Dec 31, 2009
Cottonwood	3349 Main St. Cottonwood, CA 96022	4,900	Owned
Covelo	76405 Covelo Rd. Covelo, CA 95428	3,000	Month-to-Month
Crescent City	936 Third St. Crescent City, CA 95531	4,700	Owned
Data Processing	1103 Fortress St. Chico, CA 95926	13,600	April 24, 2011
Durham	9411 Midway Durham, CA 95938	2,150	Owned
East Ave. ISB	146 W. East Ave. (Albertson’s) Chico, CA 95973	475	Aug 22, 2005
Fall River Mills	43308 Hwy. 299 East Fall River Mills, CA 96028	2,200	Owned
Fin. Services Center	211 W. East Ave. (Raley’s) Chico, CA 95973	84	Feb 10, 2004
Grass Valley ISB	12054 Nevada City Hwy. (Albertson’s) Grass Valley, CA 95949	450	Aug 22, 2005
Gustine	319 Fifth St. Gustine, CA 95322	5,100	Owned
Hartnell ISB	110 Hartnell Ave. (Raley’s) Redding, CA 96002	482	May 29, 2004
Headquarters Bldg.	63 Constitution Dr. Chico, CA 95973	30,000	Owned
Herdon-Marks	7020 N. Marks Ave., Suite 101 Fresno, CA 93711	4,185	Mar 19, 2012
Hilltop	1250 Hilltop Dr. Redding, CA 96049	6,252	Owned
North Natomas ISB	4650 Natomas Blvd (Raley’s) Sacramento, CA 95835	480	April 21, 2007
Lake Blvd. ISB	201 Lake Blvd. (Raley’s) Redding, CA 96003	482	May 29, 2004
Marysville	729 E St. Marysville, CA 95901	1,600	Nov 30, 2002
Middletown	21097 Calistoga Rd. Middletown, CA 95461	2,600	April 30, 2007
Modesto	3320 Tully Rd., Suite 3 Modesto, CA 95350	3,850	Aug 31, 2004
Mt. Shasta	204 Chestnut St. Mt. Shasta, CA 96067	6,500	Feb 28, 2007
Orland	100 E. Walker St. Orland, CA 95963	3,300	Owned
Oroville	1180 Oro Dam Blvd. Oroville, CA 95965	6,000	Feb 28, 2012
Palo Cedro	9125 Deschutes Rd. Palo Cedro, CA 96073	3,400	Owned
Paradise	6848 “Q” Skyway Paradise, CA 95963	6,600	May 31, 2010
Park Plaza	780 Mangrove Ave. Chico, CA 95926	10,000	Dec 31, 2009
Patterson	17 Plaza Patterson, CA 95363	4,000	Owned
Pillsbury	2171 Pillsbury Rd. Chico, CA 95926	5,705	Owned
Red Bluff ISB	727 Main St. (Raley’s) Red Bluff, CA 96080	482	Feb 27, 2004
Redding2	1810 Market St. Redding, CA 96001	14,000	Owned
Susanville	1605 Main St. Susanville, CA 96130	7,200	March 31, 2002
Sacramento	1760 Challenge Way, Suite 100 Sacramento, CA 95815	3,005	June 30, 2005

TriCo Offices [1]	15 Independence Circle	7,000	April 24, 2011
Visalia	2914 W. Main St. Visalia, CA 93291	2,400	April 30, 2002
Weed	303 Main St. Weed, CA 96094	6,200	Owned
Willows	210 N. Tehama St. Willows, CA 95988	4,800	Owned
Yreka	165 S. Broadway Yreka, CA 96097	6,000	Owned
Yuba City	1441 Colusa Ave. Yuba City, CA 95993	6,900	Owned
Yuba City ISB	700 Onstott Rd. (Raley’s) Yuba City, CA 95991	482	March 29, 2004

(1)	This leased building was vacated in 1998 and is being subleased.
(2)	This building was vacated in 1997 and is currently being leased.

Legal Proceedings

Neither TriCo nor Tri Counties Bank is a party to any material legal proceedings, other than ordinary routine litigation incidental to the business of TriCo and Tri Counties Bank, nor is any of their property the subject of any such proceedings.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations for 2001 for TriCo

TriCo’s discussion and analysis of its financial condition and results of operations is intended to provide a better understanding of the significant changes and trends relating to TriCo’s financial condition, results of operations, liquidity and interest rate sensitivity. The following discussion is based on TriCo’s consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. Please read TriCo’s audited consolidated financial statements and the related notes included at page F-2 of this proxy statement and incorporated by reference.

Overview

During 2001, TriCo reached the milestone of $1 billion in assets, ending the year with $1,005,447,000 in assets. During the year, TriCo’s retail banking and mortgage banking operations performed well and helped offset declines in commercial lending and sale of nondeposit investment products. Despite the historic decrease in interest rates, TriCo was able to maintain its net interest margin at 5.73% during 2001.

Consumer loans grew 29% to $155,046,000 during 2001 while total loans grew 3% to $658,732,000. Deposits grew 5% to $880,393,000 during 2001 despite $20,000,000 of time deposits from the State of California that were allowed to mature and not be renewed by Tri Counties Bank. Had those $20,000,000 of State time deposits been allowed to renew, deposits would have grown 7.5% during 2001. Gain on sale of loans increased 75% to $918,000 while income from the sale of nondeposit investment products decreased 7% to $2,576,000.

TriCo had earnings of $12,419,000 for the year ended December 31, 2001, versus $12,623,000 for 2000. Diluted earnings per share were $1.72 for each of 2001 and 2000.

Fully tax-equivalent net interest income for 2001 was $49,666,000 which was an increase of $712,000 (1.5%) over 2000. The interest income component of net interest income was down 5.6% to $73,152,000. Interest and fees on loans were down $3,105,000 (5.0%) to $58,730,000 as average loans outstanding increased $22,600,000 (3.6%) to $647,317,000 and the average earnings rate on loans decreased 83 basis points to 9.07%. Interest income on investment securities and federal funds sold decreased $1,240,000 (7.9%) to $14,422,000 due to lower average interest rates. Interest expense was down $5,057,000 (17.7%) to $23,486,000. This decrease was due to a decrease in the average rate paid on interest-bearing liabilities from 4.05% in 2000 to 3.28% in 2001.

Tri Counties Bank provided $4,400,000 to the allowance for loan losses in 2001 compared to $5,000,000 in 2000. Net loan charge-offs in 2001 were $3,012,000 compared to $4,367,000 in 2000. At year-end 2001 and 2000 the allowance for loan losses as a percentage of gross loans was 1.98% and 1.82%, respectively.

Noninterest income is comprised of “service charges and fees,” “gain on sale of investments” and “other income.” Service charge and fee income increased $611,000 (8.2%) to $8,095,000 in 2001 versus 2000 results. During 2001, TriCo sold its investment in insurance company stock and recognized a gain of $1,756,000. In 2000, TriCo recognized a gain of $1,510,000 on the receipt of its investment in insurance company stock when the insurance company demutualized. Other income increased $423,000 (7.1%) to $6,351,000 in 2001 from $5,928,000 in 2000.

Noninterest expenses increased $2,761,000 (7.3%) to $40,607,000 in 2001. TriCo’s efficiency ratio, which is noninterest expense divided by the sum of noninterest income and fully tax-equivalent net interest income, was 61.6% in 2001 compared 59.2% in 2000.

Salary and benefit expenses increased $1,336,000 (6.7%) to $21,199,000 in 2001. Incentive and commission related salary expenses increased $310,000 (13.6%) to $2,584,000 in 2001. Base salaries and benefits increased $744,000 (5.5%) to $14,183,000 in 2001. The increase in base salaries was mainly due to a 2.6% increase in average full time equivalent employees from 392 during 2000 to 402 during 2001, and an average annual base salary increase of 2.9% during 2001. Other noninterest expenses increased $1,425,000 (7.9%) to $19,408,000 in 2001.

Assets of TriCo totaled $1,005,447,000 at December 31, 2001, and represented an increase of $33,376,000 (3.4%) from 2000 ending balances.

For 2001, TriCo realized a return on assets of 1.27% and a return on shareholders’ equity of 14.19% versus 1.35% and 16.03%, respectively, in 2000. TriCo ended 2001 with a Tier 1 capital ratio of 10.43% and a total risk-based capital ratio of 11.68% versus 10.95% and 12.20%, respectively, in 2000.

Results of Operations

The following chart shows information concerning TriCo’s results of operations for the past five years.

	Years Ended December 31,
	2001	2000	1999	1998	1997
	(dollars in thousands, except per share amounts)
Interest income:
Interest and fees on loans	$58,730	$61,835	$52,614	$47,772	$44,903
Interest on investment securities—taxable	9,543	11,704	12,500	14,622	13,791
Interest on investment securities—tax exempt [1]	3,373	3,420	3,383	2,809	958
Interest on federal funds sold	1,506	538	465	150	553

Total interest income	73,152	77,497	68,962	65,353	60,205

Interest expense:
Interest on deposits	21,507	25,003	21,277	22,865	22,682
Interest on short-term borrowing	7	623	386	816	537
Interest on long-term debt	1,972	2,917	2,707	1,615	716

Total interest expense	23,486	28,543	24,370	25,296	23,935

Net interest income	49,666	48,954	44,592	40,057	36,270
Provision for loan losses	4,400	5,000	3,550	4,200	3,000

Net interest income after provision for loan losses	45,266	43,954	41,042	35,857	33,270

Noninterest income:
Service charges, fees and other	13,269	14,645	12,077	12,553	9,548
Investment securities gains (losses), net	1,792	—	24	316	18

Total noninterest income	15,061	14,645	12,101	12,869	9,566

Noninterest expenses:
Salaries and employee benefits	21,396	19,912	17,837	16,803	15,671
Other, net	19,408	17,983	16,996	17,889	17,261

Total noninterest expenses	40,607	37,846	34,726	34,583	32,932

Net income before income taxes	20,897	21,030	19,091	14,768	9,904
Income taxes	7,324	7,237	6,534	5,049	3,707
Tax equivalent adjustment [1]	1,154	1,170	1,154	949	328

Net income	$12,419	$12,623	$11,403	$8,770	$5,869

(1)	Interest on tax-free securities is reported on a tax equivalent basis of 1.52 for 2001, 2000, 1999, 1998 and 1997.

Net Interest Income/Net Interest Margin. Net interest income represents the excess of interest and fees earned on interest-earning assets (loans, securities and federal funds sold) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

Net interest income on a fully tax-equivalent basis for 2001 totaled $49,666,000 and was up $712,000 (1.5%) over the prior year. Interest income on a fully tax-equivalent basis decreased $4,345,000 (5.6%) to $73,152,000 in 2001. Average outstanding loan balances of $647,317,000 for 2001 reflected a 3.6% increase over 2000 average loan balances. The increase in average loan balances contributed an additional $2,237,000 to interest income, while a 83 basis points decrease in the average yield on loans resulted in a $5,342,000 decrease in interest income when compared to 2000. This decrease in average yield on loans resulted from eleven Federal Reserve interest rate cuts over the year totaling 475 basis points and a corresponding decrease in the prime lending rate from 9.50% to 4.75%. The average balance of investment securities decreased $22,083,000 (9.8%) to $204,080,000 and resulted in a $1,430,000 decrease in interest income. A decrease of 36 basis points in the average tax effective yield on investments to 6.33% in 2001 from 6.69% in 2000 reduced interest income by $778,000. A $30,508,000 increase in the average balance of federal funds sold during 2001 to $39,204,000 increased interest income by $1,888,000, while a 235 basis point decrease in the average yield on federal funds to 3.84% decreased interest income by $920,000.

Interest expense decreased $5,057,000 (17.7%) to $23,486,000 in 2001. This decrease was due to a 77 basis point decrease in the average rate paid on interest bearing liabilities from 4.05% to 3.28%. Net interest margin on a fully tax-equivalent basis was 5.58% and 5.70% in 2001 and 2000, respectively.

Net interest income on a fully tax-equivalent basis for 2000 totaled $48,954,000 and was up $4,362,000 (9.8%) over the prior year. Interest income on a fully tax-equivalent basis increased $8,535,000 (12.4%) to $77,497,000 in 2000. Average outstanding loan balances of $624,717,000 for 2000 reflected a 10.2% increase over 1999 balances. This increase in average loan balances contributed an additional $5,380,000 to interest income and was the major factor in the improvement in net interest income. The average yield received on loans rose 62 basis points to 9.90% which increased interest income by $3,841,000. This increase in average yield resulted from increases in market interest rates that began in 1999 and reached their high in the spring of 2000. Average balances of investment securities decreased $24,178,000 (9.7%) to $226,163,000. The lower volume of securities resulted in a decrease in interest income of $1,470,000. An increase of 35 basis points in the average tax effective yield on investments added $711,000 to interest income.

Interest expense increased $4,173,000 (17.1%) to $28,543,000 in 2000. Higher average balances of interest-bearing liabilities added $1,010,000 to interest expense in 2000 as compared to 1999, while a higher average rate paid for those balances increased interest expense by $3,163,000. Net interest margin on a fully tax-equivalent basis for 2000 was 5.70% versus 5.40% in 1999.

The following tables explain the components and past trends of Tri Counties Bank’s interest income and expenses. The first table provides an analysis of net interest margin on earning assets. The second table presents an analysis of volume and rate change on net interest income and expense.

Analysis of Net Interest Margin on Earning Assets

	2001			2000			1999
	Average Balance[1]	Income	Yield/ Rate	Average Balance[1]	Income	Yield/ Rate	Average Balance[1]	Income	Yield/ Rate
	(dollars in thousands; unaudited)
Assets
Earning assets:
Loans [2,3]	$647,317	$58,730	9.07%	$624,717	$61,835	9.02%	$566,738	$52,614	9.28%
Securities—taxable	159,465	9,543	5.98%	181,316	11,704	6.46%	205,489	12,500	6.08%
Securities—nontaxable [4]	44,615	3,373	7.56%	44,847	3,420	7.63%	44,852	3,383	7.54%
Federal funds sold	39,204	1,506	3.84%	8,696	538	6.19%	8,733	465	5.32%

Total earning assets	890,601	73,152	8.21%	859,576	77,497	9.02%	825,812	68,962	8.35%

Cash and due from banks	42,458			39,295			37,206
Premises and equipment	16,749			16,622			16,260
Other assets, net	40,453			42,150			37,210
Unrealized gain (loss) on securities	495			(8,112)			(3,508)
Less: Allowance for loan losses	(12,214)			(11,741)			(9,525)

Total assets	$978,542			$937,790			$903,455

Liabilities and shareholders’ equity
Interest-bearing demand deposits	$156,629	1,487	0.95%	$149,412	2,360	1.58%	$145,558	2,287	1.57%
Savings deposits	225,137	4,759	2.11%	218,286	6,837	3.13%	224,368	6,811	3.04%
Time deposits	301,023	15,261	5.07%	278,968	15,806	5.67%	255,659	12,179	4.76%
Federal funds purchased	289	7	2.42%	7,753	524	6.76%	7,024	356	5.07%
Repurchase agreements	—	—		1,508	99	6.56%	614	30	4.89%
Long-term debt	32,133	1,972	6.14%	48,078	2,917	6.07%	49,135	2,707	5.51%

Total interest-bearing liabilities	715,211	23,486	3.28%	704,005	28,543	4.05%	682,358	24,370	3.57%

Noninterest-bearing deposits	160,152			141,767			135,511
Other liabilities	15,660			13,277			12,465
Shareholders’ equity	87,519			78,741			73,121

Total liabilities and shareholders’ equity	$978,542			$937,790			$903,455

Net interest rate spread [5]			4.93%			4.97%			4.78%

Net interest income/net interest margin [6]		$49,666	5.58%		$48,954	5.70%		$44,592	5.40%

(1)	Average balances are computed principally on the basis of daily balances.
(2)	Nonaccrual loans are included.
(3)	Interest income on loans includes fees on loans of $3,297,000 in 2001, $2,602,000 in 2000, and $2,072,000 in 1999.
(4)	Interest income is stated on a tax equivalent basis of 1.52 in 2001, 2000, and 1999.
(5)	Net interest rate spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(6)	Net interest margin is computed by dividing net interest income by total average earning assets.

Analysis of Volume and Rate Changes on Net Interest Income and Expense

	For the Year Ended December 31,
	2001 Over 2000			2000 Over 1999
	Volume	Rate[4]	Yield/ Total	Volume	Rate[4]	Yield/ Total
	(dollars in thousands; unaudited)
Increase (decrease) in interest income:
Federal funds sold	$1,888	$(920)	$968	$(2)	$75	$73
Securities—taxable	(1,412)	(749)	(2,161)	(1,470)	674	(796)
Securities—nontaxable [4]	(18)	(29)	(47)	0	37	37
Loans [1,2]	2,237	(5,342)	(3,105)	5,380	3,841	9,221

Total	2,695	(7,040)	(4,345)	3,908	4,627	8,535

Increase (decrease) in interest expense:
Demand deposits
(interest-bearing)	114	(987)	(873)	61	12	73
Savings deposits	214	(2,292)	(2,078)	(185)	211	26
Time deposits	1,251	(1,796)	(545)	1,110	2,517	3,627
Federal funds purchased	(604)	(12)	(616)	82	155	237
Long-term debt	(968)	23	(945)	(58)	268	210

Total	7	(5,064)	(5,057)	1,010	3,163	4,173

Increase (decrease) in net interest income	$2,688	$(1,976)	$712	$2,898	$1,464	$4,362

(1)	Average balances are computed principally on the basis of daily balances.
(2)	Nonaccrual loans are included.
(3)	Interest income on loans includes fees on loans of $3,297,000, $2,602,000, and $2,072,000 in the years ended December 31, 2001, 2000 and 1999, respectively.
(4)	Interest income is stated on a tax equivalent basis of 1.52 in the years ended December 31, 2001, 2000 and 1999.
(5)	Net interest rate spread represents the average yield earned on interest-bearing assets less the average rate paid on interest-bearing liabilities.
(6)	Net interest margin is computed by dividing net interest income by total average earning assets.

Provision for Loan Losses. In 2001 Tri Counties Bank provided $4,400,000 for loan losses compared to $5,000,000 in 2000. Net loan charge-offs decreased $1,355,000 (31%) to $3,012,000 during 2001. Included in the $3,012,000 of net loan charge-offs during 2001 is $2,000,000 of charge-offs on a group of agricultural related loans to one borrower. During the quarter ended March 31, 2001, TriCo received proceeds of $6,079,000 from the sale of this nonperforming agricultural-related loan relationship that was first reported as nonperforming in the quarter ended September 30, 2000. TriCo recorded charge-offs related to this loan relationship of $2,000,000 in 2001 and $3,800,000 in 2000. This loan relationship was sold to a third party without recourse to TriCo. As such, TriCo is not subject to any future charge-offs related to this loan relationship. Net charge-offs of consumer installment loans increased $51,000 (104%). Net charge-offs of commercial, financial and agricultural loans decreased $1,400,000 (34%), while net charge-offs of real estate mortgage loans decreased $6,000 (4%). The 2001 charge-offs represented 0.47% of average loans outstanding versus 0.70% in 2000. Nonperforming loans as a percentage of total loans were 0.92% and 2.29% at December 31, 2001 and 2000, respectively. The ratio of allowance for loan losses to nonperforming loans was 216% at the end of 2001 versus 80% at the end of 2000.

In 2000 Tri Counties Bank provided $5,000,000 for loan losses compared to $3,550,000 in 1999. Net loan charge-offs increased $3,648,000 (507%) to $4,367,000 during 2000. Included in the $4,367,000 of net loan charge-offs during 2000 is $3,800,000 of charge-offs on a group of agricultural related loans to one borrower as previously discussed. As of December 31, 2000, TriCo’s recorded net book value for this nonperforming loan relationship after charge-offs was approximately $8,400,000. Net charge-offs of consumer installment loans decreased $63,000 (56%). Net charge-offs of commercial, financial and agricultural loans increased $3,631,000 (675%), while net charge-offs of real estate mortgage loans increased $80,000 (116%). The 2000 charge-offs represented 0.70% of average loans outstanding versus 0.13% the prior year. Nonperforming loans were 2.29% of total loans at year end versus 0.46% in 1999. The ratio of allowance for loan losses to nonperforming loans was 80% versus 412% at the end of 1999.

Service Charges and Fees and Other Income. Service charge and fee income increased $611,000 (8.2%) to $8,095,000 in 2001 versus 2000 results. During 2001 TriCo sold its investment in insurance company stock and recognized a gain of $1,756,000. In 2000 TriCo recognized a gain of $1,510,000 on the receipt of its investment in insurance company stock when the insurance company demutualized. Other income increased $423,000 (7.1%) to $6,351,000 in 2001 from $5,928,000 in 2000, primarily due to a $1,209,000 (136%) increase in gain on sale of loans to $2,095,000 in 2001. Also affecting other income in 2001 was a $208,000 (7.5%) decrease in commissions on sale of nondeposit investment and insurance products to $2,576,000, a $181,000 (28%) decrease in increase in cash value of insurance policies to $476,000, and $421,000 of nonrecurring miscellaneous recoveries in 2000.

For 2000 service charge and fee income increased $357,000 (5.0%) to $7,484,000 compared to $7,127,000 in 1999. This increase was due mainly to increased ATM fees. Other income was up $1,790,000 (31.7%) to $7,438,000 from $5,648,000 in 1999. The increase in other income included a one-time pre-tax income item of $1,510,000 from the receipt of common stock. This one-time item represents the initial value of common shares of an insurance company which Tri Counties Bank received as a consequence of its ownership of certain insurance policies through the insurance company and the conversion of the insurance company from a mutual company to a stock company. Significant changes in the following items also contributed to the net increase in other income: commissions on non-deposit investment product sales increased $465,000 (20.1%) to $2,784,000, income from the increase in cash value of insurance policies increased $284,000 (76.1%) to $657,000, and gain on sale of loans decreased $588,000 (39.9%) to $866,000. Overall, noninterest income increased $2,147,000 (16.8%) for the year to $14,922,000.

Securities Transactions. During 2001 Tri Counties Bank realized net gains of $36,000 on the sale of securities with market values of $10,853,000. Tri Counties Bank also realized a gain of $1,756,000 on the sale of its investment in an insurance company with a market value of $3,266,000 and received proceeds from maturities of securities totaling $85,619,000. During 2001 Tri Counties Bank purchased $93,125,000 of securities.

During 2000 Tri Counties Bank had no sales of securities. Also during 2000 Tri Counties Bank received proceeds from maturities of securities totaling $39,663,000 and used $29,077,000 to purchase securities.

Salaries and Benefits. Salary and benefit expenses increased $1,336,000 (6.7%) to $21,199,000 in 2001. Incentive and commission-related salary expenses increased $310,000 (13.6%) to $2,584,000 in 2001. Base salaries and benefits increased $744,000 (5.5%) to $14,183,000 in 2001. The increase in base salaries was mainly due to a 2.6% increase in average full time equivalent employees from 392 during 2000 to 402 during 2001 and an average annual base salary increase of 2.9% during 2001.

Salary and benefit expenses increased $2,133,000 (12.0%) to $19,863,000 in 2000. Incentive and commission-related salary expenses increased $444,000 (24.3%) to $2,274,000 in 2000. Base salaries and benefits increased $1,631,000 (10.2%) to $13,440,000 in 2000. The increase in base salaries was mainly due to a 3.7% increase in average full time equivalent employees from 378 during 1999 to 392 during 2000 and an average annual base salary and benefits expense increase of 6.5% during 2000. The large increase in incentive and commission-related salary expense was more than offset by revenue growth. These results are consistent with Tri Counties Bank’s strategy of working more efficiently with fewer employees who are compensated in part based on their business unit’s performance or on their ability to generate revenue.

Salaries and Benefits. Salary and benefit expenses increased $1,484,000 (7.5%) to $21,396,000 in 2001. Incentive and commission-related salary expenses increased $310,000 (13.6%) to $2,584,000 in 2001. Base salaries and benefits increased $744,000 (5.5%) to $14,183,000 in 2001. The increase in base salaries was mainly due to a 2.6% increase in average full time equivalent employees from 392 during 2000 to 402 during 2001 and an average annual base salary increase of 2.9% during 2001.

Salary and benefit expenses increased $2,075,000 (11.6%) to $19,912,000 in 2000. Incentive and commission-related salary expenses increased $444,000 (24.3%) to $2,274,000 in 2000. Base salaries and benefits increased $1,631,000 (10.2%) to $13,440,000 in 2000. The increase in base salaries was mainly due to a 3.7% increase in average full time equivalent employees from 378 during 1999 to 392 during 2000 and an average annual base salary and benefits expense increase of 6.5% during 2000. The large increase in incentive and commission-related salary expense was more than offset by revenue growth. These results are consistent with Tri Counties Bank’s strategy of working more efficiently with fewer employees who are compensated in part based on their business unit’s performance or on their ability to generate revenue.

Other Expenses. Other expenses increased $1,425,000 (7.9%) to $19,408,000 in 2001. Expenses related to equipment and data processing, occupancy, telecommunications and ATM network charges contributed $318,000, $219,000, $296,000 and $143,000 to the increase in other expense during 2001, respectively. Also contributing to the increase in other expenses in 2001 was a $314,000 (34%) increase in various loan production expenses to $1,252,000. Helping to offset these increases in other expenses were reductions of $580,000 in operational losses and $204,000 in advertising during 2001. The decrease in operational losses was mainly due to a nonrecurring $434,000 customer fraud loss in 2000.

Other expenses increased $987,000 (5.8%) to $17,983,000 in 2000. Approximately $534,000 of the increase was due to operational losses that went from $273,000 in 1999 to $807,000 in 2000. Contributing to the increase in operational losses during 2000 was a $434,000 customer fraud loss due to a single deposit relationship that was identified in the fourth quarter of 2000. Advertising expense increased $390,000 (41.2%) to $1,336,000 in 2000. Intangible asset amortization decreased $170,000 (15.0%) in 2000 to $965,000.

Provision for Taxes. The effective tax rate on income was 37.1%, 36.4% and 36.4% in 2001, 2000 and 1999, respectively. The effective tax rate was greater than the federal statutory tax rate due to state tax expense of $1,867,000, $1,857,000 and $1,680,000, respectively, in these years. Tax-free income of $2,219,000, $2,250,000 and $2,229,000, respectively, from investment securities in these years helped to reduce the effective tax rate.

Return on Average Assets and Equity. The following table presents ratios for TriCo for the last three years (using average balance sheet data):

	2001	2000	1999
Return on total assets	1.27%	1.35%	1.26%
Return on shareholders’ equity	14.19%	16.03%	15.59%
Shareholders’ equity to total assets	8.65%	8.78%	8.09%
Common shareholders’ dividend payout ratio	45.43%	45.00%	43.81%

During 2001, return on assets decreased to 1.27% from 1.35% in 2000. TriCo’s efficiency ratio (noninterest expense divided by net interest income plus noninterest income) was 61.7% in 2001 versus 59.3% in 2000. Return on assets increased in 2000 to 1.35% from 1.26% in 1999.

Return on shareholders’ equity decreased to 14.19% in 2001 from 16.03% in 2000. The lower return on equity in 2001 resulted from average equity increasing 11.2% while net income decreased 1.6%. In 2000 return on shareholders’ equity increased to 16.03% from 15.59% in 1999.

In 2001 the average shareholders’ equity to average asset ratio decreased to 8.65% from 8.78% in 2000. The shareholders’ average equity to average assets ratio for 2000 increased to 8.78% from 8.09% for 1999.

In 2001 dividends paid to common shareholders totaled $5,642,000 compared to $5,680,000 in 2000. The resulting common shareholders’ dividend payout ratio was 45.43% in 2001 compared to 45.00% in 2000.

Financial Condition

Loans. Tri Counties Bank concentrates its lending activities in four principal areas: commercial loans (including agricultural loans), consumer loans, real estate mortgage loans (residential and commercial loans and mortgage loans originated for sale) and real estate construction loans. At December 31, 2001, these four categories accounted for approximately 20%, 23%, 50% and 7% of Tri Counties Bank’s loan portfolio, respectively, as compared to 23%, 19%, 52%, and 6% at December 31, 2000. The shift in the percentages was primarily due to Tri Counties Bank’s ability to increase its consumer loan portfolio during 2001. The interest rates charged for the loans made by Tri Counties Bank vary with the degree of risk, the size and maturity of the loans, the borrower’s relationship with Tri Counties Bank and prevailing money market rates indicative of Tri Counties Bank’s cost of funds.

The majority of Tri Counties Bank’s loans are direct loans made to individuals, farmers and local businesses. Tri Counties Bank relies substantially on local promotional activity, personal contacts by bank officers, directors and employees to compete with other financial institutions. Tri Counties Bank makes loans to borrowers whose applications include a sound purpose, a viable repayment source and a plan of repayment established at inception and generally backed by a secondary source of repayment.

At December 31, 2001, loans totaled $658,732,000 which was a 2.9% ($18,341,000) increase over the balances at the end of 2000. Demand for commercial and agriculture related loans weakened as the economy weakened in 2001. Demand for home equity loans remained strong throughout 2001 while residential mortgage loans increased significantly throughout 2001. The average loan-to-deposit ratio in 2001 was 76.8% compared to 79.2% in 2000.

At December 31, 2000, loans totaled $640,391,000 which was an 8.9% ($52,412,000) increase over the balances at the end of 1999. Demand for commercial and agriculture related loans were strong in

2000. Demand for residential mortgage loans decreased significantly starting in the fall of 1999 and was replaced somewhat by demand for home equity loans which Tri Counties Bank classifies as consumer loans. The average loan to deposit ratio in 2000 was 79.2% compared to 74.5% in 1999.

The following chart shows the composition of Tri Counties Bank’s loans as of the dates indicated:

	December 31,
	2001	2000	1999	1998	1997
	(dollars in thousands)
Commercial, financial and agricultural	$130,054	$148,135	$138,313	$106,796	$78,765
Consumer installment	155,046	120,247	79,273	71,634	87,520
Real estate mortgage	326,897	334,010	332,116	316,927	248,432
Real estate construction	46,735	37,999	38,277	37,076	34,250

Total loans	$658,732	$640,391	$587,979	$532,433	$448,967

Nonaccrual, Past Due and Restructured Loans. During 2001 nonperforming assets decreased $8,547,000 (58%) to 6,121,000. Nonperforming loans decreased $7,177,000 (54%) to $6,050,000 and other real estate owned decreased $1,370,000 (95%) to $71,000 during 2001. The ratio of nonperforming loans to total loans at December 31, 2001 was 0.92% versus 2.07% at the end of 2000. The decrease in the ratio of nonperforming loans to total loans was due in part to the sale of one nonperforming loan relationship during 2001 that accounted for $8,400,000 of nonperforming loan balances at December 31, 2000. During the quarter ended March 31, 2001, TriCo received proceeds of $6,079,000 from the sale of this nonperforming agricultural-related loan relationship that was first reported as nonperforming in the quarter ended September 30, 2000. TriCo recorded charge-offs related to this loan relationship of $2,000,000 in 2001 and $3,800,000 in 2000. This loan relationship was sold to a third party without recourse to TriCo. As such, TriCo is not subject to any future charge-offs related to this loan relationship. Classifications of nonperforming loans as a percent of the total at the end of 2001 were as follows: secured by real estate, 65%; loans to farmers, 4%; commercial loans, 30%; and consumer loans, 1%.

During 2000 nonperforming assets increased $11,227,000 (326%) to a total of $14,668,000. Nonperforming loans increased $10,546,000 (393%) to $13,227,000 and other real estate owned increased $681,000 (90%) to $1,441,000 during 2000. The ratio of nonperforming loans to total loans at December 31, 2000 was 2.07% versus 0.46% at the end of 1999. As noted above, included in the balance of nonperforming loans at December 31, 2000 was $8,400,000 that represents TriCo’s recorded net book value for a group of agricultural related loans to one borrower. Excluding the large nonperforming loan relationship noted above, the ratio of nonperforming loans to total loans at December 31, 2000, would have been 0.75%. Classifications of nonperforming loans as a percent of the total at the end of 2000 were as follows: secured by real estate, 57%; loans to farmers, 40%; commercial loans, 2.5%; and consumer loans, 0.5%.

Commercial, real estate and consumer loans are reviewed on an individual basis for reclassification to nonaccrual status when any one of the following occurs:

•	the loan becomes 90 days past due as to interest or principal;

•	the full and timely collection of additional interest or principal becomes uncertain;

•	the loan is classified as doubtful by internal credit review or bank regulatory agencies;

•	a portion of the principal balance has been charged off; or

•	Tri Counties Bank takes possession of the collateral.

The reclassification of loans as nonaccrual does not necessarily reflect management’s judgment as to whether they are collectible.

Interest income is not accrued on loans where management has determined that the borrowers will be unable to meet contractual principal and/or interest obligations, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual, any previously accrued but unpaid interest is reversed. Income on such loans is then recognized only to the extent that cash is received and where the future collection on principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of TriCo’s management, the loans are estimated to be fully collectible as to both principal and interest.

Interest income on nonaccrual loans, which would have been recognized during the year ended December 31, 2001, if all such loans had been current in accordance with their original terms, totaled $260,000. Interest income actually recognized on these loans in 2001 was $392,000.

Tri Counties Bank’s policy is to place loans 90 days or more past due on nonaccrual status. In some instances when a loan is 90 days past due management does not place it on nonaccrual status because the loan is well secured and in the process of collection. A loan is considered to be in the process of collection if, based on a probable specific event, it is expected that the loan will be repaid or brought current. Generally, this collection period would not exceed 30 days. Loans where the collateral has been repossessed are classified as other real estate owned or, if the collateral is personal property, the loan is classified as other assets on TriCo’s financial statements.

Management considers both the adequacy of the collateral and the other resources of the borrower in determining the steps to be taken to collect nonaccrual loans. Alternatives that are considered are foreclosure, collecting on guarantees, restructuring the loan or collection lawsuits.

The following table presents the amount of Tri Counties Bank’ nonperforming assets as of the dates indicated:

	December 31,
	2001	2000	1999	1998	1997
	(dollars in thousands)
Nonaccrual loans	$5,466	$12,262	$1,758	$1,045	$4,721
Accruing loans past due 90 days or more	584	965	923	620	528

Total nonperforming loans	6,050	13,227	2,681	1,665	5,249
Other real estate owned	71	1,441	760	1,412	2,230

Total nonperforming assets	$6,121	$14,668	$3,441	$3,077	$7,479

No income producing investments in real estate held by Tri Counties Bank’ real estate development subsidiary	—	—	—	—	856

Nonperforming loans to total loans	0.92%	2.07%	0.46%	0.31%	1.17%
Allowance for loan losses to nonperforming loans	216%	88%	412%	493%	123%
Nonperforming assets to total assets	0.61%	1.51%	0.37%	0.34%	0.91%
Allowance for loan losses to nonperforming assets	213%	80%	321%	267%	86%

Allowance for Loan Losses. Credit risk is inherent in the business of lending. As a result, TriCo maintains an allowance for loan losses to absorb losses inherent in TriCo’s loan and lease portfolio. This is maintained through periodic charges to earnings. These charges are shown in the consolidated income statements as provision for loan losses. All specifically identifiable and quantifiable losses are immediately charged off against the allowance. However, for a variety of reasons, not all losses are immediately known to TriCo and, of those that are known, the full extent of the loss may not be quantifiable at that point in time. The balance of TriCo’s allowance for loan losses is meant to be an estimate of these unknown but probable losses inherent in the portfolio. For the remainder of this discussion, “loans” shall include all loans and lease contracts, which are a part of Tri Counties Bank’ portfolio.

Assessment of the Adequacy of the Allowance for Loan Losses. TriCo formally assesses the adequacy of the allowance on a quarterly basis. Determination of the adequacy is based on ongoing assessments of the probable risk in the outstanding loan and lease portfolio, and to a lesser extent TriCo’s loan and lease commitments. These assessments include:

•	the periodic re-grading of credits based on changes in their individual credit characteristics including delinquency;

•	seasoning,

•	recent financial performance of the borrower;

•	economic factors;

•	changes in the interest rate environment; and

•	growth of the portfolio as a whole or by segment

Loans are initially graded when originated. They are re-graded as they are renewed, when there is a new loan to the same borrower, when identified facts demonstrate heightened risk of nonpayment, or if they become delinquent. Re-grading of larger problem loans occurs at least quarterly. Confirmation of the quality of the grading process is obtained by independent credit reviews conducted by consultants specifically hired for this purpose and by various bank regulatory agencies.

TriCo’s method for assessing the appropriateness of the allowance includes specific allowances for identified problem loans and leases, formula allowance factors for pools of credits, and allowances for changing environmental factors (such as interest rates, growth, economic conditions). Allowances for identified problem loans are based on specific analysis of individual credits. Allowance factors for loan pools are based on the previous 5 years historical loss experience by product type. Allowances for changing environmental factors are management’s best estimate of the probable impact these changes have had on the loan portfolio as a whole.

Components of the Allowance for Loan Losses. As noted above, the overall allowance consists of a specific allowance, a formula allowance and an allowance for environmental factors. The first component, the specific allowance, results from the analysis of identified credits that meet management’s criteria for specific evaluation. These loans are reviewed individually to determine if such loans are considered impaired. Impaired loans are those where management has concluded that it is probable that the borrower will be unable to pay all amounts due under the contractual terms. Loans specifically reviewed, including those considered impaired, are evaluated individually by management for loss potential by evaluating sources of repayment, including collateral as applicable, and a specified allowance for loan losses is established where necessary.

The second component, the formula allowance, is an estimate of the probable losses that have occurred across the major loan categories in TriCo’s loan portfolio. This analysis is based on loan grades by pool and the loss history of these pools. This analysis covers TriCo’s entire loan portfolio including unused commitments but excludes any loans which were analyzed individually and assigned a specific allowance as discussed above. The total amount allocated for this component is determined by applying loss estimation factors to outstanding loans and loan commitments. The loss factors are based primarily on TriCo’s historical loss experience tracked over a five-year period and adjusted as appropriate for the input of current trends and events. Because historical loss experience varies for the different categories of loans, the loss factors applied to each category also differ. In addition, there is a greater chance that TriCo has suffered a loss from a loan that was graded less than satisfactory than if the loan was last graded satisfactory. Thus, for any given category, a larger loss estimation factor is applied to less than satisfactory loans than to those that TriCo last graded as satisfactory. The resulting formula allowance is the sum of the allocations determined in this manner.

The third or “unallocated” component of the allowance for credit losses is a component that is not allocated to specific loans or groups of loans, but rather is intended to absorb losses that may not be provided for by the other components.

There are several primary reasons that the other components discussed above might not be sufficient to absorb the losses present in portfolios and the unallocated portion of the allowance is used to provide for the losses that have occurred because of them. The first reason is that there are limitations to any credit risk grading process. The volume of loans makes it impractical to re-grade every loan every quarter. Therefore, it is possible that some currently performing loans not recently graded will not be as strong as their last grading and an insufficient portion of the allowance will have been allocated to them. Grading and loan review fully tax equivalent must be done without knowing whether all relevant facts are at hand. Troubled borrowers may deliberately or inadvertently omit important information from reports or conversations with lending officers regarding their financial condition and the diminished strength of repayment sources.

The second reason is that the loss estimation factors are based primarily on historical loss totals. As such, the factors may not give sufficient weight to such considerations as the current general economic and business conditions that affect TriCo’s borrowers and specific industry conditions that affect borrowers in that industry. The factors might also not give sufficient weight to other environmental factors such as changing economic conditions and interest rates, portfolio growth, entrance into new markets or products, and other characteristics as may be determined by management.

Specifically, in assessing how much unallocated allowance needed to be provided at December 31, 2001, management considered the following:

•	with respect to loans to the agriculture industry, management considered the effects on borrowers of weather conditions and overseas market conditions for exported products as well as commodity prices in general;

•	with respect to changes in the interest rate environment management considered the recent changes in interest rates and the resultant economic impact it may have had on borrowers with high leverage and/or low profitability; and

•	with respect to loans to borrowers in new markets and growth in general, management considered the relatively short seasoning of such loans and the lack of experience with such borrowers.

Each of these considerations was assigned a factor and applied to a portion or all of the loan portfolio. Since these factors are not derived from experience and are applied to large non-homogeneous groups of loans, they are considered unallocated and are available for use across the portfolio as a whole.

The following table presents the components of Tri Counties Bank’s loan loss reserve as of the dates indicated:

	December 31,
	2001	2000	1999
	(dollars in thousands)
Specific allowance	$5,672	$3,266	$600
Formula allowance	4,685	5,414	6,606
Unallocated allowance	2,701	2,990	3,831

Total allowance	$13,058	$11,670	$11,037

The increase in the specific allowance portion of the reserve at December 31, 2001 and 2000 was due to the overall increase in classified and impaired loans, which under TriCo’s allowance methodology are analyzed for specific reserve. As these classified and impaired loans were analyzed for specific reserve, they were excluded from the loan balances that were subject to the formula allowance portion of the reserve; and resulted in a decrease in the formula allowance portion of the reserve.

The allowance for loan losses to total loans at December 31, 2001 was 1.98% versus 1.82% at the end of 2000. At December 31, 1999, the allowance for loan losses to total loans was 1.88%.

Based on the current conditions of the loan portfolio, management believes that the $13,058,000 allowance for loan losses at December 31, 2001 was adequate to absorb probable losses inherent in Tri Counties Bank’s loan portfolio. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in the portfolio.

The following table summarizes, for the years indicated, the activity in the allowance for loan losses:

	December 31,
	2001	2000	1999	1998	1997
	(dollars in thousands)
Balance, beginning of year	$11,670	$11,037	$8,206	$6,459	$6,097
Provision charged to operations	4,400	5,000	3,550	4,200	3,000
Loans charged off:
Commercial, financial and agricultural	(2,861)	(4,450)	(865)	(1,865)	(1,289)
Consumer installment	(134)	(103)	(148)	(702)	(1,551)
Real estate mortgage	(218)	(152)	(69)	(188)	—

Total loans charged-off	(3,213)	(4,705)	(1,082)	(2,755)	(2,840)

Recoveries:
Commercial, financial and agricultural	92	281	327	164	85
Consumer installment	34	54	36	130	117
Real estate mortgage	75	3	—	8	—

Total recoveries	201	338	363	302	202

Net loans charged-off	(3,012)	(4,367)	(719)	(2,453)	(2,638)

Balance, year end	$13,058	$11,670	$11,037	$8,206	$6,459

Average total loans	$647,317	$624,717	$566,738	$487,598	$448,117

Ratios:
Net charge-offs during period to average loans outstanding during period	0.47%	0.70%	0.13%	0.50%	0.59%
Provision for loan losses to average loans outstanding	0.68%	0.80%	0.63%	0.86%	0.67%
Allowance to loans at year end	1.98%	1.82%	1.88%	1.54%	1.44%

The following tables summarize the allocation of the allowance for loan losses between loan types at December 31, 2001 and 2000:

	December 31,
	2001		2002
	(dollars in thousands)
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Balance at End of Period Applicable to:
Commercial, financial and agricultural	$6,929	19.8%	$6,873	23.1%
Consumer installment	1,896	23.5%	1,373	18.8%
Real estate mortgage	3,709	49.6%	2,925	52.2%
Real estate construction	524	7.1%	499	5.9%

	$13,058	100.0%	$11,670	100.0%

Other Real Estate Owned. The December 31, 2001, balance of other real estate owned was $71,000 versus $1,441,000 in 2000. Tri Counties Bank disposed of properties with a value of $1,757,000 in 2001. Such properties consist of a mixture of land, single family residences and commercial buildings.

Intangible Assets. At December 31, 2001 and 2000, Tri Counties Bank had intangible assets totaling $5,070,000 and $5,464,000, respectively. The intangible assets resulted from Tri Counties Bank’s 1997 acquisitions of certain Wells Fargo branches and Sutter Buttes Savings Bank and the recognition of an additional minimum pension liability in 2001. Intangible assets at December 31, 2001 and 2000 were comprised of the following:

	December 31,
	2001	2000
	(dollars in thousands)
Core-deposit intangible	$4,553	$5,464
Additional minimum pension liability	517	—

Total intangible assets	$5,070	$5,464

Amortization of core deposit intangible assets amounting to $911,000, $965,000 and $1,135,000 was recorded in 2001, 2000 and 1999, respectively. The minimum pension liability intangible asset is not amortized but adjusted annually based upon actuarial estimates.

Deposits. Deposits at December 31, 2001, were up $42,561,000 (5.1%) to $880,393,000 over 2000 year-end balances. All categories of deposits except certificates of deposit increased in 2001. Included in the December 31, 2001, certificate of deposit balance is $20,000,000 from the State of California, which represents a decrease of $20,000,000 from the $40,000,000 the State of California had on deposit at Tri Counties Bank at December 31, 2000. Tri Counties Bank participates in a deposit program offered by the State of California under which the State may make deposits at Tri Counties Bank request subject to collateral and credit worthiness constraints. The negotiated rates on these state deposits are generally favorable to other wholesale funding sources available to Tri Counties Bank. During 2001, Tri Counties Bank elected not to renew $20,000,000 of the $40,000,000 State certificates of deposit that were outstanding at December 31, 2000. Had the $20,000,000 in state deposits been allowed to renew, Tri Counties Bank would have ended 2001 with deposits totaling $900,393,000 which would have represented year-over-year deposit growth of $62,561,000 (7.5%).

Deposits at December 31, 2000, were up $43,722,000 (5.5%) over the 1999 year-end balances to $837,832,000. All categories of deposits except savings increased in 2000. Included in the December 31, 2000 and 1999 certificate of deposit balances is $40,000,000 from the State of California.

Long-Term Debt. In 2001 Tri Counties Bank made principal payments of $11,027,000 on long-term debt obligations. During 2000, Tri Counties Bank repaid $46,522,000 of long-term debt and added $35,000,000 under long-term debt agreements. See Note G to TriCo’s consolidated financial statements for the year ended December 31, 2001, at page F-15.

Equity. See Note I and Note T in TriCo’s consolidated financial statements, for the year ended December 31, 2001, at pages F-16 and F-27 for a discussion of shareholder’s equity and regulatory capital. Management believes that TriCo’s capital is adequate to support anticipated growth, meet the cash dividend requirements of TriCo and meet the future risk-based capital requirements of Tri Counties Bank and TriCo.

Disclosures About Managing Assets and Liabilities

The goal for managing the assets and liabilities of Tri Counties Bank is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing Tri Counties Bank to undue interest rate risk. The board of directors has overall responsibility for TriCo’s interest rate risk management policies. Tri Counties Bank has an asset and liability management committee which establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

Activities involved in asset/liability management include lending, accepting and placing deposits, investing in securities and issuing debt. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin, net income and market value of equity under changing interest environments. Market value of equity is the net present value of estimated cash flows from Tri Counties Bank’s assets, liabilities and off-balance sheet items. Tri Counties Bank uses simulation models to forecast net interest margin, net income and market value of equity.

Simulation of net interest margin, net income and market value of equity under various interest rate scenarios is the primary tool used to measure interest rate risk. Using computer-modeling techniques, Tri Counties Bank is able to estimate the potential impact of changing interest rates on net interest margin, net income and market value of equity. A balance sheet forecast is prepared using inputs of actual loan, securities and interest-bearing liability (i.e. deposits/borrowings) positions as the beginning base.

In the simulation of net interest margin and net income under various interest rate scenarios, the forecast balance sheet is processed against seven interest rate scenarios. These seven interest rate scenarios include a flat rate scenario, which assumes interest rates are unchanged in the future, and six additional rate ramp scenarios ranging from +300 to -300 basis points around the flat scenario in 100 basis point increments. These ramp scenarios assume that interest rates increase or decrease evenly (in a “ramp” fashion) over a twelve-month period and remain at the new levels beyond twelve months.

The following table summarizes the effect on net interest income and net income due to changing interest rates as measured against a flat rate (no change) scenario as of December 31, 2001:

Change in Interest Rates (Basis Points)	Estimated Change in Net Interest Income (NII) (as % of “flat” NII)	Estimated Change in Net Income (NI) (as % of “flat” NI)
+300 (ramp)	2.48%	5.71%
+200 (ramp)	1.68%	3.86%
+100 (ramp)	0.83%	1.91%
+ 0 (flat)	—	—
-100 (ramp)	(1.57)%	(3.63)%
-200 (ramp)	(3.75)%	(8.65)%
-300 (ramp)	(6.43)%	(14.82)%

In the simulation of market value of equity under various interest rate scenarios, the forecast balance sheet is processed against seven interest rate scenarios. These seven interest rate scenarios include the flat rate scenario described above, and six additional rate shock scenarios ranging from +300 to -300 basis points around the flat scenario in 100 basis point increments. These rate shock scenarios assume that interest rates increase or decrease immediately (in a “shock” fashion) and remain at the new level in the future.

The following table summarizes the effect on market value of equity due to changing interest rates as measured against a flat rate (no change) scenario as of December 31, 2001:

Change in Interest Rates (Basis Points)	Estimated Change in Market Value of Equity (MVE) (as % of “flat” MVE)
+300 (shock)	(3.71)%
+200 (shock)	(2.60)%
+100 (shock)	(1.41)%
+ 0 (flat)	—
-100 (shock)	(0.64)%
-200 (shock)	(2.43)%
-300 (shock)	1.52%

These results indicate that the balance sheet is slightly asset sensitive since earnings increase when interest rates rise. The magnitude of all the simulation results noted above is within Tri Counties Bank’s policy guidelines. The asset liability management policy limits aggregate market risk, as measured in this fashion, to an acceptable level within the context of risk-return trade-offs.

The simulation results noted above do not incorporate any management actions which might moderate the negative consequences of interest rate deviations. They do not reflect likely actual results but serve as conservative estimates of interest rate risk.

As with any method of measuring interest rate risk, shortcomings are inherent in the method of analysis presented in the preceding tables, including:

•	although certain of Tri Counties Bank’s assets and liabilities may have similar maturities or repricing time frames, they may react in different degrees to changes in market interest rates;

•	the interest rates on some of Tri Counties Bank’s asset and liability categories may precede, or lag behind, changes in market interest rates;

•	actual rates of prepayments on loans and investments could vary significantly from the assumptions utilized in deriving the results as presented in the preceding table; and

•	a change in U.S. Treasury rates accompanied by a change in the shape of the treasury yield curve could result in different estimations from those presented in this document.

Accordingly, the results in the preceding tables do not purport to indicate actual results in the event of changing market interest rates. Additionally, the resulting estimates of changes in market value of equity estimates of changes in the underlying value of Tri Counties Bank.

Interest rate sensitivity is a function of the repricing characteristics of Tri Counties Bank’s portfolio of assets and liabilities. One aspect of these repricing characteristics is the time frame within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. An analysis of the repricing time frames of interest-bearing assets and liabilities is sometimes called a “gap” analysis because it shows the gap between assets and liabilities repricing or maturing in each of a number of periods. Another aspect of these repricing characteristics is the relative magnitude of the repricing for each category of interest earning asset and interest-bearing liability given various changes in market interest rates. Gap analysis gives no indication of the relative magnitude of repricing given various changes in interest rates. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity gaps are measured as the difference between the volumes of assets and liabilities in Tri Counties Bank’ current portfolio that are subject to repricing at various time horizons.

The following interest rate sensitivity table shows Tri Counties Bank’s repricing gaps as of December 31, 2001. In this table transaction deposits, which may be repriced at will by Tri Counties Bank, have been included in the less than 3-month category. The inclusion of all of the transaction deposits in the less than 3-month repricing category causes Tri Counties Bank to appear liability sensitive. Because Tri Counties Bank may reprice its transaction deposits at will, transaction deposits may or may not reprice immediately with changes in interest rates. In recent years of moderate interest rate changes Tri Counties Bank’s earnings have reacted as though the gap position is slightly asset sensitive mainly because the magnitude of interest-bearing liability repricing has been less than the magnitude of interest-earning asset repricing. This difference in the magnitude of asset and liability repricing is mainly due to Tri Counties Bank’s strong core deposit base, which historically has been repriced at periods longer than three months and the magnitude of their repricing has been minimal.

	Repricing Within
	Less than months	3-6 months	6-12 months	1-5 years	Over 5 years
	(dollars in thousands)
Interest-earning assets:
Securities	$54,460	$17,820	$24,042	$102,393	$40,204
Loans	311,529	28,601	42,230	207,505	63,519

Total interest-earning assets	$365,989	$46,421	$66,272	$309,898	$103,723
Interest-bearing liabilities:
Transaction deposits	412,743	—	—	—	—
Time	117,609	63,678	73,373	22,479	125
Fed funds purchased	—	—	—	—	—
Long-term borrowings	8	9	18	194	22,727

Total interest-bearing liabilities	530,360	63,687	73,391	22,673	22,852

Interest sensitivity gap	(164,370)	(17,266)	(7,120)	287,226	80,870
Cumulative sensitivity gap	(164,370)	(181,636)	(188,756)	98,470	179,340
As a percentage of earning assets:
Interest sensitivity gap	(18.42%)	(1.94%)	(0.80%)	32.19%	9.06%
Cumulative sensitivity gap	(18.42%)	(20.36%)	(21.15%)	11.04%	20.10%

Due to the limitations of gap analysis as described above, Tri Counties Bank does not actively use gap analysis in managing interest rate risk. Instead, Tri Counties Bank relies on the more sophisticated interest rate risk simulation model described above as its primary tool in measuring and managing interest rate risk.

Liquidity

Liquidity refers to Tri Counties Bank’s ability to provide funds at an acceptable cost to meet loan demand and deposit withdrawals, as well as contingency plans to meet unanticipated funding needs or loss of funding sources. These objectives can be met from either the asset or liability side of the balance sheet. Asset liquidity sources consist of the repayments and maturities of loans, selling of loans, short-term money market investments, maturities of securities and sales of securities from the available-for-sale portfolio. These activities are generally summarized as investing activities in the consolidated statement of cash flows for the year ended December 31, 2001 found at page F-7. Net cash used by investing activities totaled approximately $14,309,000 in 2001 which means that assets were not generally used for liquidity purposes. Increased loan balances were responsible for the major use of funds in this category.

Liquidity is generated from liabilities through deposit growth and short-term borrowings. These activities are included under financing activities in the consolidated statement of cash flows for the year ended December 31, 2001 found at page F-7. In 2001 financing activities provided funds totaling $19,779,000. Internal deposit growth provided funds amounting to $42,561,000. Tri Counties Bank also had available correspondent banking lines of credit totaling $50,000,000 at year-end. While these sources are expected to continue to provide significant amounts of funds in the future, their mix, as well as the possible use of other sources, will depend on future economic and market conditions.

Liquidity is also provided or used through the results of operating activities. In 2001 operating activities provided cash of $14,304,000.

In connection with the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), on October 1, 1998, Tri Counties Bank reclassified its entire portfolio of held-to-maturity investment securities, with a carrying value of $78,901,000, to the available-for-sale classification. The available-for-sale securities plus cash and cash equivalents in excess of reserve requirements totaled $302,054,000 at December 31, 2001, which was 30.0% of total assets at that time. This was up from $286,800,000 and 29.5% at the end of 2000.

The overall liquidity of Tri Counties Bank is enhanced by the sizable core deposits, which provide a relatively stable funding base. The maturity distribution of certificates of deposit in denominations of $100,000 or more is set forth in the following table.

	Amounts as of December 31,
	2001	2000	1999
	(dollars in thousands)
Time remaining until maturity:
Less than 3 months	$38,114	$55,721	$52,260
3 months to 6 months	10,431	14,002	10,906
6 months to 12 months	15,383	18,686	7,228
More than 12 months	6,374	4,933	3,068

Total	$70,302	$93,342	$73,462

These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available. Tri Counties Bank participates in a program by which the State of California places time deposits with Tri Counties Bank at Tri Counties Bank’s option. At December 31, 2001 and 2000, Tri Counties Bank had $20,000,000 and $40,000,000 of these State deposits, respectively.

Loan demand also affects Tri Counties Bank’ liquidity position. The following table presents the maturities of loans at December 31, 2001:

	Within One Year	After One But Within 5 Years	After 5 Years	Total
	(dollars in thousands)
Loans with predetermined interest rates:
Commercial, financial and agricultural	$15,200	$26,006	$2,291	$43,497
Consumer installment	14,652	39,642	28,648	82,942
Real estate mortgage	12,305	53,060	64,466	129,831
Real estate construction	19,909	0	420	20,329

	62,066	118,708	95,825	276,599

Loans with floating interest rates:
Commercial, financial and agricultural	67,341	15,344	3,872	86,557
Consumer installment	72,095	0	8	72,103
Real estate mortgage	27,413	50,606	119,046	197,065
Real estate construction	17,449	8,548	411	26,408

	$184,298	$74,498	$123,337	$382,133

Total loans	$246,364	$193,206	$219,162	$658,732

The maturity distribution and yields of the available-for-sale investment portfolio as of December 31, 2001, is presented in the following table. The timing of the maturities indicated in the table below is based on final contractual maturities. Most mortgage-backed securities return principal throughout their contractual lives. As such, the weighted average life of mortgage-backed securities based on outstanding principal balance is usually significantly shorter than the final contractual maturity indicated below. At December 31, 2001, Tri Counties Bank had no held-to-maturity securities.

	Within One Year		After One Year but Through Five Years		After Five Years but Through Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
Securities Available for Sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$—	—%	$29,883	5.74%	$—	—%	$—	—%	$29,883	5.74%
Obligations of states and political subdivisions	763	5.53%	3,618	5.76%	3,688	7.06%	37,164	7.84%	45,233	7.58%
Mortgage-backed securities			12,635	6.21%	19,749	5.75%	100,616	6.06%	133,000	6.03%
Corporate bonds			2,169	7.65%			10,120	3.08%	12,289	3.89%
Other securities							4,185	5.20%	4,185	5.20%
Total securities available for-sale	$763	5.53%	$48,305	5.95%	$23,437	5.96%	$152,085	6.28%	$224,590	6.17%

Total all securities	$763	5.53%	$48,305	5.95%	$23,437	5.96%	$152,085	6.28%	$224,590	6.17%

Yields on obligations of state and political subdivisions have been computed on a tax equivalent basis. Excluding debt securities issued by U.S. Government agencies and corporations, the securities portfolio includes no obligation of a single issuer with an aggregate book value in excess of 10% of shareholders’ equity.

The principal cash requirements of TriCo are dividends on TriCo stock when declared. TriCo depends on the payment of cash dividends by Tri Counties Bank to service its commitments. TriCo expects that the cash dividends paid by Tri Counties Bank to TriCo will be sufficient to meet this payment schedule.

Off-Balance Sheet Items. Tri Counties Bank has certain ongoing commitments under operating and capital leases. See Note H of TriCo’s consolidated financial statements at page F-16. These commitments do not significantly impact operating results.

As of December 31, 2001, commitments to extend credit were Tri Counties Bank’s only financial instruments with off-balance sheet risk. Tri Counties Bank has not entered into any contracts for financial derivative instruments such as futures, swaps and options. Loan commitments increased to $195,091,000 from $163,667,000 at December 31, 2000. The commitments represent 29.6% of the total loans outstanding at year-end 2001 versus 25.6% a year ago.

Disclosure of Fair Value. The intent of presenting the fair values of financial instruments is to depict the market’s assessment of the present value of net future cash flows discounted to reflect both current interest rates and the market’s assessment of the risk that the cash flows will not occur.

In determining fair values, Tri Counties Bank used the carrying amount for cash, short-term investments, accrued interest receivable, short-term borrowings and accrued interest payable, as all of these instruments are short-term in nature. Securities are reflected at quoted market values. Loans and deposits have a long-term time horizon, which required more complex calculations for fair value determination. Loans are grouped into homogeneous categories and broken down between fixed and variable rate instruments. Loans with a variable rate, that reprice immediately, are valued at carrying value. The fair value of fixed rate instruments is estimated by discounting the future cash flows using current rates. Credit risk and repricing risk factors are included in the current rates. Fair value for nonaccrual loans is reported at carrying value and is included in the net loan total. Since the allowance for loan losses exceeds any potential adjustment for credit problems, no further valuation adjustment has been made.

Demand deposits, savings and certain money market accounts are short term in nature so the carrying value equals the fair value. For deposits that extend over a period in excess of four months, the fair value is estimated by discounting the future cash payments using the rates currently offered for deposits of similar remaining maturities.

At 2001 year-end, the fair values calculated on Tri Counties Bank’s assets are 0.87% below the carrying values versus 0.88% above the carrying values at year-end 2000. The change in the calculated fair value percentage relates to the loan category and is the result of changes in interest rates in 2001. See Note R of TriCo’s consolidated financial statements at page F-25.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations for the First Nine Months of 2002 for TriCo

TriCo’s discussion and analysis of its financial condition and results of operations is intended to provide a better understanding of the significant changes and trends relating to TriCo’s financial condition, results of operations, liquidity and interest rate sensitivity. The following discussion is based on TriCo’s unaudited consolidated financial statements and the notes for the nine months ended September 30, 2002 beginning at page F-31 of this proxy statement and incorporated by reference. Please read these statements.

Overview

TriCo had earnings of $3,627,000 for the quarter ended September 30, 2002. The quarterly earnings represent an 11.8% increase over the $3,245,000 reported for the same period of 2001. Diluted earnings per share for the third quarter of 2002 were $0.50 versus $0.45 in the year earlier period.

Earnings for the nine months ended September 30, 2002 were $10,320,000 versus year ago results of $9,061,000, and represented a 13.9% increase. The diluted earnings per share were $1.44 and $1.25 for the nine-month periods ended September 30, 2002 and 2001, respectively. Included in the results for and the nine months ended September 30, 2001, was a one-time pre-tax gain of $1,756,000 from the sale of insurance company stock. Excluding the one-time gain noted above, TriCo would have reported diluted earnings per share of $1.44 and $1.10 in the nine month periods ended September 30, 2002 and 2001, respectively.

Following is a summary of the components of fully taxable equivalent net income for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	(dollars in thousands)
Net interest income	$13,520	$12,923	$39,742	$36,958
Provision for loan losses	(700)	(600)	(2,000)	(3,250)
Noninterest income	5,413	3,713	13,182	12,318
Noninterest expense	(12,133)	(10,465)	(33,498)	(30,437)
Provision for income taxes	(2,473)	(2,326)	(7,106)	(6,528)

Net income	$3,627	$3,245	$10,320	$9,061

Net income for the third quarter of 2002 was $382,000 (11.8%) more than for the same quarter of 2001. A significant increase in noninterest income (up $1.70 million or 45.8%), and an increase in net interest income (fully tax equivalent) (up $597,000 or 4.6%) more than offset increases in noninterest expenses (up $1.67 million or 15.9%) and provision for loan losses (up $100,000 or 16.7%). The increase in noninterest income from the year-ago quarter was mainly due to an increase in service charges and fee income on deposit products (up $1,476,000 or 72.2% to $3,521,000), and an increase in gain on sale of loans (up $258,000 or 52.2% to $752,000). The increase in service charges and fee income was mainly due to the introduction of an overdraft privilege deposit product in July 2002 that has added a new stream of recurring noninterest income. The increase in gain on sale of loans is due to TriCo’s ability to originate and sell an increased volume of residential real estate mortgage loans in the current environment of record mortgage refinance. The increase in net interest income (fully tax equivalent) was due to an increase in average balance of interest-earning assets (up $59.9 million) that was partially offset by an 11 basis point decrease in net interest margin. The increase in noninterest expense was mainly due to an increase in salary and benefit expense (up $913,000 or 16.8% to $6,344,000). The increase in salary and benefits expense was mainly due to annual salary increases, increased commission and incentive expense and new employees at TriCo’s newly opened branches in Oroville (June 2002) and Brentwood (September 2002). Other noninterest expense also increased (up $755,000 or 15.0% to $5,789,000). Approximately $350,000 of this increase was recurring expenses related to the overdraft privilege product introduced in July 2002 and noted above. Increased advertising expenses accounted for $190,000 of the increase in other noninterest expense.

Comparing the first nine months of 2002 to the first nine months of the prior year net income increased $1,259,000 (13.9%). Increases in net interest income (fully tax equivalent) (up $2.78 million or 7.5%) and noninterest income (up $864,000 or 7.0%), and a decrease in provision for loan loss (down $1.25 million or 38.5%) were only partially offset be an increase in noninterest expense (up $3.06 million or 10.1%). The increase in net interest income (fully tax equivalent) was the result of increased average earning asset balance (up $42.6 million or 4.8% to $926.4 million) and a 14 basis point increase in net interest margin (fully tax equivalent). The decrease in the provision for loan losses was due to reduced loan losses (charge-offs) from the year-ago period, and relatively stable loan credit quality. Driving the increase in noninterest income was gain on sale of loans and fees from the overdraft privilege product noted above. Driving the increase in noninterest expense were annual salary increases, increased commission and incentive expense, and new employees at TriCo’s newly opened branches in Oroville (June 2002) and Brentwood (September 2002).

Results of Operations

Net Interest Income.    Following is a summary of the components of net interest income on a fully tax equivalent basis for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	(dollars in thousands)
Interest income	$16,435	$18,259	$48,468	$55,138
Interest expense	(3,227)	(5,612)	(9,669)	(19,130)
Fully tax equivalent adjustment	312	276	943	950

Net interest income	$13,520	$12,923	$39,742	$36,958

Average earning assets	$954,611	$894,670	$926,387	$883,816
Net interest margin	5.67%	5.78%	5.72%	5.58%

TriCo’s primary source of revenue is net interest income or the difference between interest income on earning assets and interest expense in interest-bearing liabilities. Net interest income (fully tax equivalent) during the third quarter of 2002 increased $597,000 (4.6%) from the same period in 2001 to $13,520,000. The increase in net interest income (fully tax equivalent) was due to the increased average balances of earning assets (up $59.9 million or 6.7%) offset by an 11 basis point decrease in net interest margin (fully tax equivalent).

Comparing the first nine months of 2002 with the first nine months of the prior year, net interest income (fully tax equivalent) increased $2,784,000 (7.5%), with the increase attributable to an increase in the average balance of interest-earning assets (up $42.5 million or 4.8%) and a 14 basis point increase in net interest margin (fully tax equivalent).

Interest and Fee Income.    Interest and fee income (fully tax equivalent) for the third quarter of 2002 decreased $1.79 million (9.7%) from the third quarter of 2002. The decrease was the net effect of higher average interest-earning assets (up $59.9 million or 6.7%), more than offset by a 127 basis point decrease in the yield on those average earning assets to 7.02%. The growth in interest-earning assets was lead by a $54.3 million (28.4%) increase in average investment security balances to $245.6 million, and a $14.4 million (2.2%) increase in average loan balances. The average balance of federal funds sold decreases $8.8 million (21.0%) to $33.0 million.

The average yield on TriCo’s earning assets decreased for the quarter from 8.29% in 2001 to 7.02% in 2002. This downward trend in yields was reflective of general interest rate markets during much of 2001 and into 2002. In addition, deposit growth outstripped loan growth during the periods, which resulted in most of the growth in interest-earning assets being in lower yielding investment securities instead of relatively higher yielding loans.

Comparing the first nine months of 2002 to 2001, interest and fee income (fully tax equivalent) decreased $6.67 million (11.9%). Consistent with the third quarter comparison, the decrease was due to higher average balances of interest-earning assets, more than offset by lower yields. The average balance of interest-earning assets increased $42.6 million (4.8%). Average investment balances accounted for $34.9 million of the increase, while average loan balances accounted for $11.2 million of the increase. Average federal funds sold balances decreased $3.6 million.

The average yield on interest-earning assets decreased from 8.46% in 2001 to 7.11% in 2002. This downward trend in yields was reflective of general interest rate markets during much of 2001 and into 2002. As in the third quarter comparison, deposit growth outstripped loan growth during the periods, which resulted in most of the growth in interest-earning assets being in lower yielding investment securities instead of relatively higher yielding loans.

Interest Expense.    Interest expense decreased $2.39 million (42.5%) in the third quarter of 2002 compared to the year-ago quarter. The decrease was mainly due to a decrease in the average rate paid on interest-bearing liabilities from 3.15% in the third quarter of 2001 to 1.72% in the third quarter of 2002.

Average interest-bearing liabilities increased $35.2 million (4.9%) in the third quarter compared to the year-ago quarter. The increase in interest-bearing liabilities was concentrated in the lower earning interest-bearing demand deposit (up $18.6 million or 11.9%), and savings deposits (up $37.2 million or 16.6%). The average balances of the higher earning time deposits (down $10.5 million or 3.5%) and long-term debt (down $10.2 million or 30.9%) were down from the year-ago quarter. In addition, the average balance of noninterest-bearing deposits increased $18.6 million (11.3%) from the year-ago quarter. The average rate paid for all categories of interest-bearing liabilities decreased from the average rate paid in the year-ago quarter as a result of general market interest rate changes.

Interest expense decreased $9.46 million (49.5%) in the first nine months of 2002 compared to the first nine months of 2001. The decrease was due to a decrease in the average rate paid on interest-bearing liabilities from 3.58% in the first nine months of 2001 to 1.76% in first nine months of 2002.

Average interest-bearing liabilities increased $20.9 million (2.9%) in the first nine months of 2002 compared to the year-ago nine-month period. The increase in interest-bearing liabilities was concentrated in the lower earning interest-bearing demand deposits (up $20.4 million or 13.3%), and savings deposits (up $37.4 million or 17.0%). The average balances of the higher earning time deposits (down $26.7 million or 8.8%) and long-term debt (down $10.1 million or 30.5%) were down from the year-ago nine-month period. In addition, the average balance of noninterest-bearing deposits increased $18.7 million (12.0%) from the year-ago nine-month period. The average rate paid for all categories of interest-bearing liabilities decreased from the average rate paid in the year-ago quarter as a result of general market interest rate changes.

Net Interest Margin (fully tax equivalent).    The following table summarizes the components of TriCo’s net interest margin for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
Yield on earning assets	7.02%	8.29%	7.11%	8.46%
Rate paid on interest-bearing
Liabilities	1.72%	3.15%	1.76%	3.58%

Net interest spread	5.30%	5.14%	5.35%	4.88%
Impact of all other net noninterest-bearing funds	0.37%	0.64%	0.37%	0.70%

Net interest margin	5.67%	5.78%	5.72%	5.58%

TriCo’s aggressive reaction to declining market rates throughout 2001 and into 2002 has allowed it to maintain a relatively stable net interest margin. Net interest margin in the third quarter of 2002 decreased 11 basis points compared to the third quarter of 2001. While TriCo was able to reduce the average rate paid on interest-bearing liabilities faster than the average yield on interest-earning assets, and thus increase its net interest spread, the positive impact of all other net noninterest-bearing funds on net interest margin was reduced due to the lower market rates of interest at which they could be invested.

Net interest margin for the first nine months of 2002 increased 14 basis points compared to the first nine months of 2001. Lower yields on earning assets were more than offset by the declining cost of interest-bearing liabilities and resulted in a 47 basis point increase in net interest spread. The positive impact of all other net noninterest-bearing funds on net interest margin was reduced 33 basis points due to the lower market rates of interest at which they could be invested.

Summary of Average Balances, Yields/Rates and Interest Differential.    The following tables present, for the periods indicated, information regarding TriCo’s consolidated average assets, liabilities and shareholders’ equity, the amounts of interest income from average earning assets and resulting yields, and the amount of interest expense paid on interest-bearing liabilities. Average loan balances include nonperforming loans. Interest income includes proceeds from loans on nonaccrual loans only to the extent cash payments have been received and applied to interest income. Yields on securities and certain loans have been adjusted upward to reflect the effect of income thereon exempt from federal income taxation at the current statutory tax rate.

	For the three months ended
	September 30, 2002			September 30, 2001
	Average Balance	Interest Income/ Expense	Rates Earned Paid	Average Balance	Interest Income/ Expense	Rates Earned Paid
	(dollars in thousands)
Assets:
Federal funds sold	$32,961	$143	1.74%	$41,744	$370	3.55%
Investment securities	245,641	3,272	5.33%	191,296	3,045	6.37%
Loans	676,009	13,332	7.89%	661,630	15,120	9.14%

Total earning assets	954,611	16,747	7.02%	894,670	18,535	8.29%
Other assets	89,907			87,717

Total assets	$1,044,518			$982,387

Liabilities and shareholders’ equity:
Interest-bearing demand deposits	$175,964	115	0.26%	$157,315	368	0.94%
Savings deposits	261,510	656	1.00%	224,338	1,111	1.98%
Time deposits	288,021	2,129	2.96%	298,505	3,618	4.85%
Federal funds purchased	246	1	1.63%	235	3	5.11%
Long-term debt	22,772	326	5.73%	32,963	512	6.21%

Total interest-bearing liabilities	748,513	3,227	1.72%	713,356	5,612	3.15%
Noninterest-bearing deposits	183,180			164,583
Other liabilities		17,180			16,443
Shareholders’ equity	95,645			88,005

Total liabilities and shareholders’ equity	$1,044,518			$982,387

Net interest spread(1)			5.30%			5.14%
Net interest income and interest margin(2)		$13,520	5.67%		$12,923	5.78%

(1)	Net interest spread represents the average yield earned on assets minus the average rate paid on interest-earning assets minus the average rate paid on interest-bearing liabilities.
(2)	Net interest margin is computed by calculating the difference between interest income and expense, divided by the average balance of earning assets.

	For the nine months ended
	September 30, 2002			September 30, 2001
	Average Balance	Interest Income/ Expense	Rates Earned Paid	Average Balance	Interest Income/ Expense	Rates Earned Paid
	(dollars in thousands)
Assets:
Federal funds sold	$37,089	$476	1.71%	$40,680	$1,321	4.33%
Investment securities	233,616	9,549	5.45%	198,689	9,690	6.50%
Loans	655,682	39,386	8.01%	644,447	45,077	9.33%

Total earning assets	926,387	49,411	7.11%	883,816	56,088	8.46%
Other assets	88,681			86,260

Total assets	$1,015,068			$970,076

Liabilities and shareholders’ equity:
Interest-bearing demand deposits	$173,796	350	0.27%	$153,412	1,325	1.15%
Savings deposits	257,138	2,011	1.04%	219,750	3,898	2.37%
Time deposits	278,690	6,340	3.03%	305,436	12,380	5.40%
Federal funds purchased	83	1	1.61%	113	4	4.25%
Long-term debt	22,943	967	5.62%	33,026	1,523	6.15%

Total interest-bearing liabilities	732,650	9,669	1.76%	711,737	19,130	3.58%
Noninterest-bearing deposits	174,274			155,563
Other liabilities		15,932			15,890
Shareholders’ equity	92,212			86,886

Total liabilities and shareholders’ equity	$1,015,068			$970,076

Net interest spread(1)			5.35%			4.88%
Net interest income and interest margin(2)		$39,742	5.72%		$36,958	5.58%

(1)	Net interest spread represents the average yield earned on assets minus the average rate paid on interest-earning assets minus the average rate paid on interest-bearing liabilities.

(2)	Net interest margin is computed by calculating the difference between interest income and expense, divided by the average balance of earning assets.

Summary of Changes in Interest Income and Expense.    The following tables set forth a summary of the changes in interest income and interest expense from changes in average asset and liability balances (volume) and changes in average interest rates for the periods indicated. Changes not solely attributable to volume or rates have been allocated in proportion to the respective volume and rate components.

	Three months ended September 30, 2002 compared with three months ended September 30, 2001
	Volume	Rate	Total
	(dollars in thousands)
Increase (decrease) in interest income:
Federal funds sold	($78)	(149)	(227)
Investment securities	865	(638)	227
Loans	329	(2,117)	(1,788)

Total earning assets	1,116	(2,904)	(1,788)

Increase (decrease) in interest expense:
Interest-bearing demand deposits	44	(297)	(253)
Savings deposits	184	(639)	(455)
Time deposits	(127)	(1,362)	(1,489)
Federal funds purchased	—	(2)	(2)
Long-term debt	(158)	(28)	(186)

Total interest-bearing liabilities	(57)	(2,328)	(2,385)

Increase (decrease) in net interest income	$1,173	($576)	$597

	Nine months ended September 30, 2002 compared with nine months ended September 30, 2001
	Volume	Rate	Total
	(dollars in thousands)
Increase (decrease) in interest income:
Fed funds sold	($117)	($728)	($845)
Investment securities	1,703	(1,844)	(141)
Loans	786	(6,477)	(5,691)

Total earning assets	2,372	(9,049)	(6,677)

Increase (decrease) in interest expense:
Interest-bearing demand deposits	176	(1,151)	(975)
Savings deposits	665	(2,552)	(1,887)
Time deposits	(1,083)	(4,957)	(6,040)
Fed funds purchased	(1)	(2)	(3)
Long-term debt	(465)	(91)	(556)

Total interest-bearing liabilities	(708)	(8,753)	(9,461)

Increase (decrease) in net interest income	$3,080	($296)	$2,784

Provision for Loan Losses.    TriCo provided $700,000 for loan losses in the third quarter of 2002 versus $600,000 in the third quarter of 2001. During the third quarter of 2002, TriCo recorded $69,000 of net recoveries of previously charged off loans versus $83,000 of net loan charge-offs in the year earlier quarter.

For the nine months ended September 30, 2002 and 2001, TriCo provided $2,000,000 and $3,250,000 for loan losses, respectively. Net charge-offs for all loans during the nine months ended September 30, 2002 and 2001 were $676,000 and $2,483,000, respectively. Included in the net charge-offs during the nine months ended September 30, 2001 is $2,000,000 of charge offs related to a single borrower.

Securities.    The following table summarizes the amounts and distributions of TriCo’s securities as of the dates indicated:

	September 30,	December 31,
	2002	2001	2000	1999
	(dollars in thousands)
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$33,395	$29,883	$31,173	$30,576
Obligations of state and political subdivisions	45,853	45,233	45,376	42,615
Mortgage-backed securities	173,958	133,000	135,086	132,589
Corporate debt securities	11,357	12,289	10,186	11,623
Equity securities	—	—	3,341	—
Other	4,358	4,185	3,948	14,305

	$268,921	$224,590	$229,110	$231,708

Noninterest Income.    The following table summarizes the components of noninterest income for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	(dollars in thousands)
Service charges on deposit accounts	$2,886	$1,500	$5,918	$4,392
ATM fees and interchange	487	370	1,299	1,053
Other service fees	148	175	418	570
Gain on sale of investments	—	—	—	1,756
Gain on sale of loans	752	494	2,254	1,292
Commissions on sale of nondeposit investment products	712	678	1,989	1,865
Increase in cash value of life insurance	119	144	443	433
Other noninterest income	309	352	861	957

Total noninterest income	$5,413	$3,713	$13,182	$12,318

Noninterest income for the third quarter increased $1.70 million (45.6%) from the year-ago quarter. The increase in noninterest income from the year-ago quarter was mainly due to an increase in service charges on deposit products (up $1,386,000 or 92.4% to $2,886,000), and an increase in gain on sale of loans (up $258,000 or 52.2% to $752,000). The increase in service charges income was mainly due to the introduction of an overdraft privilege deposit product in July 2002 that has added a new stream of recurring noninterest income. The increase in gain on sale of loans is due to TriCo’s ability to originate and sell an increased volume of residential real estate mortgage loans in the current environment of record mortgage refinance. ATM fees and interchange income increased from the year-ago quarter (up $117,000 or 31.6% to $487,000) due to expansion of TriCo’s ATM network and increased debit card usage.

Noninterest income for the first nine months of 2002 increased $864,000 (7.0%) from the year-ago nine-month period. Included in noninterest income for the first nine months of 2001 was a one-time gain of $1,756,000 on the sale of insurance company stock. Excluding this one-time gain, noninterest income for the first nine months of 2002 would have increased $2.62 million (24.8%) from the year-ago nine-month period. The increase in noninterest income from the year-ago quarter was mainly due to an increase in service charges on deposit products (up $1,526,000 or 34.7% to $5,918,000), and an increase in gain on sale of loans (up $962,000 or 74.5% to $2,254,000). As described in the results of the third quarter of 2002, the increase in service charges income was mainly due to the introduction of an overdraft privilege deposit product in July 2002, and the increase in gain on sale of loans is due to TriCo’s ability to originate and sell an increased volume of residential real estate mortgage loans in the current environment of record mortgage refinance. ATM fees and interchange income increased from the year-ago quarter (up $246,000 or 23.4% to $1,299,000) due to expansion of TriCo’s ATM network and increased debit card usage.

Noninterest Expense.    The following table summarizes the components of noninterest expense for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	(dollars in thousands)
Salaries	$4,225	$3,671	$11,616	$10,747
Commissions and incentives	889	701	2,579	1,850
Employee benefits	1,230	1,059	3,661	3,168
Equipment	741	680	2,247	2,033
Occupancy	752	735	2,157	2,094
Professional fees	567	229	1,196	865
Telecommunications	364	350	1,035	895
Advertising and marketing	468	278	934	931
Data processing and software	272	233	764	715
Courier service	236	210	684	622
Intangible amortization	228	228	683	683
ATM network charges	205	250	611	689
Postage	212	152	543	464
Operational losses	191	51	295	140
Assessments	64	56	175	167
Other noninterest expense	1,489	1,582	4,318	4,374

Total	$12,133	$10,465	$33,498	$30,437

Average full time equivalent staff	437	407	427	399
Noninterest expense to revenue (fully tax equivalent)	64.1%	62.9%	63.3%	61.8%

Noninterest expense for the third quarter of 2002 increased $1,668,000 (15.9%). The increase in noninterest expense was mainly due to a $913,000 (16.8%) increase in salary and benefit expense to $6,344,000. The increase in salary and benefits expense was mainly due to annual salary increases, increased commission and incentive expense, and new employees at TriCo’s newly opened branches in Oroville (June 2002) and Brentwood (September 2002). Other noninterest expense also increased (up $755,000 or 15.0% to $5,789,000). Approximately $350,000 of this increase was recurring expenses related to the overdraft privilege product introduced in July 2002, and included in professional fees. Also related to the overdraft privilege product introduced in July 2002, was the $140,000 increase in operational losses from the year-ago quarter. Increased advertising expenses accounted for $190,000 of the increase in other noninterest expense.

Comparing the first nine months of 2002 to the prior year nine-month period, noninterest expense increased $3,061,000 (10.1%). The increase in noninterest expense was mainly due to a $2,091,000 (13.3%) increase in salary and benefit expense to $17,856,000. As in the third quarter comparison, the increase in salary and benefits expense was mainly due to annual salary increases, increased commission and incentive expense, and new employees at TriCo’s newly opened branches in Oroville (June 2002) and Brentwood (September 2002). Other noninterest expense also increased (up $970,000 or 6.6% to $15,642,000). Approximately $350,000 of this increase was recurring expenses related to the overdraft privilege product introduced in July 2002, and included in professional fees. Also related to the overdraft privilege product introduced in July 2002, was the $140,000 increase in operational losses from the year-ago quarter.

Provision for Income Tax.    The effective tax rate for the nine months ended September 30, 2002 was 37.4% and reflects a decrease from 38.1% in the year earlier period. The provision for income taxes for all periods presented is primarily attributable to the respective level of earnings and the incidence of allowable deductions, particularly from tax-exempt loans and state and municipal securities.

Financial Condition

Loans.    The following chart shows the composition of Tri Counties Bank’s loans as of September 30, 2002:

September 30, 2002
(dollars in thousands)
Commercial, financial and agriculture	$142,290
Consumer installment	191,601
Real estate—mortgage	313,191
Real estate—construction	36,472

$683,554

Nonperforming Loans.    Loans are reviewed on an individual basis for reclassification to nonaccrual status when any one of the following occurs:

•	the loan becomes 90 days past due as to interest or principal;

•	the full and timely collection of additional interest or principal becomes uncertain;

•	the loan is classified as doubtful by internal credit review or bank regulatory agencies;

•	a portion of the principal balance has been charged off; or

•	TriCo takes possession of the collateral.

Loans that are placed on nonaccrual even though the borrowers continue to repay the loans as scheduled are classified as “performing nonaccrual” and are included in total nonperforming loans. The reclassification of loans as nonaccrual does not necessarily reflect management’s judgment as to whether they are collectible.

Interest income is not accrued on loans where management has determined that the borrowers will be unable to meet contractual principal and/or interest obligations, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual, any previously accrued but unpaid interest is reversed. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Interest income on nonaccrual loans, which would have been recognized during the nine months, ended September 30, 2002, if all such loans had been current in accordance with their original terms, totaled $1,022,000. Interest income actually recognized on these loans during the nine months ended September 30, 2002 was $422,000.

TriCo’s policy is to place loans 90 days or more past due on nonaccrual status. In some instances when a loan is 90 days past due management does not place it on nonaccrual status because the loan is well secured and in the process of collection. A loan is considered to be in the process of collection if, based on a probable specific event, it is expected that the loan will be repaid or brought current. Generally, this collection period would not exceed 30 days. Loans where the collateral has been repossessed are classified as other real estate owned or, if the collateral is personal property, the loan is classified as other assets on TriCo’s financial statements.

Management considers both the adequacy of the collateral and the other resources of the borrower in determining the steps to be taken to collect nonaccrual loans. Alternatives that are considered are foreclosure, collecting on guarantees, restructuring the loan or collection lawsuits.

As shown in the following table, total nonperforming assets net of guarantees of the U.S. Government, including its agencies and its government-sponsored agencies, have increased $4.9 million (80%) to $11.0 million in the first nine months of 2002. Nonperforming assets net of guarantees represent 1.03% of total assets. Included in the balance of performing nonaccrual loans at September 30, 2002, are loans to one agriculture related borrower totaling $10,592,000 of which $8,351,000 is guaranteed by a U.S. Government sponsored agency as to principal and ninety days of interest. To date, the borrower has paid principal and interest in accordance with the terms of the loans; however, due to the financial condition of the borrower TriCo has placed the loans in performing nonaccrual status. All nonaccrual loans are considered to be impaired when determining the need for a specific valuation allowance. TriCo continues to make a concerted effort to work problem and potential problem loans to reduce risk of loss.

	At September 30, 2002			At December 31, 2001
	Gross	Guaranteed	Net	Gross	Guaranteed	Net
	(dollars in thousands)
Performing nonaccrual loans	$14,042	$8,504	$5,538	$2,733	—	$2,733
Nonperforming, nonaccrual loans	5,468	547	4,921	3,120	$387	2,733

Total nonaccrual loans	19,510	9,051	10,459	5,853	387	5,466
Loans 90 days past due and still accruing	572	—	572	584	—	584

Total nonperforming loans	20,082	9,051	11,031	6,437	387	6,050
Other real estate owned	—	—	—	71	—	71

Total nonperforming loans and OREO	$20,082	$9,051	$11,031	$6,508	$387	$6,121

Nonperforming loans to total loans			1.61%			0.92%
Allowance for loan losses/nonperforming loans			130%			216%
Nonperforming assets to total assets			1.03%			0.61%
Allowance for loan losses to nonperforming assets			130%			213%

The following table sets forth the amount of Tri Counties Bank’ nonperforming assets as of the dates indicated.

	September 30,	December 31,
	2002	2001	2000	1999	1998	1997
	(dollars in thousands)
Nonaccrual loans	$10,459	$5,466	$12,262	$1,758	$1,045	$4,721
Accruing loans past due 90 or more days	572	584	965	923	620	528

Total nonperforming loans	11,031	6,050	13,227	2,681	1,665	5,249
Other real estate owned	—	71	1,441	760	1,412	2,230

Total nonperforming assets	$11,031	$6,121	$14,668	$3,441	$3,077	$7,479

Allowance for Loan Losses.    An explanation of TriCo’s method for determining its allowance for loan losses is explained in Management’s Analysis of Financial Condition and Results of Operations for 2001 for TriCo beginning at page 55. Based on the current conditions of the loan portfolio, management believes that the $14,382,000 allowance for loan losses at September 30, 2002 is adequate to absorb probable losses inherent in TriCo’s loan portfolio. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in the portfolio.

The following table summarizes the loan loss provision, net credit losses and allowance for loan losses for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	(dollars in thousands)
Balance, beginning of period	$13,613	$11,920	$13,058	$11,670
Loan loss provision	700	600	2,000	3,250
Loans charged off	(72)	(110)	(915)	(2,647)
Recoveries of previously charged-off loans	141	27	239	164

Net credit (losses) recoveries	69	(83)	(676)	(2,483)

Balance, end of period	$14,382	$12,437	$14,382	$12,437

Allowance for loan losses/loans outstanding			2.10%	1.86%

The following table summarizes, for the years indicated, the activity in the allowance for loan losses:

	September 30,	December 31,
	2002	2001	2000	1999	1998	1997
	(dollars in thousands)
Balance, beginning of period	$13,058	$11,670	$11,037	$8,206	$6,459	$6,097
Provision charged to operations	2,000	4,400	5,000	3,550	4,200	3,000
Loans charged off:
Commercial, financial and agricultural	(651)	(2,861)	(4,450)	(865)	(1,865)	(1,289)
Consumer installment	(154)	(134)	(103)	(148)	(702)	(1,551)
Real estate mortgage	(110)	(218)	(152)	(69)	(188)	—

Total loans charged off	(915)	(3,213)	(4,705)	(1,082)	(2,755)	(2,840)

Recoveries:
Commercial, financial and agricultural	139	92	281	327	164	85
Consumer installment	73	34	54	36	130	117
Real estate mortgage	27	75	3	0	8

Total recoveries	239	201	338	363	302	202

Net loans charged-off	(676)	(3,012)	(4,367)	(719)	(2,453)	(2,638)

Balance at end of period	$14,382	$13,058	$11,670	$11,037	$8,206	$6,459

Average total loans	$655,682	$647,317	$624,717	$566,738	$487,598	$448,117
Ratios:
Net charge-offs during period to average loans outstanding during period	0.10%	0.47%	0.70%	0.13%	0.50%	0.59%
Provision for loan losses to average loans outstanding	0.31%	0.68%	0.80%	0.63%	0.86%	0.67%
Allowance to loans at year end	2.10%	1.98%	1.82%	1.88%	1.54%	1.44%

As part of its loan review process, management has allocated the overall allowance based on specific identified problem loans and historical loss data. The following table summarizes the allocation of the allowance for loan losses at December 31, 2001 and 2000.

	09-30-02		12-31-01		12-31-00		12-31-99		12-31-98
	Amount	% of loans to total loans	Amount	% of loans to total loans	Amount	% of loans to total loans	Amount	% of loans to total loans	Amount	% of loans to total loans
	(dollars in thousands)
Balance at end of period applicable to:
Commercial, financial and agricultural	$7,024	20.8%	$6,929	19.8%	$6,873	23.1%	$5,224	44.7%	$3,345	39.8%
Consumer installment	2,680	28.0%	1,896	23.5%	1,373	18.8%	678	6.5%	1,154	13.6%
Real estate mortgage	4,199	45.8%	3,709	49.6%	2,925	52.2%	3,671	35.2%	3,153	39.6%
Real estate construction	479	5.3%	524	7.1%	499	5.9%	1,464	13.6%	554	7.0%

	$14,382	100.0%	$13,059	100.0%	$11,670	100.0%	$11,037	100.0%	$8,206	100.0%

Deposits. The following table sets forth the maturity of time deposits and time certificates of deposit of $100,000 or more for the dates indicated:

	September 30,	Amounts as of December 31,
	2002	2001	2000	1999
	(dollars in thousands)
Time remaining until maturity:
Less than 3 months	$35,732	$38,114	$55,721	$52,260
3 months to 6 months	27,313	10,431	14,002	10,906
6 months to 12 months	6,103	15,383	18,686	7,228
More than 12 months	17,797	6,374	4,933	3,068

	$86,945	$70,302	$93,342	$73,462

Capital Resources

The current and projected capital position of TriCo and the impact of capital plans and long-term strategies are reviewed regularly by management. As previously announced on October 19, 2001, the board of directors approved a plan to repurchase, as conditions warrant, up to 150,000 shares of TriCo’s common stock on the open market or in privately negotiated transactions. The timing of purchases and the exact number of shares to be purchased depends on market conditions. This repurchase plan represented approximately 2.2% of TriCo’s 6,992,080 common shares outstanding on October 19, 2001, and is open-ended. As of September 30, 2002, TriCo has repurchased 118,800 shares under this plan, with 10,000 and 0 of those shares being repurchased in the nine-month and three-month periods ended September 30, 2002, respectively.

TriCo’s primary capital resource is shareholders’ equity, which was $96.4 million at September 30, 2002. This amount represents an increase of $9.5 million from December 31, 2001, the net result of comprehensive income for the period ($13.3 million) and the issuance of common shares via the exercise of stock options ($0.6 million), partially offset by share repurchases ($0.2 million) and dividends paid ($4.2 million). TriCo’s ratio of equity to total assets was 8.98%, 8.87%, and 8.65% as of September 30, 2002, September 30, 2001, and December 31, 2001, respectively.

The following summarizes the ratios of capital to risk-adjusted assets for the periods indicated:

	At September 30,		At December 31, 2001	Minimum Regulatory Requirement	To Be Well Capitalized Under Prompt Corrective Action Provisions
	2002	2001
Tier I Capital	10.63%	10.44%	10.43%	4.00%	6.00%
Total Capital	11.89%	11.69%	11.68%	8.00%	10.00%
Leverage ratio	8.53%	8.35%	8.17%	4.00%	5.00%

Management

Directors and Executive Officers of TriCo and Tri Counties Bank

The following table presents information with respect to each member of the board of directors of TriCo and Tri Counties Bank. Each director listed is a director of both TriCo and Tri Counties Bank, other than Messrs. Hasbrook and Koehnen who are directors solely of Tri Counties Bank:

Nominee	Age	Positions and Offices Held with TriCo	Director Since
William J. Casey [1,2]	57	Chairman of the Board of Directors	1989
Craig S. Compton [1,2]	46	Director	1989
John S. A. Hasbrook	43	Director	2002
Michael W. Koehnen	42	Director	2002
Wendell J. Lundberg [1,2]	72	Director and Secretary of the Board	1974	*
Donald E. Murphy [1,2]	67	Vice-Chairman of the Board of Directors	1974	*
Richard P. Smith	45	President, Chief Executive Officer and Director	1999
Robert H. Steveson [1]	66	Vice Chairman of the Board of Directors	1975	*
Carroll R. Taresh [2]	64	Director	1998
Alex A. Vereschagin, Jr. [2]	67	Director	1974	*

*	Includes the period of time during which the director was a director of Tri Counties Bank prior to the formation of TriCo. Robert H. Steveson was elected as a director of TriCo in 1981 and the then remaining directors of Tri Counties Bank were elected as directors of TriCo in 1982.
(1)	Member of the compensation and management succession committee.
(2)	Member of the audit committee.

The principal occupations of each director is described below:

William J. Casey has been a self-employed healthcare consultant since 1986. He serves on the board of Coram Healthcare Corp., a home infusion company. Mr. Casey became chairman of the board of directors and chairman of the compensation committee of the board in March 2001.

Craig S. Compton is president, general manager and a pilot for AVAG, Inc., an aerial application business.

John S. A. Hasbrook is an executive officer and owner of SunWest Foods, Inc., Northland Foods International, Inc., a packaging and food marketing company, Hasbrook-Fetter Farms, Inc., a rice farm, Northland Farming Company, an agricultural real estate investment firm, LandBrook Enterprises, Inc., an equipment leasing company, and two agricultural-related partnerships.

Michael W. Koehnen owns and operates a third-generation family farm in Glenn and Butte Counties, California. The farm produces and processes almonds and walnuts and maintains beehives.

Wendell J. Lundberg is the owner and operator of rice and grain farming operations in Richvale, California. Mr. Lundberg became secretary of the board in March 2001.

Donald E. Murphy is vice president and general manager of J. H. McKnight Ranch, Inc., a farming company. Mr. Murphy became vice-chairman of the board of directors and chairman of the audit committee in March 2001.

Richard P. Smith has been president, chief executive officer and a director of TriCo and Tri Counties Bank since November 1999. He was president of Tri Counties Bank since September 1998 and executive vice president of TriCo from October 1998 until November 1999. Mr. Smith served as executive vice president-customer/employee support and control from October 1997 until October 1998 and was senior vice president in the same capacity from April 1995 until October 1997. Mr. Smith served as vice president and chief information officer of Tri Counties Bank from November 1994 to April 1995.

Robert H. Steveson was elected vice-chairman of the board of TriCo and Tri Counties Bank in March 2001. He served as president and chief executive officer of Tri Counties Bank since July 1975 and of TriCo since October 1981 and was elected co-chairman of the board of directors of TriCo and Tri Counties Bank in November 1999. He resigned as president of Tri Counties Bank in September 1998 and as chief executive officer of Tri Counties Bank and president and chief executive officer of TriCo in November 1999. Mr. Steveson remained active as a consultant to management of Tri Counties Bank until his retirement in August 2001.

Carroll R. Taresh became a director of TriCo and Tri Counties Bank in May 1998. Mr. Taresh was executive vice president of Tri Counties Bank from December 1989 until his retirement in July 1996.

Alex A. Vereschagin, Jr. is a self-employed farmer, secretary and treasurer of Plaza Farms, a partner in the 3V Ranch and a partner in the Vereschagin Company which engages in real estate rental.

The following table presents information with respect to the executive officers of TriCo and Tri Counties Bank:

Name	Age	Positions and Offices Held with TriCo and/or Tri Counties Bank	Executive Officer Since
Richard P. Smith	45	President and Chief Executive Officer of Tri Counties Bank and TriCo	1993
Andrew Mastorakis	43	Executive Vice President—Retail Banking of Tri Counties Bank	2000
Richard A. Miller	58	Senior Vice President and Director of Human Resources	2001
Richard O’Sullivan	45	Executive Vice President—Customer Sales & Service of Tri Counties Bank	1995
Craig Carney	43	Senior Vice President and Chief Credit Officer of Tri Counties Bank	1997
Thomas J. Reddish	43	Vice President and Chief Financial Officer of Tri Counties Bank and TriCo	1998

Each of the executive officers serves on an annual basis and must be elected by the board of directors annually pursuant to the bylaws of TriCo. No executive officer or director nominee of TriCo or Tri Counties Bank has any arrangement or understanding with any other person under which he or she was or is to be elected as an officer or director of TriCo or Tri Counties Bank. Mr. Steveson is the father-in-law of Richard Smith. No other executive officer or director of TriCo or Tri Counties Bank has any family relationship with any other executive officer or director of TriCo or Tri Counties Bank. No director, officer or affiliate of TriCo or Tri Counties Bank, any owner of record or beneficially of more than 5% of the TriCo stock or any associate of any such person is a party adverse to TriCo or Tri Counties Bank in any legal proceeding or has a material interest adverse to TriCo or Tri Counties Bank.

The principal occupations of each executive officer during the past five years are as follows:

Andrew Mastorakis joined Tri Counties Bank in March 2000 as executive vice president-retail banking. Mr. Mastorakis was employed by Wells Fargo Bank from 1990 to 2000 where he was senior vice president and Central California Division Manager and most recently senior vice president and market president of the Contra Costa-Diablo Division.

Richard A. Miller joined Tri Counties Bank in May 2001 as senior vice president, director of human resources. Mr. Miller was employed by Key Equipment Finance Group from 1998 to 2001 where he was senior vice president and chief administrative officer. From 1983 to 1998 he held a variety of senior human resource positions at Bank of America, US Leasing and World Savings.

Richard O’Sullivan became executive vice president-customer sales and service in October 1997 after serving as senior vice president in the same capacity since April 1995. Mr. O’Sullivan served as vice president and manager of the Park Plaza Branch of Tri Counties Bank from 1992 until April 1995.

Craig Carney became senior vice president and chief credit officer of Tri Counties Bank in January 1997. From 1985 to 1996 Mr. Carney was employed by Wells Fargo Bank in various lending capacities. His most recent position with Wells Fargo was as vice president, senior lender commercial banking from 1991 to 1996. Mr. Carney served as a consultant to Tri Counties Bank from April 1996 until his employment in January 1997.

Thomas J. Reddish became vice president and chief financial officer of TriCo and Tri Counties Bank in July 1999. From November 1998 until July 1999, he was vice president and controller of TriCo and vice president of Tri Counties Bank. Mr. Reddish served as controller of Tri Counties Bank from May 1994 until November 1998.

Committees and Meetings of the Board of Directors

The board of directors of TriCo has not established a standing nominating committee. Nominees to the board are determined by the entire board of directors. The board will consider nominees recommended by shareholders if submitted pursuant to Section 15 of TriCo’s bylaws.

TriCo’s compensation committee establishes the compensation levels for the president and the chief executive officer of TriCo. The compensation committee, composed of Messrs. Casey (chairman), Compton, Leidig, Lundberg, Murphy and Steveson met 2 times during 2002.

The board of directors of TriCo has established a standing audit committee of TriCo and a standing audit committee of Tri Counties Bank. The members of both audit committees are Messrs. Murphy (chairman), Casey, Compton, Lundberg, Taresh and Vereschagin. The audit committee of TriCo met 7 times during 2002. The functions of the audit committees of TriCo and Tri Counties Bank are to:

•	recommend the appointment of and to oversee a firm of independent public accountants whose duty is to audit the books and records of TriCo and Tri Counties Bank;

•	monitor and analyze the results of internal audit and regulatory examinations; and

•	monitor TriCo’s and Tri Counties Bank’s financial and accounting organization and financial reporting.

The board of directors of TriCo met on 15 occasions and the board of directors of Tri Counties Bank met on 6 occasions during 2002. Each director of TriCo has attended at least 75% of the meetings of the boards of directors of both TriCo and Tri Counties Bank and the meetings of the committees of TriCo and Tri Counties Bank on which such director served.

Compensation of Directors

Fees. The directors of TriCo receive no compensation for attendance at meetings of the board of directors of TriCo or any committee meeting. During 2001 each director of Tri Counties Bank was paid $1,500 per month, the chairman of the board of directors was paid $2,000 per month and the chairman of the audit committee was paid $1,800 per month. In addition, each director receives options for shares of TriCo stock and is eligible to participate in the plans described below.

Director Deferred Compensation Plan. In 1992 Tri Counties Bank adopted the Tri Counties Bank Deferred Compensation Plan for Directors for the purpose of providing the directors of TriCo and Tri Counties Bank supplemental retirement benefits. The plan is a non-qualified, unsecured and unfunded plan. The corporate after-tax costs of the plan are defeased through corporate-owned life insurance on the lives of the participants.

The plan permits participants to make salary deferral contributions of any portion of their compensation. The amount to be deferred may not be less than $2,400 per calendar year (or $200 per month for any participant who participates in the plan for less than a calendar year). The plan permits the employer corporation to make discretionary contributions to a participant’s account and requires the employer corporation to credit to each participant’s account on the last day of each year an amount equal to the difference between the amounts the corporation would have contributed for the benefit of the participant under either the ESOP or TriCo’s profit sharing plan if no deferrals had been made under this plan and the amounts actually contributed to all such plans for such participant. No discretionary employer contributions have been made to date.

Accounts are credited monthly with interest based on the average daily balance of the account for such month at a rate equal to three percentage points greater than the annual yield of the Moody’s Average Corporate Bond Yield Index for the preceding month. All of the participant’s deferred compensation and interest thereon is 100% vested. Discretionary contributions and the interest thereon vest at a rate determined by the board of directors.

Director Supplemental Retirement Plan. In 1987 Tri Counties Bank adopted the Tri Counties Bank Supplemental Retirement Plan for Directors for the purpose of providing supplemental retirement benefits to the directors of TriCo and Tri Counties Bank. Any outside director of TriCo or Tri Counties Bank who has served as a director for at least ten years is eligible to participate. The benefits are payable upon the termination of service by a director as a member of the board of directors, provided the director has served on the board for at least ten full years and has attained the age of 65. The amount of the supplemental retirement benefit is equal to 15 times the amount of the retainer fee paid to the director in his final year of service with the board of directors, which benefits are paid in 15 equal annual installments. If a director ceases to serve as a director after serving for at least ten years and has not attained the age of 65, the supplemental retirement benefit would be paid at a discounted rate. In the event of a change of control of Tri Counties Bank (as defined in the plan), retirement benefits for vested directors are paid out immediately. The plan is a nonqualified, unsecured and unfunded plan.

1993 Option Plan. In 1993 TriCo adopted a stock option plan and granted options to directors and executive officers. The options granted under this plan became fully vested on May 18, 1999. The option price for the shares subject to options is $5.24 per share and the option price must be paid to TriCo at the time of exercise, in cash and/or in stock of TriCo having a fair market value equal to the purchase price and held six months or more. All unexercised options expire on May 18, 2003. There were options for 37,425 shares of TriCo stock outstanding under this plan as of December 31, 2002, and no additional options available for grant.

No option granted under this plan is transferable other than by a will of the director or by the laws of descent and distribution or pursuant to a qualified domestic relations order. During his or her lifetime, an option can be exercised only by a director or by the director’s attorney-in-fact or conservator. Discussion in this proxy statement of stock options granted to directors, as well as the of stock options granted to executive officers and employees, uses option prices and share amounts that have been adjusted for stock dividends which occurred after the stock options were granted. Directors also receive stock options under the 2001 Option Plan, described below.

Compensation of Executive Officers

Summary Compensation Table. The following table presents information concerning all compensation received by TriCo’s chief executive officer, the four most highly compensated executive officers earning more than $100,000 for services rendered in all capacities during the year ended December 31, 2001, and TriCo’s former vice-chairman.

			Annual compensation
Year	Name	Principal position	Salary (1)	Bonus	Securities underlying options granted (2)	All other comp. (3)
2001	Richard P. Smith	President and Chief	$263,554	$100,000	132,000	$14,561
2000		Executive Officer of	250,000	57,000	30,000	13,743
1999		TriCo and Tri Counties Bank	200,004	38,875	-0-	12,800

2001	Richard O’Sullivan	Executive Vice President	175,226	16,500	80,000	21,618
2000		of Tri Counties Bank	165,000	30,000	30,000	13,747
1999			150,000	29,438	-0-	12,682

2001	Andrew Mastorakis	Executive Vice President	145,000	95,000	50,000	11,291
2000		of Tri Counties Bank	145,000	60,000	16,400	-0-

2001	Craig Carney	Senior Vice President and	138,550	6,600	30,000	11,437
2000		Chief Credit Officer of Tri	132,000	24,000	12,500	10,288
1999		Counties Bank	120,000	11,298	-0-	9,600

2001	Thomas J. Reddish	Vice President and Chief	133,104	30,250	40,000	10,648
2000		Financial Officer of Tri	121,000	19,000	12,500	9,683
1999		Counties Bank and TriCo	84,702	7,000	-0-	-0-

2001	Robert H. Steveson	Former Vice-Chairman of	284,672	307,821	-0-	49,344
2000		Board of Directors of Tri	427,000	171,045	-0-	21,856
1999		Counties Bank and TriCo	427,000	131,553	-0-	19,318

(1)	The named executive officers received other personal benefits from TriCo in the form of payments made by TriCo for premiums for health insurance, life insurance, long-term disability insurance and dental insurance, as well as use by Messrs. Smith and O’Sullivan of TriCo-owned automobiles. Messrs. Steveson, Smith and O’Sullivan received a membership to the Butte Creek Country Club and Mr. Carney received a membership to Canyon Oaks Country Club. The total amount of such compensation did not exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for each of the named executive officers.
(2)	All stock options listed in this section were adjusted for stock dividends.
(3)	All compensation under this section is comprised of two components: (a) compensation from TriCo contributions to the ESOP (the amount in a participant’s account generally vests over a seven-year period);

and (b) interest credits on deferred compensation in 2001 pursuant to the Supplemental Retirement Plan that are considered by the SEC to be at above-market rates.

Executive Deferred Compensation Plan. In 1987 Tri Counties Bank adopted the Tri Counties Bank Executive Deferred Compensation Plan for the purpose of providing key employees of TriCo and Tri Counties Bank (as designated by TriCo’s board of directors) current tax planning opportunities as well as supplemental funds for retirement or death . The plan is a non-qualified, unsecured and unfunded plan. The corporate after-tax costs of the plan are defeased through corporate-owned life insurance on the lives of the participants.

The plan permits participants to make salary deferral contributions of any portion of their compensation. The amount to be deferred may not be less than $2,400 per calendar year (or $200 per month for any participant who participates in the plan for less than a calendar year). The plan permits the employer corporation to make discretionary contributions to a participant’s account and requires the employer corporation to credit to each participant’s account on the last day of each year an amount equal to the difference between the amounts the corporation would have contributed for the benefit of the participant under either the ESOP or TriCo’s profit sharing plan if no deferrals had been made under this plan and the amounts actually contributed to all such plans for such participant. No discretionary employer contributions have been made to date.

Accounts are credited monthly with interest based on the average daily balance of the account for such month at a rate equal to three percentage points greater than the annual yield of the Moody’s Average Corporate Bond Yield Index for the preceding month. All of the participant’s deferred compensation and interest thereon is 100% vested. Discretionary contributions and the interest thereon vest at a rate determined by the board of directors.

Supplemental Executive Retirement Plan. In 1987 Tri Counties Bank adopted the Tri Counties Bank Supplemental Executive Retirement Plan for the purpose of providing supplemental retirement benefits to key employees of TriCo and Tri Counties Bank (as designated by TriCo’s board of directors). In general terms, the benefits are payable when a participant retires at the age of 65, if he dies or becomes disabled, or if he is terminated within 24 months after a change in control of Tri Counties Bank (as defined in the plan). No benefits are payable if a participant is terminated for cause (as defined in the plan). The plan is a nonqualified, unsecured and unfunded plan.

1995 Option Plan. In 1995 the board of directors and the shareholders of TriCo adopted the 1995 Stock Option Plan. There are 281,250 shares reserved under this plan for which options may be granted to key employees of TriCo. Options have been granted for 258,075 shares and there are no additional options available for grant. There are options for 243,025 shares of TriCo stock currently outstanding under this plan and no options available for grant.

No option may be granted for more than 10 years and the option price cannot be less than the fair market value of the TriCo stock on the date of grant. Options may not be exercised unless the employee has been in the continuous employment of TriCo or its subsidiary for at least one year and the option price may be paid in cash or in TriCo stock already owned by the optionee at its fair market value. Directors who are not also employees may not be granted options under this plan. This plan is intended to qualify for the favorable tax treatment afforded option holders under Section 422 of the Internal Revenue Code. Vesting schedules under this plan are determined individually for each grant.

2001 Stock Option Plan. In 2001 the board of directors and the shareholders of TriCo adopted the 2001 Stock Option Plan. There are 837,325 shares reserved under this plan for which options may be granted to key officers, employees and directors of, and consultants to, TriCo and its affiliates. Options have been granted for 323,000 shares and options for 514,325 shares are available for future grant.

No option may be granted for more than 10 years, the option price cannot be less than the fair market value of the TriCo stock on the date of grant. The option price may be paid in cash or TriCo stock held by the optionee at its fair market value. Options granted may be either incentive stock options intended to qualify for favorable tax treatment under Section 422 of the Internal Revenue Code or non-qualified stock options. Vesting schedules are determined individually for each grant.

Directors receive options for 10,000 shares of TriCo stock under this plan upon their election to the board. These options are exercisable in five equal installments each year beginning on the first anniversary of the date of grant. Directors also receive options for 2,000 shares of TriCo stock upon their re-election to the board which become exercisable on the next anniversary of the date of grant.

The stock options issued to the chief executive officer and the other named executive officers under all of the stock option plans were granted for a period not to exceed ten years from the date of grant and at exercise prices equal to the market value of TriCo stock at the date of grant (as adjusted for subsequent stock dividends). The option prices for options granted in 1993, 1995, 1996 and 1997 are $5.24, $8.93, $12.25 and $18.25 per share, respectively. All such options are fully vested. The option price for options granted under the 1993 Option Plan is $5.24 per share. The option price for options granted in 2000 and 2001 to the named executive officers are $16.13 and $16.40 per share, respectively. Twenty percent of these options vested immediately and the remainder will vest 20% per year for the following four years.

The following table presents information concerning stock options granted to each of the named executive officers in 2001 and the potential realizable value for the stock options based on future appreciation assumptions:

Option Grants in 2001

	Individual Grants					Grant Date Present Value(1)
Name	Number of Securities Underlying Options Granted (#)		% of Total Options Granted to 2001 Employees in 2001
				Exercise Price ($)	Expiration Date	5%($)	10%($)
Richard P. Smith	2,000	(2)	1%	16.10	05-08-11	62,009	157,142
	100,000		33%	16.40	06-12-11	2,779,712	7,044,310
Richard O’Sullivan	50,000		16%	16.40	06-12-11	1,389,856	3,522,155
Andrew Mastorakis	50,000		16%	16.40	06-12-11	1,389,856	3,522,155
Craig Carney	30,000		10%	16.40	06-12-11	833,914	2,113,293
Thomas J. Reddish	40,000		13%	16.40	06-12-11	1,111,884	2,817,724
Robert H. Steveson	2,000	(2)	1%	16.10	05-08-11	62,009	157,142

(1)	Amounts reported in these columns show hypothetical gains that may be realized upon exercise of the options assuming that market price of the TriCo stock appreciates at the specified annual rates of appreciation, compounded annually over the terms of the options. These numbers are calculated based upon SEC rules. Actual gains, if any, depend on the future performance of the TriCo stock and overall market conditions.

(2) Received as a director of TriCo.

The following table presents information about the number and value of stock options exercised in 2001 and held at December 31, 2001, by each named executive officer. A stock option is “in-the-money” if the closing market price of the TriCo stock exceeds the exercise price of the stock option.

Aggregated Option Exercises in 2001

and 2001 Year-End Option Value

	Number of Shares Acquired on Exercise	Value Realized Upon Exercise	Number of Securities Underlying Unexercised Options at 12-31-01(#)	Value of Unexercised in-the-Money Options at 12-31-01($)
Name			Exercisable/Unexercisable	Exercisable/Unexercisable
Richard P. Smith	0	na	80,750/100,000	$418,790/$265,550
Richard O’Sullivan	0	na	63,610/58,000	$294,530/$155,750
Andrew Mastorakis	0	na	16,560/49,840	$44,860/$132,290
Craig Carney	0	na	26,000/31,500	$102,475/$83,963
Thomas J. Reddish	0	na	17,500/39,500	$38,550/$104,763
Robert H. Steveson	126,000	$1,639,500	0/2,000	0/$5,800

(1)	Represents the difference between the option exercise price and the closing sales price per share of TriCo stock as quoted on the Nasdaq National Market on December 31, 2001 ($19.00 per share).

TriCo has no long-term incentive plans which provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, and has no defined benefit or actuarial plan payable upon retirement. The named executive officers are also able to participate in TriCo’s employee stock ownership plan and other benefits available to all employees.

Executive Employment Agreement. Mr. Smith and TriCo are parties to an employment agreement dated April 10, 2001. This employment agreement terminates on April 10, 2003, but is automatically extended for additional one-year terms unless previous notice is given by either Mr. Smith or TriCo. The employment agreement provides that Mr. Smith shall be paid a base annual salary of $262,512 for 2001 with future annual increases as determined by the board of directors. Mr. Smith is also eligible to receive an annual incentive bonus in cash pursuant to the CEO Incentive Plan and stock options pursuant to TriCo’s 2001 Option Plan. Mr. Smith also receives coverage under any tax-qualified retirement plans and other benefit plans provided by Tri Counties Bank in which he is eligible to participate.

Certain Relationships and Related Transactions

Tri Counties Bank has made, and expects to make in the future, loans in the ordinary course of its business to directors and executive officers of TriCo and Tri Counties Bank, and their associates, on substantially the same terms including interest rates and collateral as those prevailing at the same time for comparable transactions with others. Such transactions did not, and it is intended will not, involve more than normal risks of collectibility or present other unfavorable features. As of September 30, 2002, the balance due on loans to directors, officers and their affiliates was approximately $3.4 million, which represents approximately 3.5% of shareholders’ equity of TriCo on that date.

Changes in Accountants

TriCo’s independent auditors for the year ended December 31, 2001, Arthur Andersen LLP, were dismissed by TriCo’s board of directors effective March 20, 2002, upon recommendation of its audit committee. The reports of Arthur Andersen LLP on TriCo’s financial statements for 2000 and 2001 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During 2000, 2001 and through the interim period from January 1, 2002, through March 20, 2002, TriCo did not have any disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved, would have caused TriCo to make reference thereto in its report on its consolidated financial statements.

TriCo Common Stock Information

Description of TriCo Stock

The articles of incorporation of TriCo authorize the issuance of 20,000,000 shares of TriCo stock. Under TriCo’s articles of incorporation, its board of directors has the right to issue preferred stock from time to time in series and to designate the terms, rights and preferences of each series. There are no shares of preferred stock outstanding.

Voting Rights. Holders of TriCo stock are entitled to one vote for each share held, except that in the election of directors each shareholder has cumulative voting rights, that is, he is entitled to as many votes as shall equal the number of shares held by him multiplied by the number of directors to be elected, and he may cast all of his votes for a single candidate or distribute his votes among any or all of the candidates he chooses. However, no shareholder is entitled to cumulate votes unless the candidate or candidates’ names have been properly placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of the shareholder’s intention to cumulate his votes. If any shareholder has given this notice, all shareholders may cumulate their votes for candidates in nomination. Holders of a majority of the shares of TriCo stock outstanding may authorize a merger, consolidation, plan of exchange, a dissolution of TriCo, the sale of substantially all TriCo’s assets or an amendment of TriCo’s articles of incorporation.

Preemptive Rights. Holders of TriCo stock do not have preemptive rights to acquire unissued or treasury shares. Holders of TriCo stock are entitled to receive such dividends as may be paid on TriCo stock from time to time by the board of directors out of funds legally available therefor.

Liquidation Rights. In the event of liquidation, holders of TriCo stock are entitled to share pro rata in any distribution of TriCo’s assets to holders of TriCo stock after payment of liabilities and payment to holders of preferred stock (if any) of their liquidation preference and all accrued and unpaid dividends.

Assessment; Other Rights. There are no conversion, redemption, sinking fund or similar provisions regarding TriCo stock. All outstanding shares are, and the shares being offered by TriCo pursuant to the merger when issued and paid for pursuant to the merger will be, fully paid and nonassessable.

Anti-Takeover Provisions

Articles of Incorporation and Bylaws. TriCo’s articles of incorporation and bylaws contain provisions that may be deemed to be antitakeover in nature. One of the provisions is the authorization of 20,000,000 shares of common stock of TriCo and 1,000,000 shares of preferred stock of TriCo. The additional shares of common and preferred stock were authorized for the purpose of providing the board of directors of TriCo with as much flexibility as possible to issue additional shares, without further shareholder approval, for proper corporate purposes including financing, acquisitions, stock dividends, stock splits, employee incentive plans and other similar purposes. These additional shares, however, may also be used by the board of directors (if consistent with its fiduciary responsibilities) to deter future attempts to gain control over TriCo. Since shareholders do not have preemptive rights, management could offer additional stock to friendly parties without having to offer stock to the bidder, subject to Nasdaq rules prohibiting the private placement of 20% or more of a subject company’s stock.

A provision of TriCo’s articles of incorporation specifies certain actions that TriCo and its board of directors shall or may take if a third party makes a tender or exchange offer for TriCo’s stock, or an offer to merge or consolidate with TriCo or any subsidiary, or to acquire all or substantially all of the properties or assets of TriCo or any subsidiary. In evaluating an offer, the board of directors is required to consider not just the economic benefit to TriCo shareholders, but all relevant factors in determining whether it is in the best interest of TriCo and its shareholders. Accordingly, the board of directors is authorized to reject a transaction that might be in the best interests of shareholders. Such factors include, but are not limited to:

•	the financial condition of TriCo and its future prospects; whether a more favorable offer could be obtained;

•	the effects of the proposed transaction on TriCo’s employees, customers and the community it serves;

•	the business practices and reputation of the offeror;

•	the value of any securities being offered in exchange; and

•	the legal and regulatory issues raised by the offer.

If the board of directors determines that the offer should be rejected, it may take any lawful action to defeat the offer including:

•	advising TriCo’s shareholders not to accept the offer;

•	instituting litigation against the offeror;

•	filing complaints with governmental authorities;

•	having TriCo acquire its own stock;

•	selling or issuing authorized but unissued TriCo stock; or

•	obtaining an offer from another entity.

Banking Laws. Banking laws and regulations require that under certain circumstances before stock of TriCo is acquired, approvals of the Federal Reserve and the California Department of Financial Institutions must be obtained. No bank holding company can acquire 5% or more of any class of voting securities of TriCo without obtaining the prior approval of the Federal Reserve under the Bank Holding Company Act of 1956. No corporation, association or other entity may acquire 25% or more of any class of voting securities of TriCo (or lesser amount if control is obtained) without the prior approval of the Federal Reserve under the such act. No person or entity may acquire 10% or more of any class of voting securities of TriCo without filing a change of control notice with the Federal Reserve under the Change of Bank Control Act and complying with applicable California financial code change of control provisions. These requirements act as a deterrent to a takeover of TriCo or a tender offer for its stock. Such requirements do not prohibit individual shareholders or management from soliciting proxies but may have the effect of deterring corporations, associations or other entities from soliciting proxies to attempt to exercise control over TriCo because of the possibility of being deemed to be bank holding companies by the Federal Reserve. Any entity deemed to be a bank holding company must either cease all activities not closely related to banking or permitted by the Federal Reserve or divest itself of its bank or bank holding company stock.

Shareholder Rights Plan. The board of directors of TriCo adopted a shareholder rights plan in June 2001. The purpose of the shareholder rights plan is to protect and maximize shareholder value and to assist the board of directors of TriCo in ensuring fair and equitable benefit to all TriCo shareholders in the event of a hostile bid to acquire TriCo. TriCo adopted the shareholder rights plan to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the shareholder rights plan imposes a significant penalty on any person or group that acquires 15% or more of TriCo’s outstanding common stock without the approval of TriCo’s board of directors.

Under the shareholder rights plan, a dividend of one preferred stock purchase right was declared for each common share held of record as of the close of business on July 10, 2001. The rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 15% or more of TriCo’s common stock. In that event, each right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either TriCo common stock or shares in an acquiring entity at one-half of market value. The right’s initial exercise price, which is subject to adjustment, was $49.00. TriCo’s board of directors generally will be entitled to redeem the rights at a redemption price of $0.01 per right until an acquiring entity acquires a 15% position in TriCo’s common stock. The rights expire on July 10, 2011.

The effect of the above provisions of TriCo’s articles of incorporation, as well as the shareholder rights plan, may be to deter a future tender offer which might include a substantial premium over the market price of TriCo stock at that time. In addition, these provisions may enable management to retain its position and allow it to resist changes that some TriCo shareholders may deem desirable.

Principal Holders of Voting Securities

As of December 27, 2002, the only shareholder known by TriCo to be beneficial owner of at least 5% of the shares of TriCo stock then outstanding is the ESOP. The following table gives TriCo stock ownership information for:

•	the ESOP;

•	each current director of TriCo;

•	each executive officer listed in the summary compensation table on page 81; and

•	all executive officers and directors of TriCo as a group.

Beneficial Owners	Common Stock Ownership Not Including Stock Owned as a Trustee of the ESOP			Common Stock Ownership Including Stock Owned as a Trustee of the ESOP
	Amount of Shares Beneficially Owned		Percentage of Common Stock Outstanding	Amount of Shares Beneficially Owned		Percentage of Common Stock Outstanding
TriCo Bancshares Employee Stock Ownership Plan and Trust 63 Constitution Drive Chico, CA 95973	565,835	(1)	8.02%	565,835	(1)	8.02%

Craig Carney	36,725	(2)	*	36,725	(2)	*

William J. Casey	312,249	(3)	4.43%	878,084	(3)(14)	12.45%

Craig S. Compton	69,448	(4)	*	69,448	(4)	*

Wendell J. Lundberg	169,117	(5)	2.40%	734,952	(5)(14)	10.42%

Andrew Mastorakis	30,206	(6)	*	30,206	(6)	*

Donald E. Murphy	189,429	(7)	2.68%	189,429	(7)	2.68%

Richard O’Sullivan	98,601	(8)	1.40%	98,601	(8)	1.40%

Thomas J. Reddish	31,966	(9)	*	31,966	(9)	*

Richard P. Smith	114,392	(10)	1.62%	674,763	(10)(14)	9.56%

Robert H. Steveson	164,968	(11)	2.34%	164,968	(11)	2.34%

Carroll R. Taresh	91,495	(12)	1.30%	91,495	(12)	1.30%

Alex A. Vereschagin, Jr.	66,712	(13)	*	66,712	(13)	*

All directors and executive officers as a group (12 persons)	1,375,308	(15)	19.49%	1,919,449	(14)(15)	27.21%

*Less	than 1%.

(1)	The ESOP provides that each of its participants is entitled to direct the ESOP trustees as to the manner in which the shares allocated to the account of such participant are to be voted. As to shares which are not allocated to participants’ accounts, the ESOP’s advisory committee directs the ESOP trustees as to how to vote such shares. As of December 27, 2002, participants in the ESOP were entitled to direct the voting of all 565,835 shares held by the ESOP. Of that total, 77,545 shares had been allocated to the accounts of executive officers of TriCo.
(2)	Includes 34,500 shares for which options are currently exercisable under TriCo’s stock option plans; and 2,225 shares allocated to Mr. Carney’s account in the ESOP.
(3)	Includes 7,250 shares for which options are currently exercisable under TriCo’s stock option plans and 137,647 shares held by a trust for the benefit of Mr. Casey’s sister, of which he is a trustee.
(4)	Includes 17,013 shares held by Mr. Compton as executor of the estate of Gerald H. Compton; 497 shares held by Mr. Compton’s minor children; and 9,250 shares for which options are currently exercisable under TriCo’s stock option plans.
(5)	Includes 6,875 shares for which options are currently exercisable under TriCo’s stock option plans.
(6)	Includes 29,840 shares for which options are currently exercisable under TriCo’s stock option plans; and 366 shares allocated to Mr. Mastorakis’ account in the ESOP.

(7)	Includes 3,558 shares owned by the J. H. McKnight Ranch, of which Mr. Murphy is an officer; 11,036 shares owned by J. H. McKnight Ranch Profit Sharing Plan; 144,214 shares held by Mr. Murphy and his wife as co-trustees of the Blavo Trust; and 6,500 shares for which options are currently exercisable under TriCo’s stock option plans.
(8)	Includes 73,175 shares for which options are currently exercisable under TriCo’s stock option plans; and 10,673 shares allocated to Mr. O’Sullivan’s account in the ESOP.
(9)	Includes 28,000 shares for which options are currently exercisable under TriCo’s stock option plans; and 2,966 shares allocated to Mr. Reddish’s account in the ESOP.
(10)	Includes 78 shares held by Mr. Smith’s wife; 108,750 shares for which options are currently exercisable under TriCo’s stock option plans; and 5,465 shares allocated to Mr. Smith’s account in the ESOP.
(11)	Includes 2,000 shares for which options are currently exercisable under TriCo’s stock option plans.
(12)	Includes 2,000 shares for which options are currently exercisable under TriCo’s stock option plans; and 4,000 shares held by Mr. Taresh’s wife.
(13)	Includes 2,000 shares for which options are currently exercisable by Mr. Vereschagin under TriCo’s stock option plans
(14)	Includes 565,835 shares held by the ESOP of which Messrs. Smith, Casey and Lundberg are trustees (77,545 shares of which have been allocated to the accounts of executive officers under the ESOP).
(15)	Includes 310,140 shares for which options held by executive officers and directors are currently exercisable under TriCo’s stock option plans.

Information About North State’s Business

Description of North State

On March 15, 1982, North State was incorporated as a national bank under the laws of the United States of America. North State is under the supervision of the OCC and is a member of the Federal Reserve System. The North State stock is registered with the SEC pursuant to section 12(g) of the Exchange Act and subject to the information, proxy solicitation, insider trading, and other requirements and restrictions of the Exchange Act. North State is also subject to the periodic reporting requirements of Section 13 of the Exchange Act which include, but are not limited to, the filing of annual, quarterly and other current reports with the OCC. North State is a commercial bank providing banking services to the small business, professional, agricultural and consumer markets in the Greater Chico Urban Area. North State has two locations in Chico, the main office at 525 Salem Street in downtown Chico, and the north Chico office at 2385 Esplanade.

Deposits and Related Services

North State has two offices in Chico, California. North State emphasizes personalized service and offers personal and business checking accounts, savings accounts, NOW accounts, money market accounts, time certificates of deposits, night depository, safe deposit boxes, bank-by-mail services, a drive-up teller at the North Chico Office, a walk-up window at the downtown office, 24-hour phone banking system, two ATMs, sale of cashiers checks and money orders, and direct deposit of social security and other governmental checks. North State provides non-cash courier services to some of its business and professional customers.

Loans and Other Credit Services

North State engages in a range of lending activities, with particular emphasis on business, professional and agricultural customer relationships. North State offers both secured and unsecured loans for working capital, equipment acquisition, expansion, purchase or improvement of real property, as well as seasonal loans and lines of credit. North State has a full range of mortgage lending products, construction loans and home equity lines of credit. Consumer loans are offered for a variety of purposes, including automobile purchase, home improvement and other personal uses. North State also offers VISA credit cards, overdraft protection accounts and personal lines of credit. North State is an approved lender for both Farm Services Administration and U.S. Small Business Administration guaranteed loans and makes loans under various guarantee programs administered by the these federal agencies as well as by agencies of the State of California. The guaranteed portion of such loans amounted to $1,341,000 at September 30, 2002. The guaranteed portion of such loans are not subject to North State’s lending limit, so North State can make larger loans to borrowers under such programs than it might otherwise.

Properties

North State owns its corporate office and main branch located at 525 Salem Street, Chico, California. The property consists of a commercially zoned parcel of approximately 35,000 square feet bounded by 5th, Salem and 6th Streets. It is improved with a two-story office building. Also located on the property is a 2,600 square foot modular facility, which North State used for bank operations from 1982 to 1984 but now leases to a local dental firm. In 1990, North State purchased a contiguous parcel that contains a 2,300 square foot one-story office building. At present it uses this facility for administrative and data processing functions.

North State’s branch office is located at 2385 Esplanade, Chico, California. North State subleases this 4,760 square foot facility from Wells Fargo Bank, N.A. The sublease commenced on December 1, 1996 and terminates on February 28, 2004, with an option to renew for an additional ten years. Monthly rent is $3,457 and increases by 10% every 30 months. North State is responsible for all property taxes, insurance, utilities, and maintenance.

Competition

The banking and financial services business throughout California and in North State’s market area is highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial services providers. North State competes for loans, deposits, and customers for financial services with other commercial banks, savings banks, securities and brokerage companies, insurance companies, finance companies, money market funds, credit unions, and other non-bank financial services providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than North State. Among the advantages such competitors have are their ability to finance wide-ranging advertising campaigns, to offer certain services (for example, trust services) which are not offered directly by North State, and to have substantially higher legal lending limits due to their greater capitalization. In competing for deposits, North State is subject to certain limitations not applicable to non-bank financial institution competitors.

North State considers its primary service area to be the greater Chico Urban Area, which includes both the incorporated city limits of Chico and some of the surrounding unincorporated areas of Butte County. North State competes within this market area with commercial banks, of which all are larger than North State and have greater lending limits. North State also competes for loans and deposits with two savings and loan associations having a total of three offices in the Chico area as well as finance companies, credit unions and other financial institutions.

In order to compete with the other financial services providers, North State principally relies upon local promotional activities, responsive handling of customer needs, personal relationships established by officers, directors and employees with its customers, and specialized services tailored to meet its customers’ needs. In those instances where North State is unable to accommodate a customer’s needs, it may arrange for those services to be provided by a correspondent bank. For customers whose loan demands exceed North State’s legal lending limit, North State may arrange for such loans on a participation basis with other independent banks located outside of North State’s market area. As of September 30, 2002, North State’s legal lending limit to a single borrower and such borrower’s related parties was approximately $2,116,000 on an unsecured basis and $3,527,000 on a combined secured and unsecured basis.

Proceedings

North State is not a party to any material legal proceedings, other than ordinary routine litigation incidental to the business of North State, nor is any of its property the subject of any such proceedings.

Employees

As of September 30, 2002, North State employed 37 persons, of whom eight were part-time employees.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations for 2001 for North State

North State’s management’s discussion and analysis of financial condition and results of operations is intended to provide a better understanding of the significant changes and trends relating to North State’s financial condition, results of operations, liquidity and interest rate sensitivity. The following discussion and analysis is based on the financial statements of North State included in this proxy statement at page F-44 and incorporated by reference. Please read these financial statements carefully.

Overview

North State reported net income of $1,788,538 and diluted earnings per share of $1.41 for the year ended December 31, 2001, a 13.3% increase over December 31, 2000. Net income for 2000 and 1999 was $1,578,843 and $1,433,528, respectively, and diluted earnings per share for 2000 and 1999 were $1.26 and $1.15, respectively. Diluted earnings per share recognize the dilutive effect of stock options not yet exercised. Basic earnings per share were $1.47 for 2001, $1.31 for 2000 and $1.20 for 1999. Net interest income of $5,302,730 for the year ended December 31, 2001 reflects a 9.1% increase over the prior year. Net interest income for 2000 and 1999 was $4,861,744 and $4,602,584, respectively.

Total assets increased 10.6% during 2001 to $128,904,243 at December 31, 2001 from $116,514,731 at December 31, 2000. Loans, net of the reserve for loan losses, increased 3.8%, to $72,561,635 at December 31, 2001 from $69,914,359 at December 31, 2000. Investment securities increased 7.4%, to $39,082,324 at December 31, 2001 from $36,397,197 at December 31, 2000, and federal funds sold increased to $3,302,000 at year-end 2001 from $714,000 at year-end 2000.

Average interest-earning assets increased 8.9% during 2001 to $116,555,000 compared to $106,994,000 in 2000 and $99,884,000 in 1999. The average yield on these assets decreased in 2001 to 7.34% from 8.10% in 2000 and 7.81% in 1999. Average interest-bearing liabilities, consisting of interest-bearing deposits and other borrowed funds, increased 6.3% during 2001 to $92,889,000 compared to $87,397,000 in 2000 and $82,267,000 in 1999. The average interest rate paid on these liabilities during 2001, 2000, and 1999 was 3.50%, 4.35%, and 3.88%. Average noninterest-bearing demand accounts, consisting primarily of business and personal checking accounts, increased 6.1% during 2001 to $19,064,000 compared to $17,972,000 in 2000 and $17,154,000 in 1999.

Shareholders’ equity totaled $12,318,376 at December 31, 2001, compared to $10,498,365 and $8,659,174 in 2000 and 1999, respectively.

Results of Operations

Net Interest Income. The primary component of North State’s operating income is net interest income, which is the difference between interest and fees earned on loans and investments over the interest paid on deposits and borrowed funds. Net interest income for 2001 totaled $5,302,730, an increase of $440,986 or 9.1% over the prior year. Net interest income totaled $4,861,744 and $4,602,584 for 2000 and 1999, respectively.

Net interest income, when expressed as a percentage of total average interest-earning assets, is referred to as the net interest margin. The following table sets forth a comparison of net interest income and net interest margin for the years indicated. North State’s net interest income is affected by the change in the amount and mix of interest-earning assets and interest-bearing liabilities. It is also affected by changes in yields earned on assets and rates paid on deposits and other borrowed funds. Average balances are computed using daily average balances.

	Years Ended December 31,
	2001			2000			1999
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(dollars in thousands)
Assets
Interest-earning assets:
Federal funds sold	$5,660	$227	4.01%	$2,408	$142	5.90%	$1,582	$75	4.74%
Investment securities	39,386	2,210	5.61%	37,396	2,358	6.31%	37,687	2,205	5.85%
Gross loans [1]	71,509	6,114	8.55%	67,190	6,165	9.18%	60,615	5,516	9.10%

Total interest-earning assets	116,555	8,551	7.34%	106,994	8,665	8.10%	99,884	7,796	7.81%

Noninterest-earning assets	7,403			8,246			8,319

Total assets	$123,958			$115,240			$108,203

Liabilities and shareholders’ equity
Interest-bearing liabilities:
Borrowed funds				434	30	6.91%	68	3	4.41%
Interest-bearing demand and savings deposits	55,347	1,349	2.44%	54,044	1,903	3.52%	52,416	1,740	3.32%
Time certificates of deposit	37,542	1,899	5.06%	32,919	1,870	5.68%	29,783	1,451	4.87%

Total interest-bearing liabilities	92,889	3,248	3.50%	87,397	3,803	4.35%	82,267	3,194	3.88%

Noninterest-bearing deposits	19,064			17,972			17,154
Other liabilities	543			586			503
Shareholders’ equity	11,462			9,285			8,279

Total liability and shareholders’ equity	$123,958			$115,240			$108,203

Net interest income		$5,303			$4,862			$4,602

Net interest margin			4.55%			4.54%			4.61%

(1)	Includes loans on nonaccrual of $79,100, $172,900 and $205,900 for 2001, 2000 and 1999, respectively. Interest income on loans includes net loan fees amortized to income of $68,796, $106,646 and $170,300 for 2001, 2000 and 1999, respectively.

Changes in net interest income can be attributed to changes in the yield on interest-earning assets and to changes in the rate paid on interest-bearing liabilities. It can also be attributed to changes in the volume of interest-earning assets and interest-bearing liabilities. The impact of changes in volume and rate on net interest income in 2001 and 2000 is shown in the following table. Changes attributed to both volume and rate have been allocated to rate.

	2001 Compared to 2000			2000 Compared to 1999
	Volume	Rate	Total	Volume	Rate	Total
	(dollars in thousands)
Federal funds sold	$111	$(26)	$85	$46	$21	$67
Investment securities	155	(303)	(148)	(28)	181	153
Loans	846	(897)	(51)	600	49	649

Total	1,112	(1,226)	(114)	618	251	869

Borrowed funds	(30)	—	(30)	25	2	27
Interest-bearing demand and savings accounts	47	(601)	(554)	54	109	163
Time certificates	130	(101)	29	163	256	419

Total	$147	$(702)	$(555)	$242	$367	$609

Increase (decrease) in net interest income	$965	$(524)	$441	$376	$(116)	$260

Provision for Loan Losses. The provision for loan losses, an operating expense of North State, creates a reserve for estimated future loan losses. As losses on specific loans are identified, that portion deemed uncollectible is charged against the reserve. The reserve is increased when loan loss provisions are charged to earnings or when previous losses are recovered, and it is decreased when loan losses are charged against the reserve.

Noninterest Income. Noninterest income consists primarily of service charges on deposit accounts, other fees and charges collected by North State for both deposit and loan accounts, fees collected on merchant card services and ATM card transactions and miscellaneous fee income. Noninterest income increased $190,480, or 43.7%, during 2001 as compared to 2000. This increase was due primarily to gains on sales of available-for-sale investment securities which totaled $141,351. While several security sales occurred during the year, these transactions are considered “one-time” events and are not considered to be part of North State’s core earnings. Without these gains, noninterest income increased $49,129, or 11.3%, during 2001 as compared to the prior year. The major component of recurring noninterest income is service charges on deposit accounts, a category that includes charges for maintenance of demand and savings accounts, and charges collected for overdrafts on demand accounts. Service charges on deposit accounts increased $30,337, or 11.3%, in 2001 compared to 2000. The primary contributor to this increase was charges on overdrafts. Average overdrafts outstanding and the number of overdrafts in 2001 increased compared to 2000. Real estate loan broker fees contributed approximately $32,000 in the other income category. The table below sets forth the major components of noninterest income for the years indicated:

	2001	% Increase/ (% decrease)	2000	% Increase/ (% decrease)	1999
	(dollars in thousands)
Service charges on deposit accounts	$302	11.0%	$272	(4.9)%	$286
Service charges and fees on credit and ATM cards	62	1.6%	61	29.8%	47
Fees for merchant card services	46	(8.0)%	50	(50.0)%	100
Other income	215	313.5%	52	30.0%	40

Total	$625	43.7%	$435	(8.0)%	$473

Noninterest Expense. Other expenses consist of salaries and related benefits, occupancy and equipment expenses and other expense. The table below sets forth the components of noninterest expense for the years indicated:

	2001	% Increase/ (% decrease)	2000	% Increase/ (% decrease)	1999
	(dollars in thousands)
Salaries and benefits	$1,492	0.4%	$1,486	2.8%	$1,446
Occupancy expense	197	8.8%	181	(0.5)%	182
Equipment expense	272	3.8%	262	11.0%	236
Professional fees	113	(5.8)%	120	12.1%	107
Stationery and supplies	50	4.2%	48	(17.2)%	58
Directors fees	79	19.7%	66	(1.5)%	67
Other expenses	541	8.2%	500	(0.2)%	501

Total	$2,744	3.0%	$2,663	2.5%	$2,597

Income Taxes. Income tax expense reflects effective rates on earnings before income taxes of 40.7%, 40.0% and 38.6% for each of the years in the three-year period ended December 31, 2001. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement and tax bases of assets and liabilities. Net deferred tax assets totaled $186,000 and $344,000 at December 31, 2001 and 2000, respectively. The reduction in this category is due primarily to the tax effect of the change in the unrealized gains and losses on North State’s available-for-sale investment portfolio.

Financial Condition

Assets. Total assets increased $12,389,512, or 10.6%, to $128,904,243 as of December 31, 2001, from $116,514,731 as of December 31, 2000. Liquid assets in the form of interest-bearing deposits and federal funds sold make up approximately $7,800,000 of the growth. Loans, less the reserve for loan losses (net loans), and investments each contribute approximately $2,600,000 to the increase and reflect growth of 3.8% and 7.4%, respectively. The remaining asset categories, cash and due from balances, premises and equipment, and accrued interest and other assets combine for a decrease of approximately $700,000.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash on hand, deposits at correspondent banks and federal funds sold. North State maintains balances at correspondent banks adequate to cover daily in clearings and other charges. Cash and cash equivalents increased approximately $7,524,000, or 106%, to $14,630,000 at December 31, 2001 from $7,106,000 at December 31, 2000. Average balances for cash and cash equivalents in 2001 totaled $12,079,000, or a 50% increase over the $8,050,000 average balance in 2000. The growth in these accounts was concentrated in federal funds sold and interest bearing deposit accounts. Federal funds sold increased steadily throughout the year, while interest-bearing deposits increased primarily in the last quarter of the year.

Investment Securities. Investment securities increased by $2,685,127, or 7.4%, to $39,082,324 at December 31, 2001, from $36,397,197 at December 31, 2000. Investment securities are classified into the following categories:

•	Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as other comprehensive income (loss) within shareholders’ equity.

•	Held-to-maturity securities, which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

At the time securities are purchased, management determines the appropriate classification of its investments. Changes to these classifications may occur only in limited circumstances. Any such transfers are accounted for at fair value.

At December 31, 2001, North State’s available-for-sale portfolio consisted of U.S. Treasury securities, U.S. Government agency securities, government-guaranteed mortgage-related securities, and other securities, with an amortized cost of $37,479,648 and an estimated market value of $37,809,350, for a gross unrealized gain of $329,702. The unrealized gain, net of $136,172 in tax liabilities, is recorded as accumulated other comprehensive income within shareholders’ equity. The market value of available-for-sale securities is included as a component of North State’s liquid assets.

At December 31, 2001, North State’s held-to-maturity portfolio consisted of obligations of state and political subdivisions with an amortized cost of $1,272,974 and an estimated market value of $1,307,000, for a gross unrealized gain of $34,026.

Loans. North State engages in a range of lending activities, with particular emphasis on business, professional and agricultural customer relationships. North State offers both secured and unsecured loans for working capital, equipment acquisition, expansion, purchase or improvement of real property, as well as seasonal loans and lines of credit. North State is an approved lender for both U.S. Farmers Home Administration and U.S. Small Business Administration guaranteed loans. North State has a full range of mortgage lending products, construction loans, and home equity lines of credit. Consumer loans and VISA credit cards are offered for a variety of purposes, including automobile purchase, home improvement, and other personal uses.

The table below sets forth the type and amounts of loans outstanding at the end of the years indicated:

	Years Ended December 31,
	2001	Percent	2000	Percent	1999	Percent	1998	Percent	1997	Percent
	(dollars in thousands)
Commercial/agricultural	$21,468	29.1%	$21,634	30.6%	$23,258	35.9%	$20,345	35.8%	$19,849	40.3%
Realestate—mortgage	44,132	59.9%	42,436	59.9%	36,899	56.9%	29,841	52.6%	24,553	49.9%
Real estate—construction	5,392	7.3%	3,771	5.3%	2,350	3.6%	3,915	6.9%	2,484	5.0%
Installment	2,686	3.7%	2,983	4.2%	2,291	3.6%	2,683	4.7%	2,366	4.8%

Total loans	73,678	100.0%	70,824	100.0%	64,798	100.0%	56,784	100.0%	49,252	100.0%
Reserve for loan losses	(985)		(818)		(970)		(849)		(834)
Deferred loan fees	(131)		(92)		(59)		(114)		(142)

Total net loans	$72,562		$69,914		$63,769		$55,821		$48,276

Nonperforming Assets. Loans are generally placed on non-accrual status when principal or interest payments are past due 90 days or more. Certain loans are placed on nonaccrual earlier if there is a reasonable doubt as to the collectibility of interest. Loans which are in the process of renewal in the normal course of business or are well secured and in the process of collection continue to accrue interest if management considers the risk of loss to be minimal.

At year-end 2001 North State had no loans on nonaccrual status compared to $172,900 at year-end 2000 and $205,900 at year-end 1999. Interest income foregone on nonaccrual loans totaled $15,000 and $32,000 in 2000 and 1999, respectively. There was no foreclosed real estate at December 31, 2001, 2000, or 1999.

Reserve for Loan Losses. North State maintains a reserve for loan losses to absorb future losses. As losses on specific loans are identified, that portion deemed uncollectible is charged against the reserve. The level of the reserve is based on a continuous analysis of the loan portfolio and, at December 31, 2001, reflected an amount, which in management’s judgment, was adequate to provide for known and inherent loan losses. In evaluating the adequacy of the reserve, management gives consideration to the composition of the loan portfolio, the performance of loans in the portfolio, evaluations of loan collateral, prior loss experience, current economic conditions and the prospects or worth of respective borrowers or guarantors.

The reserve is increased when loan loss provisions are charged to earnings or when previous losses are recovered, and it is decreased when loan losses are charged against the reserve. The reserve for loan losses at December 31, 2001 was $984,913, or 1.34% of gross loans outstanding, as compared to $818,126, or 1.16% of gross loans outstanding, at December 31, 2000.

Impaired loans are recorded at the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the value of the collateral if the loan is collateral dependent. No loans were considered to be impaired at December 31, 2001 or 2000. One loan, totaling $205,900, was considered to be impaired at December 31, 1999. The table below reflects the activity within the reserve for loan losses for the years ended December 31, 2001, 2000, 1999, 1998, and 1997, respectively:

	2001	2000	1999	1998	1997
	(dollars in thousands)
Balance, beginning of year	$818	$970	$849	$834	$697
Provision charged to expense	169	—	145	—	37
Charge-offs:
Commercial	—	(199)	(14)	(5)	(15)
Real estate	—	—	(23)	—	—
Installment	(6)	(1)	(1)	(6)	(13)

Total charge-offs	(6)	(200)	(38)	(11)	(28)

Recoveries:
Commercial	—	9	7	25	127
Real estate	3	3	7	—	—
Installment	1	36	—	1	1

Total recoveries	4	48	14	26	128

Net (charge-offs) recoveries	(2)	(152)	(24)	15	100

Balance, end of year	$985	$818	$970	$849	$834

Reserve as percentage of gross loans outstanding	1.3%	1.2%	1.5%	1.5%	1.7%

Commitments. In the normal course of business, North State maintains outstanding commitments to extend credit. These outstanding commitments are considered when North State establishes the reserve for loan losses. North State had unfunded loan commitments, including standby letters of credit, totaling $19,323,000 and $19,169,000 at year end 2001 and 2000, respectively. The majority of unfunded loan commitments outstanding at December 31, 2001 and 2000 bear floating rates of interest.

North State uses the same credit policies in making commitments as it does in extending loans to customers. North State evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the customer. The types of collateral held vary, but may include accounts receivable, inventory, property, plant, equipment and residential and income producing properties.

Deposits. Deposits represent North State’s primary source of funds to support its various lending and investment activities. Substantially all of North State’s deposits are from individuals and businesses within North State’s service area. The following table represents the composition of deposits by type at December 31, 2001, 2000, 1999, 1998, and 1997, respectively:

	2001	Percent	2000	Percent	1999	Percent	1998	Percent	1997	Percent
	(dollars in thousands)
Noninterest-bearing demand	$23,274	20.0%	$19,079	18.1%	$18,682	17.8%	$18,783	19.6%	$17,746	21.5%
Interest-bearing:
Savings	4,649	4.0%	4,085	3.9%	4,956	4.7%	5,957	6.2%	5,520	6.7%
Money market	33,459	28.8%	29,475	28.0%	30,114	28.8%	26,029	27.1%	18,734	22.7%
NOW accounts	17,695	15.2%	16,507	15.6%	16,587	15.8%	15,407	16.1%	15,283	18.6%
Time, less than $100,000	15,125	13.0%	14,665	13.9%	14,931	14.3%	15,040	15.7%	13,952	16.9%
Time, $100,000 or more	21,967	19.0%	21,585	20.5%	19,509	18.6%	14,668	15.3%	11,189	13.6%

Total interest-bearing	92,895	80.0%	86,317	81.9%	86,097	82.2%	77,101	80.4%	64,678	78.5%

Total deposits	$116,169	100.0%	$105,396	100.0%	$104,779	100.0%	$95,884	100.0%	$82,424	100.0%

Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. North State’s market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. North State has established an asset liability management system to protect earnings from undue exposure to interest rate risk. The major elements used to manage interest rate risk include the mix of fixed and variable rate assets and liabilities and the maturity patterns of assets and liabilities. North State monitors and manages its interest rate sensitivity on an ongoing basis to minimize the effects of changing interest rates. To that end, management actively monitors and manages its interest rate risk exposure. North State does not have any market risk sensitive instruments entered into for trading purposes. Management uses several different tools to monitor its interest rate risk. One measure of exposure to interest rate risk is gap analysis. A positive gap for a given period means that the amount of interest-earning assets maturing or otherwise repricing within such period is greater than the amount of interest-bearing liabilities maturing or otherwise repricing within the same period. North State uses a number of methods to manage and control this imbalance, including adjustments of rates offered on certificates of deposit, selected deposit promotion activities, pricing of fixed-rate loans, and by management of the maturity schedule of the investment portfolio. Also, North State uses interest rate simulations to estimate the effect of certain hypothetical rate changes. Based upon North State’s simulations, net interest income is expected to rise with declining market rates and fall slightly with increasing market rates.

At December 31, 2001, $21.9 million, or 30.3%, of North State’s loans contained a variable rate provision. At that same date, $55.8 million, or 48%, in deposits either contained a variable rate or were potentially subject to rate adjustment within 90 days or less. Additionally, another $23.3 million in demand deposits are noninterest-bearing. During 2001 North State’s prime lending rate decreased an unprecedented 450 basis points. Despite this decrease, North State has been able to maintain its net interest margin equal to the previous year due to its ability to reprice its core deposits. Additionally, while North State’s total deposits increased 10.2% in 2001, noninterest-bearing deposits increased 22% helping reduce overall funding costs.

The following table sets forth the distribution of repricing opportunities for North State’s interest-earning assets and interest-bearing liabilities, the interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities), the cumulative interest rate sensitivity gap and the cumulative gap as a percentage of total interest-earning assets, as of December 31, 2001. The interest rate relationships between the repriceable assets and repriceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table, therefore, should only be used as a guide as to the possible effect changes in interest rates might have on the net margins of North State.

	Next Day to 3 Months	Over 3 Months Through 12 Months	One Year Through 5 Years	Over 5 Years	Total
	(dollars in thousands)
Assets
Federal funds sold	$3,302				$3,302
Interest-bearing deposits	5,430				5,430
Investment securities	9,355	$8,925	$15,142	$5,660	39,082
Loans	24,585	546	9,992	38,554	73,677

Total interest-earning assets	42,672	9,471	25,134	44,214	121,491

Liabilities
NOW accounts	17,695				17,695
Savings	4,649				4,649
Money market accounts	33,459				33,459
Time under $100,000	5,958	8,200	967		15,125
Time $100,000 and over	11,568	9,655	744		21,967

Total interest-bearing liabilities	73,329	17,855	1,711		92,895

Net interest-earning (bearing) assets (liabilities)	$(30,657)	$(8,384)	$23,423	$44,214	$28,596

Cumulative net interest-earning (bearing) assets (liabilities) (“GAP”)	$(30,657)	$(39,041)	$(15,618)	$28,596

Cumulative GAP as percent of total interest-earning assets	-25.23%	-32.13%	-12.86%	23.54%

The following table sets forth the distribution of the expected maturities of North State’s interest-earning assets and interest-bearing liabilities as well as the fair value of these instruments. Expected maturities are based on contractual payments adjusted for the estimated effect of prepayments. Savings accounts and interest-bearing transaction accounts, which have no stated maturity, are included in the one year or less maturity category.

	2002	2003	2004	2005	2006	There-after	Total	Fair Value
	(dollars in thousands)
Federal funds sold	$3,302						$3,302	$3,302
Weighted average rate	1.71%						1.71%
Interest-bearing deposits	5,430						5,430	5,430
Weighted average rate	1.79%						1.79%
Investment securities	18,280	$7,077	$4,833	$500	$3,232	$5,160	39,082	39,116
Weighted average rate	5.33%	4.95%	5.62%	4.03%	5.23%	5.79%	5.36%
Fixed rate loans	3,167	1,891	2,976	1,803	3,322	38,560	51,719	53,446
Weighted average rate	7.78%	7.83%	9.18%	8.32%	8.72%	7.94%	8.07%
Variable rate loans [1]	14,615	1,278	885	838	483	3,859	21,958	21,971
Weighted average rate	6.65%	7.66%	6.83%	7.09%	7.73%	7.19%	6.85%

Total interest-earning assets	44,794	10,246	8,694	3,141	7,037	47,579	121,491	123,265

Savings deposits [2]	13,857					41,946	55,803	55,803
Weighted average rate	1.46%					1.46%	1.46%
Time deposits	35,382	1,344	103	252	11		37,092	37,405
Weighted average rate	3.72%	5.56%	3.91%	5.79%	9.09%		3.80%

Total interest-bearing liabilities	$49,239	$1,344	$103	$252	$11	$41,946	$92,895	$93,208

(1)	Of the total variable rate loans, 100% reprice in one year or less.
(2)	Savings deposits include interest-bearing transaction accounts.

Capital Resources

Shareholders’ equity increased to $12,318,376 at December 31, 2001 from $10,498,365 at December 31, 2000, a 17.3% increase. Shareholders’ equity primarily increased due to net income of $1,788,538. On June 1, 2001, North State paid a $0.35 per share cash dividend. Basic earnings per share increased to $1.47 in 2001 from $1.31 in 2000. Diluted earnings per share increased to $1.41 in 2001 from $1.26 in 2000. Return on average shareholders’ equity for 2001 was 15.7%, compared to 16.5% for 2000 and 17.35 for 1999.

The OCC adopted risk-based capital adequacy guidelines in January 1989 for national banks. The risk-based capital adequacy guidelines establish a risk-based capital ratio based on the overall risk of the entity determined by (i) assigning weighted risks to each balance sheet asset and certain off-balance sheet commitments, and (ii) adding up all of the weighted risks of all assets and included off-balance sheet commitments to obtain the total risk. Effective December 31, 1990, the OCC established minimum capital ratios for national banks using both risk-weighted assets (risk-based capital ratio) and average assets (leverage ratio).

As of December 31, 2001, North State’s total risk-based capital ratio was 16.2%, compared to 15.3% at December 31, 2000. As of December 31, 2001, North State’s Tier 1 risk-based capital ratio was 15.0%, compared to 14.3% in 2000. North State’s leverage ratio (shareholders’ equity to average assets ratio) was 9.5% at year-end 2001 compared to 9.2% at year-end 2000. The minimum regulatory requirements for a “well-capitalized” financial institution for total risk-based, Tier 1 risk-based and leverage capital ratios are 10.0%, 6.0%, and 5.0%, respectively, and the minimum regulatory requirements are 8.0%, 4.0%, and 4.0%, respectively. As of December 31, 2001, North State exceeds all regulatory capital requirements.

Liquidity

North State considers liquidity as its ability to meet unexpected deposit withdrawals of a short-term nature and to meet increased loan demand. Management monitors North State’s liquidity position continuously in relation to changes in long-term and short-term investment rates and projects North State’s liquidity position based on loan and deposit trends with particular attention by management to assets and liabilities that are rate sensitive.

North State measures its basic liquidity as the sum of federal funds sold, cash and due from banks (net of float and reserves), interest-bearing deposits, the market value of investment securities (net of pledged securities), and the salable portion of government-guaranteed loans, less the sum of short-term borrowings, 25% of certificates of deposit maturing within 30 days, 30% of certificates of deposit in amounts in excess of $100,000 and 10% of demand, savings, NOW and money market deposit accounts.

At December 31, 2001, this measure of liquidity was $32.4 million, compared with $24.5 million at December 31, 2000. As of December 31, 2001, North State had secured Fed funds lines or repurchase lines totaling $15.0 million. During 2001 North State did not need to utilize these lines to meet liquidity needs. As of December 31, 2001, the portion of loans guaranteed by agencies of the U.S. Government was $1.7 million. This guaranteed portion is readily salable in secondary markets within a 30-day period.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations for the First Nine Months of 2002 for North State

North State’s management’s discussion and analysis of financial condition and results of operations is intended to provide a better understanding of the significant changes and trends relating to North State’s financial condition, results of operations, liquidity and interest rate sensitivity. The following discussion and analysis is based on the financial statements of North State included in this proxy statement at page F-68 and incorporated hereby by reference. Please read these financial statements carefully.

Overview

North State had net income of $532,000 for the quarter ended September 30, 2002. Those earnings represent a 12.7% increase over the $472,000 reported for the same period in 2001. Basic earnings per share for the quarter were $0.43 while diluted earnings per share totaled $0.41, compared to $0.39 and $0.37, respectively in 2001. Net income for the nine-month period ended September 30, 2002, totaled $1,540,000 and represents a 22.6% increase over the $1,256,000 reported for the same period in 2001. Basic earnings per share for the nine-month period were $1.26 while diluted earnings per share totaled $1.20, compared to $1.04 and $0.99, respectively in the prior year.

The improvement in results during third-quarter 2002 compared to third-quarter 2001 was due to a $118,000 (8.6%) increase in net interest income to $1,489,000, a $24,000 (100%) decrease in the provision for loan losses, and a $21,000 (15.4%) increase in noninterest income to $157,000. These contributing factors were partially offset by a $56,000 (8.3%) increase in noninterest expense to $730,000 for the quarter.

The improvement in results for the nine-month period ended September 30, 2002, compared to the results for the similar period in 2001 was due to a $487,000 (12.5%) increase in net interest income to $4,369,000, and a $90,000 (100%) decrease in the provision for loan losses. These contributing factors were partially offset by a $82,000 (4%) increase in noninterest expense to $2,144,000 for the nine-month period.

North State’s assets totaled $140,686,000 at September 30, 2002, and represents an increase of $11,782,000 (8.4%) from December 31, 2001 and an increase of $14,463,000 (11.5%) from September 30, 2001.

The following table sets forth key ratios for the periods ended September 30, 2002 and December 31, 2002:

	September 30, 2002	December 31, 2001
Return on assets
(annualized net income divided by average assets)	1.48%	1.44%
Return on equity
(annualized net income divided by average equity)	15.86%	15.60%
Divided payout
(dividends per share divided by annualized net income per share)	23.81%	23.80%
Equity to assets
(average equity divided by average assets)	9.33%	9.25%

Results of Operations

Net Interest Income/Net Interest Margin. The primary component of North State’s operating income is net interest income, which is the difference between interest and fees earned on loans, investments and any other earning assets over the interest paid on deposits and borrowed funds. Net interest income for the nine month period ended September 30, 2002, totaled $4,369,000, an increase of $487,000 or 12.5% over the same period the previous year.

Net interest income, when expressed as a percentage of total average interest-earning assets, is referred to as the net interest margin. The tables on the following pages set forth a comparison of net interest income and net interest margin for the periods indicated, and provide summaries of the components contributing to the changes in net interest income. North State’s net interest income is affected by the change in the amount and mix of interest-earning assets and interest-bearing liabilities. It is also affected by changes in yields earned on assets and rates paid on deposits and other borrowed funds. Changes in net interest income can be attributed to changes in the yield on interest-earning assets and to changes in the rate paid on interest-bearing liabilities. It can also be attributed to changes in the volume of interest-earning assets and interest-bearing liabilities. The impact of changes in volume and rate on net interest income in 2002 and 2001 is shown in the “Changes in Volume/Rate” table. Changes attributed to both volume and rate have been allocated to rate.

For the quarter ended September 30, 2002, interest income decreased $147,000 (6.8%) over the same period in 2001. Average balances on earning assets during this same period increased $19,226,000 (16.4%). Contributing to this increase in average earning assets were investment securities, loans, and federal funds sold and other assets, up $15,923,000 (41.6%), $1,609,000 (2.2%), and $1,694,000 (26.3%), respectively. The average yield on securities, loans, and federal funds sold was lower by 171, 81, and 192 basis points, respectively. The overall yield on average earning assets decreased 145 basis points to 5.82%.

For the third quarter of 2002 interest expense decreased $265,000 (33.9%) over the same period in 2001. During this same period average interest-bearing deposit balances increased $13,274,000 (14%).

The average cost on interest-bearing deposits decreased 138 basis points to 1.90% compared to the same quarter, one year ago.

The net effect of decreases in both interest income and interest expense for the third quarter 2002 versus 2001 was an increase of $118,000 (8.6%) in net interest income. Net interest margin for the third quarter was down 31 basis points to 4.32% at September 30, 2002, from 4.63% at September 30, 2001. The larger relative increase in earning assets, compared to the increase in net interest income contributed to this decrease in net interest margin.

For the nine months ended September 30, 2002, interest income decreased $590,000 (9.1%) over the same period in 2001. Average balances on earning assets during this same period increased $16,167,000 (14%). Contributing to this increase in average earning assets were investment securities, loans, and federal funds sold and other assets, up $13,526,000 (36.3%), $1,159,000 (1.6%), and $1,482,000 (22.3%), respectively. The average yield on securities, loans, and federal funds sold was lower by 157, 101, and 273 basis points, respectively. The overall yield on average earning assets decreased 153 basis points to 6.02%.

For the nine months ended September 30, 2002, interest expense decreased $1,077,000 (41%) over the same period in 2001. During this same period average interest-bearing deposit balances increased $10,959,000 (11.8%). The average cost on interest-bearing deposits decreased 179 basis points to 2.00% compared to the same quarter, one year ago.

The declining interest rate environment seen throughout 2001 has continued into 2002, although in somewhat of a different manner. Contrary to the numerous rate reductions initiated by the Federal Reserve throughout 2001, loan and investment security maturities, calls and refinances have resulted in loss of older, higher earning assets and replacement with new assets at significantly lower interest rates, resulting in lower portfolio yields. North State has been able to offset some of this income loss by aggressively tracking and reducing the cost of funds in the deposit portfolio.

	Nine Months Ended September 30,
	2002			2001
	Average Balance[1]	Income/ Expense	Yield/ Rate[2]	Average Balance[1]	Income/ Expense	Yield/ Rate[2]
	(dollars in thousands)
Assets
Interest-earning assets:
Federal funds sold and other	$8,136	$115	1.89%	$6,654	$230	4.62%
Investment securities	50,813	1,630	4.29%	37,287	1,633	5.86%
Gross loans [3]	72,443	4,174	7.70%	71,284	4,646	8.71%

Total interest-earning assets	131,392	5,919	6.02%	115,225	6,509	7.55%

Cash and due from banks	6,058			5,334
Premises and equipment	1,409			1,550
Other assets, net	1,165			1,397
Less: allowance for loan loss	(968)			(845)

Total noninterest-earning assets	7,664			7,436

Total assets	$139,056			$122,661

Liabilities and shareholders’ equity
Interest-bearing liabilities:
Interest-bearing demand and savings deposits	67,709	757	1.49%	55,097	1,122	2.72%
Time certificates of deposit	35,809	793	2.96%	37,462	1,505	5.37%

Total interest-bearing liabilities	103,518	1,550	2.00%	92,559	2,627	3.79%

Noninterest-bearing deposits	22,053			18,346
Other liabilities	507			565
Shareholders’ equity	12,978			11,191

Total liability and shareholders’ equity	$139,056			$122,661

Net interest rate spread [4]			4.02%			3.76%

Net interest income		$4,369			$3,882

Net interest margin [5]			4.45%			4.50%

(1)	Average balances are computed principally on the basis of daily balances.
(2)	Yield/Rates are annualized.
(3)	Includes loans on nonaccrual of $3 and $106 for 2002 and 2001, respectively. Interest income on loans includes net loan fees amortized to income of $94 and $45 for 2002 and 2001, respectively (all in thousands).
(4)	Net interest rate spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(5)	Net interest margin is computed by dividing net interest income by total average earning assets.

	Three Months Ended September 30,
	2002			2001
	Average Balance[1]	Income/ Expense	Yield/ Rate[2]	Average Balance[1]	Income/ Expense	Yield/ Rate[2]
	(dollars in thousands)
Assets
Interest-earning assets:
Federal funds sold and other	$8,129	$39	1.90%	$6,435	$62	3.82%
Investment securities	54,148	542	3.97%	38,225	547	5.68%
Gross loans [3]	74,454	1,424	7.59%	72,845	1,543	8.40%

Total interest-earning assets	136,731	2,005	5.82%	117,505	2,152	7.27%

Cash and due from banks	5,505			5,643
Premises and equipment	1,425			1,513
Other assets, net	1,132			1,508
Less: allowance for loan loss	(935)			(894)

Total noninterest-earning assets	7,127			7,770

Total assets	$143,858			$125,275

Liabilities and shareholders’ equity
Interest-bearing liabilities:
Interest-bearing demand and savings deposits	72,471	274	1.50%	56,164	314	2.22%
Time certificates of deposit	35,260	242	2.72%	38,293	467	4.84%

Total interest-bearing liabilities	107,731	516	1.90%	94,457	781	3.28%

Noninterest-bearing deposits	22,132			18,752
Other liabilities	627			505
Shareholders’ equity	13,368			11,561

Total liability and shareholders’ equity	$143,858			$125,275

Net interest rate spread [4]			3.92%			3.99%

Net interest income		$1,489			$1,371

Net interest margin [5]			4.32%			4.63%

(1)	Average balances are computed principally on the basis of daily balances.
(2)	Yield/Rates are annualized.
(3)	Includes loans on nonaccrual of $7 for 2002. Interest income on loans includes net loan fees amortized to income of $37 and $19 for 1992 and 2001, respectively (all dollars in thousands).
(4)	Net interest rate spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(5)	Net interest margin is computed by dividing net interest income by total average earning assets.

Financial Condition

	For the Nine Months Ended September 30, 2002 Compared to 2001
	Volume	Yield/Rate	Total
	(dollars in thousands)
Federal funds sold	$69	$(184)	$(115)
Investment securities	(11)	8	(3)
Loans [1,2]	77	(549)	(472)

Total	135	(725)

Interest-bearing demand and savings accounts	377	(743)	(366)
Time certificates	(63)	(648)	(711)

Total	314	(1,391)	(1,077)

(Decrease)/increase in net interest income	$(179)	$666	$487

(1)	Nonaccrual loans are included.
(2)	Interest income on loans includes net loan fees amortized to income of $94 and $45 for 2002 and 2001, respectively (in thousands).

	For the Three Months Ended September 30, 2002 Compared to 2001
	Volume	Yield/Rate	Total
	(dollars in thousands)
Federal funds sold	$25	$(48)	$(23)
Investment securities	(14)	10	(4)
Loans [1,2]	35	(154)	(119)

Total	46	(192)	(146)

Interest-bearing demand and savings accounts	340	(379)	(39)
Time certificates	(35)	(190)	(225)

Total	305	(569)	(264)

(Decrease)/increase in net interest income	$(259)	$377	$118

(1)	Nonaccrual loans are included.
(2)	Interest income on loans includes net loan fees amortized to income of $37 and $19 for 2002 and 2001, respectively (in thousands).

Provision for Loan Losses.    North State has not added to the allowance for loan losses during 2002. In contrast, during the third quarter 2001 North State provided $24,000 to the allowance and for the nine-month period ended September 30, 2001 provided a total of $90,000 to the allowance. Net charge-offs for all loans in the second quarter of 2002 totaled $2,000 versus zero in the year earlier period. Net charge-offs for the nine-month period ended September 30, 2002, totaled $51,000 versus net recoveries of $2,000 in the year earlier period. One loan for $64,000 comprises the bulk of the 2002 charge-offs and the increase in net charge-offs in 2002 is not indicative of an adverse trend in the loan portfolio.

Noninterest Income.    Noninterest income increased $21,000 (15.4%) to $157,000 in the quarter ended September 30, 2002, from $136,000 in the same quarter of 2001. The increase in noninterest income from the year-ago quarter was mainly due to a $16,000 increase in gain on sale of securities.

For the nine-month period ended September 30, 2002, noninterest income decreased $2,000 (0.5%) to $421,000 from $423,000 in the same period of 2001. There were no significant trends or changes in this category.

Noninterest Expense.    Noninterest expense increased $56,000 (8.3%) to $730,000 in the quarter ended September 30, 2002, from $674,000 in the same quarter of 2001. The increase in noninterest expense from the year ago quarter was mainly due to increased annual costs associated with lower earnings allowances on balances maintained at correspondent banks.

For the nine-month period ended September 30, 2002, noninterest expense increased $82,000 (4%) to $2,144,000 from $2,062,000 in the same period of 2001. There were no other significant trends or changes in this category.

Loans.    At September 30, 2002, net loans totaled $76,343,000 and were $3,781,000 (5%) higher than the 2001 year-ending balance of $72,562,000 and $4,305,000 (6%) higher than the balances at September 30, 2001. On a year-over-year basis at September 30, loans changed by category as follows: commercial/agricultural increased $256,000 (1.2%), real estate mortgage increased $4,544,000 (10.1%), real estate construction increased $186,000 (4%) and consumer decreased $349,000 (25.4%). North

State’s net loan to total deposit ratio decreased to 60.2% at September 30, 2002, from 62.5% at December 31, 2001, and 63% at September 30, 2001.

North State continues to emphasize loan quality in both the ongoing management and the monitoring of existing relationships and the acquisition of new relationships. At September 30, 2002 and December 31, 2001, there were no loans on non-accrual status, nor were there any loans deemed to be impaired. Total loan delinquencies at September 30, 2002, represented 0.38% of the portfolio. In comparison, total loan delinquencies were 0.30% at December 31, 2001 and 0.09% at September 30, 2001. North State focuses its business development and calling efforts on certain customers and prospects it feels would provide high quality loans and profitable banking relationships. Management expects to continue its emphasis on making commercial loans to small and medium sized businesses, agribusiness, and professionals.

The composition of the loan portfolio as of September 30, 2002 and December 31, 2001 is summarized in the table below:

	September 30, 2002	December 31, 2001
	(dollars in thousands)
Commercial/agricultural loans	$21,782	$21,331
Real estate construction loans	4,838	5,392
Real estate mortgage loans	49,813	45,784
Installment loans	1,024	1,171

Total gross loans	77,457	73,678
Deferred loan fees	(182)	(131)
Allowance for loan losses	(932)	(985)

Total net loans	$76,343	$72,562

The following table shows the maturity distribution of loans and sensitivity in interest rates as of September 30, 2002.

	In One Year or Less	After One Year Through Five Years	After Five Years	Total
	(dollars in thousands)
Commercial/agricultural	$11,497	$6,621	$3,649	$21,767
Real estate construction loans	3,760	—	1,078	4,838
Real estate mortgage loans	2,730	5,843	41,073	49,646
Installment loans	690	307	27	1,024

Total	$18,677	$12,771	$45,827	$77,275

Loans with fixed interest rates	4,053	7,823	41,606	53,482
Loans with floating interest rates	14,624	4,948	4,221	23,793

Total	$18,677	$12,771	$45,827	$77,275

Allowance for Loan Losses.    North State maintains an allowance for loan losses to absorb future losses. As losses on specific loans are identified, that portion deemed uncollectible is charged against the allowance. The level of the allowance is based on a continuous analysis of the loan portfolio and, at September 30, 2002, reflected an amount, which in management’s judgment, was adequate to provide for known and inherent loan losses. In evaluating the adequacy of the allowance, management gives consideration to the composition of the loan portfolio, the performance of loans in the portfolio, evaluations of loan collateral, prior loss experience, current economic conditions and the prospects or worth of respective borrowers or guarantors. The allowance is increased when loan loss provisions are charged to earnings or when previous losses are recovered, and it is decreased when loan losses are charged against the allowance. Management identifies specific problem loans where the actual loss potential can be specifically estimated, and uses loss factors by loan group categories for those loans where the actual loss potential cannot be determined. In further evaluating the adequacy of the allowance and the factors used in its calculation, management uses a migration analysis of North State’s historical loss experience on each category of loan included in the allowance calculation.

The following tables presents a summary of loss experience in the allowance for loan losses:

	Three Months Ended
	September 30, 2002	September 30, 2001
	(dollars in thousands)
Beginning allowance at July 1, 2002 and 2001, respectively	$934	$886
Provision for loan losses	—	24
Losses charged to the allowance	(7)	(1)
Recoveries of amounts charged off	5	1

Ending allowance	$932	$910

Net charge-offs to average loans	0.003%	0.000%

	Nine Months Ended		Year Ended
	September 30, 2002	September 30, 2001	December 31, 2001
	(dollars in thousands)
Beginning allowance at July 1, 2002 and 2001, respectively	$985	$818	$818
Provision for loan losses		90	169
Losses charged to the allowance	(71)	(1)	(6)
Recoveries of amounts charged off	18	3	4

Ending allowance	932	910	985

Ending loan portfolio (before allowance for loan losses)	$77,275	$72,948	$73,547

Net charge-offs/(recoveries) to average loans	0.07%	(0.003%)	0.003%
Ending allowance as a percentage of loan portfolio	1.21%	1.25%	1.33%

In determining the adequacy of the allowance, management continuously monitors the adequacy of the allowance for loan losses and believes that the current allowance is adequate to absorb potential risks in the portfolio. North State anticipates making contributions to the allowance due to growth in the loan portfolio. However, no assurance can be given that adverse economic conditions or other factors will not result in additional contributions to the allowance in any given period.

Allocation of Allowance for Loan Losses

	September 30, 2002
	Amount	Percent of Loans to Total
	(dollars in thousands)
Balance at end of period allocated to:
Commercial and agricultural loans	$461,111	28.12%
Real estate construction loans	77,377	6.25%
Real estate mortgage loans	372,535	64.31%
Installment loans	21,083	1.32%

Total allowance for loan loss	$932,106	100.00%

Securities.    At September 30, 2002, securities available-for-sale had a fair value of $50,320,000 and an amortized cost of $49,675,000. The portfolio also contained held-to-maturity securities with an amortized cost of $1,257,000 and a fair value of $1,312,000. Investment securities continue to account for the majority of asset growth, increasing $13,029,000 (33.8%) to $51,577,000 at September 30, 2002, from $38,548,000 at December 31, 2001, and increasing $10,475,000 (25.5%) from $41,102,000 at September 30, 2001.

	Book Values as of
	September 30, 2002	December 31, 2001	December 31, 2000
	(dollars in thousands)
Securities of the U.S. Treasury and government agencies	$42,326	$37,275	$34,447
Municipal securities	1,257	1,273	1,434
Other securities	7,994	—	—

Total	$51,577	$38,548	$35,881

The following table shows the summary of the maturities and weighted average yields of investment securities as of September 30, 2002.

	In One Year or Less Amount	Yield	After One through Five Years Amount	Yield	After Five through Ten Years Amount	Yield	After Ten Years Amount	Yield	Amount	Total Yield
Securities of U.S. Treasury and government agencies	$510	5.76%	$26,298	4.39%	$6,170	6.01%	$9,348	6.13%	$42,326	5.01%
Municipal securities[1]	20	4.70%	632	4.47%	305	5.10%	300	5.30%	1,257	4.83%
Other	7,994	1.75%	—		—		—		7,994	1.75%

Total	$8,524	2.00%	$26,930	4.39%	$6,475	5.97%	$9,648		$51,577	4.50%

(1)	Yields shown are not computed on a tax equivalent basis.

Capital and Dividends.    North State’s capital ratios at September 30, 2002 and December 31, 2001 were as follows:

	September 30, 2002	December 31, 2001
Leverage ratio	9.2%	9.5%
Minimum requirement for “Well-Capitalized” institution	5.0%	5.0%
Minimum regulatory requirement	4.0%	4.0%

Tier 1 Risk-Based Capital Ratio	14.5%	15.0%
Minimum requirement for “Well-Capitalized” institution	6.0%	6.0%
Minimum regulatory requirement	4.0%	4.0%

Total Risk-Based Capital Ratio	15.5%	16.2%
Minimum requirement for “Well-Capitalized” institution	10.0%	10.0%
Minimum regulatory requirement	8.0%	8.0%

On June 3, 2002, North State paid a cash dividend of $0.40 per share to all shareholders of record as of May 1, 2002. The total dividend paid out was $489,874.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. North State’s market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. To that end, management actively monitors and manages its interest rate risk exposure. North State does not have any market risk sensitive instruments entered into for trading purposes. Management uses several different tools to monitor its interest rate risk. One measure of exposure to interest rate risk is gap analysis. A positive gap for a given period means that the amount of interest-earning assets maturing or otherwise repricing within such period is greater than the amount of interest-bearing liabilities maturing or otherwise repricing within the same period. North State is negatively gapped for repricing periods up to three months and positively gapped after in all later time periods. North State uses a number of methods to manage and control this imbalance, including adjustments of rates offered on certificates of deposit, selected deposit promotion activities, pricing of fixed-rate loans, and by management of the maturity schedule of the investment portfolio. Also, North State uses interest rate simulations to estimate the effect of certain hypothetical rate changes. Based upon North State’s simulations, net interest income is expected to remain effectively flat in a declining rate environment and decline in a rising rate environment.

At September 30, 2002, $23.8 million, or 30.8%, of North State’s loans contained a variable rate provision. At that same date, $70.1 million, or 55%, in deposits either contained a variable rate or were potentially subject to rate adjustment within 90 days or less. Additionally, another $21.9 million in demand deposits are noninterest-bearing. Through September 30, 2002 North State had one 25 basis point decrease in its prime lending rate after ten decreases totaling 450 basis points in 2001. During 2002, North State has been able to hold its net interest margin very close to the previous year due to its ability to reprice its core deposits.

North State’s overall positive GAP is due to a large percentage of loans in the portfolio with fixed interest rates and longer maturity dates. On the liability side, a large majority of North State’s fixed rate time deposits have maturities of under one year, while all of the other interest-bearing deposits can reprice immediately.

The following table sets forth the distribution of repricing opportunities for North State’s interest-earning assets and interest-bearing liabilities, the interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities), the cumulative interest rate sensitivity gap and the cumulative gap as a percentage of total interest-earning assets, as of September 30, 2002. The interest rate relationships between the repriceable assets and repriceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table, therefore, should only be used as a guide as to the possible effect changes in interest rates might have on the net margins of North State.

	September 30, 2002
	Next Day to 3 Months	Over 3 Months Through 12 Months	One Year Through 5 Years	Over 5 Years	Total
	(dollars in thousands)
Assets
Federal funds sold	$3,424				$3,424
Interest-bearing deposits	681				681
Investment securities	8,436	22,669	16,621	4,402	52,128
Loans	25,407	2,439	7,823	41,606	77,275

Total interest-earning assets	37,948	25,108	24,444	46,008	133,508

Liabilities
NOW accounts	17,613				17,613
Savings	4,732				4,732
Money market accounts	47,757				47,757
Time under $100,000	4,693	6,757		1,344	12,794
Time $100,000 and over	4,580	13,866		3,645	22,091

Total interest-bearing liabilities	79,375	20,623	—	4,989	104,987

Net interest-earning assets (liabilities)	$(41,427)	$4,485	$24,444	$41,019	$28,521

Cumulative net interest-earning assets (liabilities) (“GAP”)	$(41,427)	$(36,942)	$(12,498)	$28,521

Cumulative GAP as percent of total interest-earning assets	-31.03%	-27.67%	-9.36%	21.36%

Liquidity

Banking institutions measure liquidity as their ability to meet deposit withdrawals of a short-term nature and to meet loan demand. North State considers its primary source of liquidity to be its federal funds sold, interest-bearing deposit accounts, the available-for-sale portion of its investment portfolio, and lines of credit backed by pledges of securities. As of September 30, 2002, North State had committed lines of credit with correspondent banks and brokerage firms totaling $19.5 million, $6.0 million of which were in the form of unsecured federal funds purchase lines of credit. The remainder were available against pledged investment securities. Additional internally generated liquidity is provided through loan payments and monthly repayments on mortgage-related securities.

Management monitors North State’s liquidity position continuously in relation to changes in long-term and short-term interest rates and projects the liquidity position based on trends in loans and deposits, with particular attention to assets and liabilities which are rate sensitive. North State does not actively trade in the securities market, but does elect to buy or sell certain available-for-sale securities when appropriate in order to adjust the maturity schedule of the investment portfolio or to adjust the liquidity position of North State.

The following table sets forth the maturity of time certificates of deposit of $100,000 or more at September 30, 2002 and December 31, 2001:

	September 30, 2002		December 31, 2001
	(dollars in thousands)
Three months or less	$4,580	21%	$11,568	53%
Over 3 through 6 months	12,709	58%	6,902	31%
Over 6 through 12 months	1,157	5%	2,753	13%
Over 12 months	3,645	16%	744	3%

Total	$22,091	100%	$21,967	100%

North State Common Stock Information

Description of North State Stock

North State currently has an authorized capitalization of 2,500,000 shares of common stock, par value $2.50 per share. Of these authorized capital shares, 1,225,900 shares of common stock were issued and outstanding as of December 31, 2002. An additional 257,000 shares of North State’s common stock are reserved for issuance under North State’s 1995 Stock Option Plan of which 88,277 were subject to outstanding options as of December 31, 2002.

Common Stock.    Subject to the covenants set forth in the acquisition agreement, the balance of North State’s authorized common stock is available to be issued when and as the board of directors of North State determines it advisable to do so. Common shares could be issued for the purpose of raising additional capital, in connection with acquisitions or formation of other businesses, or for other appropriate purposes. The board of directors of North State has the authority to issue common shares to the extent of the present number of authorized unissued shares without obtaining the approval of existing holders of common shares.

Voting Rights.    All voting rights with respect to North State are vested in the holders of North State stock. Holders of North State stock are entitled to one vote for each share held except that in the election of directors each shareholder has cumulative voting rights and is entitled to as many votes as shall equal the number of shares held by such shareholder multiplied by the number of directors to be elected and such shareholder may cast all his or her votes for a single candidate or distribute such votes among any or all of the candidates he or she chooses. No shareholder is entitled to cumulate votes (in other words, cast for any candidate a number of votes greater than the number of shares of stock held by such shareholder) unless such candidate or candidates’ names have been placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of the shareholder’s intention to cumulate votes. If any shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination.

Preemptive and Other Rights.    Shareholders of North State stock have no preemptive rights, conversion rights or redemption rights.

Liquidation Rights.    Upon liquidation of North State and satisfaction of creditor claims, the holders of North State stock have the right to receive their pro rata portion of the assets of North State distributable to shareholders.

Provisions of Articles of Association.    No provisions of the articles of association or the bylaws of North State have the effect of delaying, deferring or preventing a change in control of North State in certain circumstances. The articles of association and the bylaws are available upon request to North State.

Assessment.    A national bank’s capital is considered impaired when its accumulated losses exceed its capital. If the capital of a national bank becomes impaired by losses or otherwise, the OCC may require payment of the deficiency by a pro rata assessment of North State’s shareholders. If any shareholder fails to pay the assessment after three months’ notice, the shares of such shareholder shall be sold at public auction to the extent necessary to make good the deficiency. Any assessment is limited to the proceeds of the sale; shareholders have no personal liability for the deficiency beyond the loss of shares sold.

Principal Holders of Voting Securities

Management of North State knows of no person who owns, beneficially or of record, either individually or together with associates, 5% or more of the outstanding shares of Common Stock, except as set forth in the table below. The following table sets forth, as of December 31, 2002, the number and percentages of shares of North State stock beneficially owned, directly or indirectly, by each of North State’s directors and principal shareholders and by the directors and officers of North State as a group. In general, beneficial ownership includes shares over which a director, principal shareholder, or officer has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of December 31, 2002. Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned. Management is not aware of any arrangements which may, at a subsequent date, result in a change of control of North State.

Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Directors
Robert M. Foster	38,882	(2)	3.2%
W. Howard Isom	23,078	(3)	1.9%
Dennis J. Lindo	6,418	(4)	less than 1%
John A. Lucchesi	78,887	(5)	6.2%
Sylvester Lucena	28,465	(6)	2.3%
Thomas B. Martin	11,119	(7)	less than 1%
Steve G. Nettleton	221,748	(8)	18.1%
John A. Powell	16,627	(9)	1.4%
All directors and officers as a group (10 in all)	426,694		32.7%
5% Holders
John B. Wilson	64,691	(10)	5.3%

(1)	Includes shares subject to options held by directors and executive officers that were exercisable within 60 days of December 31, 2002. These are treated as issued and outstanding for the purpose of computing the percentage of directors and officers as a group, but not for the purpose of computing the percentage of class owned by any other person.
(2)	Mr. Foster has 1,100 shares acquirable by exercise of stock options.
(3)	Mr. Isom has shared voting and investment powers as to all of these shares and 1,100 shares acquirable by exercise of stock options. Mr. Isom retired from the board on January 4, 2003.
(4)	Mr. Lindo has 1,100 shares acquirable by exercise of stock options.
(5)	Mr. Lucchesi has 54,025 shares acquirable by exercise of stock options.

(6)	Mr. Lucena has shared voting and investment powers as to 26,832 shares and 1,100 shares acquirable by exercise of stock options.
(7)	Mr. Martin has shared voting and investment powers as to 10,019 shares and 1,100 shares acquirable by exercise of stock options.
(8)	Mr. Nettleton has shared voting and investment powers as to all these shares and 1,100 shares acquirable by exercise of stock options.
(9)	Mr. Powell has no voting and investment powers as to 2,134 shares and 1,100 shares acquirable by exercise of stock options.
(10)	Mr. Wilson has shared voting and investment powers as to 9,339 shares and 1,100 shares acquirable by exercise of stock options.

Market Price and Dividends of TriCo Common Stock and North State Common Stock

TriCo Stock

TriCo stock is listed and traded on the National Market System of the National Association of Securities Dealers under the symbol “TCBK.” The high and low closing prices of TriCo stock for the periods shown are reflected below:

	2003				2002		2001
	High		Low		High	Low	High	Low
First quarter	$25.68	*	$24.82	*	$21.48	$18.05	$16.63	$14.88
Second quarter	—		—		27.64	20.94	17.33	14.81
Third quarter	—		—		27.57	20.33	19.80	16.75
Fourth quarter	—		—		25.45	21.67	19.74	17.93

*  Through February 7, 2003.

The following table shows cash dividends paid by TriCo over the same period:

	2003		2002	2001
First quarter	$0	*	$0.20	$0.20
Second quarter	—		0.20	0.20
Third quarter	—		0.20	0.20
Fourth quarter	—		0.20	0.20

*  Through February 7, 2003.

Payment of cash dividends depends on various factors, including TriCo’s earnings and capital requirements and other financial conditions. All per share information above reflects the effect of the stock dividends.

The following table shows TriCo stock authorized for issuance under TriCo’s equity compensation plans as of December 31, 2002:

Plan category	# of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	# of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securities holders	627,400	$15.92	475,825
Equity compensation plans not approved by security holders	0	—	0

North State Stock

North State common stock is traded on the Over-the-Counter Bulletin Board under the symbol NSTN. The high and low closing prices of the common stock as reported by Bloomberg for the years 2000, 2001 and 2002 and for 2003 (through February 7, 2003) are reflected below:

	2003		2002		2001
	High	Low	High	Low	High	Low
First quarter	$24.95	$23.90	$18.00	$13.75	$13.63	13.00
Second quarter	—	—	20.00	16.25	13.63	13.00
Third quarter	—	—	22.50	19.05	14.00	13.20
Fourth quarter	—	—	23.35	22.25	13.90	13.35

The following table shows cash dividends paid by North State over the same period:

	2003	2002	2001
First quarter	—	—	—
Second quarter	—	$0.40	$0.35
Third quarter	—	—	—
Fourth quarter	—	—	—

Payment of cash dividends depends on various factors, including North State’s earnings and capital requirements and other financial conditions. Generally, subject to certain adjustments, a national bank may pay dividends only from its retained earnings, unless both the OCC and holders of two-thirds of North State’s outstanding shares approve a reduction of capital. See “Regulation and Supervision.” North State issued 10% stock dividends on June 1, 1998, and on June 1, 1999. All per share information above reflects the effect of the stock dividends.

Comparison Between TriCo Stock and North State Stock

Cumulative Voting

Shareholders of both North State and TriCo have cumulative voting rights when voting for directors. However, because TriCo qualifies as a “listed corporation” under certain provisions of California law, it could, with shareholder approval, eliminate cumulative voting. North State may not eliminate cumulative voting. TriCo has no current plans to seek the elimination of cumulative voting.

Assessability

Shares of TriCo stock are not assessable under California law. North State is a national bank, and its shares are assessable under 12 U.S.C. § 55 if the capital of North State becomes impaired. Shareholders have no personal liability for an assessment, but North State or the OCC may sell shares at auction or otherwise until the impairment of capital is eliminated.

Shareholder Approval of Reorganizations

Subject to certain exceptions, mergers and other reorganizations generally require shareholder approval. Under California law, when shareholder approval is required, holders of a majority of the outstanding shares of TriCo stock must approve. For a national bank like North State, the requirement is approval by holders of two-thirds of the outstanding shares.

Shareholders Rights Plan

TriCo has a shareholder rights plan. Under this plan, if any person acquires more than 15% of the outstanding shares of TriCo common stock without the consent of the board of directors, all other holders are given the right to purchase additional shares of common stock, or preferred stock economically equivalent to common stock, at a substantial discount to fair market value. The plan is intended to discourage uninvited acquirers from acquiring a substantial amount of TriCo common stock except on terms approved by the TriCo board of directors. The plan could have the effect of discouraging a third party from undertaking a transaction that might be to the financial benefit of the shareholders of TriCo. North State does not have a comparable shareholder rights plan.

Dividend Rights

The holders of both TriCo stock are entitled to receive cash dividends when, as, and if declared by the board of directors out of legally available funds.

Preemptive Rights

Neither TriCo shareholders nor North State shareholders have preemptive rights to purchase unissued shares.

Redemption Rights

North State generally may not redeem or repurchase North State stock except in limited circumstances. TriCo is permitted under California law to redeem or repurchase its shares, provided that doing so would not cause TriCo to become insolvent. Under the Bank Holding Company Act, TriCo’s repurchase or redemption of its shares is limited to 10% of its total capital, annually. Repurchased or redeemed shares may be subsequently reissued without a vote of TriCo’s shareholders.

Regulation and Supervision

General

As a consequence of the extensive regulation of commercial banking activities in California and the United States, the business of TriCo, Tri Counties Bank and North State are particularly susceptible to changes in state and federal legislation and regulations, which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition. Following is a summary of some of the laws and regulations which effect their business. This summary should be read with the management’s discussion of analysis of financial condition and results of operation for each of TriCo and North State included in this proxy statement.

TriCo is organized under the corporate law of California while North State is organized under the National Bank Act. While similarities in rights exist for shareholders of TriCo and North State, there are significant differences in the laws applicable to each company. The primary difference is that TriCo is a bank holding company which principally operates within the framework of the BHC Act and is regulated by the Federal Reserve while North State is a national bank which operates within the framework of the National Bank Act. North State’s primary regulator is the OCC.

As a registered bank holding company under the BHC Act, TriCo is subject to the regulation, supervision and regular examination by the Federal Reserve. The BHC Act requires TriCo to file reports with the Federal Reserve and provide additional information requested by the Federal Reserve. TriCo must receive the approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, TriCo would own or control more than 5% of the voting shares of such bank.

TriCo and any subsidiaries it may acquire or organize will be deemed to be affiliates of Tri Counties Bank within the Federal Reserve Act. That act establishes certain restrictions, which limit the extent to which Tri Counties Bank can supply its funds to TriCo and other affiliates. TriCo is also subject to restrictions on the underwriting and the public sale and distribution of securities. It is prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property, or furnishing of services.

TriCo generally is prohibited from engaging in, or acquiring direct or indirect control of any company engaged in non-banking activities. Notwithstanding this prohibition, under the Financial Services Modernization Act of 1999, TriCo may engage in any activity, and may acquire and retain the shares of any company engaged in any activity, that the Federal Reserve determines (by regulation or order) to be financial in nature or incidental to such financial activities. In addition, this law dictates several activities that are considered to be financial in nature, and therefore are not subject to Federal Reserve approval.

As a national banking association, North State is subject to regulation, supervision and regular examination by the OCC. North State is a member of and subject to certain regulations of the Federal Reserve. The regulations of the OCC or the Federal Reserve govern most aspects of North State’s business, including required reserves on deposits, investments, loans, certain check clearing activities, issuance of securities, payment of dividends, branching and numerous other matters.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act, signed into law on November 12, 1999, is the result of a decade of debate in the Congress regarding a fundamental reformation of the nation’s financial system. The law is subdivided into seven titles, by functional area. Title I acts to facilitate affiliations among banks, insurance companies and securities firms. Title II narrows the exemptions from the securities laws previously enjoyed by banks, requires the Federal Reserve and the SEC to work together to draft rules governing certain securities activities of banks and creates a new, voluntary investment bank holding company. Title III restates the proposition that the states are the functional regulators for all insurance activities, including the insurance activities by depository institutions. The law encourages the states to develop uniform or reciprocal rules for the licensing of insurance agents. Title IV prohibits the creation of additional unitary thrift holding companies. Title V imposes significant requirements on financial institutions related to the transfer of nonpublic personal information. These provisions require each institution to develop and distribute to accountholders an information disclosure policy, and requires that the policy allow customers to, and for the institution to honor a customer’s request to, “opt-out” of the proposed transfer of specified nonpublic information to third parties. Title VI reforms the Federal Home Loan Bank system to allow broader access among depository institutions to the systems advance programs, and to improve the corporate governance and capital maintenance requirements for the system. Title VII addresses a multitude of issues including disclosure of ATM surcharging practices, disclosure of agreements among non-governmental entities and insured depository institutions which donate to non-governmental entities regarding donations made in connection with the Community Reinvestment Act and disclosure by the recipient non-governmental entities of how such funds are used. Additionally, the law extends the period of time between Community Reinvestment Act examinations of community banks.

TriCo and North State have undertaken efforts to comply with all provisions of the Gramm-Leach-Bliley Act and all implementing regulations, including the development of appropriate policies and procedures to meet their responsibilities in connection with the privacy provisions of Title V of that act.

Safety and Soundness Standards

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) implemented certain specific restrictions on transactions and required the regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation, and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by undercapitalized institutions, the use of brokered deposits and the aggregate extension of credit by a depository institution to an executive officer, director, principal stockholder or related interest, and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts.

The federal financial institution agencies published a final rule effective on August 9, 1995, implementing safety and soundness standards. The FDICIA added a new Section 39 to the Federal Deposit Insurance Act which required the agencies to establish safety and soundness standards for insured financial institutions covering:

•	internal controls, information systems and internal audit systems;

•	loan documentation;

•	credit underwriting;

•	interest rate exposure;

•	asset growth;

•	compensation, fees and benefits;

•	asset quality, earnings and stock valuation; and

•	excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss.

The agencies issued the final rule in the form of guidelines only for operational, managerial and compensation standards and reissued for comment proposed standards related to asset quality and earnings which are less restrictive than the earlier proposal in November 1993. Unlike the earlier proposal, the guidelines under the final rule do not apply to depository institution holding companies and the stock valuation standard was eliminated. If an agency determines that an institution fails to meet any standard established by the guidelines, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. Under the final rule, an institution must file a compliance plan within 30 days of a request to do so from the institution’s primary federal regulatory agency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Restrictions on Dividends and Other Distributions

The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. FDICIA prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized. Additionally, under FDICIA, a bank may not make any capital distribution, including the payment of dividends, if after making such distribution the bank would be in any of the “under-capitalized” categories under the FDIC’s Prompt Corrective Action regulations.

Under the Financial Institution’s Supervisory Act, the FDIC also has the authority to prohibit a bank from engaging in business practices that the FDIC considers to be unsafe or unsound. It is possible, depending upon the financial condition of a bank and other factors that the FDIC could assert that the payment of dividends or other payments in some circumstances might be such an unsafe or unsound practice and thereby prohibit such payment.

Under California law, dividends and other distributions by TriCo are subject to declaration by the board of directors at its discretion out of net assets. Dividends cannot be declared and paid when such payment would make TriCo insolvent. Federal Reserve policy prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowings or other arrangements that might adversely affect the holding company’s financial position. The policy further declares that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. Other Federal Reserve policies forbid the payment by bank subsidiaries to their parent companies of management fees, which are unreasonable in amount or exceed a fair market value of the services rendered (or, if no market exists, actual costs plus a reasonable profit).

In addition, the Federal Reserve has authority to prohibit banks that it regulates from engaging in practices, which in the opinion of the Federal Reserve are unsafe or unsound. Such practices may include the payment of dividends under some circumstances. Moreover, the payment of dividends may be inconsistent with capital adequacy guidelines. TriCo may be subject to assessment to restore the capital of Tri Counties Bank should it become impaired.

Consumer Protection Laws and Regulations

The bank regulatory agencies are focusing greater attention on compliance with consumer protection laws and their implementing regulations. Examination and enforcement have become more intense in nature, and insured institutions have been advised to monitor carefully compliance with such laws and regulations. TriCo and North State are subject to many federal consumer protection statues and regulations, some of which are discussed below.

The Community Reinvestment Act is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. This act specifically directs the federal regulatory agencies to assess a bank’s record of helping meet the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with safe and sound practices. This act further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, mergers or acquisitions, or holding company formations. The agencies use the Community Reinvestment Act assessment factors in order to provide a rating to the financial institution. The ratings range from a high of “outstanding” to a low of “substantial noncompliance.”

The Equal Credit Opportunity Act generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act. The Truth-in-Lending Act is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the such act, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total payments and the payment schedule, among other things.

The Fair Housing Act regulates many practices, including making it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. A number of lending practices have been found by the courts to be, or may be considered, illegal under this Act, including some that are not specifically mentioned in the Act itself. The Home Mortgage Disclosure Act grew out of public concern over credit shortages in certain urban neighborhoods and provides public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. This act also includes a “fair lending” aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes.

Finally, the Real Estate Settlement Procedures Act requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. Also, this act prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts.

Penalties under the above laws may include fines, reimbursements and other penalties. Due to heightened regulatory concern related to compliance with these acts generally, TriCo and North State may incur additional compliance costs or be required to expend additional funds for investments in their local community.

USA Patriot Act of 2001

President Bush signed the USA Patriot Act of 2001 on October 26, 2001. This legislation was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement and the intelligence communities’ ability to work together to combat terrorism on a variety of levels. The potential impact of the Patriot Act on financial institutions is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including:

•	Due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons;

•	Standards for verifying customer identification at account opening;

•	Rules to promote cooperation among financial institutions, regulators, and law enforcement entities to assist in the identification of parties that may be involved in terrorism or money laundering;

•	Reports to be filed by non-financial trades and business with the Treasury Department’s Financial Crimes Enforcement Network for transactions exceeding $10,000; and

•	The filing of suspicious activities reports by securities brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

Capital Requirements

Federal regulation imposes upon all financial institutions a variable system of risk-based capital guidelines designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to promote uniformity in the definition of bank capital uniform nationally.

Tri Counties Bank, TriCo and North State are subject to the minimum capital requirements of the FDIC, the Federal Reserve and the OCC, respectively. As a result of these requirements, the growth in assets is limited by the amount of its capital accounts as defined by the respective regulatory agency. Capital requirements may have an effect on profitability and the payment of dividends on the common stock of Tri Counties Bank, TriCo and North State. If an entity is unable to increase its assets without violating the minimum capital requirements or is forced to reduce assets, its ability to generate earnings would be reduced.

The Federal Reserve, the FDIC and the OCC have adopted guidelines utilizing a risk-based capital structure. Qualifying capital is divided into two tiers. Tier 1 capital consists generally of common stockholders’ equity, qualifying noncumulative perpetual preferred stock, qualifying cumulative perpetual preferred stock (up to 25% of total Tier 1 capital) and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets. Tier 2 capital consists of, among other things, allowance for loan and lease losses up to 1.25% of weighted risk assets, perpetual preferred stock, hybrid capital instruments, perpetual debt, mandatory convertible debt securities, subordinated debt and intermediate-term preferred stock. Tier 2 capital qualifies as part of total capital up to a maximum of 100% of Tier 1 capital. Amounts in excess of these limits may be issued but are not included in the calculation of risk-based capital ratios. Under these risk-based capital guidelines, North State and TriCo are required to maintain capital equal to at least 8% of its assets, of which at least 4% must be in the form of Tier 1 capital. At September 30, 2002, North State had a total risk-based capital ratio of 15.5%, TriCo had a total risk-based capital ratio of 11.89% and Tri Counties had a total risk-based capital ratio of 11.66%.

The guidelines also require TriCo and North State to maintain a minimum leverage ratio of 4% of Tier 1 capital to total assets (the “leverage ratio”). The leverage ratio is determined by dividing an institution’s Tier 1 capital by its quarterly average total assets, less goodwill and certain other intangible assets. The leverage ratio constitutes a minimum requirement for the most well-run banking organizations. As of September 30, 2002, North State’s leverage ratio was 9.2% and TriCo’s leverage ratio was 8.53%.

Prompt Corrective Action

Prompt Corrective Action Regulations of the federal bank regulatory agencies establish five capital categories in descending order (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized), assignment to which depends upon the institution’s total risk-based capital ratio, Tier 1 risk-based capital ratio, and leverage ratio. Institutions classified in one of the three undercapitalized categories are subject to certain mandatory and discretionary supervisory actions, which include increased monitoring and review, implementation of capital restoration plans, asset growth restrictions, limitations upon expansion and new business activities, requirements to augment capital, restrictions upon deposit gathering and interest rates, replacement of senior executive officers and directors, and requiring divestiture or sale of the institution. Both TriCo and North State have been classified as a well-capitalized bank since adoption of these regulations.

Impact of Monetary Policies

Banking is a business that depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and other borrowings, and the interest rate earned by banks on loans, securities and other interest-earning assets comprises the major source of banks’ earnings. Thus, the earnings and growth of banks are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve implements national monetary policy, such as seeking to curb inflation and combat recession, by its open-market dealings in United States government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and through adjustments to the discount rate applicable to borrowings by banks which are members of the Federal Reserve. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits and also affect interest rates. The nature and timing of any future changes in such policies and their impact on North State cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan loss charge-offs, thus adversely affecting North State’s net earnings.

Other Matters

The meeting is called for the purpose set forth in the notice. North State’s management does not know of any matter for action by shareholders at the meeting other than the matters described in the notice. However, the enclosed proxy will confer discretionary authority with respect to matters which are not known to management at the time of the printing of this proxy statement and which may properly come before the meeting. It is the intention of the persons named in the proxy to vote in accordance with the recommendations of North State’s management.

Validity of TriCo Common Stock

The law firm of Rothgerber Johnson & Lyons LLP, One Tabor Center, Suite 3000, 1200 17th Street, Denver, Colorado 80202, will pass upon the validity of the TriCo common stock being offered by this proxy statement.

Experts

The consolidated financial statements of TriCo which are contained in this proxy statement for the year ended December 31, 2001, beginning at page F-2 were audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto. On March 20, 2002, TriCo appointed KPMG LLP to replace Arthur Andersen as its independent public accountants.

TriCo has been unable to obtain Arthur Andersen’s updated written consent to the inclusion in the registration statement of Arthur Andersen’s audit report with respect to TriCo’s financial statements. Under these circumstances, Rule 437a under the Securities Act permits TriCo to omit Arthur Andersen’s updated written consent from this proxy statement.

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated or necessary to make the statements not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

Accordingly, holders of North State stock will not be able to recover against Arthur Andersen under Section 11(a) of the Securities Act because it has not consented to the inclusion of its audit report included in the registration statement on Form S-4 of which this proxy statement is a part.

The financial statements of North State as of December 31, 2001 and December 31, 2000, and for each of the three years in the three-year period ended December 31, 2001, attached beginning at page F-44 have been audited by Perry-Smith, LLP, independent auditors, as stated in their report with respect these financial statements and have been included in reliance on the report of this firm given on their authority as experts in accounting and auditing.

Additional Information

TriCo is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, at prescribed rates. The SEC also maintains an Internet site at http://www.sec.gov that contains electronic filings of reports, proxy and information statements and other information about issuers like TriCo that file electronically. You should also be able to read reports, proxy statements and other information about TriCo at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. TriCo has filed with the SEC a registration statement on Form S-4 that registers the TriCo stock to be issued in the merger. This proxy statement does not contain all the information in the registration statement. The registration statement and related exhibits may be inspected and copied, at prescribed rates, at the public reference room maintained by the SEC at the address set forth above.

North State is subject to the informational requirements of the Exchange Act as administered by the Office of the Comptroller of the Currency and files reports, proxy statements and other information with the OCC. You may read and copy this information at the public information room of the OCC, located at 250 E. Street, S.W., Washington, D.C. 20219. The staff of the OCC’s public information room can be reached by telephone at (202) 874-5043.

TRICO BANCSHARES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2001 AND 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of TriCo Bancshares and Subsidiary:

We have audited the accompanying consolidated balance sheets of TriCo Bancshares (a California corporation) and Subsidiary as of December 31, 2001 and 2000, and their related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TriCo Bancshares and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

San Francisco, California

January 18, 2002

TRICO BANCSHARES CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2000
	(in thousands, except share amounts)
Assets
Cash and due from banks	$59,264	$58,190
Federal funds sold	18,700	—

Cash and cash equivalents	77,964	58,190
Investment securities	224,590	229,110
Loans:
Commercial	130,054	148,135
Consumer	155,046	120,247
Real estate mortgages	326,897	334,010
Real estate construction	46,735	37,999

	658,732	640,391
Less: Allowance for loan losses	13,058	11,670

Net loans	645,674	628,721
Premises and equipment, net	16,457	16,772
Cash value of life insurance	14,602	13,753
Other real estate owned	71	1,441
Accrued interest receivable	5,522	6,935
Deferred income taxes	9,334	8,418
Intangible assets	5,070	5,464
Other assets	6,163	3,267

Total assets	$1,005,447	$972,071

Liabilities and Shareholders’ Equity:
Deposits:
Noninterest-bearing demand	190,386	168,542
Interest-bearing demand	165,542	150,749
Savings	247,399	214,158
Time certificates, $100,000 and over	70,302	93,342
Other time certificates	206,764	211,041

Total deposits	880,393	837,832
Federal funds purchased	—	500
Accrued interest payable	3,488	5,245
Other liabilities	11,677	9,278
Long-term debt and other borrowings	22,956	33,983

Total liabilities	918,514	886,838
Commitments and contingencies (Note H)

Shareholders’ equity:
Common stock, no par value: authorized 20,000,000 shares; issued and outstanding 7,000,980 and 7,181,226 shares, respectively	49,679	50,428
Retained earnings	37,909	35,129
Accumulated other comprehensive income (loss)	(655)	(324)

Total shareholders’ equity	86,933	85,233

Total liabilities and shareholders’ equity	$1,005,447	$972,071

See Notes to Consolidated Financial Statements

TRICO BANCSHARES CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2001	2000	1999
	(in thousands, except share amounts)
Interest income:
Interest and fees on loans	$60,104	$62,161	$53,395
Interest on investment securities—taxable	9,543	11,704	12,500
Interest on investment securities—tax exempt	2,219	2,250	2,229
Interest on federal funds sold	1,506	538	465

Total interest income	73,372	76,653	68,589

Interest expense:
Interest on interest-bearing demand deposits	1,487	2,360	2,287
Interest on savings	4,759	6,837	6,811
Interest on time certificates of deposit	10,871	11,325	8,970
Interest on time certificates of deposit, $100,000 and over	4,390	4,481	3,209
Interest on short-term borrowing	7	623	386
Interest on long-term debt	1,972	2,917	2,707

Total interest expense	23,486	28,543	24,370

Net interest income	49,886	48,110	44,219
Provision for loan losses	4,400	5,000	3,550

Net interest income after provision for loan losses	45,486	43,110	40,669

Noninterest income:
Service charges and fees	8,095	7,484	7,127
Gain on sale of investments	36	—	24
Gain on sale of insurance company stock	1,756	—	—
Gain on receipt of insurance company stock	—	1,510	—
Other income	5,174	5,651	4,950

Total noninterest income	15,061	14,645	12,101

Noninterest expense:
Salaries and related expenses	21,396	19,912	17,837
Other, net	19,408	17,983	16,996

Total noninterest expense	40,804	37,895	34,833

Income before income taxes	19,743	19,860	17,937
Income taxes	7,324	7,237	6,534

Net income	$12,419	$12,623	$11,403

Basic earnings per common share	$1.76	$1.76	$1.60

Diluted earnings per common share	$1.72	$1.72	$1.56

See Notes to Consolidated Financial Statements

TRICO BANCSHARES CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2001, 2000 and 1999

	Common Stock			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Retained Earnings		Total	Comprehensive Income
	(in thousands, except share amounts)
Balance, December 31, 1998	7,050,990	$48,838	$22,257	$934	$72,029
Exercise of Common Stock options	106,440	1,074			1,074
Repurchase of Common Stock	(5,101)	(35)	(51)		(86)
Common Stock cash dividends			(4,996)		(4,996)
Stock option amortization		166			166
Comprehensive income:
Net income			11,403		11,403	$11,403
Other comprehensive income, net of tax: Change in unrealized (loss) on securities, net of tax and reclassification adjustments (Note A):						(6,467)

Other comprehensive loss:				(6,467)	(6,467)	(6,467)

Comprehensive income						$4,936

Balance, December 31, 1999	7,152,329	50,043	28,613	(5,533)	73,123
Exercise of Common Stock options	78,625	665			665
Repurchase of Common Stock	(49,728)	(349)	(427)		(776)
Common Stock cash dividends			(5,680)		(5,680)
Stock option amortization		69			69
Comprehensive income:
Net income			12,623		12,623	$12,623
Other comprehensive income, net of tax: Change in unrealized gain on securities, net of tax and reclassification adjustments (Note A):						5,209

Other comprehensive income:				5,209	5,209	5,209

Comprehensive income						$17,832

Balance, December 31, 2000	7,181,226	50,428	35,129	(324)	85,233
Exercise of Common Stock options	192,530	1,872			1,872
Repurchase of Common Stock	(372,776)	(2,621)	(3,997)		(6,618)
Common Stock cash dividends			(5,642)		(5,642)
Comprehensive income:
Net income			12,419		12,419	$12,419
Other comprehensive income, net of tax: Change in unrealized gain on securities, net of tax and reclassification adjustments (Note A):						441

Change in minimum pension liability, net of tax (Note A):						(772)

Other comprehensive income:				(331)	(331)	(331)

Comprehensive income						$12,088

Balance, December 31, 2001	7,000,980	$49,679	$37,909	$(655)	$86,933

See Notes to Consolidated Financial Statements

TRICO BANCSHARES CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2001	2000	1999
	(in thousands)
Operating activities:
Net income	$12,419	$12,623	$11,403
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	4,400	5,000	3,550
Provision for losses on other real estate owned	18	25	10
Depreciation and amortization	2,708	2,641	2,615
Amortization of intangible assets	911	965	1,135
(Accretion) amortization of investment security (discounts) premiums, net	398	217	538
Deferred income taxes	(660)	(650)	(410)
Investment security gains, net	(36)	—	(24)
Gain on receipt of insurance company stock	—	(1,510)	—
Gain on sale of insurance company stock	(1,756)	—	—
Gain on sale of loans	(80)	(83)	(178)
Amortization of stock options	—	69	166
Change in assets and liabilities:
Decrease (increase) in interest receivable	1,413	(859)	(255)
Increase (decrease) in interest payable	(1,757)	1,052	330
Increase in other assets and liabilities	(2,756)	(127)	(2,481)

Net cash provided by operating activities	14,304	18,838	15,599

Investing activities:
Proceeds from maturities of securities available-for-sale	85,619	39,663	64,496
Proceeds from sales of securities available-for-sale	14,119	—	14,137
Purchases of securities available-for-sale	(93,125)	(27,567)	(41,372)
Net increase in loans	(20,760)	(57,805)	(56,138)
Purchases of premises and equipment	(1,951)	(2,998)	(2,058)
Proceeds from sale of other real estate owned	1,757	928	1,268
Proceeds from sale of premises and equipment	32	40	44

Net cash used by investing activities	(14,309)	(47,739)	(19,623)

Financing activities:
Net increase in deposits	42,561	43,722	24,937
Net increase (decrease) in federal funds purchased	(500)	500	(14,000)
Borrowings under long-term debt agreements	—	35,000	21,000
Payments of principal on long-term debt agreements	(11,027)	(46,522)	(13,419)
Repurchase of Common Stock	(6,618)	(776)	(86)
Cash dividends—Common	(5,642)	(5,680)	(4,996)
Issuance of Common Stock	1,005	411	541

Net cash provided by financing activities	19,779	26,655	13,977

Increase (decrease) in cash and cash equivalents	19,774	(2,246)	9,953

Cash and cash equivalents at beginning of year	58,190	60,436	50,483

Cash and cash equivalents at end of year	$77,964	$58,190	$60,436

Supplemental information:
Cash paid for taxes	$9,089	$7,573	$7,240
Cash paid for interest expense	$25,243	$27,491	$24,040
Non-cash assets acquired through foreclosure	$325	$1,551	$673

See Notes to Consolidated Financial Statements

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999

NOTE A—GENERAL SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of TriCo Bancshares (the “Company”) conform to generally accepted accounting principles and general practices within Tri Counties industry. The following are descriptions of the more significant accounting and reporting policies.

Principles of Consolidation

The consolidated financial statements include the accounts of TriCo, its wholly owned subsidiary, Tri Counties Bank (the “Bank”), and TCB Real Estate Corporation which was a wholly owned subsidiary of Tri Counties until TCB Real Estate Corporation was dissolved on April 27, 1999. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

TriCo operates 30 branch offices and 7 in-store branch offices in the California counties of Butte, Del Norte, Glenn, Kern, Lake, Lassen, Madera, Mendocino, Merced, Nevada, Sacramento, Shasta, Siskiyou, Stanislaus, Sutter, Tehama, Tulare and Yuba. TriCo’s operating policy since its inception has emphasized retail banking. Most of TriCo’s customers are retail customers and small to medium sized businesses.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

TriCo classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities which TriCo has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. In 2001 and 2000, TriCo did not have any securities classified as either held-to-maturity or trading.

Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of other comprehensive income in shareholders’ equity until realized.

Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

Loans

Loans are reported at the principal amount outstanding, net of unearned income and the allowance for loan losses.

Loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount is amortized as an adjustment of the related loan’s yield over the estimated life of the loan.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When loans are 90 days past due, but in Management’s judgment are well secured and in the process of collection, they may not be classified as nonaccrual. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of Management, the loans are estimated to be fully collectible as to both principal and interest.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectibility of the principal is unlikely or, with respect to consumer installment loans, according to an established delinquency schedule. The allowance is an amount that Management believes will be adequate to absorb probable losses inherent in existing loans, leases and commitments to extend credit, based on evaluations of the collectibility, impairment and prior loss experience of loans, leases and commitments to extend credit. The evaluations take into consideration such factors as changes in the nature and size of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, commitments, and current economic conditions that may affect the borrower’s ability to pay.

TriCo defines a loan as impaired when it is probable TriCo will be unable to collect all amounts due according to the contractual terms of the loan agreement. Certain impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment may be measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

Mortgage Operations

TriCo sold substantially all of its conforming long-term residential mortgage loans originated during 2001, 2000, and 1999 for cash proceeds equal to the fair value of the loans. TriCo records originated mortgage servicing rights as assets by allocating the total cost basis between the loan and the servicing right based on their relative fair values.

At December 31, 2001, TriCo’s recorded value of mortgage servicing rights totaled $1,512,000. The recorded value of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. TriCo assesses capitalized mortgage servicing rights for impairment based upon the fair value of those rights at each reporting date. For purposes of measuring impairment, the rights are stratified based upon the product type, term and interest rates. Fair value is determined by discounting estimated net future cash flows from mortgage servicing activities using discount rates that approximate current market rates and estimated prepayment rates, among other assumptions. The amount of impairment recognized, if any, is the amount by which the capitalized mortgage servicing rights for a

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

stratum exceeds their fair value. Impairment, if any, is recognized through a valuation allowance for each individual stratum.

At December 31, 2001, TriCo had no mortgage loans held for sale. At December 31, 2001 and 2000, TriCo serviced real estate mortgage loans for others of $196 million and $149 million, respectively.

Premises and Equipment

Premises and equipment, including those acquired under capital lease, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are computed using the straight-line method over the estimated useful lives of the related assets or lease terms. Asset lives range from 3-10 years for furniture and equipment and 15-40 years for land improvements and buildings.

Other Real Estate Owned

Real estate acquired by foreclosure is carried at the lower of the recorded investment in the property or its fair value less estimated disposition costs. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired less estimated disposition costs by a charge to the allowance for loan losses, when necessary. Any subsequent write-downs are recorded as a valuation allowance with a charge to other expenses in the income statement together with other expenses related to such properties, net of related income. Gains and losses on disposition of such property are included in other income or other expenses as applicable.

Identifiable Intangible Assets

Identifiable intangible assets consist of core deposit premiums and minimum pension liability. Core deposit premiums are amortized using an accelerated method over a period of ten years. Intangible assets related to minimum pension liability are adjusted annually based upon actuarial estimates.

Income Taxes

TriCo’s accounting for income taxes is based on an asset and liability approach. TriCo recognizes the amount of taxes payable or refundable for the current year, and deferred tax assets and liabilities for the future tax consequences that have been recognized in its financial statements or tax returns. The measurement of tax assets and liabilities is based on the provisions of enacted tax laws.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold.

Stock-Based Compensation

TriCo uses the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No. 25). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) permits companies to continue using the intrinsic value method or to adopt a fair value based method to account for stock option plans. The fair value based method results in recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. TriCo has elected to continue to use the intrinsic value method and the pro forma disclosures required by SFAS 123 are included in Note J.

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

Comprehensive Income

For TriCo, comprehensive income includes net income reported on the statement of income, changes in the fair value of its available-for-sale investments, and changes in the minimum pension liability reported as a component of shareholders’ equity.

The changes in the components of accumulated other comprehensive income for the years ended December 31, 2001, 2000, and 1999 are reported as follows:

	2001	2000	1999
	(in thousands)
Unrealized Gain (Loss) on Securities:
Beginning Balance	$(324)	$(5,533)	$934
Unrealized gain (loss) arising during the period, net of tax	(669)	5,209	(6,452)
Less: Reclassification adjustment for net realized gains on securities available for sale included in net income during the year, net of tax of $681, $0 and ($9), respectively	1,110	—	(15)

Ending Balance	117	(324)	(5,533)

Minimum Pension Liability:
Beginning Balance	—	—	—
Change in minimum pension liability, net of tax of ($514), $0 and $0, respectively	(772)	—	—

Ending Balance	(772)	—	—

Total accumulated other comprehensive income (loss)	$(655)	$(324)	$(5,533)

Reclassifications

Certain amounts previously reported in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation. These reclassifications did not affect previously reported net income or total shareholders’ equity.

Accounting Pronouncements

On January 1, 2002, TriCo adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), which establishes the accounting and reporting standards of goodwill and intangible assets. Because TriCo currently has no recorded goodwill, the implementation of this statement did not have a material impact on TriCo’s financial position or result of operations.

NOTE B—RESTRICTED CASH BALANCES

Reserves (in the form of deposits with the Federal Reserve Bank) of $500,000 were maintained to satisfy federal regulatory requirements at December 31, 2001 and December 31, 2000. These reserves are included in cash and due from banks in the accompanying balance sheets.

NOTE C—INVESTMENT SECURITIES

The amortized cost and estimated fair values of investments in debt and equity securities are summarized in the following tables. Also included in the following table are other securities that do not have readily determinable fair value because their ownership is restricted and they lack a market. These other securities are carried at cost and consist mainly of Federal Home Loan Bank stock with cost of $4,000,000 and $3,762,000 at December 31, 2001 and 2000, respectively:

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

	December 31, 2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Securities Available-for-Sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$29,991	$34	$(142)	$29,883
Obligations of states and political subdivisions	44,524	833	(124)	45,233
Mortgage-backed securities	131,972	1,246	(217)	133,001
Corporate debt securities	13,731	177	(1,620)	12,288

Total securities available-for-sale	220,218	2,290	(2,103)	220,405
Other securities	4,185			4,185

Totals investment securities	$224,403	$2,290	$(2,103)	$224,590

	December 31, 2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Securities Available-for-Sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$31,308	$35	$(170)	$31,173
Obligations of states and political subdivisions	44,721	778	(123)	45,376
Mortgage-backed securities	136,410	31	(1,355)	135,086
Corporate debt securities	11,726		(1,539)	10,187
Equity securities	1,510	1,831		3,341

Total securities available-for-sale	225,675	2,675	(3,187)	225,163
Other securities	3,947			3,947

Totals	$229,622	$2,675	$(3,187)	$229,110

The amortized cost and estimated fair value of debt securities at December 31, 2001 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in thousands)
Investment Securities
Due in one year	$755	$763
Due after one year through five years	47,877	48,305
Due after five years through ten years	23,152	23,437
Due after ten years	148,434	147,900

No stated maturity	4,185	4,185

Totals	$224,403	$224,590

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

Proceeds from sales of investment securities were as follows:

For the Year	Gross Proceeds	Gross Gains	Gross Losses
	(in thousands)
2001	$14,119	$1,796	$4
2000	—	—	—
1999	14,137	24	—

Investment securities with an aggregate carrying value of $93,605,000 and $128,500,000 at December 31, 2001 and 2000, respectively, were pledged as collateral for specific borrowings, lines of credit and local agency deposits.

NOTE D—ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows:

	Years Ended December 31,
	2001	2000	1999
	(in thousands)
Balance, beginning of year	$11,670	$11,037	$8,206
Provision for loan losses	4,400	5,000	3,550
Loans charged off	(3,213)	(4,705)	(1,082)
Recoveries of loans previously charged off	201	338	363

Balance, end of year	$13,058	$11,670	$11,037

Loans classified as nonaccrual amounted to approximately $5,466,000, $12,262,000 and $1,758,000 at December 31, 2001, 2000, and 1999, respectively. These nonaccrual loans were classified as impaired and are included in the recorded balance in impaired loans for the respective years shown below. If interest on those loans had been accrued, such income would have been approximately $260,000, $731,000 and $69,000, in 2001, 2000 and 1999, respectively.

As of December 31, TriCo’s recorded investment in impaired loans and the related valuation allowance were as follows (in thousands):

	2001		2000
	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Impaired loans
Valuation allowance required	$6,050	$881	$9,614	$1,785
No valuation allowance required	—	—	3,613	—

Total impaired loans	$6,050	$881	$13,227	$1,785

This valuation allowance is included in the allowance for loan losses shown above for the respective year. The average recorded investment in impaired loans was $9,639,000, $7,954,000 and $5,147,000 for the years ended December 31, 2001, 2000 and 1999, respectively. TriCo recognized interest income on impaired loans of $441,000, $1,171,000 and $371,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

NOTE E—PREMISES AND EQUIPMENT

Premises and equipment were comprised of:

	December 31,
	2001	2000
	(in thousands)
Premises	$12,269	$12,215
Furniture and equipment	16,133	15,180

	28,402	27,395
Less:
Accumulated depreciation and amortization	(15,466)	(14,181)

	12,936	13,214
Land and land improvements	3,521	3,558

	$16,457	$16,772

Depreciation and amortization of premises and equipment amounted to $2,243,000, $2,152,000 and $2,281,000 in 2001, 2000 and 1999, respectively.

NOTE F—TIME DEPOSITS

At December 31, 2001, the scheduled maturities of time deposits were as follows (in thousands):

Scheduled Maturities
2002	$254,462
2003	18,473
2004	3,025
2005	12
2006 and thereafter	1,094

Total	$277,066

NOTE G—LONG-TERM DEBT AND OTHER BORROWINGS

Long-term debt is as follows:

	December 31,
	2001	2000
	(in thousands)
FHLB loan, fixed rate of 5.90% payable on January 16, 2001	$—	$1,000
FHLB loan, fixed rate of 7.36% payable on November 30, 2001	—	10,000
FHLB loan, fixed rate of 5.41% payable on April 7, 2008, callable by FHLB on a quarterly basis beginning April 7, 2003	20,000	20,000
FHLB loan, fixed rate of 5.35% payable on December 9, 2008	1,500	1,500
FHLB loan, fixed rate of 5.77% payable on February 23, 2009	1,000	1,000
Capital lease obligation on premises, effective rate of 13% payable monthly in varying amounts through December 1, 2009	456	483

Total long-term debt	$22,956	$33,983

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

TriCo maintains a collateralized line of credit with the Federal Home Loan Bank of San Francisco. Based on the FHLB stock requirements at December 31, 2001, this line provided for maximum borrowings of $93,602,000 of which $22,500,000 was outstanding, leaving $71,102,000 available. The maximum month-end outstanding balances of short term reverse repurchase agreements in 2001 and 2000 were $0 and $16,611,000, respectively. TriCo has available unused lines of credit totaling $50,000,000 for federal funds transactions at December 31, 2001.

NOTE H—COMMITMENTS AND CONTINGENCIES (SEE ALSO NOTE P)

At December 31, 2001, future minimum commitments under non-cancelable capital and operating leases with initial or remaining terms of one year or more are as follows:

	Capital Leases	Operating Leases
	(in thousands)
2002	$89	$922
2003	90	875
2004	91	757
2005	92	615
2006	93	447
Thereafter	286	1,839

Future minimum lease payments	741	$5,455

Less amount representing interest	285

Present value of future lease payments	$456

Rent expense under operating leases was $1,241,000 in 2001, $971,000 in 2000, and $1,013,000 in 1999.

TriCo is a defendant in legal actions arising from normal business activities. Management believes, after consultation with legal counsel, that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect TriCo’s financial position or results from operations.

NOTE I—SHAREHOLDERS’ EQUITY

Dividends Paid

Tri Counties paid to TriCo cash dividends in the aggregate amounts of $12,187,000, $7,118,000 and $5,170,000 in 2001, 2000 and 1999, respectively. Tri Counties is regulated by the Federal Deposit Insurance Corporation (FDIC) and the State of California Department of Financial Institutions. California banking laws limit Tri Counties’ ability to pay dividends to the lesser of (1) retained earnings or (2) net income for the last three fiscal years, less cash distributions paid during such period. Under this regulation, at December 31, 2001, Tri Counties may pay dividends of $13,327,000.

Shareholders’ Rights Plan

On June 25, 2001, TriCo announced that its Board of Directors adopted and entered into a Shareholder Rights Plan designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire TriCo.

TriCo adopted this Rights Plan to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Plan imposes a significant penalty upon any person or group that acquires

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

15% or more of TriCo’s outstanding common stock without approval of TriCo’s Board of Directors. The Rights Plan was not adopted in response to any known attempt to acquire control of TriCo.

Under the Rights Plan, a dividend of one Preferred Stock Purchase Right was declared for each common share held of record as of the close of business on July 10, 2001. No separate certificates evidencing the Rights will be issued unless and until they become exercisable.

The Rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 15% or more of TriCo’s common stock. In that event, each Right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either TriCo’s common stock or shares in an acquiring entity at one-half of market value.

The Right’s initial exercise price, which is subject to adjustment, is $49.00 per Right. TriCo’s Board of Directors generally will be entitled to redeem the Rights at a redemption price of $.01 per Right until an acquiring entity acquires a 15% position. The Rights expire on July 10, 2011.

Stock Repurchase Plan

On March 15, 2001, TriCo announced the completion of its stock repurchase plan initially announced on July 20, 2000. Under this repurchase plan, TriCo repurchased a total of 150,000 shares of which 110,000 shares were repurchased since December 31, 2000.

On October 19, 2001, TriCo announced the completion of its stock repurchase plan initially announced on March 15, 2001. Under this repurchase plan, TriCo repurchased a total of 150,000 shares.

Also on October 19, 2001, TriCo announced that its Board of Directors approved a new plan to repurchase, as conditions warrant, up to 150,000 additional shares of TriCo’s stock on the open market or in privately negotiated transactions. The timing of purchases and the exact number of shares to be purchased will depend on market conditions. The 150,000 shares covered by this repurchase plan represent approximately 2.2% of TriCo’s 6,992,080 then outstanding common shares. As of December 31, 2001, TriCo had repurchased 108,800 shares under this new plan.

NOTE J—STOCK OPTIONS

In May 2001, TriCo adopted the TriCo Bancshares 2001 Stock Option Plan (2001 Plan) covering officers, employees, directors of, and consultants to TriCo. Under the 2001 Plan, the option price cannot be less than the fair market value of the Common Stock at the date of grant except in the case of substitute options. Options for the 2001 Plan expire on the tenth anniversary of the grant date.

In May 1995, TriCo adopted the TriCo Bancshares 1995 Incentive Stock Option Plan (1995 Plan) covering key employees. Under the 1995 Plan, the option price cannot be less than the fair market value of the Common Stock at the date of grant. Options for the 1995 Plan expire on the tenth anniversary of the grant date.

TriCo also has outstanding options under the TriCo Bancshares 1993 Nonqualified Stock Option Plan (1993 Plan). Options under the 1993 Plan were granted at an exercise price less than the fair market value of the common stock and vest over a six year period. Unexercised options for the 1993 Plan terminate 10 years from the date of the grant.

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

Stock option activity is summarized in the following table:

	Number of Shares	Option Price Per Share			Weighted Average Exercise Price	Weighted Average Fair Value of Grants
Outstanding at December 31, 1998	609,882	$4.95	to	$18.25	$7.37
Options exercised	(106,440)	4.95	to	5.24	5.09
Options forfeited	(2,551)	5.24	to	18.25	12.89

Outstanding at December 31, 1999	500,891	4.95	to	18.25	7.82
Options granted	118,900	16.13	to	16.13	16.13	$3.99
Options exercised	(78,625)	5.24	to	5.24	5.24
Options forfeited	(750)	18.25	to	18.25	18.25

Outstanding at December 31, 2000	540,416	4.95	to	18.25	10.01
Options granted	323,000	16.10	to	16.40	16.38	$3.26
Options exercised	(192,530)	4.95	to	5.24	5.22
Options forfeited	(12,000)	16.13	to	18.25	16.92

Outstanding at December 31, 2001	658,886	5.24	to	18.25	14.41

The following table shows the number, weighted-average exercise price, and the weighted average remaining contractual life of options outstanding, and the number and weighted-average exercise price of options exercisable as of December 31, 2001 by range of exercise price:

	Outstanding Options			Exercisable Options
Range of Exercise Price	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Number	Weighted-Average Exercise Price
$4-$6	92,860	$5.24	1.68 years	92,860	$5.24
$8-$10	25,876	$8.93	3.44	25,876	$8.93
$12-$14	30,000	$12.25	4.48	30,000	$12.25
$14-$16	15,000	$14.17	5.01	15,000	$14.17
$16-$18	434,400	$16.32	9.11	105,560	$16.28
$18-$20	60,750	$18.25	5.78	60,750	$18.25

Of the stock options outstanding as of December 31, 2001, 2000, and 1999, options on shares totaling 330,046, 426,902, and 455,760, respectively, were exercisable at weighted average prices of $12.50, $8.38, and $7.09, respectively.

TriCo has stock options outstanding under the three option plans described above. TriCo accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized except for the options granted under the 1993 plan. TriCo recognized expense of $0, $69,000, and $166,000 for the 1993 Plan options in 2001, 2000 and 1999, respectively. Had compensation cost for these plans been determined in accordance with SFAS 123, TriCo’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

		2001	2000	1999
Net income	As reported	$12,419	$12,623	$11,403
	Pro forma	$12,253	$12,507	$11,330

Basic earnings per share	As reported	$1.76	$1.76	$1.60
	Pro forma	$1.73	$1.74	$1.59

Diluted earnings per share	As reported	$1.72	$1.72	$1.56
	Pro forma	$1.70	$1.70	$1.55

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, and 2000: risk-free interest rate of 4.80% and 6.65%; expected dividend yield of 4.9% and 4.7%; expected life of 6 years and 6 years; expected volatility of 28% and 30%, respectively. No options were granted in 1999.

NOTE K—OTHER NONINTEREST INCOME AND EXPENSES

The components of other noninterest income were as follows:

	Years Ended December 31,
	2001	2000	1999
	(in thousands)
Commissions on sale of investment and insurance products	$2,576	$2,784	$2,319
Gain on sale of loans and leases	918	525	800
Increase in cash value of insurance policies	476	657	373
Sale of customer checks	283	286	283
Gain (loss) on sale of other real estate owned	80	83	178
Other	841	1,316	997

Total other noninterest income	$5,174	$5,651	$4,950

The components of other noninterest expenses were as follows:

	Years Ended December 31,
	2001	2000	1999
	(in thousands)
Equipment and data processing	$3,694	$3,376	$3,525
Occupancy	2,806	2,587	2,456
Telecommunications	1,253	957	906
Advertising	1,132	1,336	943
Professional fees	1,087	1,005	1,027
ATM network charges	913	770	705
Intangible amortization	911	965	1,135
Courier service	661	608	582
Postage	639	486	552
Operational losses	227	807	273
Assessments	223	222	179
Net other real estate owned expense	175	127	62
Other	5,687	4,737	4,651

Total other noninterest expenses	$19,408	$17,983	$16,996

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

NOTE L—INCOME TAXES

The current and deferred components of the income tax provision were comprised of:

	Years Ended December 31,
	2001	2000	1999
	(in thousands)
Current Tax Provision:
Federal	$5,975	$5,890	$5,013
State	2,009	1,997	1,931

Total current	7,984	7,887	6,944
Deferred Tax Benefit:
Federal	(518)	(511)	(152)
State	(142)	(139)	(258)

Total deferred	(660)	(650)	(410)

Total income taxes	$7,324	$7,237	$6,534

Taxes recorded directly to shareholders’ equity are not included in the preceding table. These taxes (benefits) relating to changes in minimum pension liability amounting to $515,000 in 2001, $0 in 2000, and $0 in 1999, unrealized gains and losses on available-for-sale investment securities amounting to $321,000 in 2001, $2,996,000 in 2000, and $(3,846,000) in 1999, and benefits related to employee stock options of $101,000 in 2001, $243,000 in 2000, and $246,000 in 1999 were recorded directly to shareholders’ equity.

The provisions for income taxes applicable to income before taxes for the years ended December 31, 2001, 2000 and 1999 differ from amounts computed by applying the statutory federal income tax rates to income before taxes. The effective tax rate and the statutory federal income tax rate are reconciled as follows:

	Years Ended December 31,
	2001	2000	1999
Federal statutory income tax rate	35.0%	34.0%	34.0%
State income taxes, net of federal tax benefit	6.5	6.2	6.3
Tax-exempt interest on municipal obligations	(3.9)	(3.9)	(3.9)
Other	(0.5)	0.1	—

Effective Tax Rate	37.1%	36.4%	36.4%

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

The components of the net deferred tax asset of TriCo as of December 31, were as follows:

	2001	2000
	(in thousands)
Deferred Tax Assets:
Loan losses	$5,614	$5,015
Deferred compensation	3,337	2,948
Intangible amortization	975	882
Nonaccrual interest	119	335
Stock option amortization	101	243
Unrealized loss on securities	—	188
OREO write downs	182	181
Other	438	323

Total deferred tax assets	10,766	10,115

Deferred Tax Liabilities:
Securities income	(361)	(833)
Securities accretion	(401)	(384)
Depreciation	(448)	(339)
Capital leases	(106)	(105)
State taxes	(46)	(36)
Unrealized gain on securities	(70)	—

Total deferred tax liability	(1,432)	(1,697)

Net deferred tax asset	$9,334	$8,418

NOTE M—RETIREMENT PLANS

Substantially all employees with at least one year of service are covered by a discretionary employee stock ownership plan (ESOP). Contributions are made to the plan at the discretion of the Board of Directors. Contributions to the plan(s) totaling $850,000 in 2001, $842,000 in 2000, and $881,000 in 1999 are included in salary expense.

TriCo has an Executive Deferred Compensation Plan, which allows directors and key executives designated by the Board of Directors of TriCo to defer a portion of their compensation. TriCo has purchased insurance on the lives of the participants and intends to use the cash values of these policies to pay the compensation obligations. At December 31, 2001 and 2000, the cash values exceeded the recorded liabilities.

TriCo has a supplemental retirement plan for directors and a supplemental executive retirement plan covering key executives. These plans are non-qualified defined benefit plans and are unsecured and unfunded. TriCo has purchased insurance on the lives of the participants and intends to use the cash values of these policies ($8,298,000 and $7,938,000 at December 31, 2001 and 2000, respectively) to pay the retirement obligations.

In accordance with the provisions of Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions,” Tri Counties recorded in Other Liabilities an additional minimum pension liability of $1,803,000 related to the supplemental retirement plan as of December 31, 2001. These amounts represent the amount by which the accumulated benefit obligations for this retirement plan exceeded the fair value of plan assets plus amounts previously accrued related to the plan. These additional liabilities have been offset by an intangible asset to the extent of previously unrecognized net transitional obligation and unrecognized prior service costs of each plan. The amount in excess of

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

previously unrecognized prior service cost is recorded as a reduction of shareholders’ equity in the amount of $772,000, representing the after-tax impact, at December 2001.

The following table sets forth the plans’ status:

	December 31,
	2001	2000
	(in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$(5,134)	$(4,378)
Service cost	(86)	(74)
Interest cost	(372)	(317)
Amendments	(108)	(181)
Actuarial gain (loss)	(862)	(322)
Benefits paid	301	138

Benefit obligation at end of year	$(6,261)	$(5,134)

Change in plan assets:
Fair value of plan assets at beginning of year	—	—

Fair value of plan assets at end of year	$—	$—

Funded status	(6,261)	(5,134)
Unrecognized net obligation existing at January 1, 1986	115	148
Unrecognized net actuarial loss	2,072	1,264
Unrecognized prior service cost	402	333
Intangible asset	(517)	—
Accumulated other comprehensive income	(1,286)	—

Accrued benefit cost	$(5,475)	$(3,389)

	Years Ended December 31,
	2001	2000	1999
	(in thousands)
Net pension cost included the following components:
Service cost-benefits earned during the period	$86	$74	$70
Interest cost on projected benefit obligation	372	317	275
Amortization of net obligation at transition	35	35	35
Amortization of prior service cost	39	13	11
Recognized net actuarial loss	53	41	43

Net periodic pension cost	$585	$480	$434

The net periodic pension cost was determined using a discount rate assumption of 7.25% for 2001, 7.25% for 2000, and 7.0% for 1999, respectively. The rates of increase in compensation used in each year were 0% to 5%.

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

NOTE N—EARNINGS PER SHARE

TriCo’s basic and diluted earnings per share are as follows (in thousands except per share data):

	Year Ended December 31, 2001
	Income	Weighted Average Shares	Per Share Amount
Basic Earnings per Share
Net income available to common shareholders	$12,419	7,072,588	$1.76
Common stock options outstanding	—	146,641

Diluted Earnings per Share
Net income available to common shareholders	$12,419	7,219,229	$1.72

	Year Ended December 31, 2000
	Income	Weighted Average Shares	Per Share Amount
Basic Earnings per Share
Net income available to common shareholders	$12,623	7,191,790	$1.76
Common stock options outstanding	—	148,939

Diluted Earnings per Share
Net income available to common shareholders	$12,623	7,340,729	$1.72

	Year Ended December 31, 1999
	Income	Weighted Average Shares	Per Share Amount
Basic Earnings per Share
Net income available to common shareholders	$11,403	7,129,560	$1.60
Common stock options outstanding	—	188,960

Diluted Earnings per Share
Net income available to common shareholders	$11,403	7,318,520	$1.56

NOTE O—RELATED PARTY TRANSACTIONS

Certain directors, officers, and companies with which they are associated were customers of, and had banking transactions with, TriCo or its Subsidiary in the ordinary course of business. It is TriCo’s policy that all loans and commitments to lend to officers and directors be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers of Tri Counties.

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

The following table summarizes the activity in these loans for 2001:

Balance December 31, 2000	Advances/ New Loans	Removed/ Payments	Balance December 31, 2001
(in thousands)
$6,523	$923	$1,077	$6,369

NOTE P—FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

TriCo is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement TriCo has in particular classes of financial instruments.

TriCo’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. TriCo uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Contractual Amount December 31,
	2001	2000
	(in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial loans	$72,646	$79,808
Consumer loans	91,170	55,528
Real estate mortgage loans	2,932	477
Real estate construction loans	23,952	22,289
Standby letters of credit	4,391	1,229

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. TriCo evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by TriCo upon extension of credit, is based on Management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by TriCo to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. Most standby letters of credit are issued for one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements vary, but in general follow the requirements for other loan facilities.

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

NOTE Q—CONCENTRATION OF CREDIT RISK

TriCo grants agribusiness, commercial, consumer, and residential loans to customers located throughout the northern San Joaquin Valley, the Sacramento Valley and northern mountain regions of California. TriCo has a diversified loan portfolio within the business segments located in this geographical area.

NOTE R—DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practical to estimate that value. Cash and due from banks, fed funds purchased and sold, accrued interest receivable and payable, and short-term borrowings are considered short-term instruments. For these short-term instruments their carrying amount approximates their fair value.

Securities

For all securities, fair values are based on quoted market prices or dealer quotes. See Note C for further analysis.

Loans

The fair value of variable rate loans is the current carrying value. The interest rates on these loans are regularly adjusted to market rates. The fair value of other types of fixed rate loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities. The allowance for loan losses is a reasonable estimate of the valuation allowance needed to adjust computed fair values for credit quality of certain loans in the portfolio.

Deposit Liabilities and Long-Term Debt

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. These values do not consider the estimated fair value of TriCo’s core deposit intangible, which is a significant unrecognized asset of TriCo. The fair value of time deposits and debt is based on the discounted value of contractual cash flows.

Commitments to Extend Credit and Standby Letters of Credit

The fair value of letters of credit and standby letters of credit is not significant.

The estimated fair values of TriCo’s financial instruments are as follows:

	December 31, 2001
	Carrying Amount	Fair Value
	(in thousands)
Financial assets:
Cash and due from banks	$59,264	$59,264
Federal funds sold	18,700	18,700
Securities:
Available-for-sale	224,590	224,590
Loans, net	645,674	637,000
Accrued interest receivable	5,522	5,522

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

Financial liabilities:
Deposits	880,393	832,380
Accrued interest payable	3,488	3,488
Long-term borrowings	22,956	24,156

	December 31, 2000
	Carrying Amount	Fair Value
	(in thousands)
Financial assets:
Cash and due from banks	$58,190	$58,190
Securities:
Available-for-sale	229,110	229,110
Loans, net	628,721	637,389
Accrued interest receivable	6,935	6,935
Financial liabilities:
Deposits	837,832	795,101
Federal funds purchased	500	500
Accrued interest payable	5,245	5,245
Long-term borrowings	33,983	35,066

NOTE S—TRICO BANCSHARES FINANCIAL STATEMENTS

TriCo Bancshares (Parent Only) Balance Sheets

	December 31,
	2001	2000
	(in thousands)
Assets
Cash and Cash equivalents	$241	$272
Securities available-for-sale	180	180
Investment in Tri Counties Bank	85,446	83,457
Other assets	1,066	1,324

Total assets	$86,933	$85,233

Liabilities and shareholders’ equity
Total liabilities	—	—

Shareholders’ equity:
Common stock, no par value:
Authorized 20,000,000 shares; issued and outstanding 7,000,980 and 7,181,226 shares, respectively	$49,679	$50,428
Retained earnings	37,909	35,129
Accumulated other comprehensive income (loss)	(655)	(324)

Total shareholders’ equity	86,933	85,233

Total liabilities and shareholders’ equity	$86,933	$85,233

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

Statements of Income
	Years Ended December 31,
	2001	2000	1999
	(in thousands)
Interest income	$17	$18	$1

Administration expense	980	980	385

Loss before equity in net income of Tri Counties Bank	(963)	(962)	(384)
Equity in net income of Tri Counties Bank:
Distributed	12,187	7,118	5,170
Undistributed	798	6,070	6,459
Income taxes	397	397	158

Net income	$12,419	$12,623	$11,403

Statements of Cash Flows

	Years Ended December 31,
	2001	2000	1999
	(in thousands)
Operating activities:
Net income	$12,419	$12,623	$11,403
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed equity in Tri Counties Bank	(798)	(6,070)	(6,459)
Deferred income taxes	(397)	(397)	(158)
Decrease in other operating assets and liabilities	—	—	(8)

Net cash provided by operating activities	11,224	6,156	4,778

Investing activities:
Purchases of securities available-for-sale	—	—	(180)

Net cash used for investing activities	—	—	(180)

Financing activities:
Issuance of common stock	1,005	411	541
Repurchase of common stock	(6,618)	(776)	(86)
Cash dividends—common	(5,642)	(5,680)	(4,996)

Net cash used for financing activities	(11,255)	(6,045)	(4,541)

Increase (decrease) in cash and cash equivalents	(31)	111	57

Cash and cash equivalents at beginning of year	272	161	104

Cash and cash equivalents at end of year	$241	$272	$161

NOTE T—REGULATORY MATTERS

TriCo is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on TriCo’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, TriCo must meet specific capital guidelines that involve quantitative measures of TriCo’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

practices. TriCo’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require TriCo to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2001, that TriCo meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the FDIC categorized Tri Counties as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Tri Counties must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that Management believes have changed the institution’s category.

Tri Counties’ actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:
Total Capital (to Risk Weighted Assets):
Consolidated	$91,418	11.68%	$62,620	8.0%	$78,275	10.0%
Tri Counties Bank	$89,253	11.43%	$62,466	8.0%	$78,083	10.0%
Tier I Capital (to Risk Weighted Assets):
Consolidated	$81,595	10.43%	$31,310	4.0%	$46,965	6.0%
Tri Counties Bank	$79,454	10.18%	$31,233	4.0%	$46,850	6.0%
Tier I Capital (to Average Assets):
Consolidated	$81,595	8.17%	$39,941	4.0%	$49,926	5.0%
Tri Counties Bank	$79,454	7.97%	$39,865	4.0%	$49,832	5.0%

As of December 31, 2000:
Total Capital (to Risk Weighted Assets):
Consolidated	$89,302	12.20%	$58,537	8.0%	$73,172	10.0%
Tri Counties Bank	$87,414	11.97%	$58,417	8.0%	$73,021	10.0%
Tier I Capital (to Risk Weighted Assets):
Consolidated	$80,156	10.95%	$29,268	4.0%	$43,903	6.0%
Tri Counties Bank	$78,255	10.72%	$29,208	4.0%	$43,812	6.0%
Tier I Capital (to Average Assets):
Consolidated	$80,156	8.41%	$38,128	4.0%	$47,660	5.0%
Tri Counties Bank	$78,255	8.22%	$38,069	4.0%	$47,587	5.0%

NOTE U—SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table sets forth the results of operations for the four quarters of 2001 and 2000, and is unaudited; however, in the opinion of Management, it reflects all adjustments (which include only normal recurring adjustments) necessary to present fairly the summarized results for such periods.

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

	2001 Quarters Ended
	December 31,	September 30,	June 30,	March 31,
	(dollars in thousands except per share data)
Interest income	$17,284	$18,613	$18,714	$18,761
Interest expense	4,356	5,612	6,323	7,195

Net interest income	12,928	13,001	12,391	11,566
Provision for loan losses	1,150	600	775	1,875

Net interest income after provision for loan losses	11,778	12,401	11,616	9,691
Noninterest income	3,559	3,411	3,241	4,850
Noninterest expense	10,233	10,517	10,284	9,770

Income before income taxes	5,104	5,295	4,573	4,771
Income tax expense	1,746	2,050	1,736	1,792

Net income	$3,358	$3,245	$2,837	$2,979

Per common share:
Net income (diluted)	$0.47	$0.45	$0.39	$0.41

Dividends	$0.20	$0.20	$0.20	$0.20

	2000 Quarters Ended
	December 31,	September 30,	June 30,	March 31,
	(dollars in thousands except per share data)
Interest income	$19,887	$19,912	$18,960	$17,894
Interest expense	7,584	7,641	6,910	6,408

Net interest income	12,303	12,271	12,050	11,486
Provision for loan losses	1,500	1,800	900	800

Net interest income after provision for loan losses	10,803	10,471	11,150	10,686
Noninterest income	3,445	3,334	3,240	4,626
Noninterest expense	10,116	9,305	9,450	9,024

Income before income taxes	4,132	4,500	4,940	6,288
Income tax expense	1,428	1,653	1,796	2,360

Net income	$2,704	$2,847	$3,144	$3,928

Per common share:
Net income (diluted)	$0.37	$0.39	$0.43	$0.54

Dividends	$0.20	$0.20	$0.20	$0.19

NOTE V—BUSINESS SEGMENTS

TriCo is principally engaged in traditional community banking activities provided through its 30 branches and 7 in-store branches located throughout Northern and Central California. Community banking activities include Tri Counties’ commercial and retail lending, deposit gathering and investment and liquidity management activities. In addition to its community banking services, Tri Counties offers investment brokerage and leasing services. These activities are monitored and reported by Bank management as separate operating segments.

The accounting policies of the segments are the same as those described in Note A. TriCo evaluates segment performance based on net interest income, or profit or loss from operations, before income taxes not including nonrecurring gains and losses.

NOTES TO TRICO BANCSHARES CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999—(Continued)

The results of the separate branches have been aggregated into a single reportable segment, Community Banking. TriCo’s leasing, investment brokerage and real estate segments do not meet allowed aggregation or materiality criteria and therefore are reported as “Other” in the following table.

Summarized financial information for the years ended December 31, 2001, 2000 and 1999 concerning Tri Counties’ reportable segments is as follows:

	Community Banking	Other	Total
2001
Net interest income	$48,178	$1,708	$49,886
Noninterest income	12,154	2,907	15,061
Noninterest expense	38,851	1,953	40,804
Net income	10,729	1,690	12,419
Assets	990,279	15,168	1,005,447

2000
Net interest income	47,228	882	48,110
Noninterest income	11,506	3,139	14,645
Noninterest expense	35,913	1,982	37,895
Net income	11,328	1,295	12,623
Assets	956,447	15,624	972,071

1999
Net interest income	43,540	679	44,219
Noninterest income	9,668	2,433	12,101
Noninterest expense	33,558	1,275	34,833
Net income	10,237	1,166	11,403
Assets	915,890	8,906	924,796

TRICO BANCSHARES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2002 AND 2001

TRICO BANCSHARES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	(Unaudited) At September 30,		(Unaudited) At December 31,
	2002	2001	2001
Assets:
Cash and due from banks	$56,749	$48,317	$59,264
Federal funds sold	23,400	27,000	18,700

Cash and cash equivalents	80,149	75,317	77,964
Investment securities available for sale	268,921	210,789	224,590
Loans
Commercial	142,290	151,772	130,054
Consumer	191,601	149,258	155,046
Real estate mortgages	313,191	322,096	326,897
Real estate construction	36,472	45,031	46,735

	683,554	668,157	658,732
Allowance for loan losses	(14,382)	(12,437)	(13,058)

Loans, net of allowance for loan losses	669,172	655,720	645,674
Premises and equipment, net	16,583	16,510	16,457
Cash value of life insurance	15,045	14,559	14,602
Other real estate owned	—	723	71
Accrued interest receivable	5,552	6,087	5,522
Deferred income taxes	7,957	8,164	9,334
Intangible assets	4,387	5,262	5,070
Other assets	5,757	3,019	6,163

Total Assets	$1,073,523	$996,150	$1,005,447

Liabilities:
Deposits:
Noninterest-bearing demand	$202,895	$177,970	$190,386
Interest-bearing demand	175,883	155,304	165,542
Savings	268,182	228,367	247,399
Time certificates, $100,000 and over	86,945	80,865	70,302
Other time certificates	203,990	216,974	206,764

Total deposits	937,895	859,480	880,393
Accrued interest payable	2,608	4,350	3,488
Other Liabilities	13,667	10,977	11,677
Long-term debt and other borrowings	22,932	32,963	22,956

Total Liabilities	977,102	907,770	918,514

Shareholders’ Equity:
Authorized—20,000,000 shares of common stock Issued and outstanding:

7,035,590 at September 30, 2002	50,188
7,018,080 at September 30, 2001		49,395
7,000,980 at December 31, 2001			49,679
Retained earnings	43,900	37,974	37,909
Accumulated other comprehensive income, net	2,333	1,011	(655)

Total Shareholders’ Equity	96,421	88,380	86,933

Total Liabilities and Shareholders’ Equity	$1,073,523	$996,150	$1,005,447

TRICO BANCSHARES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except per share data)

	(Unaudited) Three months ended		(Unaudited) Nine months ended
	2002	2001	2002	2001
Interest Income:
Interest and fees on loans	$13,333	$15,132	$39,387	$44,993
Interest on federal funds sold	143	370	476	1,321
Interest on investment securities available for sale
Taxable	2,410	2,202	6,949	7,158
Tax exempt	549	555	1,656	1,666

Total interest income	16,435	18,259	48,468	55,138

Interest Expense:
Interest on interest-bearing demand deposits	115	368	350	1,325
Interest on savings	656	1,107	2,011	3,899
Interest on time certificates of deposit	2,129	3,623	6,340	12,380
Interest on short-term borrowing	1	2	1	3
Interest on long-term debt	326	512	967	1,523

Total interest expense	3,227	5,612	9,669	19,130

Net Interest Income	13,208	12,647	38,799	36,008

Provision for loan losses	700	600	2,000	3,250

Net Interest Income After Provision for Loan Losses	12,508	12,047	36,799	32,758

Noninterest Income:
Service charges and fees	3,521	2,045	7,635	6,015
Gain on sale of investments	—	—	—	1,756
Gain on sale of loans	752	494	2,254	1,292
Commissions on sale of non-deposit investment products	712	678	1,989	1,865
Other	428	496	1,304	1,390

Total Noninterest Income	5,413	3,713	13,182	12,318

Noninterest Expense:
Salaries and related benefits	6,344	5,431	17,856	15,765
Other	5,789	5,034	15,642	14,672

Total Noninterest Expense	12,133	10,465	33,498	30,437

Income Before Income Taxes	5,788	5,295	16,483	14,639

Provision for income taxes	2,161	2,050	6,163	5,578

Net Income	$3,627	$3,245	$10,320	$9,061

Comprehensive Income:
Change in unrealized gain (loss) on securities available for sale, net	940	1,411	2,988	1,695
Net change in minimum pension liability	—	—	—	(360)

Comprehensive Income	$4,567	$4,656	$13,308	$10,396

Average Shares Outstanding	7,026	7,044	7,010	7,087
Diluted Average Shares Outstanding	7,231	7,231	7,188	7,237
Per Share Data
Basic Earnings	$0.52	$0.46	$1.47	$1.28
Diluted Earnings	$0.50	$0.45	$1.44	$1.25
Dividends Paid	$0.20	$0.20	$0.60	$0.60

TRICO BANCSHARES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, unaudited)

			Accumulated
	Common Stock	Retained Earnings	Other Comprehensive Income, net	Total
Balance, December 31, 2000	$50,428	$35,129	($324)	$85,233
Net income for the period		9,061		9,061
Stock issued, including stock option tax benefits	386			386
Repurchase of common stock	(1,419)	(1,979)		(3,398)
Dividends		(4,237)		(4,237)
Unrealized gain on securities available for sale, net			1,695	1,695
Change in minimum pension liability, net			(360)	(360)

Balance September 30, 2001	$49,395	$37,974	$1,011	$88,380

Balance, December 31, 2001	$49,679	$37,909	($655)	$86,933
Net income for the period		10,320		10,320
Stock issued, including
stock option tax benefits	579			579
Repurchase of common stock	(70)	(119)		(189)
Dividends		(4,210)		(4,210)
Unrealized gain on securities available for sale, net			2,988	2,988

Balance September 30, 2002	$50,188	$43,900	$2,333	$96,421

TRICO BANCSHARES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, unaudited)

	For the nine months ended September 30,
	2002	2001
Operating Activities:
Net income	$10,320	$9,061
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,956	1,891
Amortization of intangible assets	683	683
Provision for loan losses	2,000	3,250
Amortization of investment securities premium, net	1,080	139
Deferred income taxes	(108)	(365)
Investment security gains, net	—	(1,756)
Originations of loans for resale	(113,271)	(84,545)
Proceeds from sale of loans originated for resale	114,227	85,028
Gain on sale of loans	(2,254)	(1,292)
Amortization of mortgage servicing rights	498	223
Loss (gain) on sale of fixed assets	10	(4)
Gain on sale of other real estate owned, net	(8)	(48)
Provision for losses on other real estate owned	—	18
Change in assets and liabilities:
(Increase) decrease in interest receivable	(30)	848
Decrease in interest payable	(880)	(895)
Increase in other assets and liabilities	2,547	389

Net Cash Provided by Operating Activities	16,770	12,625

Investing Activities:
Proceeds from maturities of securities available-for-sale	87,365	63,331
Proceeds from sales of securities available-for-sale	—	14,120
Purchases of securities available-for-sale	(127,999)	(54,738)
Net increase in loans	(25,498)	(30,576)
Proceeds from sale of premises and equipment	16	23
Purchases of property and equipment	(1,902)	(1,426)
Proceeds from sale of other real estate owned	79	1,075

Net Cash Used by Investing Activities	(67,939)	(8,191)

Financing Activities:
Net increase in deposits	57,502	21,648
Net decrease in federal funds purchased	—	(500)
Payments of principal on long-term debt agreements	(24)	(1,020)
Repurchase of Common Stock	(189)	(3,398)
Dividends paid	(4,210)	(4,237)
Exercise of stock options/issuance of Common Stock	275	200

Net Cash Provided by Financing Activities	53,354	12,693

Net Increase in Cash and Cash Equivalents	2,185	17,127

Cash and Cash Equivalents and Beginning of Period	77,964	58,190

Cash and Cash Equivalents at End of Period	$80,149	$75,317

Supplemental Disclosure of Noncash Activities:
Unrealized gain (loss) on securities available for sale	$4,777	$2,740
Loans transferred to other real estate owned	—	$327

Supplemental Disclosure of Cash Flow Activity:
Cash paid for interest expense	$10,549	$20,025
Cash paid for income taxes	$4,700	$5,775
Income tax benefit from stock option exercises	$304	$186

TRICO BANCSHARES

Financial Summary

(dollars in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
Net Interest Income (FTE)	$13,520	$12,923	$39,742	$36,958
Provision for loan losses	(700)	(600)	(2,000)	(3,250)
Noninterest income	5,413	3,713	13,182	12,318
Noninterest expense	(12,133)	(10,465)	(33,498)	(30,437)
Provision for income taxes (FTE)	(2,473)	(2,326)	(7,106)	(6,528)

Net income	$3,627	$3,245	$10,320	$9,061

Average shares outstanding	7,026	7,044	7,010	7,087
Diluted average shares outstanding	7,231	7,231	7,188	7,237
Shares outstanding at period end	7,036	7,018	7,036	7,018

As Reported:
Basic earnings per share	$0.52	$0.46	$1.47	$1.28
Diluted earnings per share	$0.50	$0.45	$1.44	$1.25
Return on assets	1.39%	1.32%	1.36%	1.25%
Return on equity	15.17%	14.75%	14.92%	13.90%
Net interest margin	5.67%	5.78%	5.72%	5.58%
Net loan recoveries (losses) to average loans	0.04%	(0.05%)	(0.14%)	(0.51%)
Efficiency ratio (FTE)	64.08%	62.91%	63.29%	61.77%

Average Balances:
Total assets	$1,044,518	$982,387	$1,015,068	$970,086
Earning assets	954,611	894,670	926,387	883,816
Total loans	676,009	661,630	655,682	644,447
Total deposits	908,675	844,741	883,898	834,161
Shareholders’ equity	95,645	88,005	92,212	86,886

Balances at Period End:
Total assets	$1,073,523	$996,150
Earning assets	975,875	905,946
Total loans	683,554	668,157
Total deposits	937,895	859,480
Shareholders’ equity	96,421	88,380

Financial Ratios at Period End:
Allowance for loan losses to loans	2.10%	1.86%
Book value per share	$13.70	$12.59
Equity to assets	8.98%	8.87%
Total capital to risk assets	11.89%	11.69%

Dividends Paid Per Share	$0.20	$0.20	$0.60	$0.60
Dividend Payout Ratio	38.75%	43.42%	40.80%	47.07%

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations reflect interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. The interim results for the nine months ended September 30, 2002 and 2001 are not necessarily indicative of the results expected for the full year. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes as well as other information included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2001.

Certain amounts previously reported in the 2001 financial statements have been reclassified to conform to the 2002 presentation. These reclassifications did not affect previously reported net income or total shareholders’ equity.

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 141, “Business Combinations” (SFAS 141), and Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized after 2001, but instead be periodically evaluated for impairment. Intangible assets with definite useful lives are required to be amortized over their respective estimated useful lives to their estimated residual values, and also reviewed for impairment.

Effective January 1, 2002, the Company was required to adopt the provisions of SFAS 142. Accordingly, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate accounting literature. The Company was also required to reassess the useful lives and residual values of all such intangible assets and make any necessary amortization period adjustments by March 31, 2002. No such adjustments were required to be made.

In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company was required to test the intangible asset for impairment in the first quarter of 2002. The Company has no intangibles with indefinite useful life.

As of the date of adoption, the Company had identifiable intangible assets consisting of core deposit premiums and minimum pension liability. Core deposit premiums are amortized using an accelerated method over a period of ten years. Intangible assets related to minimum pension liability are adjusted annually based upon actuarial estimates. The Company has no goodwill (unidentifiable intangible assets).

Acquisition, Goodwill and Other Intangible Assets

The following table summarizes the Company’s goodwill and other intangible assets as of January 1, 2002 and September 30, 2002.

(Dollar in Thousands)	January 1, 2002	Additions	Reductions	September 30, 2002

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Core Deposit Intangibles	$10,795		$10,795
Accumulated Amortization	(5,725)	(683)	(6,408)

Core Deposit Intangibles, net	$5,070	($683)	$4,387

Core deposit premiums are scheduled to amortize at a rate of $227,700 per quarter through the quarter ended December 31, 2006.

Mortgage Operations

The Company sold substantially all of its conforming long-term residential mortgage loans originated during the first nine months of 2002 for cash proceeds equal to the fair value of the loans. The Company records originated mortgage servicing rights as assets by allocating the total cost basis between the loan and the servicing right based on their relative fair values.

The following table summarizes the Company’s mortgage servicing rights assets as of January 1, 2002 and September 30, 2002.

(Dollar in Thousands)	January 1, 2002	Additions	Reductions	September 30, 2002
Mortgage Servicing Rights	$1,512	$1,298	($498)	$2,312

The recorded value of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. The Company assesses capitalized mortgage servicing rights for impairment based upon the fair value of those rights at each reporting date. For purposes of measuring impairment, the rights are stratified based upon the product type, term and interest rates. Fair value is determined by discounting estimated net future cash flows from mortgage servicing activities using discount rates that approximate current market rates and estimated prepayment rates, among other assumptions. The amount of impairment recognized, if any, is the amount by which the capitalized mortgage servicing rights for a stratum exceeds their fair value. Impairment, if any, is recognized through a valuation allowance for each individual stratum.

At September 30, 2002, the Company had no mortgage loans held for sale. At September 30, 2002 and December 31, 2001, the Company serviced real estate mortgage loans for others of $269 million and $196 million, respectively.

Noninterest Income

Included in the results for the nine months ended September 30, 2001 and the three months ended March 31, 2001 is a one-time pre-tax income item of $1,756,000. This one-time item represents the realized gain recorded by the Company upon the sale of 88,796 common shares of John Hancock Financial Services, Inc. (JHF) for proceeds of $3,265,000.

Stock Repurchase Plan

On March 15, 2001, the Company announced the completion of its stock repurchase plan initially announced on July 20, 2000. Under this repurchase plan, the Company repurchased a total of 150,000 shares of which 110,000 shares were repurchased since December 31, 2000.

On October 19, 2001, the Company announced the completion of its stock repurchase plan initially announced on March 15, 2001. Under this repurchase plan, the Company repurchased a total of 150,000 shares.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Also on October 19, 2001, the Company announced that its Board of Directors approved a new plan to repurchase, as conditions warrant, up to 150,000 additional shares of the Company’s stock on the open market or in privately negotiated transactions. The timing of purchases and the exact number of shares to be purchased will depend on market conditions. The 150,000 shares covered by this repurchase plan represent approximately 2.2% of the Company’s 6,992,080 common shares outstanding on October 19, 2001. As of December 31, 2001, the Company repurchased 108,800 shares under this new plan. During the quarters ended March 31, 2002, June 30, 2002, and September 30, 2002, the Company repurchased 10,000, 0, and 0 shares under this new plan, respectively.

Shareholder Rights Plan

On June 25, 2001, the Company announced that its Board of Directors adopted and entered into a Shareholder Rights Plan designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire the Company.

The Company adopted this Rights Plan to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Plan imposes a significant penalty upon any person or group that acquires 15% or more of the Company’s outstanding common stock without the approval of the Company’s Board of Directors. The Rights Plan was not adopted in response to any known attempt to acquire control of the Company.

Under the Rights Plan, a dividend of one Preferred Stock Purchase Right was declared for each common share held of record as of the close of business on July 10, 2001. No separate certificates evidencing the Rights will be issued unless and until they become exercisable.

The Rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 15% or more of the Company’s common stock. In that event, each Right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either the Company’s common stock or shares in an acquiring entity at one-half of market value.

The Right’s initial exercise price, which is subject to adjustment, is $49.00. The Company’s Board of Directors generally will be entitled to redeem the Rights at a redemption price of $.01 per Right until an acquiring entity acquires a 15% position. The Rights expire on July 10, 2011.

Business Segments

The Company is principally engaged in traditional community banking activities provided through its twenty-nine branches and eight in-store branches located throughout Northern California. Community banking activities include the Bank’s commercial and retail lending, deposit gathering and investment and liquidity management activities. In addition to its community banking services, the Bank offers investment brokerage and leasing services. The results of the separate branches have been aggregated into a single reportable segment, Community Banking. The Company’s leasing, investment brokerage and real estate segments do not meet prescribed aggregation or materiality criteria and, therefore, are reported as “Other” in the following table.

Summarized financial information concerning the Bank’s reportable segments is as follows (in thousands):

	Community Banking	Other	Total
Three Months Ended September 30, 2002
Net interest income	$12,948	$260	$13,208
Noninterest income	4,534	879	5,413
Noninterest expense	11,567	566	12,133

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net income	3,272	355	3,627
Assets	$1,057,071	$16,452	$1,073,523

Three Months Ended September 30, 2001
Net interest income	$12,478	$169	$12,647
Noninterest income	2,954	759	3,713
Noninterest expense	9,826	639	10,465
Net income	3,066	179	3,245
Assets	$980,270	$15,880	$996,150

Nine Months Ended September 30, 2002
Net interest income	$38,053	$746	$38,799
Noninterest income	10,809	2,373	13,182
Noninterest expense	31,871	1,627	33,498
Net income	9,395	925	10,320
Assets	$1,057,071	$16,452	$1,073,523

Nine Months Ended September 30, 2001
Net interest income	$35,388	$620	$36,008
Noninterest income	10,233	2,085	12,318
Noninterest expense	28,692	1,745	30,437
Net income	8,466	595	9,061
Assets	$980,270	$15,880	$996,150

Recently Issued Accounting Pronouncement

On October 3, 2001, the FASB issued Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes Statement of Financial Accounting Standard No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, it retains many of the fundamental provisions of that Statement. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business”. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced management’s ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity. The Company adopted the provisions of SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not have a material impact on the financial condition or operating results of the Company.

Subsequent Event

On October 7, 2002, TriCo Bancshares announced that on October 3, 2002 it signed a definitive agreement with Tri Counties Bank, its wholly owned subsidiary, and North State National Bank, pursuant to which TriCo Bancshares will acquire all of the outstanding stock of North State National Bank in exchange for cash of approximately $13 million, approximately 716,000 shares of TriCo Bancshares common stock and options to purchase approximately 92,450 shares of TriCo Bancshares common stock, subject to adjustments as set forth in the agreement. Based upon a closing price of $23.92 per share of TriCo Bancshares common stock on October 3, 2002, the transaction was valued at $31.8 million.

NORTH STATE NATIONAL BANK

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2001 AND 2000

INDEPENDENT AUDITOR’S REPORT

The Board of Directors and Shareholders

North State National Bank

We have audited the accompanying balance sheet of North State National Bank as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North State National Bank as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Perry-Smith LLP

January 25, 2002

NORTH STATE NATIONAL BANK BALANCE SHEET

	December 31,
	2001	2000
Assets
Cash and due from banks	$5,898,143	$6,222,460
Interest-bearing deposits	5,430,320	170,036
Federal funds sold	3,302,000	714,000
Investment securities (market value of $39,116,350 in 2001 and $36,418,750 in 2000) (Notes 2 and 12)	39,082,324	36,397,197
Loans, less reserve for loan losses of $984,913 in 2001 and $818,126 in 2000 (Notes 3, 7 and 13)	72,561,635	69,914,359
Bank premises and equipment, net (Note 4)	1,428,075	1,597,183
Accrued interest receivable and other assets (Note 5)	1,201,746	1,499,496

	$128,904,243	$116,514,731

Liabilities and Shareholders’ Equity
Deposits:
Non-interest bearing	$23,273,698	$19,079,076
Interest bearing (Note 6)	92,895,294	86,316,450

Total deposits	116,168,992	105,395,526
Accrued interest payable and other liabilities	416,875	620,840

Total liabilities	116,585,867	106,016,366

Commitments and contingencies (Note 7)

Shareholders’ equity (Note 8): Common stock—par value $2.50 per share; authorized—2,500,000 shares, issued and outstanding—1,224,190 shares in 2001 and 1,203,773 shares in 2000	3,060,475	3,009,432
Additional paid-in capital	4,231,914	4,189,178
Retained earnings	4,832,457	3,466,672
Accumulated other comprehensive income (loss) (Notes 2 and 9)	193,530	(166,917)

Total shareholders’ equity	12,318,376	10,498,365

	$128,904,243	$116,514,731

The accompanying notes are an integral part of these financial statements.

NORTH STATE NATIONAL BANK INCOME STATEMENT

	Years Ended December 31,
	2001	2000	1999
Interest income:
Interest and fees on loans	$6,114,267	$6,165,070	$5,516,177
Interest on federal funds sold	226,706	142,466	75,228
Interest on investment securities:
Taxable	2,145,518	2,288,491	2,131,695
Exempt from federal income taxes	64,222	69,171	73,296

Total interest income	8,550,713	8,665,198	7,796,396

Interest expense:
Interest on deposits (Note 6)	3,247,983	3,773,707	3,190,419
Interest on short-term borrowings (Note 12)		29,747	3,393

Total interest expense	3,247,983	3,803,454	3,193,812

Net interest income	5,302,730	4,861,744	4,602,584
Provision for loan losses (Note 3)	169,000		145,000

Net interest income after provision for loan losses	5,133,730	4,861,744	4,457,584

Non-interest income:
Service charges	335,242	302,579	313,654
Gain on sales and calls of investment securities	141,351
Other income	148,474	132,008	159,017

Total non-interest income	625,067	434,587	472,671

Other expenses:
Salaries and employee benefits (Notes 3 and 14)	1,492,409	1,486,475	1,446,266
Occupancy (Notes 4 and 7)	197,110	181,242	181,662
Equipment (Note 4)	272,374	262,398	236,347
Other (Note 11)	782,366	733,373	732,452

Total other expenses	2,744,259	2,663,488	2,596,727

Income before income taxes	3,014,538	2,632,843	2,333,528
Income taxes (Note 5)	1,226,000	1,054,000	900,000

Net income	$1,788,538	$1,578,843	$1,433,528

Basic earnings per share (Note 8)	$1.47	$1.31	$1.20

Diluted earnings per share (Note 8)	$1.41	$1.26	$1.15

The accompanying notes are an integral part of these financial statements.

NORTH STATE NATIONAL BANK STATEMENT OF

CHANGES IN SHAREHOLDERS’ EQUITY

	For the Years Ended December 31, 2001, 2000 and 1999
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders’ Equity	Comprehensive Income
	Shares	Amount
Balance, January 1, 1999	$1,084,816	$2,712,040	$3,295,887	$1,922,117	$(26,788)	$7,903,256
Comprehensive income:
Net income				1,433,528		1,433,528	$1,433,528
Other comprehensive loss, net of tax (Note 9):
Unrealized losses on available-for-sale investment securities					(679,010)	(679,010)	(679,010)

Total comprehensive income							754,518

Issuance of common stock under stock option plan (Note 8)	764	1,910	889			2,799
10% stock dividend (Note 8)	108,491	271,227	895,047	(1,166,274)
Fractional shares redeemed	(210)	(525)		(874)		(1,399)

Balance, December 31, 1999	1,193,861	2,984,652	4,191,823	2,188,497	(705,798)	8,659,174
Comprehensive income:
Net income				1,578,843		1,578,843	1,578,843
Other comprehensive income, net of tax (Note 9):
Unrealized gains on available-for-sale investment securities					538,881	538,881	538,881

Total comprehensive income							2,117,724

Cash dividend ($.25 per share) (Note 8)				(300,668)		(300,668)
Issuance of common stock under stock option plan (Note 8)	13,994	34,985	34,099			69,084
Retirement of common stock	(4,082)	(10,205)	(36,744)			(46,949)

Balance, December 31, 2000	1,203,773	3,009,432	4,189,178	3,466,672	(166,917)	10,498,365

Comprehensive income:
Net income				1,788,538		1,788,538	1,788,538
Other comprehensive income, net of tax (Note 9):
Unrealized gains on available-for-sale investment securities					360,447	360,447	360,447

Total comprehensive income							2,148,985

Cash dividend ($.35 per share) (Note 8)				(422,753)		(422,753)
Issuance of common stock under stock option plan (Note 8)	20,417	51,043	42,736			93,779

Balance, December 31, 2001	1,224,190	3,060,475	4,231,914	4,832,457	193,530	12,318,376

Disclosure of reclassification amount, net of taxes (Note 9):
Net unrealized holding gains arising during 2001					$444,311
Less: reclassification adjustment for net gains included in net income					83,864

Net unrealized gains on available-for-sale investment securities					$360,447

The accompanying notes are an integral part of these financial statements.

NORTH STATE NATIONAL BANK STATEMENT OF CASH FLOWS

	Years Ended December 31,
	2001	2000	1999
Cash flows from operating activities:
Net income	$1,788,538	$1,578,843	$1,433,528
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	169,000		145,000
Increase (decrease) in deferred loan origination fees and costs, net	38,913	32,869	(54,995)
Depreciation and amortization	211,049	201,804	169,603
Amortization of investment security premiums and discounts, net	67,834	9,271	43,507
Decrease (increase) in accrued interest receivable and other assets	139,756	(55,219)	(157,127)
(Decrease) increase in accrued interest payable and other liabilities	(203,965)	135,952	114,983
Deferred taxes	(98,000)	(12,000)	(77,000)
Gain on sales and calls of investment securities	(141,351)

Net cash provided by operating activities	1,971,774	1,891,520	1,617,499

Cash flows from investing activities:
Proceeds from matured held-to-maturity investment securities	160,000	140,000	500,000
Purchase of held-to-maturity investment securities			(200,000)
Proceeds from matured available-for-sale investment securities	6,252,000	6,102,000	28,161,858
Proceeds from sales and calls of available-for-sale investment securities	26,270,075	2,000,000	1,000,000
Proceeds from redeemed Federal Home Loan Bank stock		131,500
Purchase of available-for-sale investment securities	(38,216,168)	(4,723,694)	(34,508,508)
Proceeds from principal repayments from held-to-maturity mortgage-related securities		278,432	735,161
Proceeds from principal repayments from available-for-sale mortgage-related securities	3,538,924	886,628	2,406,650
Increase in loans, net	(2,855,189)	(6,178,385)	(8,038,211)
Purchase of equipment	(41,941)	(85,461)	(235,801)
Proceeds from sale of equipment		21,853

Net cash used in investing activities	(4,892,299)	(1,427,127)	(10,178,851)

Cash flows from financing activities:
Net increase (decrease) in demand, interest-bearing and savings deposits	9,931,139	(1,192,978)	4,162,416
Net increase in time deposits	842,327	1,809,586	4,732,936
Proceeds from exercised stock options	93,779	69,084	2,799
Cash paid for retirement of stock		(46,949)
Cash dividend paid	(422,753)	(300,668)
Cash paid for fractional shares			(1,399)

Net cash provided by financing activities	10,444,492	338,075	8,896,752

Increase in cash and cash equivalents	7,523,967	802,468	335,400
Cash and cash equivalents at beginning of year	7,106,496	6,304,028	5,968,628

Cash and cash equivalents at end of year	$14,630,463	$7,106,496	$6,304,028

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest expense	$3,514,348	$3,623,061	$3,100,020
Income taxes	1,258,991	1,123,813	972,785
Non-cash investing activities:
Net change in unrealized gain (loss) on available-for-sale investment securities	616,441	924,345	(1,164,824)

The accompanying notes are an integral part of these financial statements.

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

North State National Bank (North State) commenced operations on March 15, 1982. North State operates two branches and its primary source of revenue is providing loans to small businesses, professionals, agricultural entities and individuals in the Greater Chico Urban Area.

The accounting and reporting policies of North State conform with generally accepted accounting principles and prevailing practices within the banking industry.

Reclassifications

Certain reclassifications have been made to prior years’ balances to conform to classifications used in 2001.

Investment Securities

Investments are classified into the following categories:

•    Available-for-sale securities reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders’ equity.

•    Held-to-maturity securities, which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value.

North State adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, on October 1, 2000. Upon adoption, SFAS 133 allowed the transfer of held-to-maturity investment securities into the available-for-sale category without calling into question an entity’s intent to hold other debt securities to maturity in the future. No derivative instruments were held and, accordingly, there is no transition adjustment reported in these financial statements. However, certain held-to-maturity investment securities were transferred to the available-for-sale category and the unrealized holding loss at the date of transfer was included in accumulated other comprehensive loss.

Gains or losses on the sale of securities are computed using the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. In addition, unrealized losses that are other than temporary are recognized in earnings for all investments.

Loans

Loans are stated at principal balances outstanding and interest is accrued daily based upon outstanding loan balances. However, when, in the opinion of management, loans are considered to be impaired and the future collectibility of interest and principal is in serious doubt, loans are placed on nonaccrual status and the accrual of interest income is suspended. Any interest accrued but unpaid is charged against

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

income. Payments received are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectibility of principal is not in doubt, are applied first to earned but unpaid interest and then to principal.

An impaired loan is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical matter, at the loan’s observable market price or the fair value of collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that North State will be unable to collect all amounts due (including both principal and interest) in accordance with the contractual terms of the loan agreement.

Substantially all loan origination fees, commitment fees, direct loan origination costs and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

Reserve for Loan Losses

The reserve for loan losses is maintained to provide for losses related to impaired loans and other losses that can be expected to occur in the normal course of business. The reserve is determined based on estimates made by management, to include consideration of the character of the loan portfolio, specifically identified problem loans, potential losses inherent in the portfolio taken as a whole and economic conditions in North State’s service area.

Loans determined to be impaired or classified are individually evaluated by management for specific risk of loss. In addition, a reserve factor is assigned to currently performing loans based on North State’s historical experience. Management also computes specific and expected loss reserves for loan commitments. These estimates are particularly susceptible to changes in the economic environment and market conditions.

North State’s Loan Committee reviews the adequacy of the reserve for loan losses quarterly, to include consideration of the relative risks in the portfolio and current economic conditions. The reserve is adjusted based on that review if, in the judgment of the Loan Committee and management, changes are warranted.

This reserve is established through a provision for loan losses which is charged to expense. Additions to the reserve are expected to maintain the adequacy of the total reserve after loan losses and loan growth. The reserve for loan losses at December 31, 2001 and 2000, respectively, reflects management’s estimate of losses in the portfolio.

Other Real Estate

Other real estate includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of North State’s recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property is charged against the reserve for loan losses. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value. The allowance is established through a provision for losses on other real estate which is included in other expenses. Subsequent gains or losses on sales or writedowns resulting from permanent impairments are recorded in other income or expense as incurred. At December 31, 2001 and 2000, North State held no other real estate.

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

Bank Premises and Equipment

Bank premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful life of Bank premises is estimated to be forty years. The useful lives of improvements to Bank premises, furniture and equipment are estimated to be one to twenty-five years. Leasehold improvements are amortized over the life of the asset or the life of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

Earnings Per Share

Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of North State. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS.

Cash Equivalents

For the purpose of the statement of cash flows, cash and due from banks interest-bearing deposits and Federal funds sold are considered to be cash equivalents. Generally, interest-bearing deposits are held in money market accounts and Federal funds are sold for one day periods.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Stock-Based Compensation

Stock options are accounted for under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of North State’s stock at the date of grant over the exercise price. However, if the fair value of stock-based compensation computed under a fair value based method, as prescribed in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, is material to the financial statements, pro forma net income and earnings per share are disclosed as if the fair value method had been applied.

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

Impact of New Financial Accounting Standards

In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to replace SFAS No. 125 which was issued in June 1996. The original statement addressed issues related to transfers of financial assets in which the transferor has some continuing involvement with the transferred assets or with the transferee. SFAS No. 140 resolves implementation issues which arose as a result of SFAS No. 125, but carries forward most of the provisions of the original statement. SFAS 140 was effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Management does not believe the adoption of this statement has had a significant impact on North State’s financial statements.

In June 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 addresses the financial accounting and reporting for business combinations and requires the use of a single method to account for business combinations, the purchase method of accounting. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet one of two criteria, the contractual-legal criterion or the separability criterion. SFAS No. 141 applies to all business combinations for which the date of acquisition is July 1, 2001 or later.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. Pursuant to SFAS No. 142, goodwill and other intangible assets that have indefinite useful lives will be evaluated periodically for impairment rather than amortized. The provisions of this statement apply to financial statements for fiscal years beginning after December 15, 2001, except for goodwill or other intangible assets acquired after June 30, 2001 for which SFAS No. 142 is immediately effective. Management does not believe the adoption of SFAS No. 141 and SFAS No. 142 will have a significant impact on North State’s current financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed Of. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provision of Accounting Principles Board Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Management does not believe the adoption of this statement will have a significant impact on North State’s current financial position or results of operations.

2.    INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities at December 31, 2001 and 2000 consisted of the following:

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

Available-for-Sale:
	2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities	$501,987	$22,013		$524,000
U.S. Government agencies	20,888,757	213,846	$(88,603)	21,014,000
U.S. Government guaranteed mortgage-related securities	15,554,554	213,645	(31,199)	15,737,000
Federal Home Loan Bank stock	318,700			318,700
Federal Reserve Bank stock	215,650			215,650

	$37,479,648	$449,504	$(119,802)	$37,809,350

Net unrealized gains on available-for-sale investment securities totaling $329,702 were recorded, net of $136,172 in tax liabilities, as accumulated other comprehensive gain within shareholders’ equity at December 31, 2001. Proceeds and gross realized gains from the sale or call of available-for-sale investment securities totaled $26,270,075 and $141,351, respectively, for the year ended December 31, 2001.

	2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities	$3,017,128	$9,053	$(181)	$3,026,000
U.S. Government agencies	18,738,066	4,825	(156,891)	18,586,000
U.S. Government guaranteed mortgage-related securities	12,978,545	15,558	(159,103)	12,835,000
Federal Home Loan Bank stock	300,100			300,100
Federal Reserve Bank stock	215,650			215,650

	$35,249,489	$29,436	$(316,175)	$34,962,750

Net unrealized losses on available-for-sale investment securities totaling $286,739 were recorded, net of $119,822 in tax benefits, as accumulated other comprehensive loss within shareholders’ equity at December 31, 2000. Proceeds of $2,000,000 and $131,500 were received from the sale or call of available-for-sale investment securities and the redemption, at cost, of Federal Home Loan Bank stock, respectively, during the year ended December 31, 2000.

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

Held-to-Maturity:
	2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$1,272,974	$34,026	$—	$1,307,000

	2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$1,434,447	$26,134	$(4,581)	$1,456,000

On October 1, 2000, certain held-to-maturity investment securities were transferred to the available-for-sale category in accordance with the provisions of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, issued by the Financial Accounting Standards Board. The amortized cost and market value of the transferred securities on the date of transfer were $2,909,813 and $2,898,000, respectively. Accordingly, unrealized losses of $11,813 were recorded, net of $5,000 in tax benefits, as accumulated other comprehensive loss within shareholders’ equity. There were no transfers of held-to-maturity investment securities during 2001 or 1999.

The amortized cost and estimated market value of investment securities at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Within one year			$15,000	$16,000
After one year through five years	$19,000,895	$19,117,000	652,974	668,000
After five years through ten years	1,250,000	1,276,000	305,000	311,000
After ten years	1,000,000	1,005,000	300,000	312,000

	21,250,895	21,398,000	$1,272,974	$1,307,000

Investment securities not due at a single maturity date:
U.S. Government guaranteed mortgage-related securities	15,554,554	15,737,000
SBA loan pools	139,849	140,000
Federal Home Loan Bank stock	318,700	318,700
Federal Reserve Bank stock	215,650	215,650

	$37,479,648	$37,809,350

Investment securities with amortized costs totaling $1,799,228 and $5,338,275 and estimated market values totaling $1,915,000 and $5,326,000 were pledged to secure public deposits, treasury tax and loan accounts and over-night borrowing arrangements with the Federal Reserve Bank at December 31, 2001 and 2000, respectively. In addition, investment securities with amortized costs totaling $9,321,220 and

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

$9,271,676 and estimated market values totaling $9,411,000 and $9,201,000 were pledged to secure State of California time deposits at December 31, 2001 and 2000, respectively.

3.    LOANS

Outstanding loans are summarized as follows:

		December 31,
		2001	2000
Commercial and agricultural		$21,467,262	$21,634,440
Real estate—mortgage		44,131,982	42,435,801
Real estate—construction		5,391,888	3,771,109
Installment		2,686,208	2,983,014

		73,677,340	70,824,364
Deferred loan fees, net		(130,792)	(91,879)
Reserve for loan losses		(984,913)	(818,126)

		$72,561,635	$69,914,359

Changes in the reserve for loan losses were as follows:
	Years Ended December 31,
	2001	2000	1999
Balance, beginning of year	$818,126	$969,917	$848,850
Provision for loan losses	169,000		145,000
Losses charged to reserve	(6,019)	(199,856)	(38,174)
Recoveries	3,806	48,065	14,241

Balance, end of year	$984,913	$818,126	$969,917

No loans were considered to be impaired at December 31, 2001 and 2000. No loans were considered to be impaired during 2001 and the average recorded investment in impaired loans was $100,000 and $52,000 for the years ended December 31, 2000 and 1999. No interest income on impaired loans was recognized during the years ended December 31, 2001, 2000 and 1999.

There were no nonaccrual loans at December 31, 2001. At December 31, 2000, nonaccrual loans totaled $172,900. There was no interest foregone on nonaccrual loans for the year ended December 31, 2001. Interest foregone on nonaccrual loans totaled $15,000 and $32,000 for the years ended December 31, 2000 and 1999, respectively.

Salaries and employee benefits totaling $68,004, $70,127 and $82,870 have been deferred as loan origination costs during 2001, 2000 and 1999, respectively.

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

4.    BANK PREMISES AND EQUIPMENT

Bank premises and equipment consisted of the following:

	December 31,
	2001	2000
Land	$405,896	$405,896
Bank premises	1,693,975	1,681,116
Furniture, fixtures and equipment	2,147,509	2,142,947
Leasehold improvements	129,601	129,601

	4,376,981	4,359,560
Less accumulated depreciation and amortization	(2,948,906)	(2,762,377)

	$1,428,075	$1,597,183

Depreciation and amortization included in occupancy and equipment expense totaled $211,049, $201,804 and $169,603 for the years ended December 31, 2001, 2000 and 1999, respectively.

5.    INCOME TAXES

The provision for income taxes for the years ended December 31, 2001, 2000 and 1999 consisted of the following:

	Federal	State	Total
2001
Current	$980,000	$342,000	$1,322,000
Deferred	(76,000)	(20,000)	(96,000)

Income tax expense	$904,000	$322,000	$1,226,000

2000
Current	$777,000	$289,000	$1,066,000
Deferred	(12,000)		(12,000)

Income tax expense	$765,000	$289,000	$1,054,000

1999
Current	$719,000	$258,000	$977,000
Deferred	(61,000)	(16,000)	(77,000)

Income tax expense	$658,000	$242,000	$900,000

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

Deferred tax assets (liabilities) are comprised of the following at December 31, 2001 and 2000:

	2001	2000
Deferred tax assets:
Reserve for loan losses	$304,000	$228,000
Future benefit of state income tax deduction	118,000	96,000
Unrealized loss on available-for-sale investment securities		120,000

Total deferred tax assets	422,000	444,000

Deferred tax liabilities:
Bank premises and equipment	(19,000)	(45,000)
Future liability of state deferred tax assets	(33,000)	(25,000)
Federal Home Loan Bank dividends	(48,000)	(30,000)
Unrealized gain on available-for-sale investment securities	(136,000)

Total deferred tax liabilities	(236,000)	(100,000)

Net deferred tax assets	$186,000	$344,000

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate to operating income before income taxes. The significant items comprising these differences for the years ended December 31, 2001, 2000 and 1999 consisted of the following:

	2001		2000		1999
	Amount	Rate %	Amount	Rate %	Amount	Rate %
Federal income tax expense, at statutory rate	$1,024,943	34.0	$895,167	34.0	$793,400	34.0
State franchise tax, net of Federal tax effect	216,276	7.2	188,757	7.2	167,494	7.2
Interest on obligations of states and political subdivisions	(19,398)	(.6)	(20,144)	(.8)	(21,959)	(.9)
Other	4,179.1		(9,780)	(.4)	(38,935)	(1.7)

Total income tax expense	$1,226,000	40.7	$1,054,000	40.0	$900,000	38.6

6.    INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

	December 31,
	2001	2000
Savings	$4,649,275	$4,084,805
Money market	33,458,575	29,475,447
NOW accounts	17,695,472	16,506,553
Time, $100,000 or more	21,966,979	21,584,852
Other time	15,124,993	14,664,793

	$92,895,294	$86,316,450

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

Aggregate annual maturities of time deposits are as follows:

Year Ending December 31,
2002	$35,381,173
2003	1,344,228
2004	102,778
2005	252,425
2006 and thereafter	11,368

$37,091,972

Interest expense related to interest-bearing deposits consisted of the following:

	Years Ended December 31,
	2001	2000	1999
Savings	$80,143	$113,925	$143,319
Money market	1,132,396	1,504,984	1,306,460
NOW accounts	136,874	284,301	289,202
Time, $100,000 or more	1,119,052	1,073,209	744,571
Other time	779,518	797,288	706,867

	$3,247,983	$3,773,707	$3,190,419

7.    COMMITMENTS AND CONTINGENCIES

Lease

North State leases a branch facility with an option to renew this lease for one ten-year term after the initial lease term expires February 28, 2004. Rental expense included in occupancy expense totaled $38,341, $37,712 and $36,570 for the years ended December 31, 2001, 2000 and 1999, respectively. The lease has the following future minimum lease payments:

Year Ending December 31,
2002	$41,484
2003	41,484
2004	6,914

$89,882

Financial Instruments With Off-Balance-Sheet Risk

North State is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

North State’s exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. North State uses the same credit policies in making commitments and letters of credit as it does for loans included on the balance sheet.

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

The following financial instruments represent off-balance-sheet credit risk:

	December 31,
	2001	2000
Commitments to extend credit	$19,023,000	$19,034,000
Letters of credit	300,000	135,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. North State evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by North State upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, commercial and residential real estate, farmland and deposit accounts.

Letters of credit are conditional commitments issued by North State to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

At December 31, 2001, commercial loan commitments represent approximately 81% of total commitments. Approximately 72% of these commercial loan commitments are unsecured or secured by collateral other than first deeds of trust on real estate and generally have variable interest rates. Loan commitments secured by residential real estate represent approximately 8% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 80%. The majority of real estate loan commitments also have variable interest rates. Unsecured consumer lines of credit, generally having variable interest rates, represent the remaining 11% of total commitments.

Significant Concentrations of Credit Risk

North State grants commercial, agricultural, real estate mortgage, real estate construction and consumer loans to customers throughout Butte County.

Although North State has a diversified loan portfolio, a substantial portion of its portfolio is secured by real estate. However, personal and business income represent the primary source of repayment for a majority of these loans.

Correspondent Banking Agreements

North State maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. Uninsured deposits totaled $5,681,113 at December 31, 2001.

Federal Reserve Requirements

Banks are required to maintain reserves with the Federal Reserve Bank or in the form of vault cash equal to a percentage of their reservable deposits. The reserve balances required at December 31, 2001 and 2000 were $722,000 and $753,000.

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

8.    SHAREHOLDERS’ EQUITY

Dividends

Upon declaration by the Board of Directors, all shareholders of record will be entitled to receive dividends. Under applicable Federal laws, the Comptroller of the Currency restricts the total dividend payment of any national banking association in any calendar year to the net income of the year, as defined, combined with the net income for the two preceding years, less distributions made to shareholders during the same three-year period. At December 31, 2001, retained earnings of $2,910,340 were free of such restrictions.

On April 17, 2001 and April 18, 2000, the Board of Directors declared $.35 and $.25 cash dividends, respectively, to shareholders of record at the close of business on May 1, 2001 and 2000, payable June 1, 2001 and 2000. In addition, all per share data has been restated to reflect the 10% stock dividend issued on June 1, 1999.

Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:

	Net Income	Weighted Average Number of Shares Outstanding	Per Share Amount
December 31, 2001
Basic earnings per share	$1,788,538	1,216,493	$1.47

Effect of dilutive stock options		50,906

Diluted earnings per share	$1,788,538	1,267,399	$1.41

December 31, 2000
Basic earnings per share	$1,578,843	1,201,440	$1.31

Effect of dilutive stock options		54,577

Diluted earnings per share	$1,578,843	1,256,017	$1.26

December 31, 1999
Basic earnings per share	$1,433,528	1,193,838	$1.20

Effect of dilutive stock options		57,747

Diluted earnings per share	$1,433,528	1,251,585	$1.15

Stock Options

On April 19, 1995, the shareholders approved the adoption of the North State National Bank 1995 Stock Option Plan. At December 31, 2001, 256,888 shares of North State’s common stock were reserved for distribution under the plan. The plan includes both incentive options, which may be granted to full-time salaried officers and employees of North State, and nonqualified options, which may be granted to Directors and full-time salaried officers and employees. The price of all options may not be less than the fair market value of the stock at the date the option is granted. The purchase price of exercised options is payable in full in cash or with common stock previously acquired by the optionee. All options expire on

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

a date determined by the Board of Directors, but not later than ten years from the date of grant. All outstanding options under the plan vested immediately upon grant.

No options were granted in 2001 and no compensation expense has been recognized in connection with previous stock option awards. Had compensation cost for options been determined based on the fair value at grant date for awards in 2000 and 1999, North State’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	December 31,
	2000	1999
Net earnings—as reported	$1,578,843	$1,433,528
Net earnings—pro forma	$1,529,187	$1,409,684
Basic earnings per share—as reported	$1.31	$1.20
Basic earnings per share—pro forma	$1.27	$1.18
Diluted earnings per share—as reported	$1.26	$1.15
Diluted earnings per share—pro forma	$1.22	$1.13

The fair value of each option was estimated on the date of grant using an option-pricing model and the following assumptions:

	December 31,
	2000	1999
Dividend yield	2.15%	0.00%
Expected volatility	16.79%	13.49%
Risk-free interest rate	6.69%	5.65%
Expected option life	10 years	10 years

A summary of the combined activity within the plan follows:

	2001		2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	113,289	$6.29	112,384	$5.32	103,205	$4.89
Options granted			18,500	$11.62	10,175	$9.78
Options exercised	(20,417)	$4.59	(13,994)	$4.94	(764)	$4.68
Options canceled	(2,750)	$11.70	(3,601)	$8.72	(232)	$10.66

Options outstanding, end of year	90,122	$6.51	113,289	$6.29	112,384	$5.32

Options exercisable, end of year	90,122	$6.51	113,289	$6.29	112,384	$5.32

Weighted average fair value of options granted during the year				$6.01		$4.75

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

A summary of options outstanding at December 31, 2001 follows:

Range of Exercise Prices	Number of Options Outstanding December 31, 2001	Weighted Average Remaining Contractual Life	Number of Options Exercisable December 31, 2001
$3.15	47,153	3.6 years	47,153
$5.37	4,454	4.4 years	4,454
$10.68	15,840	6.9 years	15,840
$9.77	9,900	7.2 years	9,900
$10.23	275	7.2 years	275
$11.75	9,550	8.0 years	9,550
$11.25	950	8.2 years	950
$11.12	2,000	8.3 years	2,000

	90,122		90,122

Regulatory Capital

North State is subject to certain regulatory capital requirements administered by the Office of the Comptroller of the Currency (OCC). Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on North State’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, North State must meet specific capital guidelines that involve quantitative measures of North State’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. North State’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require North State to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Each of these components is defined in the regulations. Management believes that North State met all its capital adequacy requirements as of December 31, 2001 and 2000.

In addition, the most recent notification from the OCC categorized North State as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, North State must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since the last notification by the OCC that management believes have changed North State’s category.

	2001		2000
	Amount	Ratio	Amount	Ratio
Leverage Ratio
North State National Bank	$12,125,000	9.5%	$10,665,000	9.2%

Minimum requirement for “Well-Capitalized” institution	6,357,500	5.0%	5,774,400	5.0%
Minimum regulatory requirement	5,086,000	4.0%	4,619,500	4.0%

Tier 1 Risk-Based Capital Ratio
North State National Bank	12,125,000	15.0%	10,665,000	14.3%
Minimum requirement for “Well-Capitalized” institution	4,848,700	6.0%	4,490,900	6.0%
Minimum regulatory requirement	3,232,400	4.0%	2,993,900	4.0%

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

Total Risk-Based Capital Ratio
North State National Bank	13,110,000	16.2%	11,483,000	15.3%
Minimum requirement for
“Well-Capitalized” institution	8,081,100	10.0%	7,484,800	10.0%
Minimum regulatory requirement	6,464,900	8.0%	5,987,900	8.0%

9.    COMPREHENSIVE INCOME

Comprehensive income is reported in addition to net income for all periods presented. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not bee n recognized in the calculation of net income. Unrealized gains and losses on North State’s available-for-sale investment securities are included in other comprehensive income (loss). Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the Statement of Changes in Shareholders’ Equity.

At December 31, 2001, 2000 and 1999, North State held securities classified as available-for-sale which had unrealized gains or losses as follows:

	Before Tax	Tax (Expense) Benefit	After Tax
For the Year Ended December 31, 2001
Other comprehensive income:
Unrealized holding gains	$757,792	$(313,481)	$444,311
Reclassification adjustment for net gains included in net income	141,351	(57,487)	83,864

Total other comprehensive income	616,441	(255,994)	360,447

For the Year Ended December 31, 2000
Other comprehensive income:
Unrealized holding gains	924,345	(385,464)	538,881

For the Year Ended December 31, 1999
Other comprehensive loss:
Unrealized holding losses	(1,164,824)	485,814	(679,010)

10.    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering North State’s entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

Because no market exists for a significant portion of North State’s financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

The following methods and assumptions were used by North State to estimate the fair value of its financial instruments at December 31, 2001 and 2000:

Cash and cash equivalents: For cash and cash equivalents, the carrying amount is estimated to be fair value.

Investment securities: For investment securities, fair values are based on quoted market prices.

Loans: For variable-rate loans that reprice frequently with no significant change in credit risk, the carrying amount is estimated to be fair value. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for loans with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

Deposits: The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using discounted cash flow analyses using interest rates being offered at each reporting date by North State for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Commitments to extend credit: Commitments to extend credit are primarily for variable rate loans. For these commitments, there is no difference between the committed amounts and their fair values. Commitments to fund fixed rate loans and letters of credit are at rates which approximate fair value at each reporting date.

The estimated fair values of North State’s financial instruments are as follows:

	December 31, 2001		December 31, 2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$5,898,143	$5,898,143	$6,222,460	$6,222,460
Interest-bearing deposits	5,430,320	5,430,320	170,036	170,036
Federal funds sold	3,302,000	3,302,000	714,000	714,000
Investment securities	39,082,324	39,116,350	36,397,197	36,418,750
Loans	72,561,635	74,301,000	69,914,359	69,634,000
Accrued interest receivable	883,497	883,497	1,004,830	1,004,830

	127,157,919	128,931,310	114,422,882	114,164,076

Financial liabilities:
Deposits	116,168,992	116,482,000	105,395,526	105,473,000
Accrued interest payable	272,720	272,720	539,085	539,085

	116,441,712	116,754,720	105,934,611	106,012,085

Off-balance-sheet financial instruments:
Commitments to extend credit	19,023,000	19,023,000	19,034,000	19,034,000
Letters of credit	300,000	300,000	135,000	135,000

	$19,323,000	$19,323,000	$19,169,000	$19,169,000

NOTES TO NORTH STATE NATIONAL BANK FINANCIAL STATEMENTS—(Continued)

11.    OTHER EXPENSES

Other expenses for the years ended December 31, 2001, 2000 and 1999 consisted of the following:

	2001	2000	1999
Professional fees	$113,466	$119,558	$107,400
Director fees	79,200	66,000	66,600
Advertising	49,492	52,524	56,513
Other operating expenses	540,208	495,291	501,939

	$782,366	$733,373	$732,452

12.    SHORT-TERM BORROWING ARRANGEMENTS

North State has $5,000,000 in unsecured short-term borrowing agreements with its correspondent banks. North State can also borrow up to $1,000,000 on an overnight basis from the Federal Reserve Bank secured by investment securities with amortized costs totaling $1,028,061 and estimated market values totaling $1,050,000. In addition, North State has reverse repurchase agreements totaling $10,000,000 with two securities firms. North State can also borrow approximately $2,500,000 from the Federal Home Loan Bank subject to various pledging options. There were no short-term borrowings outstanding at December 31, 2001 and 2000.

13.    RELATED PARTY TRANSACTIONS

During the normal course of business, North State enters into transactions with related parties, including executive officers and directors. These transactions include borrowings from North State with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 2001:

Balance, January 1, 2001	$2,623,665
Disbursements	2,235,611
Amounts repaid	(1,863,406)

Balance, December 31, 2001	$2,995,870

Undisbursed commitments to related parties, December 31, 2001	$335,487

14.    EMPLOYEE BENEFIT PLAN

North State’s California Bankers Association Prototype Profit Sharing and Salary Deferral 401(k) Plan is available to employees meeting certain age and length of service requirements. Under the Plan, employees can defer a selected portion of their annual compensation and North State may match each employee contribution in an amount to be determined annually under a formula established by North State. During 2001, 2000 and 1999, North State’s contribution totaled $28,000, $24,000 and $27,000, respectively.

NORTH STATE NATIONAL BANK

UNAUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2002 AND 2001

NORTH STATE NATIONAL BANK

BALANCE SHEET (Unaudited)

($000)

	September 30, 2002	December 31, 2001
ASSETS
Cash and due from banks	$6,309	$11,328
Federal funds sold	3,424	3,302
Investment securities (market value: $51,625 at September 30, 2002 and $38,582 at December 31, 2001)	51,577	38,548
Loans, net of allowance for loan losses of $932 and $985, respectively	76,343	72,562
Premises and equipment, net	1,431	1,428
Accrued interest receivable	848	900
Other assets	754	836

TOTAL ASSETS	$140,686	$128,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing	$21,858	$23,274
Interest-bearing demand	17,613	17,695
Savings	52,489	38,108
Time Certificates	34,885	37,092

Total deposits	126,845	116,169
Accrued interest payable and other liabilities	288	417

Total liabilities	127,133	116,586

Shareholders’ equity:
Common stock, par value $2.50 per share; authorized 2,500,000 shares, issued and outstanding 1,224,460 shares at September 30, 2002 and 1,224,190 shares at December 31, 2001	3,061	3,060
Additional paid-in capital	4,233	4,232
Retained earnings	5,882	4,832
Accumulated other comprehensive income	377	194

Total shareholders’ equity	13,553	12,318

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$140,686	$128,904

NORTH STATE NATIONAL BANK

CONDENSED INCOME STATEMENT (Unaudited)

($000 except earnings per share)

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2002	2001
Interest income:
Interest and fees on loans	$1,424	$1,543	$4,174	$4,646
Interest on interest-bearing deposits		4	31	7
Interest on investment securities:
Taxable	527	528	1,554	1,577
Exempt from federal income taxes	15	15	45	49
Interest on federal funds sold and other	39	62	115	230

Total interest income	2,005	2,152	5,919	6,509

Interest expense:	516	781	1,550	2,627

Net interest income	1,489	1,371	4,369	3,882
Provision for loan losses		24		90

Net interest income after provision for loan losses	1,489	1,347	4,369	3,792

Non-interest income:
Service charges	76	73	234	221
Gain on sales of investment securities	40	24	55	62
Other income	41	39	132	140

Total non-interest income	157	136	421	423

Non-interest expense:
Salaries and employee benefits	383	368	1,160	1,122
Occupancy and equipment	112	122	338	353
Other non-interest expense	235	184	646	587

Total non-interest expense	730	674	2,144	2,062

Income before income taxes	916	809	2,646	2,153
Income taxes	384	337	1,106	897

Net income	$532	$472	$1,540	$1,256

Basic earnings per share	$0.43	$0.39	$1.26	$1.04

Diluted earnings per share	$0.41	$0.37	$1.20	$0.99

NORTH STATE NATIONAL BANK

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

(Unaudited)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity	Comprehensive Income
	Number of shares	Amount
Balance, December 31, 2001	1,224,190	$3,060,475	$4,231,914	$4,832,457	$193,530	$12,318,376
Comprehensive income:
Net income				1,539,767		1,539,767	$1,539,767
Other comprehensive income, net of tax
Unrealized gains on available-for-sale investment securities					183,133	183,133	183,133

Total comprehensive income							$1,722,900

Cash dividend				(489,874)		(489,874)
Exercise of common stock options	270	672	778			1,450

Balance, September 30, 2002	1,224,460	$3,061,147	$4,232,692	$5,882,350	$376,663	$13,552,852

NORTH STATE NATIONAL BANK

CONDENSED STATEMENT OF CASH FLOWS (Unaudited)

For the Nine Months Ended September 30,

($000)

	2002	2001
Cash flows from operating activities:

Net cash provided by operating activities	$1,478	$1,153

Cash flows from investing activities:
Purchase of available-for-sale securities	(76,785)	(32,475)
Proceeds from called/matured held-to-maturity securities	15	160
Proceeds from called/sold/matured available-for-sale securities	61,376	26,487
Proceeds of principal repayments from available-for-sale mortgage-related securities	2,757	1,758
Net increase in loans	(3,781)	(2,124)
Purchase of equipment	(145)	(17)

Net cash used in investing activities	(16,563)	(6,211)

Cash flows from financing activities:
Net increase in demand, interest-bearing and savings deposits	12,883	5,805
Net (decrease)/increase in time deposits	(2,207)	2,598
Stock options exercised	2	88
Cash dividend paid	(490)	(423)

Net cash provided by financing activities	10,188	8,068

(Decrease)/increase in cash and cash equivalents	(4,897)	3,010

Cash and cash equivalents at beginning of year	14,630	7,107

Cash and cash equivalents at end of period	$9,733	$10,117

Cash paid during the period for:
Interest expense	$1,667	$2,843
Income tax expense	$1,081	$895

Notes to Unaudited Condensed Financial Statements

1.    General

The accompanying condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and in Management’s opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results for such interim periods. Certain information and disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to SEC rules or regulations; however, the Company believes that the disclosures made are adequate to make the information presented not misleading.

The interim results for the nine months ended September 30, 2002 and 2001 are not necessarily indicative of results for the full year. It is suggested that these financial statements be read in conjunction with the financial statements and the notes included in the Company’s Annual Report for the year ended December 31, 2001.

Certain amounts previously reported in the 2001 financial statements have been reclassified to conform to 2002 presentation. These reclassifications did not affect previously reported net income or total shareholders’ equity.

In 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 141, “Business Combinations” (SFAS 141). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized after 2001, but instead be periodically evaluated for impairment. Intangible assets with definite useful lives are required to be amortized over their respective estimated useful lives to their estimated residual values, and also reviewed for impairment.

In 2001, FASB also issued SFAS No. 142, “Goodwill and Other Intangible Assets”. Effective January 1, 2002, the Company was required to adopt the provisions of SFAS 142. Accordingly, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate accounting literature. The Company was also required to reassess the useful lives and residual values of all such intangible assets and make any necessary amortization period adjustments by March 31, 2002. No such adjustments were required to be made. The Company has no identified goodwill nor any intangible assets.

In April 2002, the Financial Accounting Standards Board issued Statement 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. This statement amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS—(Continued)

Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This Statement is effective for fiscal years beginning after May 15, 2002. Adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. This Statement is effective for exit or disposal activities initiated after December 31, 2002. Adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

On October 1, 2002, the FASB issued FASB Statement No. 147, Acquisitions of Certain Financial Institutions. This statement, which provides guidance on the accounting for the acquisition of a financial institution, applies to all acquisitions except those between two or more mutual enterprises (the Board has a separate project on its agenda that will provide guidance on the accounting for transactions between mutual enterprises).

The provisions of Statement 147 reflect the following conclusions:

The excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired in a business combination represents goodwill that should be accounted for under FASB Statement No. 142, Goodwill and Other Intangible Assets. Thus, the specialized accounting guidance in paragraph 5 of FASB Statement No. 72, Accounting for certain Acquisitions of Banking or Thrift Institutions, will not apply after September 30, 2002. If certain criteria in Statement 147 are met, the amount of the unidentifiable intangible asset will be reclassified to goodwill upon adoption of that Statement.

Financial institutions meeting conditions outlined in Statement 147 will be required to restate previously issued financial statements. The objective of that restatement requirement is to present the balance sheet and income statement as if the amount accounted for under Statement 72 as an unidentifiable intangible asset had been reclassified to goodwill as of the date Statement 142 was initially applied. (For example, a financial institution that adopted Statement 142 on January 1, 2002, would retroactively reclassify the unidentifiable intangible asset to goodwill as of that date and restate previously issued income statements to remove the amortization expense recognized in 2002). Those transition provisions are effective on October 1, 2002; however, early application is permitted.

The scope of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, is amended to include long-term customer-relationship intangible assets such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets.

The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

2.    Comprehensive Income

For the Company, comprehensive income, net of tax expense, includes net income reported on the Statement of Income and changes in the fair value of its available-for-sale investments reported as other comprehensive income. Other comprehensive income, net of taxes, for the nine month periods ended September 30, 2002 and 2001 totaled $183,000 and

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS—(Continued)

$604,000, respectively. Total comprehensive income, net of taxes, was $1,723,000 and $1,860,000 for the nine month periods ended September 30, 2002 and 2001, respectively.

Other comprehensive (loss)/income, net of taxes, for the three month period ended September 30, 2002 was ($33,000) and for the comparable period in 2001 was $279,000. Total comprehensive income, net of taxes, was $499,000 and $751,000 for the three month periods ended September 30, 2002 and 2001, respectively.

3.    Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the nine month and three month periods ended September 30, 2002 and 2001 are as follows (in thousands, except per share amounts):

For the Nine Months Ended	Net Income	Weighted Average Number of Shares Outstanding	Per-Share Amount
September 30, 2002
Basic earnings per share	$1,540	1,224	$1.26
Effect of dilutive stock options		59

Diluted earnings per share	$1,540	1,283	$1.20

September 30, 2001
Basic earnings per share	$1,256	1,213	$1.04
Effect of dilutive stock options		54

Diluted earnings per share	$1,256	1,267	$0.99

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS—(Continued)

Earnings Per Share (continued)

For the Three Months Ended	Net Income	Weighted Average Number of Shares Outstanding	Per-Share Amount
September 30, 2002
Basic earnings per share	$532	1,224	$0.43
Effect of dilutive stock options		62

Diluted earnings per share	$532	1,286	$0.41

September 30, 2001
Basic earnings per share	$472	1,222	$0.39
Effect of dilutive stock options		47

Diluted earnings per share	$472	1,269	$0.37

4.    Announced Merger of North State National Bank and TriCo Bancshares

On October 7, 2002, North State National Bank and TriCo Bancshares announced the signing of a definitive agreement under which TriCo Bancshares will acquire North State National Bank and merge it into Tri Counties Bank. Tri Counties Bank is a wholly owned subsidiary of TriCo Bancshares. TriCo Bancshares will acquire all of the common shares and unexercised options of North State National Bank in exchange for approximately $13,000,000 in cash, 716,000 shares of TriCo Bancshares common stock, and options to purchase approximately 92,450 shares of TriCo Bancshares common stock. The exact number of TriCo Bancshares common stock and options to be issued in the merger are subject to the number of common shares and unexercised options of North State National Bank in existence at the closing date of the merger and certain adjustments as defined in the merger agreement.

Exhibit A

ACQUISITION AGREEMENT

AND

PLAN OF MERGER

Among

TRICO BANCSHARES

TRI COUNTIES BANK

as Acquiring Companies

and

NORTH STATE NATIONAL BANK

As Acquired Company

October 3, 2002

-i-

EXHIBITS

A	Agreement of Merger
B	Affiliate’s Letter
C	TriCo Employment Agreement
D	Amendment to Target Employment Agreement

-ii-

ACQUISITION AGREEMENT AND PLAN OF MERGER

This Acquisition Agreement and Plan of Merger (“Agreement”) is entered into this 3rd day of October, 2002, by and among TriCo Bancshares (“TriCo”), Tri Counties Bank (“Tri Counties”) and North State National Bank (“Target”).

RECITALS:

A.    TriCo is a California corporation and registered bank holding company organized and existing under the laws of the State of California having its principal office at 63 Constitution Circle, Chico, California 95973.

B.    Target is a national banking organization, existing under the laws of the United States, having its principal office at 525 Salem Street, Chico, California 95927-3235.

C.    TriCo owns 100% of the outstanding capital stock of Tri Counties, a commercial bank organized and existing under the laws of the State of California having its principal office at 63 Constitution Circle, Chico, California 95973.

D.    The respective Boards of Directors of TriCo, Tri Counties and Target have determined that it is in the best interest of said entities and their respective shareholders that TriCo acquire Target through a merger of Target with and into Tri Counties on the terms and conditions hereinafter set forth.

E.    The respective Boards of Directors of TriCo, Tri Counties and Target have, by resolutions, approved and authorized the execution and delivery of this Agreement on the terms and conditions set forth herein.

THEREFORE, in consideration of the mutual covenants, promises, agreements and provisions contained herein and subject to the satisfaction of the terms and conditions set forth herein, and intending to be legally bound hereby, TriCo and Target agree as follows:

ARTICLE 1

PRINCIPAL TERMS OF THE MERGER

1.1    The Plan of Merger.  Subject to the terms and conditions of this Agreement, including the receipt of all requisite governmental and shareholder approvals, the acquisition of Target by TriCo (the “Merger”) will be carried out in the following manner:

(a)    Target will cooperate in the preparation and filing by TriCo and Tri Counties of such applications to regulatory authorities as may be necessary to obtain all approvals requisite to the consummation of the Merger and to register the TriCo common stock, no par value (the “TriCo Stock”), to be issued to Target’s shareholders pursuant to a Form S-4 Registration Statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “1933 Act”).

(b)    TriCo, Tri Counties and Target will each cooperate and use their respective best efforts to consummate the transactions contemplated by this Agreement.

(c)    Target shall call a meeting of its shareholders (the “Target Meeting”) to approve the Merger and shall solicit proxies in favor of the Merger.

(d)    Subject to the provisions of this Agreement, the parties shall execute an Agreement of Merger substantially in the form of Exhibit A. The Merger shall become effective (“Effective Time”) upon the filing with the Commissioner of Financial Institutions of the State of California (“Commissioner”) of a duly executed counterpart of the Agreement of Merger certified by the California Secretary of State and Officers’ Certificates prescribed by Section 1103 of the California General Corporation Law (“CGCL”) and any notices required by the Office of the Comptroller of the Currency (“OCC”) or the FDIC.

(e)    At the Effective Time, Target shall merge with and into Tri Counties, the separate existence of Target shall cease, and Tri Counties shall continue as the surviving corporation. (Tri Counties, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the “Surviving Bank.”)

(f)    For purposes of determining the consideration payable to Target Shareholders under this Agreement, the following definitions will apply:

“Aggregate Cash Consideration” means $13,000,000 less the amount of cash, if any, paid in consideration of the cancellation of Target Options after the date of this Agreement and prior to the Merger and plus the amount of cash, if any, paid upon exercise of Target Options after the date of this Agreement and prior to the Merger.

“Aggregate Merger Consideration” means the sum of the Aggregate Cash Consideration and the Aggregate Stock Consideration.

“Aggregate Stock Consideration” means 784,000 shares of TriCo Stock, subject to the Collar Adjustment.

“Aggregate Value of Merger Consideration” means the sum of the Aggregate Cash Consideration and the Aggregate Value of the Stock Consideration.

“Aggregate Value of Stock Consideration” means the Aggregate Stock Consideration multiplied by the Average Closing Price.

“Aggregate Value of Target Options” means the number of shares of Target Stock represented by Target Options outstanding as of the Closing Date multiplied by the difference between the Value of the Per Share Merger Consideration and the average exercise price of such Target Options.

“Aggregate Value of Target Shares Outstanding” means the Aggregate Value of Merger Consideration less the Aggregate Value of Target Options.

“Average Closing Price” means the average closing price per share of TriCo Stock for the 20 trading days ending on the close of business on the Determination Date.

“Cash/Stock Election” means the election process described in Section 1.1(h)-(k) below.

“Collar Adjustment” means:

•	if the Average Closing Price is greater than $26 multiplied by 115%, the number of shares comprising the Aggregate Stock Consideration shall be multiplied by a fraction of which the numerator is $26 multiplied by 115% and the denominator is the Average Closing Price (provided, that there shall be no such adjustment if the Average Closing Price is greater than $26 multiplied by 115% if, at the time of the determination, (a) there has been any public announcement by any party of, or acknowledging the possibility of or discussions regarding, a proposed transaction or interest in or intent to pursue a proposed transaction involving TriCo and described in Section 5.2(g)(i) of this Agreement and (b) TriCo has not issued a subsequent public announcement affirmatively, unconditionally and unequivocally disclaiming any interest in or intent to pursue or consider such a transaction); or

•	if the Average Closing Price is less than $26 multiplied by 85%, the number of shares comprising the Aggregate Stock Consideration shall be multiplied by a fraction of which the numerator is $26 multiplied by 85% and the denominator is the Average Closing Price.

“Determination Date” means the third business day prior to the Closing Date.

“Exchange Agent” means Tri Counties.

“Exchange Ratio” means the Value of the Per Share Merger Consideration divided by the Average Closing Price.

“Number of TriCo Shares to be Issued” means the Aggregate Value of Target Shares Outstanding less the Aggregate Cash Consideration, all of which is divided by the Average Closing Price.

“Target Shareholder” shall mean a holder of Target Stock.

“Value,” when referring to TriCo Stock, means the number of shares multiplied by the Average Closing Price.

“Value of the Per Share Merger Consideration” means the sum of the Aggregate Value of the Merger Consideration and the product of the number of shares of Target Stock represented by Target Options outstanding as of the Closing Date multiplied by the average exercise price of such Target Options, all of which is divided by the sum of the number of shares of Target Stock and the number of shares of Target Stock represented by Target Options outstanding as of the Closing Date.

(g)    Each outstanding share of Target Stock validly issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares as defined in Section 2.2), including Target Stock held as a result of the exercise of Target Options, shall, by virtue of the Merger and without any action on the part of the holders thereof, be converted into and represent the right to receive the Value of the Per Share Merger Consideration.

(h)    Concurrently with the mailing of the Proxy Statement relating to the Target Meeting, a form of election satisfactory in form to Target and TriCo (an “Election Form”) shall be mailed to each Target Shareholder of record as of the close of business on the fifth business day prior to the mailing date (the “Election Form Record Date”). The Election Form shall give each Target Shareholder the opportunity to indicate thereon his or her preference to receive the Value of the Per Share Merger Consideration all in TriCo Stock (a “Stock Election”), all in cash (a “Cash Election”) or in a combination of approximately 61% TriCo Stock and 39% cash, subject to adjustment of these percentages to reflect the Average Closing Price and the Number of TriCo Shares to be Issued (a “Combination Election”) if such Election Form is returned to the Exchange Agent prior to a date not later than the date of the Target Meeting (the “Election Date”). If the Election Form of any Target Shareholder is not returned prior to the Election Date, such Target Shareholder shall be deemed to have made a Combination Election. Notwithstanding anything herein to the contrary, any Target Shareholder voting against the Merger at tihe Target Meeting or demanding Dissenters’ Rights (as defined in Section 2.2) as of the Election Date shall be deemed to have made a Cash Election.

(i)    TriCo shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Target Stock between the Election Form Record Date and the close of business on the business day prior to the Election Date, and Target shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein. A Cash/Stock Election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Date. Any Target Shareholder may at any time prior to the Election Date change his or her election by written notice received by the Exchange Agent prior to the Election Date accompanied by a revised Election Form properly completed and signed. Any Target Shareholder may at any time prior to the Election Date revoke his or her election by written notice received by the Exchange Agent prior to the Election Date. All elections shall be revoked automatically if the Exchange Agent is notified in writing by TriCo or Target that this Agreement has been terminated. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of TriCo regarding such matters shall be binding and conclusive. Neither TriCo nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(j)    If the Target Shareholders elect to receive in the aggregate an amount of cash in excess of the Aggregate Cash Consideration, then the amount of cash to be paid to Target Shareholders making a Cash Election shall be reduced pro rata on a per share basis by the aggregate amount of such excess, and the value of TriCo Stock to be delivered to the Target Shareholder shall be increased by the dollar value approximately equivalent to the reduction (after adjusting for fractional shares). Conversely, if Target Shareholders elect to receive in the aggregate a number of shares of TriCo Stock in excess of the Number of TriCo Shares to be Issued, then the number of shares of TriCo Stock to be delivered to Target Shareholders making a Stock Election shall be reduced pro rata on a per share basis by the aggregate amount of such excess, and the amount of cash to be delivered to the Target Shareholder shall be increased by the Value of the reduction.

(k)    TriCo shall have the right to make determinations, not inconsistent with the terms of this Agreement, governing the allocation of the Aggregate Cash Consideration and the Number of TriCo Shares to be Issued pursuant to Section 1.1. TriCo’s determinations shall not be subject to review or question by other parties to this Agreement or by the Target Shareholders.

(l)    The Aggregate Stock Consideration shall be registered under the 1933 Act with the Registration Statement.

(m)    No fractional shares of TriCo Stock shall be issued in the Merger. TriCo shall pay cash equal to the Average Closing Price multiplied by the fraction of a share to which the Target Shareholder would otherwise have been entitled in lieu of such fractional share.

(n)    If prior to the Effective Time TriCo shall declare a stock dividend or subdivide, split up, reclassify or combine TriCo Stock or declare a dividend or other distribution on TriCo Stock payable in TriCo Stock or any security convertible into TriCo Stock, appropriate adjustment or adjustments will be made to the Target Stock to be received as Aggregate Stock Consideration.

(o)    Target Options outstanding on the Closing Date will be converted into options to purchase shares of TriCo Stock (“TriCo Options”). Each outstanding option to purchase shares of Target Stock will be converted into a TriCo Option to purchase a number of shares of TriCo Stock equal to the number of shares of Target Stock subject to the option multiplied by the Exchange Ratio rounded down to the nearest full share at an exercise price per share equal to the exercise price of the existing Target Option divided by the Exchange Ratio rounded up to the nearest penny. All other terms of the resulting TriCo Options will be substantially similar to the terms of the existing Target Options subject to the requirements of TriCo’s stock option plan. Following the Effective Date, unless such TriCo Options and TriCo Stock issuable upon exercise of TriCo Options are already registered under the 1933 Act, TriCo shall use its best efforts to promptly prepare and file with the SEC a registration statement on Form S-8 or other appropriate form covering such TriCo Options and TriCo Stock to be issued upon the exercise of TriCo Options granted pursuant to this Section.

1.2    Closing Date.  The “Closing Date” of the transaction shall be the last business day of the month in which the conditions specified in Article 3 of this Agreement have all been satisfied and which is at least ten days following the satisfaction of such conditions, or such other date as is mutually agreed by the parties. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of TriCo on the Closing Date or at such other place as the parties may agree. At the Closing, the parties shall exchange the various agreements, certificates, instruments and documents to be delivered pursuant to the terms of this Agreement.

1.3    The Surviving Bank.

(a)    At the Effective Time, the separate existence of Target shall cease and Tri Counties shall be the Surviving Bank. The Charter and bylaws of Tri Counties as in effect immediately prior to the Effective Time shall remain the Charter and bylaws of Tri Counties as the Surviving Bank after the Effective Time until amended or repealed in accordance with their provisions and applicable law. The combined capitalization of Target and Tri Counties immediately prior to the Effective Time shall be the capitalization of Tri Counties as the Surviving Bank after the Effective Time, subject to required accounting adjustments, until changed by resolution of the Board of Directors or by action of its shareholder. The directors and officers of Tri Counties immediately prior to the Effective Time, with the addition of Steve Nettleton as a director, shall be the directors and officers of Tri Counties after the Effective Time until their successors have been elected or qualified or until their resignation or removal according to law and the bylaws of Tri Counties.

(b)    At and after the Effective Time, all rights, privileges, powers and franchises and all property and assets of every kind and description of Tri Counties and Target shall be vested in and be held and enjoyed by the Surviving Bank, without further act or deed, and all the estates and interests of every kind of Tri Counties and Target, including all debts due to either of them, shall be as effectively the property of the Surviving Bank as they were of Tri Counties and Target, and the title to any real estate vested by deed or otherwise in either Tri Counties or Target shall not revert or be in any way impaired by reason of the Merger. All rights of creditors and liens upon any property of Tri Counties or Target shall be preserved unimpaired and all debts, liabilities and duties of Tri Counties and Target shall be debts, liabilities and duties of the Surviving Bank and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

ARTICLE 2

DISTRIBUTIONS TO TARGET SHAREHOLDERS

2.1    Delivery of Total Consideration.  TriCo shall deliver to the holders of certificates formerly evidencing ownership of Target Stock, immediately upon receipt from the holders thereof of such certificates, duly executed and in proper form for transfer, the Value of the Per Share Merger Consideration to which they are entitled pursuant to the following provisions:

(a)    As soon as practical after the Effective Time, TriCo shall send a notice and transmittal form in a format satisfactory to Target and TriCo to each record holder of a certificate evidencing Target Stock, advising such holder of the Merger and the procedure for surrendering to the Exchange Agent such certificate in exchange for the Value of the Per Share Merger Consideration for each share of Target Stock represented by the certificate as determined pursuant to Section 1.1. Each holder of such certificate, upon surrender of the same to the Exchange Agent in accordance with such transmittal form, shall be entitled to receive the Value of the Per Share Merger Consideration pursuant to the Cash/Stock Election.

(b)    No transfer taxes shall be payable by any holder of record of Target Stock at the Effective Time in respect of the exchange of certificates for the Value of the Per Share Merger Consideration. If the Value of the Per Share Merger Consideration is to be delivered to any person other than the registered holder of the Target Stock surrendered for exchange, the amount of any stock transfer or similar taxes (whether imposed on the holder of record or such person) payable on account of the transfer to such person shall be paid to the Exchange Agent by such person. The Exchange Agent may refuse to make such exchange unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

(c)    After the Effective Time, each outstanding certificate which theretofore represented Target Stock shall, until surrendered for exchange in accordance with this Section 2.1, be deemed for all purposes to evidence only the right to receive the Value of the Per Share Merger Consideration represented by the certificate. After the Effective Time, there shall be no further registration or transfer of Target Stock.

(d)    Notwithstanding anything to the contrary set forth herein, if any holder of Target Stock shall be unable to surrender his or her certificates because such certificates have been lost or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity bond to be paid by such holder and in form and substance and with surety satisfactory to the Exchange Agent or such other undertaking as may be approved by the Exchange Agent.

(e)    Until the shares of Target Stock have been exchanged for the Value of the Per Share Merger Consideration, the holders of such shares shall not be entitled to vote or exercise any rights of ownership with respect to the shares of TriCo Stock to be received by them as the Value of the Per Share Merger Consideration, and shall not receive any dividends or other distributions paid or distributed with respect to the shares of TriCo Stock. TriCo shall hold all such dividends or distributions for the account of the person entitled thereto and shall pay such accumulated dividends without interest to the shareholder upon his surrender of certificates representing Target Stock in exchange for the Value of the Per Share Merger Consideration.

2.2    Dissenting Shareholders.  Any shares of Target Stock held by persons who have satisfied the requirements of 12 U.S.C. §214a(b) related to the rights of dissenting shareholders (“Dissenters’ Rights”), and have not effectively withdrawn or lost such Dissenters’ Rights (such shares being referred to as “Dissenting Shares”), shall not be converted pursuant to this Agreement, but the holders thereof shall be entitled only to such Dissenters’ Rights. Each dissenting shareholder who is entitled to payment for his or her shares of Target Stock pursuant to such Dissenters’ Rights shall receive payment from TriCo in an amount as determined pursuant to such Dissenters’ Rights which such aggregate payments shall be part of the Aggregate Cash Consideration.

ARTICLE 3

CONDITIONS

3.1    Mutual Conditions.  The obligations of Target, Tri Counties and TriCo under this Agreement are subject to and conditioned upon the satisfaction of, prior to and on the Closing Date, each of the following conditions except as Target, Tri Counties and TriCo may waive in writing:

(a)    No Litigation.  Except for litigation described in the Target Disclosure Schedules, no suit, action, claim or other proceeding having been threatened or pending before any court, administrative or governmental agency which, in the reasonable opinion of Target or TriCo, presents a significant risk of restraint or prohibition of the transactions contemplated hereby or the attainment of material damages or other relief against Target or its shareholders, or TriCo, Tri Counties or TriCo shareholders in connection therewith.

(b)    Shareholder Approval.  Approval of the Merger by the holders of two-thirds of the outstanding shares of Target Stock.

(c)    Approvals.  Receipt of all authorizations, approvals and/or consents as well as the expiration of applicable waiting periods, of any third parties, including federal or state governmental and/or regulatory bodies and officials, necessary for the consummation of this Agreement and for the continuation in all material respects of the business of TriCo, Target and Tri Counties, without interruption after the Effective Time, in substantially the manner in which such business is now conducted, and no such authorizations or approvals shall contain any conditions or restrictions that TriCo reasonably believes will materially restrict or limit the business or activities of TriCo, Target or Tri Counties or have a material adverse effect on their businesses, operations or financial conditions taken as a whole.

(d)    Effective Registration Statement.  A Registration Statement registering the Aggregate Stock Consideration shall have been declared effective and shall not be subject to a stop order of the SEC and all applicable state blue sky laws shall have been complied with.

(e)    Listing of TriCo Stock.  The Aggregate Stock Consideration shall have been authorized for listing on the NASDAQ National Market System.

3.2    Conditions in Favor of Target.  All obligations of Target under this Agreement are subject to and conditioned upon the satisfaction of, prior to and on the Closing Date, each of the following conditions except as Target may waive in writing:

(a)    Representations, Warranties and Agreements.  All of the representations and warranties of TriCo and Tri Counties contained in this Agreement or in any written statement including, without limitation, financial statements, exhibits, certificates, schedules or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, being true in all material respects at the date hereof, and at the Closing Date as if then made, and TriCo and Tri Counties having performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

(b)    Officers’ Certificates.  Receipt by Target of certificates in form and content satisfactory to Target from the President and the Chief Financial Officer of TriCo and from the President and the Chief Financial Officer of Tri Counties, dated the Closing Date, to the effect that the representations and warranties made herein by TriCo and Tri Counties were on the date hereof and are on the Closing Date true and correct and that TriCo and Tri Counties have performed the covenants, obligations and agreements undertaken by them herein.

(c)    Authorization of Merger.  All actions necessary to authorize the execution, delivery and performance of this Agreement by TriCo and Tri Counties and the consummation of the transactions contemplated hereby having been duly and validly taken by the Boards of Directors of TriCo and Tri Counties, and Tri Counties shall have full power and right to merge with Target pursuant to this Agreement and the Agreement of Merger.

(d)    Secretaries’ Certificates.  Receipt by Target of, in form and content satisfactory to it, a certificate of the Secretary or an Assistant Secretary of TriCo and of Tri Counties to the effect that all necessary approvals of the Merger by the Boards of Directors of TriCo and Tri Counties and by TriCo as the sole shareholder of Tri Counties were obtained at meetings duly called for such purposes and as to the incumbency of all corporate officers of TriCo and Tri Counties at all relevant times.

(e)    Legal Opinion.  Receipt by Target of an opinion of legal counsel for TriCo, subject to customary assumptions, qualifications and exceptions, as of the Closing Date to the effect that:

(i)    TriCo and Tri Counties are corporations validly existing and in good standing under the laws of the State of California. TriCo is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. TriCo and Tri Counties have the requisite corporate power and authority to enter into this Agreement and to perform their obligations hereunder;

(ii)    all requisite actions of the Board of Directors of TriCo and the Board of Directors and sole shareholder of Tri Counties to duly authorize and approve this Agreement and the Merger have been taken and this Agreement has been duly executed and delivered by TriCo and Tri Counties;

(iii)    to counsel’s knowledge, no consent or approval by, or any notification of a filing with, any court, public body or authority of the State of California or the United States of America is required to be obtained or effected by Target in connection with the execution, delivery and performance of TriCo of this Agreement other than those that have been obtained or effected;

(iv)    assuming the due execution and delivery of this Agreement by Target, this Agreement constitutes a legal, valid and binding obligation of TriCo and Tri Counties enforceable against them in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights in general or by general principles of equity;

(v)    consummation of the transactions contemplated hereby will not violate or result in a material breach of or default in any of the terms, conditions or provisions of the articles of incorporation or bylaws of TriCo or Tri Counties, or any applicable law, rule, regulation or order of which they are aware of any court or governmental agency, or any contract listed as a “material contract” in the Exhibits to TriCo’s most recently filed Form 10-K and Form 10-Q; and

(vi)    at the Effective Time, the Aggregate Stock Consideration will be duly authorized, validly issued, fully paid and nonassessable.

(f)    Proper Actions and Documentation.  All actions to be taken by TriCo and Tri Counties in connection with the transactions contemplated by this Agreement having been taken, all documents incidental thereto being in a form and substance reasonably satisfactory to Target and its legal counsel, and Target having received copies of all documents that it may have reasonably requested in connection with such transactions.

(g)    Material Adverse Change.  Since the date of this Agreement there having been no material adverse changes, occurrences or developments in the business of TriCo that have, or would be expected to have, a material adverse effect on the business, operation or financial condition of TriCo; and Target shall not have discovered any fact or circumstance not disclosed by TriCo prior to the date of this Agreement that has resulted in, or could reasonably be expected to result in, a material adverse effect on the business, operations or financial condition of TriCo.

(h)    Federal Tax Opinion.  An opinion of Rothgerber Johnson & Lyons LLP as legal counsel for TriCo shall have been received by Target as of the Closing Date to the effect that for federal income tax purposes:

(i)    the Merger qualifies as a reorganization under Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the “Code”);

(ii)    no gain or loss need be recognized by Target Shareholders to the extent TriCo Stock is received in exchange for their Target Stock;

(iii)    the holding period and basis of the TriCo Stock received in exchange for Target Stock will be the same as the holding period and basis of the Target Stock exchanged therefor, assuming the Target Stock exchanged was a capital asset in the hands of the Target Shareholder at the Effective Time;

(iv)    the aggregate tax basis of the TriCo Stock received in exchange for Target Stock will be the same as the aggregate tax basis of the Target Stock exchanged therefor, decreased by the amount of cash received in the Merger and increased by the amount of gain recognized by the Target Shareholder; and

(v)    cash received in exchange of Target Stock will be treated as a distribution in full payment for such Target Stock exchanged and will qualify for capital gain or loss treatment, assuming the Target Stock exchanged was a capital asset in the hands of the Target Shareholder at the Effective Time.

(i)    TriCo Employment Agreement.  TriCo shall enter into an employment agreement with John Lucchesi as of the Closing Date substantially in the form attached hereto as Exhibit C.

(j)    Fairness Opinion.  Target shall have received a fairness opinion from a third party advisor opining that the Aggregate Merger Consideration is fair to the shareholders of

Target from a financial point of view, and such fairness opinion shall not have been withdrawn or amended in any material respect prior to the Closing Date.

3.3    Conditions in Favor of TriCo and Tri Counties.  All obligations of TriCo and Tri Counties under this Agreement are subject to and shall be conditioned upon the satisfaction of, prior to and on the Closing Date, each of the following conditions except as TriCo and Tri Counties may waive such conditions in writing:

(a)    Material Adverse Change.  Since the date of this Agreement there having been no material adverse changes, occurrences or developments in the business of Target that have, or would be expected to have, a material adverse effect on the business, operations or financial condition of Target; and TriCo shall not have discovered any fact or circumstance not disclosed by Target prior to the date of this Agreement that has resulted in, or could reasonably be expected to result in, a material adverse effect on the business, operations or financial condition of Target.

(b)    Representations, Warranties and Agreements.  All of the representations and warranties of Target contained in this Agreement, in any attachment or exhibit hereto, or in any written statement including, without limitation, financial statements, disclosure letters, deeds, exhibits, certificates, schedules or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, being true in all material respects at the date hereof, and at the Closing Date as if then made and Target having performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

(c)    Officers’ Certificate.  Receipt by TriCo and Tri Counties of a certificate in form and content satisfactory to TriCo, from the President and Chief Financial Officer of Target, dated the Closing Date, to the effect that the representations and warranties made herein by Target and, except as otherwise indicated in the certificate, in any other written statement delivered in connection with the transaction contemplated hereby, were on the date hereof, and are on the Closing Date, true and correct in all material respects and that Target has performed the covenants, obligations and agreements undertaken by it herein.

(d)    Authorization of Merger.  All actions necessary to authorize the execution, delivery and performance of this Agreement by Target and the consummation of the transactions contemplated hereby having been duly and validly taken by the Board of Directors of Target and Target shall have full power and right to merge with Tri Counties pursuant to this Agreement and the Agreement of Merger.

(e)    Secretary’s Certificate.  Receipt by TriCo and Tri Counties of a certificate in form and content satisfactory to TriCo from the Secretary or an Assistant Secretary of Target, to the effect that all necessary approvals of the Merger by the Board of Directors and shareholders of Target were obtained at meetings duly called for such purposes and as to the incumbency of all corporate officers of Target at all relevant times.

(f)    Legal Opinions.  Receipt by TriCo and Tri Counties of an opinion of Bingham McCutchen LLP as legal counsel for Target, as of the Closing Date, subject to customary assumptions, qualifications and exceptions, to the effect that:

(i)    Target is a banking association incorporated, validly existing and in good standing under the laws of the United States of America, is duly licensed by the Office of the Comptroller of the Currency to carry out the business of a national bank and has full corporate power and authority to enter into the Agreement and to perform its obligations hereunder;

(ii)    all requisite actions of the Board of Directors and shareholders of Target to duly authorize and approve this Agreement and the Merger have been taken and this Agreement has been duly executed and delivered by Target;

(iii)    to counsel’s knowledge, no consent or approval by, or any notification of a filing with, any court, public body or authority of the State of California or the United States of America is required to be obtained or effected by Target in connection with the execution, delivery and performance of Target of this Agreement other than those that have been obtained or effected;

(iv)    assuming the due execution and delivery of this Agreement by TriCo and Tri Counties, this Agreement constitutes a legal, valid and binding obligation of Target enforceable against Target in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights in general or by general principles of equity;

(v)    consummation of the transactions contemplated hereby will not violate or result in a material breach of or default in any of the terms, conditions or provisions of the articles of association or bylaws of Target, or any applicable law, rule, regulation, order of which they are aware of any court or governmental agency, or any contract listed as a “material contract” in the Exhibits to Target’s most recently filed Form 10-K and Form 10-Q;

(vi)    except as disclosed to TriCo in writing, to counsel’s knowledge there are no claims, actions, suits or proceedings pending, or threatened in writing by or against Target or its properties or businesses, or the transactions contemplated by this Agreement or its directors, officers or employees in actions against them in such capacity at law or in equity, or before or by any federal or governmental department, commission, board, agency, instrumentality or authority which in the event of an adverse decision could reasonably be expected to affect materially and adversely the financial position of Target, or which in any manner draws into question the validity of this Agreement; and

(vii)    the authorized capital stock of Target consists solely of 2,500,000 shares of common stock, par value $2.50 per share. All outstanding shares are nonassessable (except as provided by 12 USC Section 55) and do not possess any preemptive rights pursuant to Target’s articles of association or any applicable statute.

(g)    Proper Actions and Documentation.  All actions to be taken by Target in connection with the transactions contemplated by this Agreement having been taken, all documents incidental thereto being in a form and substance reasonably satisfactory to TriCo and its legal counsel, and TriCo having received copies of all documents that it may have reasonably requested in connection with such transactions.

(h)    Environmental Report.  Tri Counties shall have the right, in its discretion and at it sole expense, to arrange with an environmental consultant to prepare an environmental report based on the consultant’s inspection of the surface of the properties owned or leased by Target and based on investigation of records relating to such properties in the files of Target or any government agency. Such inspections, investigations and reports shall be concluded no later than sixty (60) days after the date of this Agreement. If such reports indicate an absence of Hazardous Materials (as defined in Section 4.1(n)(i) hereof) on such properties, or other properties where such Hazardous Materials endanger the Target properties, this Section 3.3(h) shall be deemed satisfied. If, however, such reports indicate the presence of Hazardous Materials on such properties, Tri Counties shall have the right to investigate those properties further prior to the Closing Date and may terminate this Agreement pursuant to Section 6.1(d).

(i)    Potential Dissenter’s Rights.  Holders of not more than 9.9 percent of the outstanding shares of Target Stock shall have voted against approval of, or given notice in writing to Target at or prior to the Target Meeting that he or she dissents from, the transactions contemplated by the Agreement.

(j)    Employee Benefit Plans.  Target shall execute and deliver such instruments and take such other actions as TriCo may reasonably require in order to cause the amendment or termination of any employee benefit plan of Target on terms satisfactory to TriCo and in accordance with applicable law and effective as of the Closing Date. TriCo agrees that the employees of Target who continue their employment after the closing date will be entitled to participate as newly hired employees in the employment benefit plans and programs maintained for the employees of TriCo and Tri Counties, in accordance with the respective terms of such plans and programs, and TriCo shall take all actions necessary or appropriate to facilitate the coverage of such Target employees in such plans and programs from and after the Closing Date, subject to the following:

(i)    Each Target employee shall be entitled to credit for prior service with Target for all purposes under the employee welfare benefit plans and other employee benefit plans and programs sponsored by TriCo and Tri Counties to the extent that Target sponsored a similar type of plan in which the Target employees participated immediately prior to the Closing Date.

(ii)    Each Target employee shall be entitled to credit for past service with Target for the purpose of satisfying any eligibility or vesting periods applicable to TriCo’s employee benefit plans which are subject to Sections 401(a) and 501(a) of the Internal Revenue Code.

(iii)    Each Target employee shall be entitled to participate as a newly hired employee in the TriCo employee stock ownership plan for the purpose of satisfying any eligibility or vesting periods applicable to such plan.

(k)    Amendment to Target Employment Agreement.  Target and John Lucchesi shall enter into an amendment to Mr. Lucchesi’s employment agreement as of the Closing Date in the form attached hereto as Exhibit D.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1    Representations and Warranties of Target.  Except as set forth in the Target Disclosure Schedules to be delivered no later than ten (10) business days after the date of this Agreement, Target hereby represents and warrants to TriCo as of the date hereof and up to and including the Closing Date as follows:

(a)    Organization of Target.

(i)    Target is a banking association duly organized, validly existing and in good standing under the laws of the United States, and it has full corporate power and authority, and possesses all governmental, regulatory and other permits, licenses and authorizations, necessary to carry on its business as now conducted and to own and operate the properties and assets it owns or operates, to enter into this Agreement and to perform its obligations hereunder.

(ii)    Target’s authorized capital stock consists of 2,500,000 shares of common stock ($2.50 par value), of which 1,224,430 shares are outstanding as of the date of this Agreement, all of which are validly issued, fully paid and nonassessable.

(iii)    Target has no outstanding securities convertible into shares of capital stock or existing options, warrants, calls, commitments or other rights of any character granted or entered into by Target relating to its authorized or issued stock and no such rights will be granted or entered into, except as set forth on Schedule 4.1(a)(iii).

(iv)    There are no outstanding or unsatisfied preemptive rights or rights of first refusal with respect to Target’s capital stock.

(v)    No shares of Target’s capital stock have been or will be issued between the date hereof and the Closing Date, except upon the exercise of Target Options outstanding on the date of this Agreement.

(vi)    Target has provided TriCo with complete and correct copies of Target’s charter and bylaws, both certified as of the date of this Agreement by the Secretary of Target, the same to remain unchanged up to and including the Closing Date.

(vii)    The deposit accounts of Target are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by law and all premiums and assessments due and owing as of the date hereof and the Closing Date required in connection therewith have been paid by Target.

(b)    Subsidiaries and Assets.  Target does not have any direct or indirect subsidiaries and does not have any interest in any partnership, firm, association, corporation or joint venture other than investment securities purchased and loans made in the regular and usual course of its business.

(c)    Financial Statements.  Target has provided TriCo with copies of the following financial statements for Target (“Target Statements”), all of which are accurate and complete in all material respects, are in accordance with the books and records of Target, have been prepared in accordance with generally accepted accounting principles consistently applied throughout for the periods indicated and present fairly the financial position of Target and the results of Target’s operations for the periods ended on the dates indicated:

Statements of Condition, as of December 31, 2001 and 2000, and Statements of Income, Statements of Changes in Shareholders’ Equity, and Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999 audited by Perry-Smith LLP and an unaudited Statement of Condition as of June 30, 2002, and unaudited Statement of Income for the three-month period ended June 30, 2002.

(d)    Absence of Undisclosed Liabilities.  Except as and to the extent reflected or reserved against in the Target Statements, Target has no material liabilities or obligations, except those incurred in the ordinary course of its business, whether accrued, absolute, contingent or otherwise, including governmental charges or lawsuits or any tax liabilities due or to become due whether (i) incurred in respect of or measured by the consolidated income of Target for any period up to the close of business on the respective dates of the Target Statements, or (ii) arising out of transactions entered into, or any state of facts existing, prior thereto.

(e)    Absence of Certain Changes or Events.  Since the date of the Target Statements, there has not been:

(i)    any material adverse change in the condition (financial or otherwise), assets, liabilities or business of Target;

(ii)    any material adverse change in the character of the assets or liabilities of Target;

(iii)    any capital improvements, except for ordinary maintenance and repairs, by Target or any purchase of property by Target at a cost in excess of $10,000 other than supplies in the ordinary course of business;

(iv)    any physical damage, destruction or loss not covered by insurance (subject to applicable deductibles) exceeding $10,000 in value or affecting in a material and adverse way the property, assets, business or prospects of Target;

(v)    any material change in the accounting methods or practices of Target unless required by regulation or generally accepted accounting principles;

(vi)    any material change in the capital structure of Target;

(vii)    any loss incurred or determined to be probable for Target as a result of environmental problems which have, or would be expected to have, a material adverse effect on the financial position of Target; or

(viii)    any increase in the compensation payable, or to become payable, by Target to any officers or employees, or any bonus, percentage compensation, service award or other like benefit, granted, made or accrued to, or to the credit of, any officers or employees, or any pension, retirement, deferred compensation or similar payment or arrangement made or agreed to by Target other than in accordance with preexisting plans or established standards (written summaries of which are set forth in Schedule 4.1(e)(viii)).

(f)    Tax Matters.

(i)    Target has filed all federal, state, municipal and local income, excise, property, special district, sales, transfer and other tax returns and reports of information statements which are required to be filed up to and including the date hereof and have paid all taxes which have become due pursuant to such returns or pursuant to any assessment which has become payable. Target will hereafter file such returns as are required to be filed by it prior to the Closing Date and will pay all taxes which become due pursuant to such returns or pursuant to any assessments.

(ii)    The returns filed and to be filed by Target have been and will be accurately and properly prepared.

(iii)    To the extent that any tax liability or assessment has accrued as of the date of the Target Statements, but has not yet become payable or has been proposed for assessment or determination as of the date of the Target Statements, but remains unpaid, the same has been reflected as a liability on the date of the Target Statements subject to normal year-end adjustments. Since the date of the Target Statements, Target has not incurred any liability with respect to any such taxes except for normal taxes incurred in the ordinary and regular course of its business, all of which will be fully accrued as a liability on the books of Target at the Effective Date.

(iv)    Target has not executed or filed with the Internal Revenue Service or any other taxing authority any agreement extending the period for assessment or collection of any income taxes. As of the date of this Agreement, there are no examinations, reviews, audits or investigations of any tax return or report of Target which are presently pending or, to the best of Target’s knowledge, threatened, and Target is not a party to any pending action or proceeding by any governmental authority for assessment or collection of income taxes.

(g)    Title to Properties; Absence of Liens and Encumbrances, Leases Enforceable.

(i)    Target has good and marketable title to its assets, real and personal (including those reflected in the Target Statements, except as thereafter sold or otherwise disposed of in the ordinary course of business and for adequate consideration), free and clear of all mortgages, pledges, liens, charges and encumbrances, except (A) investment securities which are pledged to secure the deposit of public monies or monies under the control of any court, (B)

the lien of taxes not yet due and payable or being contested in good faith by appropriate proceedings, and (C) such imperfections of title and encumbrances, if any, and such liens, if any, incidental to the conduct of its businesses or the ownership of its assets as are not material in amount and do not affect the value of, or interfere with the present use of, its assets or otherwise materially impair its operations.

(ii)    The structures, personal property and equipment owned or used by Target comply with all applicable laws, regulations and ordinances and are in good operating condition, subject to ordinary wear and tear.

(iii)    The real property, if any, leased by Target is held under valid and enforceable leases. Target is not in default under any such leases. All rentals due and payable have been paid.

(iv)    Schedule 4.1(g)(iv) sets forth a correct and complete list of all real property owned or leased by Target.

(h)    Litigation.  There are no material claims, actions, suits, proceedings or investigations pending, threatened, by or against, or otherwise materially affecting Target, or its assets, business or properties, or the transactions contemplated by this Agreement, or its directors, officers or employees in reference to actions taken by it in such capacity at law or in equity, or before or by any federal, state, municipal or other government department, commission, board, agency, instrumentality or authority, nor is there any valid basis for any such action, proceeding or investigation, other than (i) claims by Target in the ordinary course of its business for the recovery of loans or protection of its interest as a secured or unsecured creditor, and (ii) claims fully covered by insurance, subject to applicable deductibles.

(i)    Authority Relative to This Agreement.

(i)    Target has the requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder.

(ii)    The execution, delivery and performance of this Agreement by Target has been duly and effectively authorized and approved by the Board of Directors of Target, subject to the required vote of its shareholders, and subject to obtaining the regulatory approvals and other consents contemplated by this Agreement.

(iii)    This Agreement has been duly executed and delivered by Target and constitutes a valid and binding obligation of Target enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors’ rights generally and principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(iv)    The consummation of the transactions contemplated by this Agreement will not in any material respect conflict with, violate or result in a material breach of or material default of (A) any term, condition or provision of the articles of association or bylaws of Target; (B) any applicable law, rule, regulation or order of any court or governmental agency;

or (C) any material agreement, lease, mortgage, note, contract or commitment of any kind, oral or written, formal or informal, to which Target is a party or by which it or its properties may be bound.

(j)    Information Furnished to TriCo and Tri Counties.  The documents furnished by Target to TriCo and Tri Counties (the “Target Documents”), including but not limited to the Target Disclosure Schedules and the Target Statements, are true and complete copies of such documents and do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. There is no fact which Target has not disclosed in the Target Documents which materially and adversely affects the properties, business, prospects, profits or condition (financial or otherwise) of Target or the ability of Target to perform this Agreement, except that Target makes no representation or warranty as to the effect of general economic conditions, the condition of the financial markets, future legislation or future regulatory action. The information relating to Target included in the Registration Statement that is furnished by Target to TriCo will be accurate and complete in all material respects, will not omit to state any material fact required to be stated therein or necessary to prevent such information from being misleading, and will comply in all material respects with the requirements of federal law at the date of first mailing of the Prospectus/Proxy Statement to the shareholders of Target.

(k)    Compliance with Laws.

(i)    Target has all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit it to own or lease its properties and assets and to carry on its business as presently conducted and that are material to its business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best knowledge of Target, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current.

(ii)    The conduct by Target of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation.

(iii)    Target is not in default under any order, license, regulation or demand of any federal, state, municipal or other governmental agency or with respect to any order, writ, injunction or decree of any court.

(iv)    Except for statutory or regulatory restrictions of general application, no federal, state, municipal or other governmental authority has placed any restriction on the business or properties of Target which reasonably could be expected to have a material adverse effect on the business or properties of Target taken as a whole.

(v)    Target is in material compliance with the Community Reinvestment Act (12 U.S.C. §2901 et seq.) and all regulations promulgated thereunder.

(l)    Employee Benefit Plans.

(i)    True, accurate and complete copies of all pension plans, retirement plans, profit-sharing plans, deferred compensation agreements, collective bargaining agreements, insurance plans or any other similar employee benefit plans, agreements or arrangements of Target (the “Plans”) have been furnished to TriCo and Tri Counties.

(ii)    Each Plan which is intended to provide tax-deferred benefits under any provision of the Code, meets all requirements that must be met in order for such tax-deferred benefits to be available. There has been no change in any of the documents delivered to TriCo under which each Plan is maintained and no change, since each Plan’s most recent valuation date, in the operation of the Plan which could be expected to adversely affect or alter the tax status of, or materially increase the cost of maintaining, any such Plan.

(iii)    The reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Code, as applicable, and the group health plan continuation coverage requirements of the Code and ERISA have been fulfilled in all material respects. Target has furnished to TriCo copies of all filings, if any, with the Internal Revenue Service and the Department of Labor or other applicable authority for each Plan’s most recent plan year.

(iv)    Neither Target, any of the Plans, any of the trusts created under any Plan nor any trustee, administrator or other fiduciary of a Plan has engaged in a “prohibited transaction,” as such term is defined in the applicable provisions of the Code or of ERISA, or otherwise taken or omitted any action which could subject the Plans, Target, any of the trusts created under a Plan or any trustee or administrator thereof, or any party dealing with such Plans or trusts, to a material tax or penalty on prohibited transactions imposed by ERISA or the Code or otherwise, and neither Target, any Plan, any trust created under a Plan nor any other fiduciary of any Plan or its attendant trust has breached its fiduciary duties under ERISA in a manner which could result in a direct or indirect material liability to Target or the trustee or administrator of any Plan.

(v)    The Pension Benefit Guaranty Corporation has not instituted proceedings to terminate (or appoint a trustee to administer) any Plan, and no event has occurred or condition exists which might constitute grounds under ERISA for the termination of (or the appointment of a trustee to administer) any Plan.

(vi)    The minimum funding requirements under the Code and ERISA have been satisfied with respect to each Plan.

(m)    Insurance.  The properties of Target are insured as set forth on Schedule 4.1(m).

(n)    Environmental Protection.

(i)    None of the assets of Target (defined for purposes of this subsection as the real property and tangible personal property owned or leased by Target) contain any hazardous materials (defined as any substance whose nature and/or quantity or existence, use, manufacture or effect render it subject to federal, state or local regulation as potentially injurious to public health or welfare including, without limitation, friable asbestos or PCBs (“Hazardous Materials”)), other than in such quantities which are incidental and customary for the maintenance and operation of such assets (e.g., cleaning fluids) (“Incidental Quantities”).

(ii)    No notice or other communication has been made or issued by any governmental agency having jurisdiction over Target, or any other person, with respect to any alleged violation of any federal, state or local laws, rules, regulations, ordinances and codes governing Hazardous Materials and which are applicable to the assets of Target.

(iii)    All Hazardous Materials which have been remediated from any assets of Target prior to or during its ownership by Target have been handled in compliance with all applicable laws.

(iv)    No collateral securing any loan made by Target contains any Hazardous Materials, other than in Incidental Quantities.

(o)    Employee Relations.  Copies of all employment agreements between Target and its employees have been delivered to TriCo and are described on Schedule 4.1(o). Target has complied with all federal, state and local laws or regulations applicable to it relating to the employment of labor and the provisions of such laws or regulations relating to wages, nondiscriminatory hiring and employment practices and procedures the violation of which would have a materially adverse effect on the financial condition, operations or prospects of Target. No claim has been made nor any proceeding commenced against Target for any wages, penalties or other liabilities for failure to comply with any such laws or regulations. Target is not subject to any collective bargaining agreement with its employees.

(p)    Material Contract Defaults.  Target is not in default in any material respect under the terms of any outstanding written or oral contract, agreement, lease or other commitment which is material to the business, operations, properties, assets or the condition, financial or otherwise, of Target, or under the charter, articles of association or bylaws thereof, and no event has occurred which, with notice or lapse of time, or both, may be or become an event of default under any such contract, agreement, lease or other commitment or under the charter, articles of association or bylaws of Target. All material written or oral contracts are listed on Schedule 4.1(p).

(q)    Agreements with Banking Authorities.  Target is not a party to any written agreement or memorandum of understanding with any federal or state administrative agency or commission or other governmental authority or instrumentality charged with supervision or regulation of banks or engaged in the insurance of deposits which restricts materially the conduct of its business or in any manner relates to its capital adequacy, its credit policies or its management.

(r)    Reports.  For the last three years, Target has filed all reports, registrations and statements, together with any required amendments thereto and has paid all fees and assessments due and payable therewith, that it was required to file with the OCC and all other federal and state securities, banking, insurance and other governmental or regulatory authorities

(collectively, the “Regulatory Authorities”). All such reports and statements required to be filed with any such Regulatory Authority are collectively referred to herein as the “Reports.” As of its respective date, each Report complied in all material respects with all the rules and regulations promulgated by the applicable Regulatory Authority and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(s)    Loans.

(i)    The documentation relating to each loan made by Target, including as to security interests, mortgages and other liens with respect to the collateral for such loans, is adequate for the enforcement of the loan except for inadequacies that will not in the aggregate have a material adverse effect on the financial condition of Target and its subsidiaries taken as a whole.

(ii)    All evidences of indebtedness in the original principal amount in excess of $5,000 reflected as assets in the Target Statements as of June 30, 2002, were as of such dates in all material respects the binding obligations of the respective obligors named therein in accordance with their respective terms. The allowance for loan losses shown on the Target Statements as of June 30, 2002 was, and the allowance for loan losses to be shown on the Target Statements as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of Target and other extensions of credit (including letters of credit or commitments to make loans or extend credit). The allowance for loan losses described in this Section 4.1(s)(ii) has been established in accordance with GAAP as applied to banking institutions and all applicable rules and regulations.

(iii)    Except as set forth on Schedule 4.1(s)(iii), Target is not a party to any written or oral:

(A)    Loan agreement, note or borrowing arrangement, other than credit card loans and other loans, the unpaid balance of which does not exceed $5,000 per loan, under the terms of which the obligor is 60 days delinquent in payment of principal or interest or in default of any other material provisions as of the date hereof;

(B)    Loan agreement, note or borrowing arrangement which has been classified or should have been classified as substandard, doubtful, loss, other loans especially mentioned, other assets especially mentioned, or any comparable classifications by such persons;

(C)    Loan agreement, note or borrowing arrangement, including any loan guarantee, with any director or executive officer of the Target or any 10% or greater shareholder of the Target, or any person or entity controlling, controlled by, or under common control with any of the foregoing; or

(D)    Loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to Target.

(t)    Tax and Regulatory Matters.  Target has no knowledge of any fact or circumstance that would prevent the transactions contemplated pursuant to this Agreement from qualifying as a tax-free reorganization under the Code or materially impede or delay receipt of any required regulatory approval referred to in Section 3.1(c)

(u)    Brokers and Finders.  Except as set forth in Schedule 4.1(u), neither Target nor any officer, director or employee of Target has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for Target in connection with this Agreement or the transactions contemplated thereby.

(v)    Intellectual Property.  Schedule 4.1(v) sets forth a complete and correct list of all registered trademarks, service marks, trade name and copyrights owned or held by Target or used under license by Target (“Intellectual Property”). Target owns or has the right to use the Intellectual Property.

4.2    Representations and Warranties of TriCo and Tri Counties.  TriCo and Tri Counties hereby represent and warrant to Target as of the date hereof and up to and including the Closing Date as follows:

(a)    Organization.  TriCo and Tri Counties are duly organized, validly existing and in good standing under the laws of the State of California. TriCo is a bank holding company registered under the Bank Holding Company Act. TriCo and Tri Counties and have the requisite corporate power and authority, and possess all material governmental, regulatory and other permits, licenses and other authorization, necessary to carry on their respective businesses as now conducted.

(b)    Authority Relative to Agreement.

(i)    The execution, delivery and performance of this Agreement by TriCo and Tri Counties has been duly and effectively authorized and approved by the respective Boards of Directors of TriCo and Tri Counties subject to obtaining the regulatory approvals and other consents contemplated by this Agreement.

(ii)    The approval of TriCo’s shareholders is not required for consummation of the transactions contemplated by this Agreement.

(iii)    This Agreement has been duly executed and delivered by TriCo and Tri Counties and constitutes a valid and binding obligation of TriCo and Tri Counties enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors’ rights generally and principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(iv)    The consummation of the transactions contemplated by this Agreement will not in any material respect conflict with, violate or result in a material breach of or material default in (A) any term, condition or provision of the articles of incorporation or charter, as applicable, or bylaws of TriCo or Tri Counties; (B) any applicable law, rule, regulation or order of any court or governmental agency; or (C) any material agreement, lease, mortgage, note, contract or commitment of any kind, oral or written, formal or informal, to which either TriCo or Tri Counties is a party or by which they or their properties may be bound.

(c)    Legal Proceedings.  There are no legal proceedings pending against, affecting, or to the knowledge of TriCo or Tri Counties, threatened against TriCo or Tri Counties which would prevent or enjoin TriCo or Tri Counties from carrying out their obligations under this Agreement; and TriCo and Tri Counties are not in default or in violation in any material way with respect to (i) any order, writ, injunction or decree of any court, or (ii) any instrument, statute, rule, order or regulation of any government, governmental department, commission, board, bureau, agency or instrumentality, and the consummation of the transactions contemplated by this Agreement will not constitute such a default.

(d)    Applications to Regulators.  All of the representations contained in the applications filed by TriCo and Tri Counties with regulators with or on behalf of Target will be at the time each were made accurate in all material respects, except TriCo and Tri Counties make no representation as to matters contained therein that are based on information provided by Target to TriCo and Tri Counties.

(e)    Absence of Undisclosed Liabilities.  Except as and to the extent reflected or reserved against in the financial statements (the “TriCo Statements”) contained in filings made or to be made by TriCo under the reporting provisions of the Securities Exchange Act of 1934, as amended, which comply in all material respects with applicable requirements thereunder or disclosed by TriCo or Tri Counties to Target in writing, TriCo and Tri Counties have no material liabilities or obligations whether accrued, absolute, contingent or otherwise, including governmental charges or lawsuits, or any tax liabilities due or to become due and whether (i) incurred in respect of or measured by the income of TriCo and Tri Counties for any period up to the close of business on the respective dates of the TriCo Statements, or (ii) arising out of transactions entered into, or any state of facts existing, prior thereto. To the best knowledge of TriCo and Tri Counties, TriCo and Tri Counties do not have any liabilities or obligations, either accrued or contingent, which are material to TriCo and Tri Counties and which have not been either (i) reflected or disclosed in the TriCo Statements, or (ii) incurred subsequent to the date of the TriCo Statements in the ordinary course of business.

(f)    Registration Statement.  Except for information provided by Target, the information included in the Registration Statement or incorporated therein by reference, as of the date the Prospectus/Proxy Statement is first mailed to the Target Shareholders, and at all times subsequent thereto, up to and including the date of the Target Shareholders meeting will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances when made, not misleading.

(g)    TriCo Stock.  The authorized capital stock of TriCo is 20,000,000 shares of TriCo Stock and 1,000,000 shares of preferred stock of which 7,025,690 shares of TriCo Stock and no shares of preferred stock are issued and outstanding as of the date of this Agreement. The TriCo Stock issued in the Merger will be, when issued, duly authorized, validly issued, fully paid and nonassessable.

(h)    Reports.  For the last three years, TriCo and Tri Counties have filed all reports, registrations and statements, together with any required amendments thereto and have paid all fees and assessments due and payable therewith, that each was required to file with (i) the SEC, (ii) the Federal Reserve Board, and (iii) all other Regulatory Authorities. All such reports and statements required to be filed with any such Regulatory Authority are collectively referred to herein as the “Reports.” As of its respective date, each Report complied in all material respects with all the rules and regulations promulgated by the applicable Regulatory Authority and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(i)    Tax and Regulatory Matters.  TriCo has no knowledge of any fact or circumstance that would prevent the transaction contemplated pursuant to this Agreement from qualifying as a tax-free reorganization under the Code or materially impede or delay receipt of any required regulatory approval referred to in Section 3.1(c).

ARTICLE 5

COVENANTS

5.1    Covenants of Target.  Target covenants with TriCo and Tri Counties as an inducement to TriCo and Tri Counties to enter into this Agreement that:

(a)    Access to Information Concerning Properties and Records.  Target will give to TriCo and Tri Counties and to their counsel, accountants and other representatives (“advisers”), upon reasonable notice, during normal business hours throughout the period prior to the Effective Time, full access to the books, records, customer and loan files, contracts, and commitments of Target, except for documents as to which there exists an attorney-client privilege or except as otherwise restricted by law. For the period prior to the Effective Time, Target shall deliver to TriCo and Tri Counties such statements, schedules and reports concerning the business, operations and financial condition of Target as are regularly provided to its Boards of Directors at such times as they are regularly supplied to their Boards of Directors.

(b)    Conduct of Business.  Until the Effective Time or the earlier termination of this Agreement, and except as contemplated by this Agreement or disclosed in the Target Disclosure Schedules or as consented to or otherwise approved by TriCo and Tri Counties in writing, which consent or approval shall not be unreasonably withheld:

(i)    the business of Target shall be conducted only in the ordinary course which, without limitation, shall include using its best efforts to maintain in force the insurance policies now in effect, or insurance policies providing substantially the same coverage to the extent such coverage remains available to Target with acceptable limitations and at a reasonable cost;

(ii)    no change shall be made in the charter or bylaws of Target;

(iii)    except as the result of the cancellation or exercise of Options granted pursuant to Target’s Stock Option Plan as contemplated in Section 2.2, no change shall be made in the number of shares of capital stock of Target issued and outstanding, nor shall any option, warrant, call, convertible security, commitment or other right be granted or made by Target relating to its authorized or issued capital stock;

(iv)    no purchase order, contract or commitment (other than deposits, loans, loan commitments and investments or the sale of other real estate owned in the ordinary course of business of Target) shall be entered into by or on behalf of Target extending for more than one year or involving payment by Target of more than $10,000 in any one contract or related series of contracts or otherwise materially affecting its business;

(v)    except as otherwise provided herein, no employment agreement or other agreement shall be entered into with any employee of Target and no salary or benefits of any employee of Target shall be increased and no employee benefit plan shall be modified or amended, provided, however, that Target may pay bonuses to employees in December 2002 in a manner consistent with Target’s past practices from amounts accrued by Target for such purpose in 2002;

(vi)    Target shall use its best efforts, consistent with conducting its business in accordance with its own business judgment, to retain its depositors and customers and to preserve its business in its present form and to preserve the good will of the depositors, customers and others having business relations with Target;

(vii)    Target shall duly comply in all material respects with all applicable laws, the failure to comply with which would have a material adverse effect upon its business or financial condition;

(viii)    no dividends shall be paid, or distributions made, with respect to Target Stock;

(ix)    no loans in excess of $250,000 will be made and no security will be purchased or sold by Target without providing TriCo and Tri Counties with a reasonable opportunity to review such transaction and comment thereon;

(x)    Target shall not enter into or be obligated to pay any obligations under employment, severance or other agreements between Target and its employees related to the termination of such agreements, other than those set forth on Schedule 5.1(b)(x) hereto.

(c)    Confidentiality.

(i)    Until the Effective Time, Target shall not, without the prior written consent of TriCo and Tri Counties, disclose to third parties, and shall use care to assure that its directors, officers, employees and advisers do not disclose to third parties, any confidential information concerning TriCo and Tri Counties, which shall include all information received from TriCo and Tri Counties in the course of discussing, investigating, negotiating and performing the transactions contemplated by this Agreement, whether such information has been obtained before or after the date of execution of this Agreement. The term “confidential information” does not include information which (A) was known to Target, its directors, officers, employees or advisers from a source not under a duty of confidentiality to TriCo or Tri Counties prior to the time of its disclosure by TriCo and Tri Counties; (B) is or becomes publicly known or available; or (C) is independently developed or discovered by Target or its directors, officers, employees or advisers outside of the discussions, investigations, negotiations and performance contemplated by this Agreement. “Third parties” do not include the directors, officers, employees or advisors of TriCo and Tri Counties.

(ii)    In the event that the Merger is not consummated, or this Agreement is otherwise terminated, Target shall promptly return to TriCo and Tri Counties all such confidential information (and all copies thereof), without retaining any copies, or to the extent agreed by TriCo and Tri Counties, shall destroy information and documents not to be returned, including all electronic images, and confirm such destruction in writing to TriCo and Tri Counties; and thereafter all such information shall continue not to be disclosed by Target, and its directors, officers, employees, agents and advisers to third parties without the written consent of TriCo and Tri Counties.

(d)    No Shopping.

(i)    Without TriCo’s prior written consent, Target and its officers and directors will not, and Target shall direct and use its best efforts to cause its directors, officers, investment bankers, attorneys, accountants, advisors, employees, agents and representatives to not, during the period beginning on the date hereof and ending on the consummation or termination of this Agreement: (A) sell or arrange for the sale of any Target capital stock; or (B) negotiate, solicit or encourage or authorize any person to solicit from any third party any proposals relating to the merger or consolidation of Target, disposition of the business or assets of Target or the acquisition of the capital stock of Target; or (C) except to the extent legally required for the discharge by the Board of Directors of its fiduciary duties, make any information concerning Target available to any person for the purpose of affecting or causing a merger, consolidation or disposition of Target or its assets or common stock.

(ii)    Target shall notify TriCo and Tri Counties of the details of any indication of interest of any person, partnership or corporation to acquire by any means a controlling interest in Target, or a majority of the assets or deposits of Target, within two (2) business days of its receipt of any such indication of interest.

(iii)    In the event the Board of Directors of Target receives a bona fide offer for a purchase or transfer of 10% or more of Target’s assets or deposits, or related ownership interest, and without having received the written consent of TriCo shall have determined to accept such offer or to recommend to Target’s Shareholders to accept such offer, then Target shall be liable to TriCo in the amount of $1,000,000 as liquidated damages, the payment of which shall be made before the acceptance of such offer. It is acknowledged and understood by Target that the calculation, ascertainment or quantification of the amount of monetary damages which would be sustained by TriCo as a result of the acceptance or recommendation of acceptance of any such offer by Target is uncertain and problematic and that TriCo would suffer substantial damages to its business and operations which cannot be measured with certainty in monetary terms, and recognizing such, Target agrees that the foregoing amount of liquidated damages is a reasonable estimate of the amount of damages which would be sustained by TriCo in the event that Target, during the term of this Agreement and without having received the written consent of TriCo, shall have determined to accept any such offer or to recommend to its shareholders that any such offer be approved or accepted.

(e)    Information for Applications and Statements.  Target shall furnish to TriCo and Tri Counties in a timely manner all information concerning Target required for inclusion in the Registration Statement and all other federal or state regulatory applications to be filed, and in any other notices or statements to be made by TriCo and Tri Counties to any governmental or regulatory body required to consummate the Merger. Target represents and warrants that all information so furnished shall be true and correct in all material respects.

(f)    Shareholder Meeting.  Target shall take all action necessary in accordance with applicable law and its articles of association and bylaws to convene a meeting of shareholders to vote upon this Agreement and the Merger. In connection therewith, Target shall mail to all shareholders of record entitled to vote at such meeting the Prospectus/Proxy Statement which shall indicate that the Board of Directors of Target has, by resolution, approved the Merger on the terms and subject to the conditions set forth in this Agreement. Subject to applicable laws, Target shall use reasonable efforts to solicit from its shareholders proxies in favor of such adoption and approval and shall take all other reasonable action necessary or helpful to secure a vote of its shareholders in favor of the Merger.

(g)    Affiliate’s Letter.  Target shall obtain and deliver to TriCo prior to the filing of the Registration Statement a signed letter in the form attached as Exhibit B from each Target Shareholder who may be deemed an “affiliate” of Target with the meaning of such term as used in Rule 145 under the 1933 Act.

(h)    Due Diligence.  Target shall deliver by the Closing Date all opinions, certificates and other documents required to be delivered by it and to cause all conditions to Closing being satisfied in a timely manner.

(i)    Attendance at Target Board Meetings.  In order to keep TriCo fully advised of Target’s ongoing activities, Target shall allow TriCo one representative to attend, as a guest, all Board and committee meetings of Target (except when the subject matter is this Agreement and the transactions contemplated by this Agreement and the Board determines that the presence of such representative is not in the best interests of Target and its shareholders). TriCo shall receive written notice of all Target Board and committee meetings by the later of 10 days before such meeting or concurrently with written notice to Target’s directors.

(j)    Conditions Precedent.  Target shall use reasonable best efforts to satisfy the conditions set forth in Section 5.1.

(k)    Expenses.  Target shall take all actions necessary to accrue as expenses on its books as of the Closing Date those items reasonably requested by TriCo.

5.2    Covenants of TriCo and Tri Counties.  TriCo and Tri Counties, as an inducement to Target to enter into this Agreement, covenant that:

(a)    Approvals of Regulatory Authorities.  As soon as practicable, TriCo and Tri Counties shall file applications with the proper Regulatory Authorities for approval of the Merger and the acquisition of Target by TriCo and shall thereafter take all action with due diligence to obtain the approval of such Regulatory Authorities. To the extent permitted by law, all filings, requests for approval or other submissions for any regulatory approval shall be made available for review by Target prior to filing.

(b)    Confidentiality.

(i)    Until the Merger is consummated, TriCo and Tri Counties shall not, without the prior written consent of Target, disclose to third parties, and shall use care to assure that its directors, officers, employees and advisers do not disclose to third parties, any confidential information concerning Target, which shall include all information received from Target in the course of discussing, investigating, negotiating and performing the transactions contemplated by this Agreement, whether such information has been obtained before or after the date of execution of this Agreement. The term “confidential information” does not include information which (A) is known to TriCo and Tri Counties, or their directors, officers, employees or advisers, from a source not under a duty of confidentiality to Target prior to their disclosure by Target; (B) is or becomes publicly known or available; or (C) is independently developed or discovered by TriCo and Tri Counties, or their directors, officers, employees or advisers outside of the discussions, investigations, negotiations and performance contemplated by this Agreement. “Third parties” do not include directors, officers, employees or advisors of Target.

(ii)    In the event that the Merger is not consummated, or this Agreement is otherwise terminated, TriCo and Tri Counties shall promptly return to Target all such confidential information (and all copies thereof), without retaining any copies, or to the extent agreed by Target, shall destroy information and documents not to be returned, including all electronic images, and confirm such destruction in writing to Target; and thereafter all such information shall continue not to be disclosed by TriCo and Tri Counties and their directors, officers, employees or advisors to third parties without Target’s written consent.

(c)    Registration of TriCo Stock.  TriCo shall promptly prepare and file the Registration Statement with the SEC and shall make all applicable state securities filings, shall provide Target and its legal counsel with an opportunity to review and comment on the Registration Statement and state securities filings, and shall take all reasonable steps necessary to cause the Registration Statement and state filings to be declared effective.

(d)    Due Diligence.  TriCo and Tri Counties shall deliver by the Closing Date all opinions, certificates and other documents required to be delivered by it and to cause all conditions to Closing being satisfied in a timely manner.

(e)    Status Reports.  TriCo and Tri Counties shall advise Target from time to time regarding TriCo’s and Tri Counties’ applications for regulatory approval of the Merger and provide Target copies of all applications, comments, correspondence and approvals to or from regulators in connection with the applications and give Target copies of all regulatory approvals referred to in this Agreement.

(f)    Conditions Precedent.  TriCo and TriCounties shall use reasonable best efforts to satisfy the conditions set forth in Section 5.2.

(g)    No Shopping.

(i)    TriCo and its officers and directors shall not, and TriCo shall direct and use its best efforts to cause its and Tri Counties directors, officers, investment bankers, attorneys, accountants, advisors, employees, agents and representatives to not, during the period beginning on the date hereof and ending on the termination or consummation of this Agreement: (A) negotiate, solicit or encourage or authorize any person to solicit from any third party any proposals relating to the merger or consolidation of TriCo or Tri Counties where TriCo or Tri Counties is not the surviving entity or the shareholders of TriCo immediately before the transaction hold less than a majority of the outstanding equity securities of the surviving entity immediately after completion of the transaction, disposition of substantially all of the business or assets of TriCo or the acquisition of substantially all of the capital stock of TriCo or Tri Counties; or (B) except to the extent legally required for the discharge by the Board of Directors of its fiduciary duties or pursuant to federal securities laws, make any information concerning TriCo available to any person for the purpose of affecting or causing an event described in (A) above.

(ii)    TriCo and Tri Counties shall not, during the period beginning on the date hereof and ending on the termination or consummation of this Agreement, acquire a financial institution in Butte County, California, other than Target.

(iii)    In the event the Board of Directors of TriCo or Tri Counties enters into an agreement for a transaction described in Section 5.2(g)(i) or (ii) and, as a result, terminates this Agreement or such agreement provides for termination of this Agreement or otherwise contemplates that the Merger not be completed, then TriCo shall be liable to Target in the amount of $1,000,000 as liquidated damages, the payment of which shall be made before TriCo enters into such transaction. It is acknowledged and understood by TriCo that the calculation, ascertainment or quantification of the amount of monetary damages which would be sustained by Target as a result of the acceptance or recommendation of acceptance of any such offer by TriCo is uncertain and problematic and that Target would suffer substantial damages to its business and operations which cannot be measured with certainty in monetary terms, and recognizing such, TriCo agrees that the foregoing amount of liquidated damages is a reasonable estimate of the amount of damages which would be sustained by Target in the event that TriCo, during the term of this Agreement and without having received the written consent of Target, shall have determined to enter into any such transaction.

(h)    Prior to the Effective Date, TriCo shall take all actions, including adoption of an appropriate board resolution, as may be reasonably required to cause the acquisition of equity securities of TriCo, including TriCo Stock and TriCo Options, as contemplated by the provisions of this Agreement, by any person who is or will become a director or officer of TriCo to be eligible for exemption under Rule 16b-3(d) of the Exchange Act.

ARTICLE 6

MISCELLANEOUS

6.1    Termination.  This Agreement may be terminated and the Merger abandoned (either before or after approvals and authorizations by the shareholders of Target contemplated hereby and without seeking further shareholder approval) at any time prior to the Effective Time only in one of the following manners:

(a)    Mutual Agreement.  By mutual written consent of the parties authorized by their respective Boards of Directors at any time prior to the Effective Time.

(b)    Expiration of Time.  By written notice from Target to TriCo or from TriCo to Target, if the Closing Date shall not have occurred on or before June 30, 2003.

(c)    Breach.  By written notice from TriCo to Target or from Target to TriCo, in the event of a material breach by the other party hereto of any representation, warranty, covenant or other agreement contained in this Agreement, which breach is not cured after 30 days’ written notice thereof is given to the party committing such breach by the other party.

(d)    Environmental Report.  TriCo shall have the right, in its discretion and at its sole expense, to arrange with an environmental consultant to prepare an environmental report on any property owned or leased by Target or Target Bank within the time allowed by Section 3.3(h). If such report indicates the presence of Hazardous Materials on any such property or properties and if the costs for any remediation indicated by such reports are deemed material by TriCo, TriCo shall have the right to terminate this Agreement by written notice to Target.

(e)    Review of Target Disclosure Schedules.  By TriCo within five (5) business days of receipt by TriCo of the Target Disclosure Schedules.

(f)    Material Adverse Change.  At any time during the thirty (30) days prior to the Closing Date, TriCo shall be entitled to conduct a pre-closing audit or review of Target and the financial condition of Target, and this Agreement may be terminated by TriCo if TriCo determines, based upon such audit or review, that the condition of Target has undergone material adverse change from the date of this Agreement.

(g)    By Target if the Average Closing Price is less than $20.80.

6.2    Expenses and Damages.  Each party shall pay its own expenses in connection with the Agreement and the Merger. Nothing contained in this Section 6.2 shall be deemed to preclude either from seeking to recover damages which it incurs as a result of breach by the other party of this Agreement or to obtain other legal or equitable relief (including specific performance). In the event of the termination of this Agreement or the abandonment of the transactions contemplated hereby by Target or TriCo otherwise than as allowed under Section 6.1(a), (b), (d), (e), (f), (g) or (h) this Agreement, then the terminating or abandoning party shall pay to the other party an aggregate fee of $500,000 in cash, which amount the terminating or abandoning party agrees is reasonable and full liquidated damages and reasonable compensation to the other party for its involvement in the transactions contemplated by this Agreement and is not a penalty or forfeiture. If Target terminates this Agreement in violation of Section 5.1(d), Target shall pay the amount set forth in Section 5.1(d)(iii) in lieu of the amount set forth in this Section 6.2. If TriCo terminates this Agreement in violation of Section 5.2(g), TriCo shall pay the amount set forth in Section 5.2(g)(iii) in lieu of the amount set forth in this Section 6.2.

6.3    Effect of Termination.  Upon termination by written notice as provided in Section 6.1 of this Agreement, this Agreement shall be void and of no further effect, except as set forth in Section 6.2, Section 5.1(c) or (d) or Section 5.2(b) or (g), and there shall be no liability by reason of this Agreement or the termination thereof on the part of either TriCo or Target or their directors, officers, employees, agents or shareholders, and all such parties shall be released from all such liability, except as set forth in, or for breach of obligations in, Section 6.2, Section 5.1(c) or (d) or Section 5.2(b) or (g).

6.4    Press Releases and Public Statements.  No press release or public statement will be issued relating to the transactions contemplated by this Agreement without prior approval of TriCo and Target. However, notwithstanding the confidentiality provisions of this Agreement, either TriCo, Tri Counties or Target may issue at any time any press release or other public statement it believes, on the written advice of its counsel, it is obligated to issue to avoid liability under applicable law relating to disclosures, but the party issuing such press release or public statement shall make every reasonable effort to give the other party prior notice and an opportunity to participate in such release or statement.

6.5    Board of Directors.  TriCo and Tri Counties shall use their best efforts to appoint Steve Nettleton to their respective Board of Directors immediately after the Effective Time.

6.6    Employees and Employee Benefits.  All employees of Target who continue as employees of Tri Counties after the Merger shall (i) receive service credits for employment at Target prior to the Effective Time for purposes of meeting all the eligibility requirements and all vesting requirements for all Tri Counties benefit programs which such employees shall become eligible to participate in on or after the Effective Time including, but not limited to, health, retirement, vacation and disability plans but excluding the TriCo employee stock ownership plan, (ii) be subject to Tri Counties’ employment policies, and (iii) receive compensation equivalent to their compensation from Target as of the date hereof. Notwithstanding anything set forth in this Section 6.6 to the contrary, each Target employee shall be entitled to participate as a newly hired employee in the TriCo employee stock ownership plan for the purpose of satisfying any eligibility or vesting periods applicable to such plan. Tri Counties shall provide continuation of medical insurance coverage through COBRA for pre-existing medical conditions (to the extent such condition is currently covered under the Target plan) to any employee of Target who continues as an employee of Tri Counties, and where such medical insurance coverages available to such former employees of Target who become employees of Tri Counties would otherwise result in a loss of such coverage as a result of a change in medical insurance resulting from the Merger.

6.7    Indemnification and Insurance.  From and after the Effective Time through the second anniversary of the Effective Time, TriCo agrees to indemnify and hold harmless each present and former director and officer of Target and each officer or employee of Target that is serving or has served as a director or trustee of another entity expressly at Target’s request or direction, determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Target would have been permitted under the CGCL (as if the CGCL were applicable to Target) and its articles of association or bylaws in effect on the date hereof to indemnify such person (and TriCo or the Surviving Bank shall also advance expenses as incurred to the fullest extent permitted under applicable law and its articles of incorporation and bylaws provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification); provided, however, in no event shall any person be indemnified hereunder if it is ultimately determined that such person was not entitled to indemnification under applicable law. Target shall be permitted to purchase tail coverage for a period of two years after the Effective Date with respect to its current directors and officers liability insurance policy with coverage similar to that in place on the date of this Agreement, unless TriCo provides evidence that directors and officers of Target will be insured for claims made after the Closing Date for acts, omissions or events occurring on or before the Closing Date. This Section 6.7 shall not contradict any statutory requirements TriCo may have to indemnify the Indemnified Parties.

6.8    Knowledge.  Whenever the term “knowledge,” “best knowledge” or similar expression is used in this Agreement, it shall mean knowledge of a party’s respective directors and executive officers.

6.9    Desirable Amendments.  Subject to the performance of the respective fiduciary obligations of each party, if at any time after the date hereof it shall appear that any change or changes in the structure of the transactions contemplated hereby shall be necessary or desirable to comply with applicable law, or to comply with the requirements of regulatory authorities having jurisdiction over the transactions so as to enable the transactions contemplated hereby to be consummated, the parties hereto agree to use their best efforts to effect such changes in this Agreement and the other documents contemplated hereby in taking such other actions as may be required to effect such changes, provided that neither party hereto shall be required to agree to any change in the amount or form of consideration set forth herein.

6.10    Benefits of this Agreement.  This Agreement and the rights and obligations of TriCo, Tri Counties and Target hereunder shall not be assigned by any party to any third party, except with the prior written consent of the other. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto, the shareholders of Target and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement and, except as aforesaid, there are no third-party beneficiaries of this Agreement.

6.11    Notices.  Any notice, request, instruction, legal process or other instrument to be given or served hereunder by any party to another shall be deemed given or served if in writing and delivered personally or sent by registered or certified mail, postage prepaid, to the respective party or parties at the following addresses:

If to TriCo and/or Tri Counties:

Richard P. Smith

Chief Executive Officer

63 Constitution Circle

Chico, CA 95973

With copies to:

Rothgerber Johnson & Lyons LLP

Attn:  Karen L. Witt, Esq.

1200 17th Street, Suite 3000

Denver, CO 80202

If to Target:

John A. Lucchesi

Chief Executive Officer

North State National Bank

525 Salem Street

Chico, CA 95927-3235

With copies to:

Stewart Humphreys Burchett Sandelman & Molin

Attn:  Ronald E. Stewart, Esq.

3100 Cohasset Road

P.O. Box 720

Chico, CA 95927

and

Bingham McCutchen LLP

Attn:  Thomas G. Reddy, Esq.

Three Embarcadero Center

San Francisco, CA 94111

and to such other person or address or addresses as either party may designate to the other by like notice as set forth above.

6.12    Entire Agreement.  This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereby and thereby supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations, covenants or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein.

6.13    Waiver or Modification.  Any party to this Agreement may, at any time prior to the Effective Time, by action taken by its Board of Directors or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same persons) as this Agreement. No amendment, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall any waiver constitute a continuing waiver unless so expressly provided. Target’s Board of Directors may authorize the amendment or supplementation of this Agreement or waiver of any provision hereof or thereof, either before or after the approval of Target’s shareholders (and without seeking further shareholder approval), so long as such amendment, supplement or waiver does not result in the reduction of the consideration given or result in an adverse tax or other effect to Target’s shareholders.

6.14    Controlling Law.  This Agreement shall be construed in accordance with the laws of the State of California, except to the extent that federal law is applicable.

6.15    Counterparts.  This Agreement may be executed in any number of copies, each of which shall be deemed an original, and all of which together shall be deemed one and the same instrument.

IN WITNESS WHEREOF, pursuant to authority duly given by the respective Boards of Directors of TriCo, Tri Counties and Target, this Agreement has been signed on behalf of said corporations by their respective Chairmen of the Boards, Presidents or Vice Presidents, as the case may be, under their respective corporate seals, and attested by their respective Secretaries or Assistant Secretaries, as the case may be, all on the date, month and year first written above. The signature of a Secretary or Assistant Secretary is intended not only as an execution hereof, but also is a certification that such parties’ Board of Directors has duly authorized the execution and delivery of this Agreement.

TRICO BANCSHARES

	By:	/s/
Attest:		Richard P. Smith, President and CEO

Name:	/s/ Wendell Lundberg
Title:	Secretary

TRI COUNTIES BANK

	By:	/s/
Attest:		Richard P. Smith, President and CEO

Name:	/s/ Wendell Lundberg
Title:	Secretary

NORTH STATE NATIONAL BANK

	By:	/s/
Attest:	Name: Title:	John A. Lucchesi President and CEO

Name:	/s/ Sheila Christensen
Title:	Executive Secretary and Assistant Cashier

Exhibits

A	—Form of Agreement of Merger between TriCo Bancshares, Tri Counties Bank and North State National Bank

B*	—Form of Affiliate’s Letter executed by affiliates of North State National Bank

C*	—Form of Employment Agreement between TriCo Bancshares and John Lucchesi

D*	—Amendment to Agreement of Employment of Executive Office of North State National Bank with John Lucchesi

*	The registrant will furnish these omitted schedules to the Commission upon request.

EXHIBIT A

AGREEMENT OF MERGER

This Agreement of Merger (the “Merger Agreement”) is entered into by and among TriCo Bancshares, a California corporation and registered bank holding company (“TriCo”), Tri Counties Bank, a California banking corporation (“Tri Counties”), and North State National Bank, a national banking organization (“North State”), as of the              day of             , 2003. TriCo, Tri Counties and North State are sometimes collectively referred to herein as the “Parties.”

RECITALS

1.    The Boards of Directors of the Parties have approved, and deemed it advisable and in the best interest of the Parties and their respective shareholders, that the Parties consummate the business transaction provided for herein in which North State would merge with and into Tri Counties (the “Merger”).

2.    The Parties have entered into an Acquisition Agreement and Plan of Merger, dated as of October 3, 2002 (the “Plan”), providing, among other things, for the execution and filing of this Merger Agreement and the consummation of the Merger.

NOW THEREFORE, in consideration of the mutual promises and agreements contained in this Merger Agreement and the Plan, the Parties hereby agree that North State shall be merged with and into Tri Counties in accordance with the provisions of the laws of the State of California and subject to the conditions as set forth as follows:

1.    The Merger.

1.1    The Merger shall be pursuant to the provisions of, and with the effect provided in, the California General Corporation Law and the California Financial Code, and the Merger shall become effective on the date (the “Effective Date”) an original of this Merger Agreement which has been endorsed by the California Commissioner of Financial Institutions and certified by the Secretary of State of the State of California is filed with the California Commissioner of Financial Institutions.

1.2    On the Effective Date, North State shall be merged with and into Tri Counties, and Tri Counties shall be the surviving corporation (the “Surviving Corporation”) in the Merger in accordance with the terms and provisions of this Merger Agreement and the Plan. Tri Counties shall thereupon succeed, without other transfer, to all rights and properties of, and shall be subject to all debts and liabilities of, North State, and the separate existence of North State shall cease.

2.    Corporate Governance.

2.1    From and after the Effective Date and until thereafter amended as provided by law:

a.    Articles of Incorporation of Tri Counties as in effect immediately prior to the Effective Date shall be and continue to be the Articles of Incorporation of the Surviving Corporation; and

b.    The Bylaws of Tri Counties as in effect immediately prior to the Effective Date shall be and continue to be the Bylaws of the Surviving Corporation.

2.2    From and after the Effective Date, the directors and officers of Tri Counties, with the addition of Steve Nettleton as a director, shall be the directors and officers of the Surviving Corporation, and they shall continue to hold office from and after the Effective Date until they shall have resigned or shall have been legally removed or until respective successors shall have been elected and qualified.

3.    Effect of Merger On Outstanding Shares.

3.1    The outstanding shares of common stock of North State (“North State Common Stock”) validly issued and outstanding immediately prior to the Effective Date shall by virtue of the Merger and without any action on the part of the holders thereof be converted into and represent the right to receive aggregate cash consideration of $13,000,000 and 784,000 shares of TriCo common stock, subject to the adjustments set forth in the Plan.

3.2    Each outstanding option to purchase shares of North State Common Stock will be converted into an option to purchase a number of shares of TriCo common stock equal to the number of shares of Target Stock subject to the option multiplied by the Exchange Ratio (as defined in the Plan), rounded down to the nearest full share.

3.3    The outstanding shares of the Surviving Corporation shall remain outstanding and are not affected by the Merger.

4.    Termination and Amendment.

4.1    The obligations of the Parties to affect the Merger shall be subject to all the terms and conditions contained in the Plan. This Merger Agreement shall terminate forthwith in the event that the Plan shall be terminated as provided therein.

4.2    This Merger Agreement may be amended by the Parties at any time prior to the Effective Date, provided that this Merger Agreement shall not conflict in any way with the Plan. This Merger Agreement may only be amended by an instrument in writing signed on behalf of each of the Parties.

5.    Counterparts.  This Merger Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have duly executed this Merger Agreement, or caused its execution by their duly authorized agents, as of the date first above written.

TRICO BANCSHARES

By:
Richard Smith, its President

By:
Wendell Lundberg, Secretary

TRI COUNTIES BANK

By:
Richard Smith, its President

By:
Wendell Lundberg, Secretary

NORTH STATE NATIONAL BANK

By:
John Lucchesi, its President

By:
Sheila Christensen, Executive Secretary and Assistant Cashier

Exhibit B

October 3, 2002

Board of Directors

North State National Bank

525 Salem Street

P.O. Box 3235

Chico, CA 95927

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of North State National Bank (“North State”) of the Value of Per Share Merger Consideration as defined in Section 1.1(f) of the Acquisition Agreement and Plan of Merger dated as of October 3, 2002 (the “Agreement”), in the proposed merger (the “Merger”) of TriCo Bancshares, Inc. (“TriCo”) and North State. At the Effective Time of the Merger (as such term is defined in the Agreement), each share of North State Common Stock will be converted into the right to receive the Value of Per Share Merger Consideration in, at the election of the holder, shares of TriCo Common Stock or cash subject to adjustment as described in the Agreement.

In arriving at our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement; (ii) certain publicly available financial and other data with respect to TriCo and North State, including consolidated financial statements for recent years and interim periods to June 30, 2002; (iii) certain other publicly available financial and other information concerning TriCo and North State and the trading markets for the publicly traded securities of TriCo and North State; (iv) publicly available information concerning other banks and bank holding companies, the trading markets for their securities and the nature and terms of certain other merger transactions we believed relevant to our inquiry; and (v) evaluations and analyses prepared and presented to the Board of Directors of North State or a committee thereof in connection with the Merger. We have held discussions with senior management of TriCo and North State concerning the companies’ past and current operations, financial condition and prospects.

We have reviewed with the senior management of North State earnings projections for North State as a stand-alone entity assuming the Merger does not occur. We have also reviewed with the management of TriCo earnings projections for TriCo as a stand-alone entity assuming the Merger does not occur. Certain financial projections for the combined companies and for North State and TriCo as stand-alone entities were derived by us based upon the projections and information described above.

In conducting our review and in arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and we have not assumed any responsibility for independent verification of the same. We have relied on advice of counsel and independent accountants as to all legal and financial reporting matters with respect to TriCo, North State, the Merger and the Agreement. We have relied upon the managements of North State and TriCo as to the reasonableness of the financial and operating forecasts, projections and projected operating cost savings (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts, projections and projected operating cost savings reflect the best currently available estimates and judgments of the applicable managements. We have also assumed, without assuming any responsibility for the independent verification of same, that the aggregate allowances for loan losses for North State and TriCo are adequate to cover such losses. We have not made or obtained any evaluations

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North State National Bank

October 3, 2002

or appraisals of the property of North State or TriCo, nor have we examined any individual loan credit files. For purposes of this opinion, we have assumed that the Merger will have the tax, accounting and legal effects described in the Agreement. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of the Common Stock of North State of the Value of Per Share Merger Consideration in the Merger and does not address North State’s underlying business decision to proceed with the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of North State and TriCo, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders’ equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for North State and for TriCo; (ii) the assets and liabilities of North State and TriCo, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

It is understood that this letter is for the information of the Board of Directors of North State. This letter does not constitute a recommendation to the Board of Directors or to any shareholder of North State with respect to any approval of the Merger. This opinion is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the Value of Per Share Merger Consideration in the Merger is fair, from a financial point of view, to the holders of the Common Stock of North State.

Very truly yours,

/s/ RBC Dain Rauscher, Inc.

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Exhibit C

One Tabor Center, Suite 3000
1200 Seventeenth Street	Telephone 303.623.9000
Denver, Colorado 80202-5855	Fax 303.623.9222
www.rothgerber.com

Denver • Colorado Springs • Cheyenne • Casper

                    , 2003

DRAFT OF TAX OPINION

This form of tax opinion is proposed to be issued upon the closing of the Merger based upon the assumption that all draft documentation prepared and circulated to the Board of Directors of North State National Bank to consummate this merger are executed and the transaction is consummated in the manner proposed. This form of tax opinion has no application to a merger consummated other than as previously proposed in the Acquisition Agreement and Plan of Merger dated October 3, 2002.

The Board of Directors

North State National Bank

525 Salem Street

Chico, CA 95927-3235

Re:    Federal Tax Aspects of the Proposed Merger of North State National Bank

with and into Tri Counties Bank, a wholly owned subsidiary of TriCo Bancshares

Dear Members of Board:

You have requested our opinion regarding certain federal income tax consequences resulting from the proposed transaction in which TriCo Bancshares (“TRICO”) will acquire all of the outstanding capital stock of North State National Bank (“North State”) for TRICO stock by a merger of North State, with and into Tri Counties Bank (“Tri Counties”), a wholly owned subsidiary of TRICO.

Scope of the Opinion

You have submitted for our consideration certain facts and representations as to the proposed merger which are specifically described below. We have also reviewed the Acquisition Agreement and Plan of Merger among TriCo Bancshares, Tri Counties Bank and North State National Bank, including all Exhibits attached thereto, dated October 3, 2002, and such other information, materials and matters of law as we believe appropriate. Capitalized terms used in this opinion without definition shall have the meanings set forth in the Agreement.

The Board of Directors

North State National Bank

                    , 2003

We have included below the Facts and Representations upon which we will rely in the issuance of our opinion. Although we have made no independent investigation of these facts and representations, we have no reason to believe they are untrue. We ask that you contact us immediately if any facts or representations are not entirely complete or accurate, as the incompleteness or inaccuracy could cause us to change our opinion.

The opinion contained herein is rendered only with respect to the enumerated holdings set forth herein under the heading “Opinion” and we express no opinion with respect to any other federal, state, or local tax aspect. No inference should be drawn on any matter not specifically opined upon.

This opinion is not binding upon any tax authority (including the Internal Revenue Service) or any court and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court. In rendering our opinion, we are relying upon the relevant provisions of the Code, the regulations thereunder, and judicial and administrative interpretations thereof, all as of the date hereof and all of which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Any such changes could also have an effect on the validity of our opinion. We assume no duty to inform you of any changes in our opinion due to changes in law that occur subsequent to the issuance of this letter.

Statutory references herein are to the Internal Revenue Code of 1986, as amended (the “Code”), except as otherwise indicated.

Facts

TRICO, Tri Counties, and North State have entered into an Acquisition Agreement and Plan of Merger dated October 3, 2002 (the “Agreement”). Under Article 1 of the Agreement, North State will merge with and into Tri Counties, a wholly owned subsidiary of TriCo. Article 1.1(e) provides that—as of the Effective Time—“the separate existence of North State shall cease” and that Tri Counties shall continue as the surviving bank.

Section 1.1(g) provides that—as of the Effective Time—North State’s outstanding shares, $2.50 par value (“Target Stock”), validly issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares), shall, by virtue of the closing transaction and without any action on the part of the holders thereof be converted into and represent the right to receive the Value of the Per Share Merger Consideration, which is the sum of the Aggregate Value of the Merger Consideration and the product of the number of shares of Target Stock represented by Target Options outstanding as of the Closing Date multiplied by the average exercise price of such Target Options, all of which is divided by the sum of the number of shares of Target Stock and the number of shares of Target Stock represented by Target Options outstanding as of the Closing Date.

To the extent possible, TRICO shall cause the Aggregate Cash Consideration to be paid to those holders of North State Stock (the “North State Stockholders”) requesting cash

The Board of Directors

North State National Bank

                    , 2003

consideration and the Aggregate Stock Consideration to be issued to those North State Stockholders requesting stock consideration. However, to guarantee that the stock consideration and the cash consideration are issued in the amounts set forth in Section 1.1(f) of the Agreement, TRICO may allocate the cash consideration and the stock consideration to holders of North State Stock as necessary to maintain the allocation of the Aggregate Merger Consideration. Section 1.1(k) provides that TRICO has the right to make determinations, not inconsistent with the terms of the Agreement, governing the allocation of the Aggregate Cash Consideration and the Number of TriCo Shares to be Issued. TRICO’s determinations shall not be subject to review or question by other parties to the Agreement or by the North State Stockholders.

The North State Stockholders shall be entitled to elect to receive cash consideration or stock consideration, or a combination thereof, in the amounts specified by such holders in accordance with the provisions of Section 1.1(h) and (i) of the Agreement. On the date of the meeting of the holders of North State Stock to be held for the purpose of ratifying and authorizing North State to enter into the Agreement and the Merger, each North State Stockholder shall indicate thereon his or her preference as to a cash election, a stock election or a combination election which he or she desires to receive in exchange of his or her North State Stock and shall return the form to the secretary of North State. If the form of election of any North State Stockholder is not returned, such North State Stockholder shall be deemed to have made a combination election.

If the North State Stockholders elect to receive in the aggregate an amount of cash in excess of the Aggregate Cash Consideration, then the amount of cash to be paid to any North State Stockholder shall be adjusted pro rata to equal the amount which bears the same ratio to the total amount of cash elected to be received by such North State Stockholder as the Aggregate Cash Consideration bears to the total amount of cash elected to be received by all North State Stockholders. Conversely, if North State Stockholders elect to receive in the aggregate a number of shares of TRICO Stock in excess of the Aggregate Stock Consideration, then the number of shares of TRICO Stock to be delivered to any North State Stockholder shall be adjusted pro rata to equal the number of shares of TRICO Stock elected to be received by such North State Stockholders as the Aggregate Stock Consideration bears to the total numbers of shares of TRICO Stock elected to be received by all North State Stockholders.

The Aggregate Stock Consideration shall be registered under the 1933 Act with the Registration Statement.

TRICO will not issue any fractional shares of TRICO Stock in the Merger. Such consideration shall be rounded up or down the nearest full share.

Representations

As customary, our legal opinions rely upon certain material facts—officers of both TriCo and North State have represented to us that we can rely upon these facts in rendering our opinions contained in this letter. We have not independently verified the completeness and

The Board of Directors

North State National Bank

                    , 2003

accuracy of these representations, and we are relying on these representations in rendering the opinions contained herein:

1.    The fair market value of the TriCo Stock and other consideration received by each North State Stockholder will be approximately equal to the fair market value of the North State Stock surrendered in the exchange.

2.    Tri Counties will acquire at least 90 percent of the fair market value of North State’s net assets and at least 70 percent of the fair market value of its gross assets held immediately prior to the transaction. For purposes of this representation, amounts paid by North State or TriCo to dissenters, amounts paid by North State to North State shareholders who receive cash or other property, amounts used by North State to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by North State will be included as assets of North State immediately prior to the transaction.

3.    Prior to the transaction, TRICO will be in control of Tri Counties within the meaning of Section 368(c) of the Internal Revenue Code.

4.    Following the transaction, Tri Counties will not issue additional shares of Tri Counties stock that would result in TRICO losing control of Tri Counties within the meaning of Section 368(c) of the Internal Revenue Code.

5.    TRICO has no plan or intention to reacquire any of the TRICO stock issued in the transaction.

6.    TRICO has no plan or intention to liquidate Tri Counties; to merge Tri Counties with or into another corporation; to sell or otherwise dispose of the stock of Tri Counties except for transfers of stock to corporations controlled by TRICO; or to cause Tri Counties to sell or otherwise dispose of any of its assets or of any of the assets acquired from North State in the transaction, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by TRICO.

7.    The liabilities of North State assumed by Tri Counties and the liabilities to which the transferred North State assets are subject were incurred by North State in the ordinary course of its business.

8.    Following the transaction, Tri Counties will continue the historic business of North State or use a significant portion of North State’s historic business assets in a business.

9.    TRICO, North State, Tri Counties, and the shareholders of North State will pay their respective expenses, if any, incurred in connection with the transaction.

10.    There is no intercorporate indebtedness existing between TRICO and North State or between North State and Tri Counties that was issued, acquired, or will be settled at a discount.

The Board of Directors

North State National Bank

                    , 2003

11.    No two parties to the transaction are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code.

12.    At the time of the transaction, North State will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in North State that, if exercised or converted, would affect TRICO’s acquisition or retention of control of North State, as defined in Section 368(c) of the Internal Revenue Code.

13.    TRICO does not own, nor has it owned during the past five years, any shares of the stock of North State.

14.    North State is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Internal Revenue Code.

15.    On the date of the transaction, the fair market value of the assets of North State transferred to Tri Counties will exceed the sum of the liabilities assumed by Tri Counties, plus the amount of liabilities, if any, to which the assets are subject.

16.    No stock of Tri Counties will be issued in the Merger.

Tax Opinions

Based solely on the above “Facts,” “Representations,” and the Acquisition Agreement and Plan of Merger, and subject to the conditions and limitations contained in the above “Scope of the Opinion,” it is our opinion that:

(i)    the Merger qualifies as a reorganization under Section 368(a)(2)(D) of the Code;

(ii)    no gain or loss will be recognized by North State Shareholders to the extent only TriCo Stock is received in exchange for their North State Stock;

(iii)    the holding period of the TriCo Stock received in exchange for North State Stock will be the same as the holding period of the North State Stock exchanged therefor, assuming the North State Stock exchanged was a capital asset in the hands of a shareholder at the Effective Time;

(iv)    the aggregate tax basis of the TriCo Stock received in exchange for North State Stock will be the same as the aggregate tax basis of the North State Stock exchanged therefor, decreased by the amount of cash received in the Merger and increased by the amount of gain recognized by the North State Shareholder; and

(v)    cash received in exchange of North State Stock will be treated as a distribution in full payment for such North State Stock exchanged and will qualify for capital gain or loss treatment, assuming the North State Stock exchanged was a capital asset in the hands of the North State Shareholder at the Effective Time.

The Board of Directors

North State National Bank

                    , 2003

*******

We express no opinion as to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction that are not specifically referred to above.

This opinion is based upon existing statutes, regulations, proposed regulations, Internal Revenue Service rulings and revenue procedures, judicial and administrative decisions, and other matters of record. An opinion of counsel, unlike a tax ruling, has no official status of any kind. No guarantee can be given that the I.R.S. will not challenge or prevail on any issue. In addition, the law upon which this opinion is based is subject to change, and no assurance can be given that any such change will not be applied retroactively. No application has been made to the Internal Revenue Service for a tax ruling.

Very truly yours,

ROTHGERBER JOHNSON & LYONS LLP

DRAFT

Exhibit D

NATIONAL BANK ACT

RIGHTS OF DISSENTING SHAREHOLDERS

SEC. 214A.—PROCEDURE FOR CONVERSION, MERGER, OR

CONSOLIDATION; VOTE OF STOCKHOLDERS

A national banking association may, by vote of the holders of at least two-thirds of each class of its capital stock, convert into, or merge or consolidate with, a State bank in the same State in which the national banking association is located, under a State charter, in the following manner:

(a)    Approval of board of directors; publication of notice of stockholders’ meeting; waiver of publication; notice by registered or certified mail

The plan of conversion, merger, or consolidation must be approved by a majority of the entire board of directors of the national banking association. The bank shall publish notice of the time, place, and object of the shareholders’ meeting to act upon the plan, in some newspaper with general circulation in the place where the principal office of the national banking association is located, at least once a week for four consecutive weeks: Provided, That newspaper publication may be dispensed with entirely if waived by all the shareholders and in the case of a merger or consolidation one publication at least ten days before the meeting shall be sufficient if publication for four weeks is waived by holders of at least two-thirds of each class of capital stock and prior written consent of the Comptroller of the Currency is obtained. The national banking association shall send such notice to each shareholder of record by registered mail or by certified mail at least ten days prior to the meeting, which notice may be waived specifically by any shareholder.

(b)    Rights of dissenting stockholders

A shareholder of a national banking association who votes against the conversion, merger, or consolidation, or who has given notice in writing to the bank at or prior to such meeting that he dissents from the plan, shall be entitled to receive in cash the value of the shares held by him, if and when the conversion, merger, or consolidation is consummated, upon written request made to the resulting State bank at any time before thirty days after the date of consummation of such conversion, merger, or consolidation, accompanied by the surrender of his stock certificates. The value of such shares shall be determined as of the date on which the shareholders’ meeting was held authorizing the conversion, merger, or consolidation, by a committee of three persons, one to be selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of the resulting State bank, and the third by the two so chosen. The valuation agreed upon by any two of three appraisers thus chosen shall govern; but, if the value so fixed shall not be satisfactory to any dissenting

D-1

shareholder who has requested payment as provided herein, such shareholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the conversion, merger, or consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal, or the appraisal as the case may be, shall be paid by the resulting State bank. The plan of conversion, merger, or consolidation shall provide the manner of disposing of the shares of the resulting State bank not taken by the dissenting shareholders of the national banking association.

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